As filed with the Securities and Exchange Commission on January 17, 2025.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ODYSSEY THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	86-3384382
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

51 Sleeper Street

Boston, Massachusetts 02210

(617) 865-9628

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary D. Glick, Ph.D.

President and Chief Executive Officer

Odyssey Therapeutics, Inc.

51 Sleeper Street

Boston, Massachusetts 02210

(617) 865-9628

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian K. Rosenzweig Joseph Gangitano Alicia Zhang Megan N. Gates Covington & Burling LLP One International Place, Suite 1020 Boston, Massachusetts 02110 (617) 603-8805	Kira M. Schwartz Executive Vice President, General Counsel Odyssey Therapeutics, Inc. 51 Sleeper Street Boston, Massachusetts 02210 (617) 865-9628	Eric Blanchard Richard Segal Divakar Gupta Evan Leitner Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated January 17, 2025

Preliminary Prospectus

     Shares

Odyssey Therapeutics, Inc.

Common Stock

This is an initial public offering of shares of common stock of Odyssey Therapeutics, Inc. We are offering    shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $    and $    . We have applied to list our common stock on the Nasdaq Capital Market, or Nasdaq, under the trading symbol “ODTX.” We believe that upon the completion of this offering, we will meet the standards for listing on Nasdaq, and the closing of this offering is contingent upon such listing.

We are an “emerging growth company” and a “smaller reporting company,” each as defined under the federal securities laws, and as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

See the section of this prospectus titled “Risk Factors” beginning on page 17 to read about factors you should consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Odyssey Therapeutics, Inc.	$	$

(1)	See the section of this prospectus titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to    additional shares of our common stock from us at the initial public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment to purchasers on or about    , 2025.

Goldman Sachs & Co. LLC	Jefferies	TD Cowen

Wedbush PacGrow

Prospectus dated     , 2025.

Through and including     , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to, the reliability of, any information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus, and is qualified in its entirety by the more detailed information included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections of this prospectus titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms “Odyssey,” “we,” “us,” “our” or similar terms refer to Odyssey Therapeutics, Inc. and its wholly owned subsidiaries.

Overview

Odyssey is a clinical-stage biopharmaceutical company led by a team and board of drug hunters seeking to transform the standard of care for patients suffering from autoimmune and inflammatory diseases. To accomplish this, we are developing medicines that are designed to precisely target disease pathology with an initial emphasis on the innate immune system. We believe our deep understanding of immunobiology, coupled with leading expertise in medicinal, computational and protein chemistry, structural biology, genetics and pharmacology allows us to identify and drug key signaling nodes that drive disease. We have prioritized targets where we believe the underlying disease biology is understood through genetic, clinical or translational evidence.

Our most advanced programs include OD-07656, a small molecule scaffolding inhibitor of receptor-interacting protein kinase 2, or RIPK2, for which we intend to commence a Phase 2a monotherapy trial for ulcerative colitis, or UC, in the first quarter of 2025 and a Phase 2a combination trial with vedolizumab in the first half of 2026, and two preclinical programs: a small molecule scaffolding inhibitor of interleukin-1 receptor-associated kinase 4, or IRAK4, and OD-00910, an agonistic protein therapeutic targeting tumor necrosis factor receptor 2, or TNFR2, built from camelid heavy chain variable regions, or VHH, domains (which we term a V-body). Our Phase 1 RIPK2 clinical trial was conducted in Australia and we have not yet filed an investigational new drug application, or IND, for our RIPK2 program. We anticipate conducting our RIPK2 Phase 2a trials pursuant to clinical trial applications, or CTAs, at approximately 60 sites globally, including at sites we have identified in Australia, Austria, Canada, Czech Republic, Hungary, Jordan, Lithuania, Moldova, New Zealand, Poland, Romania, Turkey and Ukraine, pending submission of such CTAs and approval and clearance to proceed under them by the applicable regulatory authority. In the future, we intend to file an IND in the United States, and, if approved, open sites in the United States. We currently expect to file a CTA in Australia for OD-00910 by the end of 2025 and for our IRAK4 program during the first half of 2026, and, pending approval to proceed from the Australian Therapeutic Goods Association, or TGA, to commence Phase 1 trials for these programs during the first half of 2026. These programs have the potential to yield treatments for inflammatory diseases that have large addressable patient populations and lack effective treatments, including inflammatory bowel disease, or IBD, atopic dermatitis, or AD, and systemic lupus erythematosus, or SLE, and, where appropriate, we intend to pursue global marketing approval for our programs if we successfully complete the necessary clinical trials.

Our Approach to Immunology and Drug Discovery

The human immune system is a complex network of cells, tissues and organs that can be divided into two primary components: the innate immune system and adaptive immune system. The innate immune system, which forms the body’s first line of defense, is a cellular network with highly selective receptors and activators that responds to pathogenic stimuli, both directly and by producing pro-inflammatory cytokines that activate the secondary line of defense, the adaptive immune system. The adaptive immune system helps eliminate pathogens and retains a memory of them for a more effective immune response to previously encountered pathogens. While these responses are necessary for normal homeostatic function and host defense, chronic pro-inflammatory signaling that remains unresolved propagates inflammatory disease and organ damage, as shown below.

Current therapies for inflammatory diseases, which are largely focused on the downstream adaptive immune response—specifically, the inhibition of cytokines—have produced meaningful benefits for patients, but also share fundamental limitations despite targeting different cytokines. Because cytokines have redundant function, blocking any one cytokine does not prevent others from activating the adaptive immune response. Cytokines have many functions and therefore inhibiting a cytokine relevant in disease also negatively impacts normal homeostasis and is typically associated with immunosuppression. We believe existing therapeutics will continue to be challenging to combine safely into additive or synergistic multidrug regimens. By targeting innate immune responses, our product candidates have the potential, whether as monotherapies or in combination, to address the issue of downstream cytokine redundancy and mitigate direct damage caused by the innate immune response, while having less immunosuppressive risk.

Our replicable model for drug discovery and development is run by our team of experts who collectively have decades of experience in the field with other companies. We first seek to identify targets that address patient populations with significant unmet need within immunology. In considering targets, we prefer those where the biology is well characterized and where clinical or translational evidence can be combined with human genetics to inform potential safety and efficacy. Following target selection, we leverage internal capabilities to determine which modality, small molecule or protein therapeutic, is optimal for effectively drugging the core biology we aim to address.

Our Strengths

We believe the success of our efforts will be driven by the following differentiating factors:

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Our deep knowledge of human immune biology. Our portfolio leverages our comprehensive grasp of the immune system to address a broader range of targets or mechanisms than have been historically undertaken by biopharmaceutical companies. Our research is driven by our access to differentiated insights, findings and data sets that can help guide target selection and inform clinical trial design.

•

Our expertise in small molecule and protein therapeutics allows us to tackle a broad range of therapeutic targets. We have deep organizational expertise in medicinal and protein chemistry along with structural biology and biophysics, which enables us to take a structure-guided approach across our entire portfolio.

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Highly productive and efficient research and development capabilities. Since our founding in 2021, we have internally discovered and developed a broad portfolio of product candidates and completed our first clinical trial. In designing our Phase 1 and Phase 2 trials, we strive to efficiently obtain proof-of-mechanism and proof-of-concept readouts, respectively.

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Our management team and board of directors have a long track record of therapeutic development and company building. Our management team and our board of directors have played critical roles in the discovery, development and acquisition of multiple blockbuster therapies and in founding and building biopharmaceutical companies.

Small Molecules

Small molecules are preferred to address intracellular targets or provide an oral option where that administration route will be important for prescribers and patients. To support our discovery and development, we have invested in a suite of tools and capabilities, including our artificial intelligence/machine learning, or AI/ML, natural products and covalent chemistry platforms.

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Our AI/ML platform is designed to support small molecule drug discovery from program initiation through identification of a development candidate. Specifically, our platform can help elucidate cryptic pockets through novel techniques pioneered by our employees, use virtual screening and generative chemistry to identify and optimize hits and be used alongside traditional medicinal chemistry efforts to efficiently progress our programs.

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We have a natural products platform through which we believe we can discover biologically relevant molecules produced by microbes (e.g., bacteria or fungi) because ligand binding sites are generally conserved through evolution. We use this capability specifically for difficult drug targets where traditional synthetic chemistry has been unsuccessful.

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Our covalent chemistry platform fuses cutting-edge medicinal chemistry with real-time data integration into our AI/ML engine. Leveraging our proprietary internal library targeting both cysteines and lysines, alongside external DNA-Encoded Libraries, we efficiently uncover chemical starting points and druggable pockets. Using these discoveries, we can further transition to non-covalent approaches. By integrating covalent chemistry, hit and pocket identification and vast proteome-wide selectivity data, our AI/ML platform generates interactive and predictive Connectivity Maps of covalent compounds and ligandable protein sites. With these Connectivity Maps and proprietary libraries, we believe we have created a differentiated solution to finding drug starting points.

Protein Therapeutics

We believe that protein therapeutics are ideal for extracellular targets particularly where multiple targets or receptors must be engaged for desired pharmacology. Within the protein therapeutic class, there are numerous formats that have been used in approved drugs, including monoclonal antibodies or their fragments, or Fab, bispecific antibodies, fusion proteins and VHH and derivatives thereof. We believe VHH provide a superior platform for the development of next-generation protein therapeutics compared to conventional antibodies and fusion proteins because of their lower molecular weight, modularity, ease of engineering and manufacturing and developability characteristics. Like our small molecule research, we employ AI and ML models in developing our protein therapeutics. These models enable us to identify favorable combinations of VHH and help guide optimization of affinity, stability and developability.

Our Pipeline

Our wholly owned drug development pipeline is shown below, along with our collaborations with pharmaceutical and biopharmaceutical companies.

RIPK2

OD-07656, our oral small molecule RIPK2 scaffolding inhibitor product candidate, is entering Phase 2a development for the treatment of UC, one of the two main types of IBD. IBD is an autoimmune disease that degrades, damages and can perforate the gastrointestinal, or GI, tract and afflicts two-to-three million people in the United States. Despite there being more than ten approved therapies spanning multiple mechanisms of action, placebo-adjusted remission rates for IBD do not exceed approximately 30% (a so called “therapeutic ceiling”). Moreover, a majority of patients who initially respond to treatment with existing approved therapies are likely to lose response within five years.

RIPK2 is a critical signaling protein of the innate immune system that responds to bacterial byproducts from the GI tract and has been implicated both as an initiator of IBD and a mechanism of resistance to standard of care therapies, including tumor necrosis factor, or TNF, and integrin blocking therapies. Based on the observations of increased activation of RIPK2 in IBD patients, the linkage of RIPK2-associated gene expression with disease severity and the reduction of disease following RIPK2 knockout or inhibition in preclinical models, we believe that blocking RIPK2 has the potential to address the core pathology of IBD. RIPK2 inhibition blocks the production of multiple cytokines in response to bacterial byproducts, many of which are validated therapeutic targets for IBD treatment, including TNF,

TNF-like cytokine 1A, or TL1A, and interleukin 23, or IL-23. By blocking these cytokines, the adaptive immune response is reduced. In addition, by blocking RIPK2, we believe we can also prevent direct damage to the gut epithelial lining by the activation of innate immune cells. We believe that OD-07656, as either monotherapy or in combination with existing therapies, has the potential to break the therapeutic ceiling in IBD. In our Phase 1 healthy volunteer trial conducted in Australia, OD-07656 was well tolerated and provided continuous target coverage. We currently expect to commence a Phase 2a trial assessing OD-07656 as monotherapy in UC patients in the first quarter of 2025 and to release topline induction results in the first half of 2026. We also expect to commence a second Phase 2a trial assessing OD-07656 in combination with the standard of care, integrin blocking therapy, vedolizumab in the first half of 2026 with topline combination induction results expected to be released in mid-2027. We anticipate conducting our RIPK2 Phase 2a trials pursuant to CTAs at approximately 60 sites globally, including at sites we have identified in Australia, Austria, Canada, Czech Republic, Hungary, Jordan, Lithuania, Moldova, New Zealand, Poland, Romania, Turkey and Ukraine, pending submission of such CTAs and approval and clearance to proceed under them by the applicable regulatory authority. In the future, we intend to file an IND in the United States, and, if approved, open sites in the United States.

IRAK4

Our oral small molecule scaffolding inhibitor of IRAK4 is designed to block inflammatory signaling by the myddosome, a protein complex found in multiple cell types across tissues. The myddosome serves as a key junction of inflammatory signaling where innate immune signals converge to initiate a broad downstream cytokine response. We believe IRAK4 scaffolding inhibition has the potential to be developed for multiple inflammatory diseases, including AD, hidradenitis suppurativa, or HS, and osteoarthritis, or OA. Our program is designed to address the shortcomings of other programs targeting IRAK4, including small molecule kinase inhibitors and degraders, by achieving the desired pharmacology to block cytokine production across disease-relevant cell types, both inside and outside of the immune system (i.e., myeloid and non-myeloid cells). As of the date of this prospectus, we have identified potential leads and several backup molecules that, following profiling, could become our IRAK4 development candidate. Once we select our development candidate, we intend to conduct IND-enabling toxicology studies and, pending an acceptable profile in IND-enabling toxicology studies, we expect to file a CTA in Australia during the first half of 2026. The Phase 1 trial in healthy volunteers is expected to consist of a single ascending dose, or SAD, component and a multiple ascending dose, or MAD, component to assess safety, pharmacokinetics and pharmacodynamics. We currently expect to commence this trial in the first half of 2026, pending approval to proceed from the TGA, and announce results from this trial in the second half of 2026.

TNFR2

OD-00910 is a monospecific, tetravalent V-body that is designed to agonize TNFR2 selectively on regulatory T cells, or Treg. TNFR2 is a receptor that is highly expressed on Treg, with relatively limited expression on other cells. Treg are a subset of T cells that suppress the activation and function of inflammatory immune cells, including T effector cells, or Teff, and both cytotoxic CD8+ and CD4+ T-helper (Th) cells to maintain self-tolerance and prevent the development of autoimmune disease. We believe effective modulation of Treg is a compelling approach to treat autoimmune and inflammatory diseases because of the link between these diseases and Treg dysregulation. OD-00910 has the potential to harness the full capacity of a Treg-targeted therapy, because TNFR2 agonism (unlike historical approaches to induce Treg with IL-2) exerts several favorable effects on Treg. These effects include selective Treg expansion, increase in immunosuppressive function, increase in resistance to a shift to a pathogenic ex-Treg state in an inflammatory environment and induction of a tissue repair phenotype. We believe an effective modulator of Treg has broad applicability across inflammatory diseases, including AD, SLE, vitiligo and type 1 diabetes, or T1D. IND-enabling activities for OD-00910 are ongoing and, pending an acceptable profile in IND-enabling toxicology studies, we currently expect to file a CTA in Australia by the end of 2025. The Phase 1a trial is expected to consist of a SAD portion in healthy volunteers. This will be followed by a MAD portion in patients with an inflammatory disease. The purpose of each study will be to assess safety, pharmacokinetics and pharmacodynamics. We currently expect to commence the SAD portion of the trial in the first half of 2026, pending approval to proceed from the TGA, and announce results from this portion of the Phase 1a trial in the second half of 2026.

Additional Programs and Collaborations

We have a portfolio of internally discovered, wholly owned early-stage programs targeting other key signaling nodes that drive disease, including a bispecific protein targeting thymic stromal lymphopoietin, or TSLP, and interleukin-33, or IL-33, a small molecule inhibitor of NOD-like receptor family pyrin domain containing 1, or NLRP1, and a small molecule inhibitor of melanoma differentiation-associated protein 5, or MDA5.

We also have three ongoing collaborations with pharmaceutical and biopharmaceutical companies. Our collaboration with Janssen Pharmaceutica NV, a Johnson & Johnson company, or J&J, utilizes our artificial intelligence and machine learning capability to develop molecules against multiple therapeutic targets. In our collaboration with Pfizer Inc., or Pfizer, we are identifying product candidates, that target a transcription factor, using our natural product capability. In addition, we are collaborating with Terray Therapeutics, Inc., or Terray, to discover and develop an inhibitor of an immunology transcription factor of mutual interest, interferon regulatory factor 5, or IRF5, for SLE. Because each of these collaborations is at an early stage of development and currently focused on identifying and validating hits for various targets of mutual interest, we do not believe a discussion of the research and data generated to date under such collaborations would be appropriate or helpful for investors at this time. However, these collaborations demonstrate the potential of our discovery capabilities against challenging targets and our partnering strategy. Additionally, these collaborations have generated all of our revenue to date, and may also result in significant potential milestone payments to us or research and development funding obligations by us. See the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

Our Strategy

Our goal is to continue building a differentiated, global biopharmaceutical company by discovering, developing and commercializing transformative medicines for underserved patient populations. We aim to be an industry leader in immunology and are advancing a diversified portfolio of programs with the intention of efficiently delivering safe and effective medicines to patients.

The key elements of our strategy include:

•	Advance our RIPK2 scaffolding inhibitor, OD-07656, to deliver a potentially transformative therapy for patients suffering from IBD.

•	Advance our IRAK4 scaffolding inhibitor and our TNFR2 agonist, OD-00910, into clinical development and assess potential benefit across a range of autoimmune and inflammatory indications.

•	Invest in our early-stage pipeline and enabling capabilities.

•	Execute on our existing, and pursue additional, collaborations.

•	Build our development capabilities to support advancement of candidates into late-stage development.

Our Team and Company History

We are led by Gary D. Glick, Ph.D., our founder and Chief Executive Officer, and Jeffrey M. Leiden, M.D., Ph.D., the Chair of our board of directors and the former President, Chief Executive Officer and Chairman of the board and current Executive Chairman of Vertex Pharmaceuticals Incorporated, or Vertex. Prior to founding our company in 2021, Dr. Glick was the founder and Chief Executive Officer of Scorpion Therapeutics, Inc., or Scorpion, where he led the initiation and early discovery of several programs, including STX-478, a mutant selective PI3K inhibitor. On January 13, 2025, it was announced that Eli Lilly and Company had entered into a definitive agreement to acquire Scorpion for up to $2.5 billion in cash. Before Scorpion, Dr. Glick was the founder and Chief Executive Officer of IFM Therapeutics, Inc., or IFM, a company that was the first to target the NLRP3 inflammasome and stimulator of interferon genes, or STING. At IFM, Dr. Glick completed three sales of drug development programs generating proceeds to date of $750 million. Subject to the achievement of various milestones, proceeds from such sales could reach more than $4.7 billion. Earlier in his career, as Chief Scientific Officer of Lycera Corporation, Dr. Glick successfully completed more than $600 million of program partnering transactions. Drs. Glick and Leiden lead our team of experienced drug hunters and developers with deep experience in identifying, developing and commercializing medicines across indications and drug types. In addition to Drs. Glick and Leiden, other members of our board of directors possess a diverse set of skills related to the discovery, development, acquisition and commercialization of transformative medicines and have experience in leading, founding or building biopharmaceutical companies that include Abbott Laboratories, Horizon Therapeutics plc, Mirati Therapeutics, Inc. and Vertex. Since our inception in 2021, we have raised an aggregate of approximately $508.5 million from over 25 investors.

Preliminary Balance of Cash and Cash Equivalents

We estimate that we had cash and cash equivalents of approximately $129.4 million as of December 31, 2024.

Our actual consolidated financial results as of and for the year ended December 31, 2024 are not yet available. Our financial closing procedures for the year ended December 31, 2024 are not yet complete and, as a result, our final results upon completion of those procedures may differ materially from this preliminary estimate. The preliminary consolidated financial data presented above as of December 31, 2024 is not a comprehensive statement of our financial position or operating results; reflects our preliminary estimate based on information available as of the date of this prospectus; and is subject to change, and those changes may be material. Accordingly, you should not place undue reliance upon this preliminary estimate. This estimate should not be viewed as a substitute for full financial statements prepared in accordance with generally accepted accounting principles in the U.S. and these estimates are not necessarily indicative of the results to be achieved for the stated period, or any other period. We do not undertake any obligation to publicly update or revise this preliminary estimate, except as required by law. See “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for a discussion of certain factors that could result in differences between this preliminary unaudited estimate and the actual results.

The preliminary consolidated financial data presented above has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed, compiled or performed any procedures, and does not express an opinion or any other form of assurance, with respect to any of such data. This information should be read in conjunction with our consolidated and combined financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods in this prospectus.

Corporate Information

We were incorporated in Delaware in April 2021. Our principal executive offices are located at 51 Sleeper Street, Boston, Massachusetts 02210, and our telephone number is (617) 865-9628. Our website address is https://odysseytx.com/. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Risk Factor Summary

Investing in our common stock involves significant risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations and prospects that you should consider before making a decision to invest in our common stock. These risks are discussed more fully under the section of this prospectus titled “Risk Factors.” You should carefully consider all the information in this prospectus, including under “Risk Factors,” before making an investment decision. These risks include, but are not limited to, the following:

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We are an early-stage biotechnology company with a limited operating history and a history of incurring substantial net losses, have no products approved for commercial sale, have never generated revenue from product sales and may never be profitable.

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Even if this offering is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce or eliminate one or more of our research and drug development programs or future commercialization efforts.

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We have identified a material weakness in our internal control over financial reporting. If we fail to remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting or disclosure control in the future, we may be unable to produce accurate and timely financial statements or detect acts of fraud, which may adversely affect investor confidence in us, and, as a result, the value of our common stock, or result in delisting, sanctions or other penalties that could harm our business.

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Our business depends entirely on the success of our product candidates and development programs, including OD-07656, our IRAK4 program candidate and OD-00910, and we cannot guarantee that any or all of our current or future product candidates will successfully complete clinical development, receive regulatory approval, or be successfully commercialized. If we are unable to develop, receive regulatory approval for, and ultimately successfully commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

•	Our future success depends on our ability to retain our key leaders and to attract, retain and motivate qualified personnel.

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We are early in our development efforts and have only one product candidate currently in clinical development. We have never successfully completed any large-scale or pivotal clinical trials with our product candidates, and we may be unable to do so for any product candidates we develop.

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Preclinical and clinical development involves a lengthy and expensive process, with an uncertain outcome. We or our collaborators may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current product candidates or any future product candidates.

•	We face substantial competition, which may result in others discovering, developing or commercializing drugs before or more successfully than we do.

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If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates and any future product candidates we may develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products similar or identical to ours, and our ability to successfully develop and commercialize our product candidates may be adversely affected.

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We have relied and expect to continue to rely on third parties to conduct our preclinical studies and clinical trials. If those third parties do not perform as contractually required, fail to satisfy legal or regulatory requirements, miss expected deadlines or terminate the relationship, our development programs could be delayed, more costly or unsuccessful, and we may never be able to seek or obtain regulatory approval for or commercialize our product candidates.

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We rely on third-party manufacturers and suppliers to supply our product candidates. The loss of our third-party manufacturers or suppliers, or their failure to comply with applicable regulatory requirements or to supply sufficient quantities at acceptable quality levels or prices, within acceptable timeframes, or at all, would materially and adversely affect our business, financial condition, results of operations and prospects.

•	An active and liquid trading market for our common stock may not develop and you may not be able to resell your shares of common stock at or above the initial public offering price, if at all.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation, and exemptions from stockholder approval of any golden parachute payments not previously approved. We are also permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. We may also elect to take advantage of other reduced reporting requirements in future filings. As a result, our stockholders may not have access to certain information that they may deem important and the information that we provide to our stockholders may be different than, and not comparable to, information presented by other public reporting companies. We could remain an emerging growth company until the earlier of (i) the last day of the year following the fifth anniversary of the completion of this offering, (ii) the last day of the year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock and non-voting common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act also provides that an emerging growth company may take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. An emerging growth company may therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, will not be subject to the same implementation timing for new or revised accounting standards as are required of other public companies that are not emerging growth companies, which may make comparison of our financial information to those of other public companies more difficult. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Trademarks and Service Marks

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of common stock offered in this offering	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares from us.

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full) based upon the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering to advance clinical development of OD-07656, to advance our IRAK4 and TNFR2 programs through preclinical development and IND-enabling activities and into clinical development, and to fund additional discovery, preclinical and clinical activities for our programs, enabling capabilities, and for general corporate purposes, working capital and other capital expenditures. See the section of this prospectus titled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the section of this prospectus titled “Risk Factors” and the other information included elsewhere in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

Dividend policy	We do not anticipate paying cash dividends.

Proposed Nasdaq trading symbol	“ODTX”

The number of shares of our common stock to be outstanding after this offering is based on 107,513,274 shares of our common stock outstanding as of September 30, 2024, including 579,432 shares of unvested restricted common stock, after giving effect to the conversion of all outstanding shares of our convertible preferred stock (including shares of our Series C-1 convertible preferred stock issued after

September 30, 2024) into an aggregate of 98,730,835 shares of common stock immediately prior to the closing of this offering and the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of 81,240 shares of our common stock upon the closing of this offering, and excludes:

•

17,432,533 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2024 under our 2021 Equity Incentive Plan, as amended to date, or the 2021 Plan, at a weighted average exercise price of $2.53 per share;

•

4,429,876 shares of our common stock reserved for future issuance under the 2021 Plan as of September 30, 2024, which shares will cease to be available for issuance at the time our 2024 Long-Term Incentive Plan, or the 2024 Plan, becomes effective;

•

16,901,300 shares of our common stock reserved for future issuance under our 2024 Plan, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2024 Plan and any shares underlying outstanding stock awards granted under the 2021 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section of this prospectus titled “Executive Compensation—Equity Benefit Plans”;

•

1,626,351 shares of common stock reserved for future issuance under our 2024 Employee Stock Purchase Plan, or the ESPP, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP, as more fully described in the section of this prospectus titled “Executive Compensation—Equity Benefit Plans”; and

•

16,928 shares of our common stock issuable upon the exercise of an outstanding warrant to purchase Series A-2 convertible preferred stock held by Pacific Western Bank, or the PWB Warrant, at an exercise price of $6.15459 per share (after giving effect to the conversion of our convertible preferred stock into common stock).

Unless otherwise indicated, this prospectus assumes or gives effect to the following:

•

the filing and effectiveness of our eighth amended and restated certificate of incorporation, or our Certificate of Incorporation, to be effective immediately prior to the closing of this offering, and the adoption of our amended and restated bylaws, or our Bylaws, to be effective immediately prior to the closing of this offering;

•

the conversion of all outstanding shares of our convertible preferred stock (including the shares of our Series C-1 convertible preferred stock described below) into an aggregate of 98,730,835 shares of our common stock immediately prior to the closing of this offering;

•	the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of 81,240 shares of our common stock upon the closing of this offering;

•

1,459,598 shares of our Series C-1 convertible preferred stock sold at a price per share of $5.1384 pursuant to the Series C-1 Preferred Stock Purchase Agreement, dated November 22, 2024, by and among us and the purchaser listed therein, or the Series C-1 Purchase Agreement;

•	no exercise of the outstanding options or other securities described above after September 30, 2024;

•	a 1-for- reverse stock split of our common stock effected on and the resulting adjustments to the respective conversion ratios for convertible preferred stock, or the Reverse Stock Split;

•	an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary historical consolidated financial data as of, and for the periods ended on the dates indicated. We have derived the summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2023 and 2022 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the summary consolidated statements of operations and comprehensive loss data for the nine months ended September 30, 2024 and 2023, and the summary consolidated balance sheet data as of September 30, 2024 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the financial information in those statements. You should read these data together with our financial statements and related notes included elsewhere in this prospectus and the section of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of our future results, and our interim results are not necessarily indicative of our expected results for the year ended December 31, 2024.

	Year Ended December 31,		Nine Months Ended September 30,
	2023	2022	2024	2023
	(in thousands, except for share and per share data)
			(unaudited)
Consolidated Statements of Operations and Comprehensive Loss Data:
Collaboration revenue	$1,037	$—	$2,717	$750
Operating expenses:
Research and development	112,279	101,755	81,100	86,480
General and administrative	22,197	21,021	19,719	16,886
Change in fair value of contingent consideration	297	5,128	1,415	(70)

Total operating expenses	134,773	127,904	102,234	103,296

Operating loss	(133,736)	(127,904)	(99,517)	(102,546)

Other income (expense), net
Interest income	8,792	3,924	6,716	6,269
Interest expense	(335)	(291)	(14)	(328)
Other income (expense), net	(212)	(47)	(152)	(124)

Total other income, net	8,245	3,586	6,550	5,817

Loss before income taxes	$(125,491)	$(124,318)	(92,967)	(96,729)

Income tax provision	447	347	422	351

Net loss	$(125,938)	$(124,665)	$(93,389)	$(97,080)

Other comprehensive income (loss):
Foreign currency translation adjustment	1,020	(2,128)	(819)	(104)

	Year Ended December 31,		Nine Months Ended September 30,
	2023	2022	2024	2023
	(in thousands, except for share and per share data)
			(unaudited)
Unrealized gain on marketable securities, net	305	—	163	(54)

Total other comprehensive income (loss)	1,325	(2,128)	(656)	(158)

Comprehensive loss	$(124,613)	$(126,793)	(94,045)	(97,238)

Net loss attributable to common stockholders:	$(130,920)	$(124,665)	(93,565)	(97,080)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(20.79)	$(28.65)	$(12.22)	$(15.89)

Weighted-average common shares outstanding, basic and diluted	6,296,641	4,351,269	7,659,394	6,107,685

Pro forma net loss per share, basic and diluted (unaudited)(2)	$(1.32)		$(0.89)

Pro forma weighted-average shares of common stock outstanding basic and diluted (unaudited)(2)	99,234,758		104,878,870

(1)

See Note 2 and Note 18 to our audited financial statements and to our unaudited condensed financial statements included elsewhere in this prospectus for an explanation of the method used to calculate historical net loss attributable to common stockholders per share, basic and diluted, and the weighted-average number of shares of common stock used in the computation of the per share amounts.

(2)

Unaudited pro forma net loss per share, basic and diluted, attributable to common stockholders, is calculated giving effect to the conversion of all outstanding shares of our convertible preferred stock and warrants into shares of our common stock. Unaudited pro forma net loss per share attributable to common stockholders does not include the shares expected to be sold and related proceeds to be received in this offering. Unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2023 and the nine months ended September 30, 2024 was calculated using the weighted average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of our convertible preferred stock and warrants as of the end of the period into shares of our common stock, as if such conversion had occurred at the beginning of the period.

	As of September 30, 2024
(in thousands)	Actual	Pro Forma(1)(3)	Pro Forma As Adjusted(2)(3)
	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$154,904	$162,404	$
Working capital(4)	134,727	142,227
Total assets	221,535	229,035
Convertible preferred stock	508,212	—
Accumulated deficit	(382,656)	(382,656)
Total stockholders’ (deficit) equity	(349,266)	166,466

(1)

Pro forma amounts give effect to the conversion of all outstanding shares of our convertible preferred stock (including the 1,459,598 shares of our Series C-1 convertible preferred stock sold for gross proceeds of approximately $7.5 million in November 2024) into an aggregate of 98,730,835 shares of our common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity immediately prior to the closing of this offering.

(2)

Pro forma as adjusted amounts give effect to (i) the pro forma adjustments set forth in footnote (1) above, and (ii) the issuance and sale of shares of our common stock in this offering at the initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $  per share would increase or decrease, as applicable, the pro forma as adjusted amount of each of our cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ (deficit) equity by approximately $    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price of $  per share would increase or decrease, as applicable, the pro forma as adjusted amounts of each of our cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ (deficit) equity by approximately $  , after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

The pro forma and pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(4)

We define working capital as current assets less current liabilities. See our unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider and read the following risk factors, as well as the financial and other information contained in this prospectus, including in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our consolidated financial statements and related notes included elsewhere in this prospectus. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also may become important factors that affect us.

Risks Related to Our Business, Limited Operating History and Financial Position

We are an early-stage biotechnology company with a limited operating history and a history of incurring substantial net losses, have no products approved for commercial sale, have never generated revenue from product sales and may never be profitable.

We are an early clinical-stage biotechnology company with a limited operating history. We were formed in April 2021 and have devoted substantially all of our resources since that time to research and development activities for our product candidates, including OD-07656, our IRAK4 program candidate and OD-00910, and our other development programs, recruiting management and technical staff, raising capital, producing materials for preclinical studies and clinical trials, developing and establishing our intellectual property portfolio, developing our research and development tools and technologies, entering into collaboration agreements, acquiring companies or assets to further our development programs and building infrastructure to support such activities. We have only recently completed a Phase 1 clinical trial for our most advanced product candidate, OD-07656, and all of our other product candidates remain in preclinical development.

We continue to incur significant research and development and other expenses related to our ongoing operations. The success of our business depends primarily upon our ability to identify, develop and commercialize our product candidates.

We do not have any products approved for sale and have not generated any revenue from product sales or royalties to date. We do not know whether we will be able to develop any product candidates that succeed through preclinical and clinical development or products of commercial value. To date, all of our revenue has been generated from our collaboration agreements with Janssen Pharmaceutica NV, a Johnson & Johnson company, or J&J, and Pfizer Inc., or Pfizer. We do not expect to generate product revenues unless and until we obtain marketing approval for a product candidate. Consequently, it may be more difficult to evaluate our business and predictions about our future success and viability may not be as accurate as they could be if we had a longer operating history. Investing in biotechnology product development is highly speculative because of the significant risk that, despite significant investment, any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable.

We have incurred net losses since our inception through September 30, 2024. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. Our net losses for the nine months ended September 30, 2024 and 2023 were $93.4 million and $97.1 million, respectively. For the years ended December 31, 2023 and 2022, we reported a net loss of $125.9 million and $124.7 million, respectively. As of September 30, 2024, we had an accumulated deficit of $382.7 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue research and development efforts for our product candidates, advance our product candidates through preclinical studies and clinical trials and seek regulatory approvals for our product candidates.

We anticipate that our expenses will increase substantially as we:

•	continue to progress the development of our product candidates, including our three most advanced programs: OD-07656, our IRAK4 program and OD-00910;

•

invest in our target selection programs and develop any additional product candidates, including the cost of acquiring any necessary rights from third parties to develop those product candidates or entering into partnering relationships to further the development of any such product candidates;

•	establish and expand the manufacturing of preclinical and clinical supply of our current and future product candidates;

•	seek regulatory approvals for any of our current product candidates or any future product candidates;

•	establish a sales, marketing, manufacturing and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval, if any;

•	attract, hire and retain qualified clinical, scientific, operations and management personnel;

•	add and maintain operational, financial and information management systems;

•	protect, maintain, enforce and expand our rights in our intellectual property portfolio or acquire or in-license intellectual property and technologies from third parties;

•

experience any delays in our preclinical studies or clinical trials and regulatory approval for our product candidates, including as a result of macroeconomic conditions, geopolitical conflicts or other factors; and

•	incur additional legal, accounting or other expenses in operating our business, including the costs associated with operating as a public company following the completion of this offering.

To become and remain profitable, we must develop and, either directly or through collaborators, eventually commercialize products with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, obtaining marketing approval for product candidates, manufacturing, marketing and selling products if we obtain marketing approval, obtaining market acceptance for such products and satisfying any post-marketing requirements. We may not succeed in any or all of these activities and, even if we do, we may not generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease our value and the price of our common stock, and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our common stock also could cause you to lose all or part of your investment.

Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We also may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business, financial condition, results of operations and prospects. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.

Even if this offering is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce or eliminate one or more of our research and drug development programs or future commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since our inception. We expect to continue spending substantial amounts of cash to advance our current and future preclinical and clinical development programs and seek regulatory approval for our product candidates.

As of September 30, 2024, we had $154.9 million in cash, cash equivalents and marketable securities. In addition, on November 22, 2024, we received approximately $7.5 million in gross proceeds from the issuance and sale of shares of our Series C-1 convertible preferred stock to one accredited investor. We expect that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term marketable securities will be sufficient to fund our operations until    . We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Additionally, because the design and outcome of our planned and anticipated preclinical studies and clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidate.

Our future capital requirements will depend on, and could increase significantly as a result of, many factors, including:

•

the scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and planned clinical trials for our current or future product candidates, including additional expenses attributable to adjusting our development plans;

•	the scope, prioritization and number of our research and development programs and clinical trials required for regulatory approval of our current or future product candidates;

•	the costs, timing and outcome of regulatory review of our current or future product candidates;

•

our ability to establish or maintain collaboration or license agreements and the achievement of milestones or occurrence of other developments that trigger payments under any existing or additional collaboration or license agreements;

•

the costs associated with acquiring or licensing additional product candidates, technologies or assets, including the timing and amount of any milestones, royalties or other payments due in connection with acquisitions and licenses;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the cost of continuing to invest in our suite of tools and drug discovery efforts to identify novel targets and drugs;

•	the potential increase in the number of our employees and expansion of our physical facilities to support preclinical studies and clinical trials;

•

the costs associated with being a public company, including our need to implement additional internal systems and infrastructure, including financial and reporting systems, to remediate an existing material weakness;

•

the cost of securing manufacturing arrangements for clinical and commercial production and establishing or contracting for sales and marketing capabilities, if we obtain regulatory clearances to market our current or future product candidates, including the cost of any third-party products used as combination agents in our clinical trials;

•	the effect of competing technological and market developments;

•	the costs and timing of future commercialization activities, including marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

•	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage or adequate reimbursement from third-party payors; and

•	the impact of inflation, as well as other factors, including economic uncertainty and geopolitical tensions, which may exacerbate the magnitude of the factors discussed above.

Until such time as we can generate significant revenue from sales of our product candidates, if ever, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy. As a result, we may have to delay, reduce the scope of, suspend or eliminate one or more of our research-stage programs, clinical trials or future commercialization efforts.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or current or future product candidates.

Even if we believe that we will have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if there are specific strategic considerations for doing so. To the extent that we raise such additional capital through the sale of equity or convertible debt securities, our stockholders’ ownership interest will be diluted and the terms of such securities may include liquidation or other preferences that adversely affect the rights of our existing stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring and distributing dividends, and may be secured by all or a portion of our assets.

If we raise funds by entering into collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish additional valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us, any of which may harm our business, financial condition, results of operations and prospects.

Further, if banks and financial institutions with whom we hold accounts enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business depends entirely on the success of our product candidates and development programs, including OD-07656, our IRAK4 product candidate and OD-00910, and we cannot guarantee that any or all of our current or future product candidates will successfully complete clinical development, receive regulatory approval or be successfully commercialized. If we are unable to develop, receive regulatory approval for and ultimately successfully commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

We currently have no products approved for commercial sale or for which regulatory approval to market has been sought. We have invested the majority of our efforts and financial resources in the development of our product candidates and development programs, each of which is still in preclinical or early clinical development, and expect that we will continue to invest heavily in the development of these product candidates, as well as in any future product candidates we may develop. Our business and our ability to generate revenue are substantially dependent on our ability to develop, obtain regulatory approval for and then successfully commercialize our product candidates, which may never occur.

Our product candidates and development programs will require substantial additional preclinical and clinical development time, regulatory approval, commercial manufacturing arrangements, the establishment of a commercial organization, significant marketing efforts and further investment before we can generate any revenue from product sales. We cannot assure you that we will meet our timelines for our current or future clinical trials, which may be delayed or not completed for a number of reasons. Our product candidates are susceptible to the risks of failure inherent at any stage of product development, including the appearance of unexpected adverse events or failure to achieve primary endpoints in clinical trials.

Even if our product candidates are successful in clinical trials, we will not be permitted to market or promote any of our product candidates until we receive regulatory approval from the U.S. Food and Drug Administration, or the FDA, or comparable foreign regulatory authorities, and we may never receive regulatory approval to allow us to successfully commercialize any product candidates. If we do not receive FDA or comparable foreign regulatory approval with the necessary conditions to allow commercialization, we will not be able to generate revenue from those product candidates in the United States or elsewhere in the foreseeable future, or at all. Any significant delays in obtaining approval for and commercializing our product candidates could adversely affect our business, financial condition, results of operations and prospects.

The FDA or comparable foreign regulatory authorities may also consider their approvals of competing products concurrently with their review of our investigational new drug applications, or INDs, clinical trial applications, or CTAs, or other submissions. That review may lead to changes in the review requirements that had been previously communicated to us and our interpretation thereof, including changes to requirements for clinical data or clinical trial design. Such changes could delay approval or necessitate the withdrawal of our INDs, CTAs or other submissions.

If our product candidates are approved for marketing by applicable regulatory authorities, our ability to generate revenue from any approved products will depend on our ability to:

•	receive regulatory approval for the targeted patient populations and claims that are necessary or desirable for successful marketing;

•

manufacture products through contract manufacturing organizations, or CMOs, in sufficient quantities and at acceptable quality and manufacturing cost to meet commercial demand at launch and thereafter;

•	price our products competitively such that third-party and government reimbursement supports broad product adoption;

•	demonstrate the superiority of our products compared to the standard of care, as well as other therapies in development;

•	create market demand for our products through our own marketing and sales activities, and any other arrangements to promote these products that we may otherwise establish;

•	establish and maintain agreements with wholesalers, distributors, pharmacies and group purchasing organizations on commercially reasonable terms;

•	obtain, maintain, protect and enforce patent and other intellectual property rights and regulatory exclusivity for our products;

•

maintain compliance with applicable laws, regulations and guidance specific to commercialization, including interactions with healthcare professionals, patient advocacy groups and communication of healthcare economic information to payors and formularies;

•	achieve market acceptance of our products by patients, the medical community and third-party payors;

•

maintain a distribution and logistics network capable of product storage within our specifications and regulatory guidelines, and further capable of timely product delivery to commercial clinical sites; and

•	ensure that our product will be used as directed and that additional unexpected safety risks will not arise.

Our business entails a significant risk of product liability and an inability to obtain sufficient insurance coverage for those or other claims could adversely affect our business, financial condition, results of operations and prospects.

As we conduct preclinical studies and clinical trials of our current or future product candidates, we are exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of new treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an investigation by the FDA or comparable foreign regulatory authorities focused on the safety and efficacy of our current or future product candidates, our manufacturing processes and facilities or our marketing programs. Such an investigation may potentially result in a recall of our products or a more serious enforcement action, limitations on the approved indications for which the product may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, product liability claims may also result in decreased demand for our product candidates, termination of clinical trial sites or entire trial programs, withdrawal of clinical trial participants, injury to our reputation and significant negative media attention, significant costs to defend the related litigation, a diversion of management’s time and our resources from our business operations, substantial monetary awards to trial participants or patients, loss of revenue, the inability to commercialize products that we may develop and a decline in our stock price. We may need to obtain higher levels of product liability insurance for later stages of clinical development or marketing any of our product candidates. Any insurance we may obtain to cover product liability or other claims may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability or other claims that could adversely affect our business, financial condition, results of operations and prospects.

Our future success depends on our ability to retain our key leaders and to attract, retain and motivate qualified personnel.

We are highly dependent upon Gary D. Glick, Ph.D., our founder, President and Chief Executive Officer, and Jeffrey M. Leiden, M.D., Ph.D., the Chair of our board of directors, and losing the services of either of these individuals could delay or prevent the successful development of our product candidates, the initiation or completion of our preclinical studies and clinical trials or the commercialization of our product candidates. Dr. Glick’s employment agreement with us is terminable by him at will and, therefore, we may not be able to retain his services as expected. Dr. Leiden serves as a director and must be re-elected by our stockholders to continue serving on our board of directors. He may also resign from service as a director at any time. In addition, because we do not currently maintain “key person” life insurance on the lives of our executives or any of our employees, we may not have adequate compensation for the loss of the services of these individuals.

Our success also depends in part on our continued ability to attract, retain and motivate highly qualified management and clinical and scientific personnel. We may not be successful in continuing to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biopharmaceutical, biotechnology and other businesses and academic institutions, particularly in the greater Boston area. If we are not able to attract, integrate, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of such objectives, our ability to raise additional capital and our ability to implement our business strategy.

We will need to grow our organization, and we may experience difficulties in managing our growth and expanding our operations, which could adversely affect our business, financial condition, results of operations and prospects.

As of December 31, 2024, we had 151 full-time employees. As our development and commercialization plans and strategies progress, and as we transition into operating as a public company, we expect to expand our employee base for managerial, operational, financial and other resources. In addition, as our product candidates enter and advance through preclinical studies and clinical trials, we will need to expand our development and regulatory capabilities and contract with other organizations to provide manufacturing and other capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. Our inability to successfully manage our growth and expand our operations could adversely affect our business, financial condition, results of operations and prospects.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could adversely affect our business, financial condition, results of operations and prospects.

We are exposed to the risk of fraud or other misconduct by our employees, contractors and partners. Misconduct by these parties could include failures to comply with FDA regulations or comparable foreign regulations, to provide accurate information to the FDA or comparable foreign regulatory authorities, to comply with federal, state or foreign healthcare fraud and abuse laws and regulations, to report financial information or data timely, completely or accurately, to disclose unauthorized activities to us or to comply with comparable foreign requirements. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid or comparable foreign equivalents, integrity oversight and reporting obligations and the curtailment or restructuring of our operations.

In the normal course of business, we periodically enter into commercial, service, collaboration, licensing, consulting and other agreements that contain indemnification provisions. With respect to our commercial agreements, we sometimes indemnify our vendors from any third-party product liability claims that could result from the production, use or consumption of the product, as well as for alleged infringements of any patent or other intellectual property right by a third party.

If our obligations under an indemnification provision exceed or do not qualify for applicable insurance coverage or if we were denied insurance coverage, our business, financial condition, results of operations and prospects could be adversely affected. Similarly, if we are relying on a collaborator to indemnify us and the collaborator is denied insurance coverage or the indemnification obligation exceeds the applicable insurance coverage, and if the collaborator does not have other assets available to indemnify us, our business, financial condition, results of operations and prospects could be adversely affected.

We may be required to make contingent or deferred payments to collaborators or in connection with acquisitions and in-licenses of technology. Such payments may have an adverse impact on our business, financial condition, results of operations and prospects.

We have entered into, and may in the future enter into, collaborations, acquisitions and in-licensing arrangements that contemplate contingent or deferred payments. In the event we are deemed to have achieved certain milestones in connection with such contingent or deferred payments, we may be required to pay such amounts in full or in part. For example, if certain contingencies are satisfied, we may be required to make a payment of up to $30.0 million to the former shareholders of Rahko Limited, or Rahko, a company we acquired in 2021. Additionally, upon the achievement of certain development, commercial, regulatory and sale milestones for each of our NLRP1 and MDA5 programs, we may be required to pay up to $30.0 million in contingent payments once for each such program to the former members of IFM Discovery, LLC, or IFM, a company we acquired in 2022. See the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments” for additional information regarding our deferred consideration obligations. Contingent or deferred payments may have an adverse impact on our business, financial condition, results of operations and prospects.

We may become subject to litigation, which could result in substantial costs and divert management’s attention and resources from our business.

From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business or otherwise, including claims related to employment matters, security of patient and employee personal data, product liability, intellectual property rights and contractual relations with current or past collaborators or licensors. For example, we and the former shareholders of Rahko may disagree about whether this offering satisfies the contractual prerequisites that would require us to make a substantial contingent consideration payment to them. In the event of a disagreement, the former Rahko shareholders could seek to recover for non-payment through litigation. See the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments” for additional information regarding our contingent consideration obligations. Any litigation we become party to could be costly and time-consuming and we cannot assure you that we would ultimately prevail. If we receive an adverse judgment in any litigation, we could be required to pay substantial damages that may not be covered by our insurance in full or at all. Expenses and damages relating to litigation can be difficult to predict. Regardless of its merit, litigation can be complex, extend for a protracted period of time, divert management’s attention and resources and be expensive. Litigation initiated by us could also result in counterclaims against us, which could increase the costs associated with the litigation and result in our payment of damages or other judgments against us.

Our current operations are concentrated predominantly in three locations, and we or the third parties upon whom we depend may be adversely affected by natural or manmade disasters.

Our current operations are concentrated predominantly in Boston, Massachusetts, Ann Arbor, Michigan and Frankfurt, Germany. Any unplanned event, such as a flood, explosion, extreme weather condition, epidemic or pandemic, power outage, telecommunications failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and may have significant negative consequences on our financial condition, results of operations and prospects. Any similar impacts of natural or manmade disasters on our third-party CMOs, contract research organizations, or CROs, or other third parties on whom we rely could cause delays in our clinical trials and may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial condition, results of operations and prospects. If any such natural or manmade accidents or incidents occurred and prevented us from using our clinical sites, impacted clinical supply or the conduct of our clinical trials, damaged critical infrastructure, such as the manufacturing facilities of our third-party CMOs, or otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we and our CMOs and CROs have in place may prove inadequate in the event of a serious disaster or similar event. In the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance we currently carry will be sufficient to satisfy any damages and losses. If our facilities, or the facilities of our CMOs or CROs, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our development programs may be harmed. Any business interruption could adversely affect our business, financial condition, results of operations and prospects.

Our artificial intelligence, or AI, and machine learning, or ML, platform leverages internal data as well as data from third parties. Defects in, or loss of access to, our databases or those of third parties may impair our ability to discover additional targets and develop our product candidates.

We use our AI/ML platform to improve our target discovery programs by improving the hit finding and lead optimization process for our small molecule product candidates. Our AI/ML platform accesses third-party databases. If access to this data is lost or limited, or if this data becomes outdated, it may delay or otherwise adversely affect our ability to develop our product candidates. Our competitors may render our approach obsolete, by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies.

Our proprietary software tools and data sets are inherently complex and may contain defects or errors. Errors may result from the interface of our hardware or proprietary software tools with our data or third-party systems and data. The risk of errors is particularly significant when new software or hardware is first introduced or when new versions or enhancements of existing software or hardware are implemented. Any errors, defects, disruptions or other performance problems with our software, hardware or data sets could hurt our ability to gather valuable insights that we intend to use to assist in developing our current and future product candidates and drive our drug discoveries. We outsource all of the core network infrastructure relating to our AI/ML platform to third-party hosting services. We have limited control, if any, over any of these third parties, and we cannot guarantee that such third-party providers will not experience system interruptions, outages or delays or deterioration in their performance. We have experienced, and expect that in the future we may again experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints.

Furthermore, the development and use of AI/ML present various privacy and security risks that may impact our business. AI/ML are subject to privacy and data security laws, as well as increasing regulation and scrutiny. For example, several jurisdictions around the globe, including Europe and certain U.S. states, have proposed, enacted or are considering laws governing the development and use of AI/ML. We expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices or retrain our AI/ML or prevent or limit our use of AI/ML. For example, the Federal Trade Commission, or the FTC, has required other companies to turn over (or disgorge)

valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or our use is restricted, our preclinical research and development programs may be less efficient, or we may be at a competitive disadvantage.

The occurrence of any of these events could prevent us from leveraging our AI/ML capability and software to help us develop our product candidates more efficiently than existing industry tools and have a material adverse effect on our business, financial condition, results of operations or prospects.

Unfavorable global economic conditions, including any adverse macroeconomic conditions or geopolitical events, could adversely affect our business, financial condition, results of operations or prospects.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, rising inflation and monetary supply shifts, rising interest rates, labor shortages, declines in consumer confidence, declines in economic growth, increases in unemployment rates, recession risks and uncertainty about economic and geopolitical stability. A severe or prolonged economic downturn, or global financial or political crises, could result in a variety of risks to our business, including delayed clinical trials or preclinical studies, delayed approval of our product candidates, delayed ability to obtain patents and other intellectual property protection, weakened demand for our product candidates, if approved, or our ability to raise additional capital when needed on acceptable terms, if at all. The extent of the impact of these conditions on our operational and financial performance, including our ability to execute on our business strategies and initiatives in the expected timeframe, as well as that of third parties upon whom we rely, will depend on future developments, which are uncertain and cannot be predicted. A weak or declining economy also could strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business. Furthermore, continued market volatility or a general economic downturn could cause our stock price to decline.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. If any of the banks that hold our cash deposits were to be placed into receivership, we may be unable to access our cash and cash equivalents and short-term marketable securities, which would adversely affect our business. In addition, if any of the third parties on whom we rely to conduct certain aspects of our preclinical studies or clinical trials are unable to access funds through certain financial institutions, such parties’ ability to fulfill their obligations to us could be adversely affected.

Risks Related to Research, Development and Commercialization

We are early in our development efforts and have only one product candidate currently in clinical development. We have never successfully completed any large-scale or pivotal clinical trials with our product candidates, and we may be unable to do so for any product candidates we develop.

We are in the early stages of our development efforts and have only one product candidate in clinical development. All of our other development programs are in the preclinical or drug discovery stage. Odyssey has not yet successfully completed any large-scale or pivotal clinical trials, obtained regulatory approvals, manufactured a commercial scale product (or arranged for a third party to do so on our behalf) or conducted sales and marketing activities necessary for successful commercialization of any of our product candidates. Odyssey’s experience conducting clinical trials with its product candidates is limited. Aside from OD-07656, our product candidate currently in clinical development for the treatment of ulcerative colitis, or UC, which completed a Phase 1 clinical trial in the fourth quarter of 2024, all of our other development programs will need to progress through IND-enabling studies and receive authorization from the FDA or a comparable foreign regulatory authority to proceed under an IND, CTA or other submission prior to initiating clinical development. We may not be able to file INDs, CTAs or other submissions for any of our other product candidates on the timelines we expect, or at all. Even if we submit an IND, CTA or other submission for a product candidate, the FDA or a comparable foreign regulatory authority may not clear the IND, CTA or other submission and allow us to begin clinical trials in a timely manner or at all. The timing of submissions of INDs, CTAs or other submissions for our product candidates will be dependent on further preclinical and manufacturing success. Commencing each of these clinical trials is subject to finalizing the trial design based on discussions with the FDA and comparable foreign regulatory authorities. Any guidance we receive from the FDA or comparable foreign regulatory authorities is subject to change. These regulatory authorities could change their position, including, on the acceptability of our trial designs or the clinical endpoints selected, which may require us to complete additional clinical trials or impose stricter approval conditions than we currently expect.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	be subject to post-marketing requirements; or

•	be required to have the product removed from the market after obtaining marketing approval.

Preclinical and clinical development involves a lengthy and expensive process, with an uncertain outcome. We or our collaborators may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current product candidates or any future product candidates.

All of our product candidates are either in preclinical or early clinical development. The risk that our product candidates fail to successfully proceed through clinical development is high. We expect it will be many years before we commercialize any product candidate, if ever. The product candidates we are developing are novel and unproven, which makes it difficult to accurately predict the challenges we may face with respect to our product candidates as they proceed through development. It is also impossible to predict whether our clinical trials will proceed through registrational trials and when or if any of our product candidates will receive regulatory approval. To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive preclinical studies and lengthy, complex and expensive clinical trials that our product candidates are safe and effective in humans. Clinical testing can take many years to complete, and its outcome is inherently uncertain. Commencing any future clinical trials is subject to finalizing the trial design and submitting an application to the FDA or a comparable foreign regulatory authority. Even after we make our submission, the FDA or comparable foreign regulatory authority could disagree that we have satisfied their requirements to commence our clinical trials or disagree with our trial design, which may require us to complete additional studies or trials, amend our protocols or impose stricter conditions on the commencement of clinical trials.

We expect to continue to rely in part on our collaborators, CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials, including the participant enrollment process, and we have limited influence over their performance. We or our collaborators may experience delays in initiating or completing clinical trials due to unforeseen events or otherwise, that could delay or prevent our ability to receive marketing approval or commercialize our current and any future product candidates, including:

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regulators, such as the FDA or comparable foreign regulatory authorities, Institutional Review Boards, or IRBs, or ethics committees may impose additional requirements before permitting us to initiate a clinical trial, may not authorize us or our investigators to commence or conduct a clinical trial at a prospective trial site, may not allow us to amend trial protocols or require that we modify or amend our clinical trial protocols;

•	delays in reaching, or failing to reach, agreement on acceptable terms with trial sites and CROs, the terms of which can be subject to extensive negotiation and may vary significantly;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

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the number of participants required for clinical trials may be larger than we anticipate, enrollment in clinical trials may be slower than we anticipate or participants may drop out or fail to return for post-treatment follow-up at a higher rate than we anticipate;

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the cost of clinical trials may be greater than we anticipate or we may have insufficient funds for a clinical trial or to pay the substantial user fees required by the FDA upon the submission of a biologic license application, or BLA, or new drug application, or NDA;

•	the quality or quantity of data relating to our product candidates or other materials necessary to conduct our clinical trials may be inadequate to initiate or complete a given clinical trial;

•	reports from clinical testing of other therapies may raise safety, tolerability or efficacy concerns about our product candidates; and

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clinical trials of our product candidates may fail to show appropriate safety, tolerability or efficacy, may produce negative or inconclusive results or may otherwise fail to improve on the existing standard of care, and we may decide, or regulators may require us, to conduct additional clinical trials or we may decide to abandon product development programs.

We may in the future experience participant withdrawals or discontinuations from our trials. Withdrawal of participants from our clinical trials may compromise the quality of our data. Even if we are able to enroll a sufficient number of participants in our clinical trials, delays in enrollment or small population size may result in increased costs or may affect the timing or outcome of our clinical trials. Any of these conditions may negatively impact our ability to complete such trials or include results from such trials in regulatory submissions, which could adversely affect our ability to advance the development of our product candidates.

We could also encounter delays if a clinical trial is suspended, put on clinical hold or terminated by us, the IRBs of the institutions where such trials are being conducted, the FDA or comparable foreign regulatory authorities, or if a clinical trial is recommended for suspension or termination by a data safety monitoring board or data monitoring committee, or DSMB, for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, failure by our CROs to perform in accordance with good clinical practices, or GCPs, or applicable regulatory guidelines in other countries, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Further, the FDA or comparable foreign regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials.

We may also conduct preclinical and clinical research in collaboration with academic, pharmaceutical and biotechnology entities in which we combine our development efforts with those of our collaborators. Such collaborations may be subject to additional delays because of the management of the trials, contract negotiations, the need to obtain agreement from multiple parties and may increase our future costs and expenses.

Our product development costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether any of our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates. Any delays or increase in costs in our clinical development programs may harm our business, financial condition, results of operations and prospects.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates or obtain limited regulatory approval, our business will be substantially harmed.

All of our current product candidates and any future product candidates will be subject to extensive governmental regulations relating to research, testing, development, manufacturing, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, post-approval monitoring, marketing, sale and distribution of products. Rigorous preclinical studies, clinical trials and an extensive regulatory approval process are required to be completed successfully in the United States and in many foreign jurisdictions before a new product may be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of our product candidates will obtain the regulatory approvals necessary for us to begin selling them and any delay or failure in obtaining required approvals could adversely affect our ability to generate revenue from the particular product candidate for which we are seeking approval.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the discretion of the regulatory authorities. Odyssey has not obtained regulatory approval for any product candidate and it is possible that any product candidates we may seek to develop in the future will never obtain regulatory approval. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States or elsewhere until we receive regulatory approval of our product candidates through an NDA or BLA from the FDA or similar marketing application in another jurisdiction. The FDA and other comparable foreign regulatory authorities may delay, limit or deny approval of our product candidates for many reasons, including:

•	we may not be able to demonstrate to the satisfaction of the FDA or other comparable foreign regulatory authorities that any of our product candidates are safe and effective for any indication;

•	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	the FDA or comparable foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials;

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the FDA or comparable foreign regulatory authorities may not find the data from preclinical studies and clinical trials sufficient to demonstrate that the benefits of any of our product candidates outweigh their safety risks;

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the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials, or may not accept data generated at our clinical trial sites;

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the data collected from preclinical studies and clinical trials of any of our product candidates may not be sufficient to support the submission of an IND, CTA or other application for regulatory approval;

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the FDA may have difficulty scheduling an advisory committee meeting in a timely manner, or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

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the FDA may require development of a risk evaluation and mitigation strategy, or REMS, and foreign regulatory authorities may require a risk management plan, or RMP, as a condition of approval for new products, among other additional requirements;

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the FDA or comparable foreign regulatory authorities may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies;

•	the FDA or comparable foreign regulatory authorities may change their approval policies or adopt new regulations; and

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the FDA or comparable foreign regulatory authorities may require simultaneous approval for both adults and for children and adolescents, which may delay approval, or we may have successful clinical trial results for adults but not children and adolescents, or vice versa.

Any of these regulatory authorities may also change the requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a clinical trial. The FDA or comparable foreign regulatory authorities may require that we conduct additional clinical, preclinical, manufacturing validation or drug product quality studies and submit those data before considering or reconsidering the application. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA or comparable foreign regulatory authorities for granting approval.

In addition, the FDA or comparable foreign regulatory authorities may approve a product candidate for fewer or more limited indications than we request, may impose significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications or may grant approval contingent on the performance of costly post-marketing clinical trials or risk mitigation requirements, such as the implementation of a REMS, RMP or comparable foreign risk management approaches. The FDA or comparable foreign regulatory authorities may not accept the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

Further, the FDA or comparable foreign regulatory authorities may respond to any BLA, NDA or comparable marketing application that we may submit by defining requirements that we do not anticipate. Such responses could delay clinical development of any of our product candidates or any future product candidates.

We are also subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement, and may in the future become subject to additional ones. The regulatory approval process varies among countries and may include all of the risks associated with the FDA approval process described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval in foreign jurisdictions may differ from that required to obtain FDA approval. FDA approval does not ensure approval by regulatory authorities outside the United States and vice versa. Any delay or failure to obtain U.S. or foreign regulatory approval for a product candidate could have a material and adverse effect on our business, financial condition, results of operations and prospects.

If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected, which could adversely affect our business, financial condition, results of operations and prospects.

The successful and timely completion of clinical trials will require that we enroll a sufficient number of patients who remain in a trial until its conclusion. We may not be able to initiate, continue or complete clinical trials that may be required by the FDA or comparable foreign regulatory authorities to obtain regulatory approval for any of our product candidates if we are unable to locate, enroll and retain a sufficient number of eligible patients to participate in these clinical trials. Patient enrollment, a significant factor in the timing to conduct and complete clinical trials, is affected by many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	eligibility criteria for the trial;

•	the proximity of patients to clinical sites;

•	the design of the clinical protocol;

•	the ability to obtain and maintain patient consents;

•	in the case of a combination study with another product, the ability of such product to be used as a combination therapy;

•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the risk that patients enrolled in clinical trials will drop out of the trials before the administration of our product candidates or trial completion;

•	the availability of competing clinical trials;

•	the availability of new drugs approved for the indication the clinical trial is investigating;

•	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies; and

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other factors outside of our control, such as the effects of global economic conditions and volatility in the credit and financial markets, inflationary pressures, the Russian invasion of Ukraine, the Israel-Hamas war and other geopolitical conditions.

For example, we currently plan to enroll a small number of patients in our Phase 2a signal seeking trial for OD-07656 at a single site in Ukraine, in addition to sites in Australia and other countries. To the extent the conflict between Ukraine and Russia, political unrest, unstable economic conditions or other events adversely impact our ability to enroll patients or complete enrollments in process or adversely impacts the ability of our suppliers to produce and distribute the supplies we need for our OD-07656 Phase 2a clinical trial in those regions, we may be required to enroll patients at other sites which could increase the cost or delay the timing for completing such trial.

We also may encounter difficulties in identifying and enrolling patients with a stage of disease appropriate for ongoing or future clinical trials. In addition, the process of finding and diagnosing patients may prove costly. Other pharmaceutical companies with more resources and greater experience in drug development and commercialization are targeting similar treatments, and this competition reduces the number and types of patients available to us, as some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. In addition, some of the diseases our product candidates are designed to address have existing treatments which may make it more difficult to recruit patients. Because the number of qualified clinical investigators and clinical trial sites is also limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites, and may delay or make it more difficult to fully enroll our clinical trials. We also rely on CROs and clinical trial sites to enroll subjects in our clinical trials and, while we have agreements governing their services, we will have limited influence over their actual performance.

These factors may make it difficult for us to enroll and retain enough patients to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Positive results from preclinical studies and early clinical trials of our current or future product candidates are not necessarily predictive of the results of later clinical trials of our current or future product candidates. If we cannot replicate the positive results from our preclinical studies of our current or future product candidates in our future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our current or future product candidates.

The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials and results in one indication may not be predictive of results to be expected for the same product candidate in another indication. Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. In addition, the data from our preclinical comparison studies discussed in the section of this prospectus titled “Business” may not be replicated in clinical trials, and our competitors may advance different compounds than those we studied. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unfavorable safety profiles, notwithstanding promising results in earlier trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of such product candidates. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful. There is typically a high rate of failure of product candidates proceeding through clinical trials, and failure can occur at any time during the clinical trial process. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support the approval of our current or any future product candidates. If we fail to produce positive results in our planned preclinical studies or clinical trials of any of our current or future product candidates, the development timeline and regulatory approval and commercialization prospects for our current or future product candidates, and, correspondingly, our business and financial prospects, would be materially adversely affected.

Our current RIPK2 Phase 2a development plans utilize an “open-label” trial design and we may utilize this for future clinical trials for this or future product candidates. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge.

Interim, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

Others, including regulatory authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our value in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically a significant volume of data and other information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, financial condition, results of operations or prospects.

Our approach to clinical development relies on developing product candidates across a number of inflammatory diseases. We may not be successful in our efforts to discover additional product candidates or we may expend our limited resources to pursue a particular product candidate in specific indications and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Given our broad approach seeking to identify multiple novel targets in a wide variety of indications, we will need to carefully allocate our limited financial and managerial resources among our selected product candidates in certain selected indications. As a result, we may forgo or delay pursuit of opportunities with other product candidates, or other indications for our existing product candidates that later prove to have greater commercial potential. If we are unable to discover and develop additional product candidates, our ability to commercialize product candidates or partner product candidates may be negatively impacted. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

If our product candidates, if approved, do not achieve broad market acceptance, the revenue that we generate from their sales will be limited.

We are currently developing product candidates targeting inflammatory bowel disease, or IBD, and a number of autoimmune diseases, including atopic dermatitis, or AD. In the future, we may develop additional product candidates targeting a range of other inflammatory and autoimmune diseases. However, Odyssey has never commercialized a product candidate for any indication. Even if our product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payors and others in the medical community. If any product candidate for which we obtain regulatory approval does not gain an adequate level of market acceptance, we may not generate sufficient product revenue or become profitable.

The degree of market acceptance of any of our product candidates will depend on a number of factors, some of which are beyond our control, including:

•	the safety, side effect profile, efficacy, tolerability, cost and ease of administration of our product candidates and any approved products we use as part of a combination treatment, if any;

•	the clinical indications for which the products are approved and the approved claims that we may make for the products;

•	limitations or warnings contained in the product’s FDA-approved labeling, including potential limitations or warnings for such products that may be more restrictive than other competitive products;

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distribution and use restrictions imposed by the FDA or comparable foreign regulatory authorities with respect to such product candidates or to which we agree as part of a mandatory REMS or RMP or voluntary risk management plan;

•	changes in the standard of care for the targeted indications for such product candidates;

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the availability of adequate coverage and reimbursement by third parties, such as insurance companies and other healthcare payors, and by government healthcare programs, including Medicare and Medicaid;

•	the extent and strength of our marketing and distribution of such product candidates;

•	the safety, efficacy and other potential advantages of, and availability of, alternative treatments already used or that may later be approved for any of our intended indications;

•	the timing of market introduction of such product candidates, as well as competitive products;

•	the reluctance of physicians to switch their patients’ current standard of care;

•	the extent and strength of our third-party manufacturer and supplier support;

•	adverse publicity about our product or favorable publicity about competitive products; and

•	potential product liability claims.

Our efforts to educate the medical community and third-party payors as to the benefits of our product candidates may require significant resources and may never be successful. Even if the medical community accepts that our product candidates are safe and effective for their approved indications, physicians and patients may not immediately be receptive to such product candidates and may be slow to adopt them as an accepted treatment of the approved indications. If our current or future product candidates are approved but do not achieve an adequate level of acceptance among physicians, patients and third-party payors, we may not generate meaningful revenue from our product candidates and may never become profitable.

The market opportunities for our product candidates and forecasts of market growth may not be accurate, and the actual market for our product candidates may be smaller than we estimate. Even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

The precise incidence and prevalence for all the conditions we aim to address with our product candidates are unknown. Our estimates of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including sales of our competitors’ products, scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect in general, or as to their applicability to our business. Further, new trials may change the estimated incidence or prevalence of these diseases. Even if the markets in which we compete meet our size estimates and growth forecasts, our business may not grow at similar rates, or at all. The total addressable market across all of our product candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each of our product candidates approved for sale for these indications, the ability of our product candidates to improve on the safety, convenience, cost and efficacy of competing therapies or therapies in development, acceptance by the medical community and patients, drug pricing and reimbursement. The number of patients in the United States, other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our product candidates or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our business, financial condition, results of operations and prospects. Further, even if we obtain significant market share for our product candidates, because some of our potential target populations are very small, we may never achieve profitability.

We face substantial competition, which may result in others discovering, developing or commercializing drugs before or more successfully than we do.

The development and commercialization of new drugs is highly competitive. We face and will continue to face competition from third parties, including larger and better-funded pharmaceutical, biopharmaceutical and biotechnological companies, developing treatments for the indications that we have decided to pursue. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization of new drugs.

Many of our competitors have significantly greater financial, technical, manufacturing, supply, marketing and sales resources or experience than we have. If we obtain regulatory approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our current or any future product candidates, the ease with which our current or any future product candidates can be administered, the timing and scope of regulatory approvals for these product candidates, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our current or any future product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified management and other personnel and establishing clinical trial sites and participants registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

If we do not achieve our projected development goals in the timeframes we announce and expect, the commercialization of our programs may be delayed and our expenses may increase and, as a result, our stock price may decline.

From time to time, we estimate the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials, as well as the submission of regulatory filings. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, or at all, the commercialization of our programs may be delayed or never achieved and, as a result, our stock price may decline. Additionally, delays relative to our projected timelines are likely to cause overall expenses to increase, which may require us to raise additional capital sooner than expected and prior to achieving targeted development milestones.

Use of our product candidates could be associated with side effects, adverse events or safety risks, which could cause us to suspend or discontinue clinical trials, cause us to abandon a product candidate, delay or preclude approval, prevent market acceptance, limit the commercial profile of an approved label or result in other significant negative consequences that could severely harm our business, results of operations, financial condition and prospects.

Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our current product candidates, including our lead product candidates, and any future product candidate are both safe, pure and potent and effective for use in such product candidate’s target indication. Clinical testing is expensive, can take many years to complete and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Product candidates in later stages of clinical trials may fail to generate desired safety and efficacy data despite having progressed through preclinical studies and initial clinical trials. It is not uncommon in the biopharmaceutical and biotechnology industries to suffer significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials.

Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may materially harm our business, results of operations, financial condition and prospects and may cause us to interrupt, delay or abandon the development of any such product candidate or limit development to more narrow uses or subpopulation.

Patients in our ongoing and planned clinical trials may in the future suffer significant adverse events or other side effects not observed in our preclinical studies or previous clinical trials. For example, while no serious adverse effects, or SAEs, have been observed to date, OD-07656 has only been tested in healthy volunteers and has not yet been tested in patients with IBD. It is possible that human subjects with IBD may experience greater side effects in our clinical program for OD-07656 than observed in healthy volunteers. We will continue to learn more about our product candidates and potential side effects as they advance through clinical development. In addition, if our product candidates are used in combination with other therapies, our product candidates may exacerbate adverse events associated with the therapy. Patients treated with our product candidates may also be undergoing other medical treatments, which can cause side effects or adverse events that are unrelated to our product candidate, but may still impact the success of our clinical trials.

We, the FDA, other comparable foreign regulatory authorities or an IRB or ethics committee may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition, results of operations and prospects.

Additionally, if any of our product candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result. For example, the FDA or comparable foreign regulatory authorities could require us to adopt a REMS or RMP, as applicable, to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to healthcare practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. Other potentially significant negative consequences include:

•	we may be forced to suspend marketing of that product, or decide to remove the product from the marketplace, if approved;

•	regulatory authorities may withdraw or change their approvals of that product;

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regulatory authorities may require additional warnings on the label or limit access of that product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;

•	we may be required to create a medication guide outlining the risks of the product for patients, or to conduct post-marketing studies;

•	we may be required to change the way the product is administered;

•	we could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or be sued and held liable for harm caused to subjects or patients; and

•	the product may become less competitive, and our reputation may suffer.

Any of these events could diminish the usage or otherwise limit the commercial success of our product candidates and prevent us from achieving or maintaining market acceptance of the affected product candidate, if approved by applicable regulatory authorities.

Changes in product candidate manufacturing, formulation or analytical methods may result in additional costs or delay, which could adversely affect our business, financial condition, results of operations and prospects.

As product candidates are developed through preclinical studies to later-stage clinical trials toward approval and future commercialization, it is common that various aspects of the development program, such as manufacturing methods, formulation or analytical methods, are altered in an effort to optimize processes and results. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials or utilizing different analytical methods. Such changes also may require additional testing, or notification to, or authorization by, the FDA or a comparable foreign regulatory authority. This could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates or jeopardize our ability to commence product sales and generate revenue.

A variety of risks associated with conducting research and clinical trials abroad, including in China and Ukraine, and seeking to market our product candidates internationally, could materially adversely affect our business, financial condition, results of operations and prospects.

We plan to globally develop our product candidates. In addition, our enrollment timelines for our product candidates depend on initiating clinical trial sites outside of the United States. Accordingly, we expect that we will be subject to additional risks related to operating in foreign countries, including:

•	differing regulatory requirements in foreign countries;

•	differing standards with respect to data integrity;

•	differing standards and privacy requirements for the conduct of clinical trials;

•	increased difficulties in managing the logistics and transportation of storing and shipping product candidates to the patient at the relevant trial site abroad;

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the imposition of new laws and regulations, including those relating to labor conditions, quality, and safety standards, imports, duties, taxes, and other charges on imports, as well as trade restrictions, tariffs and restrictions on currency exchange or the transfer of funds;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing, workforce uncertainty and managing foreign operations;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;

•	potential liability under the Foreign Corrupt Practices Act of 1977, or the FCPA, or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	challenges with obtaining any local supply of drugs or agents used with our product candidates, which are required by certain local clinical trial sites before conducting any study;

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business interruptions resulting from health epidemics or pandemics, or natural or man-made disasters, including earthquakes, tsunamis, fires, medical epidemics or geo-political developments, including war and terrorism;

•	failure to observe local or international GCPs, including data integrity, rules leading to rejection of safety or effectiveness data by drug regulatory authorities; and

•	failure to observe local data privacy or security rules leading to prohibitions on data transfer.

For example, our Phase 1 healthy volunteer trial for OD-07656 was conducted in Australia and we currently plan to enroll a small number of patients in our Phase 2a signal seeking trial for OD-07656 at a single site in Ukraine, in addition to sites in Australia and other countries. To the extent the conflict between Ukraine and Russia, political unrest, unstable economic conditions or other events adversely impact our ability to enroll patients or complete enrollments in process or adversely impact the ability of our suppliers to produce and distribute the supplies we need for our OD-07656 Phase 2a clinical trial in those regions, we may be required to enroll patients at other sites which could increase the cost or delay the timing for completing such trial.

We have also engaged CROs in China and Ukraine to assist with discovery and research activities. Disruptions to our preclinical development programs or increased costs have in the past and may in the future result from changes in the policies of the U.S. or Chinese governments, political unrest, unstable economic conditions in China or Ukraine and disruption from the war in Ukraine. For example, a further trade war between the U.S. and China could lead to tariffs, legislation or regulations that impact our ability to continue relying on these CROs or increase the cost of doing so. Additionally, legislation and regulations, such as the proposed BIOSECURE Act, a draft of which is in the legislative process in the U.S. Congress, could restrict our ability to enter into long-term commercial agreements with certain CMOs if the proposed legislation and regulations are enacted into law.

We are conducting and intend to conduct certain of our clinical trials globally. However, the FDA and comparable foreign regulatory authorities may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

Our Phase 1 healthy volunteer trial for OD-07656 was conducted in Australia and we intend to conduct our Phase 2a signal seeking trial for OD-07656 and other future clinical trials in a number of countries around the world. The acceptance of data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all, including as a basis for later-stage clinical trials. In cases where data from foreign clinical trials is intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (among other prerequisites) (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence in accordance with applicable GCPs; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such as inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical power, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, we would need to conduct additional trials, which could be costly and time-consuming.

The manufacturing process for any products that we may develop is subject to the FDA or comparable foreign regulatory authority approval process, and we currently, and will need to continue to, contract with manufacturers who can meet our and all applicable FDA or comparable foreign regulatory authority requirements on an ongoing basis.

The manufacturing process for any products that we may develop is subject to the FDA or comparable foreign authority approval process, and any contractors with which we contract for manufacturing must meet all applicable FDA or comparable foreign regulatory authority requirements on an ongoing basis. If we or our CMOs are unable to reliably produce products to specifications acceptable to the FDA or comparable foreign regulatory authority, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product in accordance with requirements from the FDA or comparable foreign regulatory authority to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, result in sanctions being imposed on us (including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, suspension of production or recalls of the product candidates or marketed biologics, operating restrictions and criminal prosecutions), delay approval of our product candidates, impair commercialization efforts, increase our cost of goods, any of which would have an adverse effect on our business, financial condition, results of operations and prospects. Our future success depends on our ability to manufacture our products, on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality and complying with applicable regulatory requirements. An inability to do so could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design or build and install equipment, all of which would require additional capital expenditures.

We rely on third party CMOs to manufacture and supply drug substance and drug product for our clinical trial for OD-07656 and we expect to rely on third party CMOs for our future clinical trials.

Reliance on third-party manufacturers entails exposure to risks to which we would not be subject if we manufactured our product candidates ourselves, including:

•	inability to negotiate manufacturing and quality agreements with third parties under commercially reasonable terms;

•	reduced day-to-day control over the manufacturing process for our product candidates;

•	reduced control over the protection of our trade secrets and know-how from misappropriation or inadvertent disclosure;

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termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that may be costly or damaging to us or result in delays in the development or commercialization of our product candidates;

•	disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier;

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international or multi-national activities that are related to business activities outside of our scope, but may have an impact on a CMO’s ability to conduct business in a manner consistent with governmental or our regulatory and ethical standards; and

•	our ability to synchronize operations and standards to ensure that all aspects of manufacturing are consistent without deviations across facilities.

Should we continue to use CMOs, we may not succeed in maintaining our relationships with our current CMOs or establishing relationships with additional or alternative CMOs. Our product candidates may compete with other products and product candidates for access to manufacturing facilities. If our CMOs were to cease manufacturing for us, we would experience delays in obtaining sufficient quantities of our product candidates for clinical trials and, if approved, commercial supply. Further, our CMOs may breach, terminate or not renew these agreements. If we were to need to find alternative manufacturing facilities it would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. The commercial terms of any new arrangement could be less favorable than our existing arrangements and the expenses relating to the transfer of necessary technology and processes could be significant.

Moreover, if we are unable to manufacture or contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the scale-up of our manufacturing processes, our preclinical and human clinical testing schedule would be delayed. This in turn would delay the submission of product candidates for regulatory approval and thereby delay the market introduction and subsequent sales of any products that receive regulatory approval, which would have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, if any of our product candidates are approved for sale, our inability to manufacture or contract for a sufficient supply of such potential future products on acceptable terms would have a material adverse effect on our business, financial condition, results of operations and prospects.

Even to the extent we use and continue to use CMOs, we are ultimately responsible for the manufacture of our products and product candidates. A failure to comply with these requirements may result in regulatory enforcement actions against our manufacturers or us, including fines and civil and criminal penalties, which could result in imprisonment, suspension or restrictions of production, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues with the biologic, refusal to permit the import or export of the products, product seizure, detention, recall, operating restrictions, suits under the civil False Claims Act, or FCA, corporate integrity agreements, consent decrees or withdrawal of product approval.

We intend to pursue the development of certain of our product candidates in combination with other therapies, and regulatory approval, safety or supply issues with these other therapies may delay or prevent the development and approval of our product candidates.

We have explored and may continue to explore the use of certain of our product candidates in combination with other therapies, including those that may not yet be approved. For example, we are planning to assess, as part of our planned Phase 2a signal seeking trial, the effect of OD-07656 in combination with vedolizumab. If we choose to develop a product candidate for use in combination with an approved therapy, we are subject to the risk that the FDA or comparable foreign regulatory authorities could revoke approval of, or that safety, efficacy, manufacturing or supply issues could arise with, the therapy used in combination with our product candidate. If the therapies we use in combination with our product candidates are replaced as the standard of care, the FDA or comparable foreign regulatory authorities may require us to conduct additional clinical trials, or we may not be able to obtain adequate reimbursement from third-party payors. The occurrence of any of these risks could result in our product candidates, if approved, being removed from the market or being less successful commercially.

While vedolizumab is approved by regulatory authorities in major markets, including the FDA and EMA, it has not received marketing approval in some countries where we intend to conduct our clinical trials. If we are unable to use vedolizumab in our planned Phase 2a combination trial for OD-07656 in countries where vedolizumab has not been approved, we may be required to enroll additional patients at existing sites or identify new trial sites. As a result, our clinical development activities could be delayed or otherwise adversely affected, which could adversely affect our business, financial condition, results of operations and prospects.

If the FDA or comparable foreign regulatory authorities do not approve or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, therapies we choose to evaluate in combination with any of our product candidates, we may be unable to obtain regulatory approval of or to commercialize such product candidates in combination with these therapies.

Risks Related to Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates and any future product candidates we may develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors or other third parties could develop and commercialize products similar or identical to ours, and our ability to successfully develop and commercialize our product candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries for our product candidates and their uses, as well as our ability to operate without infringing, misappropriating or otherwise violating the proprietary rights of others. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. We cannot assure you that any future issued patents will afford sufficient protection of our product candidates or their intended uses against competitors, nor can we assure you that the patents issued will not be infringed, designed around or invalidated by third parties, or that we can effectively prevent others from commercializing competitive technologies, products or product candidates.

Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications or maintain or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner. Public disclosures by us or third parties may preclude our ability to obtain or maintain patent applications and patents. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Consequently, we may not be able to prevent any third parties from using any of our technology that is in the public domain to compete with our technologies or product candidates. We may also depend on current or future collaborators or licensors to take necessary action to comply with patent protection requirements with respect to any licensed intellectual property. Noncompliance with such requirements could result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

Composition of matter patents for biological and pharmaceutical product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. However, we cannot be certain that the claims in our pending patent applications directed to composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office, or the USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the methods claimed in the patents. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product candidates for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our patented indications, clinicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including U.S. Supreme Court decisions, which have increased uncertainty as to the ability to enforce patent rights in the future. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights are highly uncertain. Our pending and future owned or in-licensed patent applications may not result in patents being issued that protect our technologies or product candidates, effectively prevent others from commercializing our technologies or product candidates or otherwise provide any competitive advantage. In fact, patent applications may not issue as patents at all. The coverage claimed in a patent application can also be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we (or any collaborators or licensors) will be successful in protecting our product candidates by obtaining and defending patents. For example, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. If a third party can establish that we were not the first to make or the first to file for patent protection of such inventions, our owned or licensed patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable. As a result, the issuance, inventorship, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our pending patent applications, and those of any collaborators or licensors, may be challenged in the USPTO or patent offices abroad. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. For example, our pending patent applications may be subject to third-party pre-issuance submissions of prior art to the USPTO or our issued patents may be subject to post-grant review, or PGR, proceedings, oppositions, derivations, reexaminations, interferences, inter partes review, or IPR, proceedings or other similar proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one or more of our owned or licensed pending patent applications. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and product candidates, or limit the duration of the patent protection of our technology and product candidates. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could adversely affect our business, financial condition, results of operations and prospects.

A third party may also claim that our current or future owned or licensed patent rights are invalid or unenforceable in a litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse result in any legal proceeding could put one or more of our current or future owned or in-licensed patents at risk of being invalidated or interpreted narrowly and could allow third parties to commercialize our products and compete directly with us, without payment to us.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any failure to obtain or maintain patent protection with respect to our product candidates or their uses could adversely affect our business, financial condition, results of operations and prospects.

We also rely upon a combination of trade secrets, know-how and confidentiality agreements to protect the intellectual property related to our product candidates and technologies and to prevent third parties from copying and surpassing our achievements, thus eroding our competitive position in our market.

We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue, or that patents that issue in the future will not be challenged and rendered invalid or unenforceable.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. We have several patent applications in our portfolio; however, we cannot predict:

•	if and when patents may issue based on our patent applications;

•	the scope of protection of any patent issuing based on our patent applications;

•	whether the claims of any issued patent will provide protection against competitors;

•	whether or not third parties will find ways to invalidate or circumvent our patent rights;

•	whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose; or

•	whether the patent applications will result in issued patents with claims that cover each of our product candidates or uses thereof in the United States or in other foreign countries.

We may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in PGR procedures, oppositions, derivations, revocation, reexaminations, IPR or derivation proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenge may result in loss of exclusivity or in our patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of our technology and products. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

We may rely on more than one patent to provide multiple layers of patent protection for our product candidates. If the latest-expiring patent is invalidated or held unenforceable, in whole or in part, the overall protection for the product candidate may be adversely affected. For example, if the latest-expiring patent is invalidated, the overall patent term for our product candidate could be adversely affected.

Our pending and future patent applications may not result in patents being issued that protect our product candidates, in whole or in part, or which effectively prevent others from commercializing competitive products.

Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to our product candidates. Further, in cases where a particular compound of interest is in the public domain, third parties may be able to obtain patents on improvements or other inventions relating to such compound if they were to discover the same patentable inventions relating to such compounds after us but manage to file a patent application before we do. In addition, we may enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, including any polymorphs and variants, such as our employees, collaborators, consultants, advisors and other third parties; however, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to obtain patent protection. Furthermore, if third parties have filed patent applications related to our product candidates or technology, a derivation proceeding in the United States can be initiated by a third party to determine who invented any of the subject matter covered by the claims of our patent applications. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Given the amount of time required for the development, testing and regulatory review of new product candidates, our patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical ours. Our competitors and other third parties may also seek approval to market their own products similar to or otherwise competitive with our products. Alternatively, our competitors or other third parties may seek to market generic or biosimilar versions of any approved products and, in so doing, claim that future patents owned by us are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or may find that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Moreover, some of our patents may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We may not be successful in obtaining or maintaining necessary rights to develop current and any future product candidates on acceptable terms.

Because some of our programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use these proprietary rights. Our product candidates also may require specific formulations to work effectively and efficiently and these rights may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and expenses and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

In addition, we may have limited control over the maintenance and prosecution of any current or future in-licensed intellectual property. A licensor may not successfully prosecute any patent applications to which we are licensed in a manner consistent with the best interests of our business. We may also have limited control over the manner in which any licensor initiates an infringement proceeding against a third-party infringer or defends any intellectual property that is licensed to us. It is possible that a licensor’s infringement proceeding or defense activities may be less vigorous than those we would have conducted ourselves. We may also enter into future license agreements under which we are a sub-licensee. If any sub-licensor fails to comply with its obligations under its upstream license agreement with its licensor, the licensor may have the right to terminate the upstream license, which could terminate the sub-license. If this were to occur, we would no longer have rights to the applicable intellectual property unless we are able to secure our own direct license with the owner of the relevant rights, which we may not be able to do on reasonable terms, or at all.

Additionally, we sometimes collaborate with academic institutions and governmental authorities to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such program and our business, financial condition, results of operations and prospects could be adversely affected.

The licensing and acquisition of third-party intellectual property rights is a highly competitive area, and companies, which may be more established or have greater resources than we do, also may be pursuing strategies to license or acquire third-party intellectual property rights that we consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire.

Any product candidates licensed from third parties may be subject to retained rights.

Third-parties who have collaborated with us by contributing intellectual property or with whom we may collaborate with or license intellectual property from in the future may retain certain rights under the relevant agreements with us, including the right to use the underlying product candidates for academic and research use, to publish general scientific findings from research related to the product candidates, to make customary scientific and scholarly disclosures of information relating to the product candidates or to develop or commercialize the licensed product candidates in certain regions.

We may also at times choose to collaborate with academic institutions to accelerate our preclinical research or development. The United States federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act, or the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our product candidates. We may infringe the intellectual property rights of others, which may prevent or delay our drug development efforts and prevent us from commercializing, or increase the costs of commercializing, our products.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. There can be no assurance that our operations do not, or will not in the future, infringe, misappropriate or otherwise violate existing or future third-party patents or other intellectual property rights. Identification of third-party patent rights that may be relevant to our operations is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

Numerous U.S. and foreign patents and pending patent applications exist in our market that are owned by third parties. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our product candidates. We do not always conduct independent reviews of pending patent applications and patents issued to third parties. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the United States can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, product candidates or the use of our product candidates. As such, there may be applications of others now pending or recently revived patents of which we are unaware. These patent applications may later result in issued patents, or the revival of previously abandoned patents, that may be infringed by the manufacture, use or sale of our technologies or product candidates or will prevent, limit or otherwise interfere with our ability to make, use or sell our technologies and product candidates.

The scope of a patent claim in the United States is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. For example, there could be issued patents of which we are not aware that our current or potential future product candidates infringe. There also could be patents that we believe we do not infringe but that we may ultimately be found to infringe. Competitors may file continuing patent applications claiming priority to already issued patents in the form of continuation, divisional or continuation-in-part applications, in order to maintain the pendency of a patent family and attempt to cover our product candidates.

Third parties may assert that we are employing their proprietary technology without authorization and may sue us for patent or other intellectual property infringement. These lawsuits are costly and could adversely affect our business, financial condition, results of operations and prospects and divert the attention of managerial and scientific personnel. If we are sued for patent infringement, we would need to demonstrate that our product candidates, potential products or methods either do not infringe the claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on us. In addition, we may not have sufficient resources to bring these actions to a successful conclusion. If a court holds that any third-party patents are valid, enforceable and cover our products or their use, the holders of any of these patents may be able to block our ability to commercialize our products unless we acquire or obtain a license under the applicable patents or until the patents expire.

We cannot provide any assurances that third-party patents and other intellectual property rights do not exist which might be enforced against our current technology, including our research programs, product candidates, their respective methods of use, manufacture and formulations thereof, and could result in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties or other forms of compensation to third parties, which could be significant. We may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost or on reasonable terms, or at all. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially and adversely affect our business, financial condition, results of operations and prospects. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar material and adverse effect on our business, financial condition, results of operations and prospects. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We may be involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors or other third parties may infringe our patents, trademarks or other intellectual property, or those of our collaborators or licensing partners. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, insufficient written description or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). In addition, the U.S. Supreme Court recently has changed some legal principles that affect patent applications, granted patents and assessment of the eligibility or validity of these patents. As a consequence, issued patents may be found to contain invalid claims according to the newly revised eligibility and validity standards. Our future owned or in-licensed patents may be subject to challenge and subsequent invalidation or significant narrowing of claim scope in proceedings before the USPTO, or during litigation, under the revised criteria, which also could make it more difficult to obtain patents. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive position, and our business, financial condition, results of operations and prospects. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of shares of our common stock. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded.

We may not be able to detect infringement against our future owned or in-licensed patents, as the case may be, which may be especially difficult for manufacturing processes or formulation patents. Even if we detect infringement by a third party of our future owned or in-licensed patents, we may choose not to pursue litigation against or settlement with the third party. If we later sue such third party for patent infringement, the third party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for us to enforce our future owned or in-licensed patents, as the case may be, against such third party.

If another party questions the patentability of any of our claims in our future owned or in-licensed U.S. patents, the third party can request that the USPTO review the patent claims such as in an IPR, ex parte re-exam or PGR proceeding. These proceedings are expensive and may result in a loss of scope of some claims or a loss of the entire patent. In addition to potential USPTO proceedings, we may become a party to patent opposition proceedings at the European Patent Office or similar proceedings in other foreign patent offices, where either our future owned or in-licensed foreign patents are challenged.

In the future, we may be involved in similar proceedings challenging the patent rights of others, and the outcome of such proceedings is highly uncertain. An adverse determination in any such proceeding may result in our inability to manufacture or commercialize products without infringing third-party patent rights. The costs of these opposition or similar proceedings could be substantial and may result in a loss of scope of some claims or a loss of the entire patent. Even if we ultimately prevail in any such claims or proceedings, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the claims or proceedings.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property or claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property, or those of our collaborators or licensors, as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could adversely affect our business, financial condition, results of operations and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Certain of our employees, consultants or advisors have in the past and may in the future be employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could adversely affect our business, financial condition, results of operations and prospects.

In light of the advent of AI-assisted inventions, it is possible third parties could challenge our future patents as invalid for lack of a human inventor. The law regarding AI-assisted inventions and inventorship is evolving rapidly and allegations of improper inventorship of our AI-assisted inventions could pose a challenge to the enforceability of our future patents throughout the world.

Patent terms may be inadequate to protect our competitive position on products or product candidates for an adequate amount of time. If we do not obtain patent term extension for our product candidates, our business may be materially harmed.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products or product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of products or new product candidates, patents protecting such products or candidates might expire before or shortly after such products or candidates are commercialized. As a result, any patents we may own or license may not provide us with sufficient and continuing rights to exclude others from commercializing products similar or identical to ours.

Depending upon the timing, duration and specifics of any FDA marketing approval of any of our product candidates, any issued U.S. patents that we may own in the future may be eligible for limited patent term restoration, or patent term extension, under the Drug Price Competition and Patent Term Restoration Action of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, an approved method for using it or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as in Europe under Supplemental Protection Certificate. However, we may not be granted any extensions for which we apply because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension, or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

Obtaining and maintaining our patent protection is dependent on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We rely on our outside counsel to pay these fees due to the USPTO and non-U.S. governmental patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms to help us comply, and in many cases an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining, defending, maintaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, and may diminish our ability to protect our inventions, obtain, maintain, enforce and protect our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our future owned and licensed patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or the AIA, signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our future issued patents. The AIA includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR and derivation proceedings.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents and patents that we might obtain in the future. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that claims to certain DNA molecules are not patentable. In Amgen Inc. v. Sanofi, the Federal Circuit held that claims with functional language may pose high hurdles in fulfilling the enablement requirement. Recent decisions raise questions regarding the award of patent term adjustment, or PTA, for patents where related patents have issued without PTA. Thus, it cannot be said with certainty how PTA will or will not be viewed in future and whether patent expiration dates may be impacted. We cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse change in the patent laws of other jurisdictions could also adversely affect our business, financial condition, results of operations and prospects.

Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, in June 2023, a new Unitary Patent system was introduced, which significantly impacts European patents, including those granted before the introduction of the system. Under the Unitary Patent system, after a European patent is granted, the default is that the patent will be a part of the Unitary Patent system, thereby resulting in a Unitary Patent having unitary effect; the patent proprietor, however, can, in some instances, opt out of the Unitary Patent system and opt for the traditional state-by-state national validation instead. Each Unitary Patent is subject to the jurisdiction of the Unitary Patent Court, or UPC. As the UPC is a new court system, there is little precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC may be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of the new Unitary Patent system.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. We may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. However, trade secret protection will not protect us from innovations that a competitor develops independently of our proprietary know how. If a competitor independently develops a technology that we protect as a trade secret and files a patent application on that technology, then we may not be able to patent that technology in the future and we may require a license from the competitor to use our own know-how. If the license is not available on commercially viable terms, then we may not be able to launch our product candidate. Additionally, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. If our trade secrets are not adequately protected, our business, financial condition, results of operations and prospects could be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build brand and name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared merely descriptive or generic or determined to be infringing on other marks. The use of our registered and unregistered marks may also be limited by certain agreements with third parties. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we are given an opportunity to respond to such rejections, we may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. In the USPTO, cancellation proceedings may be filed against our trademarks, once registered, which may not survive such proceedings. In foreign jurisdictions, opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may not be able to protect our rights to these trademarks and trade names, which we need to build brand and name recognition among potential partners or future customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish brand and name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain names, social media handles or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to develop products that are similar to our product candidates but that are not covered by the claims of our patent applications and any patents that we may own or license;

•	we or our licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that we may own or license;

•	we or our licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

•	it is possible that the pending patent applications we own or license will not lead to issued patents;

•	issued patents that we may own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on our business;

•	we may fail to adequately protect and police our trademarks and trade secrets; and

•	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

Should any of these events occur, it could significantly harm our business, financial condition, results of operations and prospects.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can have a different scope and strength than those in the United States. Moreover, obtaining such protection in a timely manner, or at all, may be affected by factors or events beyond our control, such as a prolonged economic downturn or global financial or political crises. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our patent and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. In addition, certain countries outside of the United States have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. In addition, many countries limit the enforceability of patents against government authorities or government contractors. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Government Regulation

Even if we commercialize any product candidates, such product may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could harm our business.

The regulations that govern marketing approvals, pricing and reimbursement for new drug products and biologics vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay or limit our commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenue we generate from the sale of the product in that particular country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates profitably.

The success of our product candidates, if approved, depends on the availability of coverage and adequate reimbursement from third-party payors. We cannot be certain that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates or assure that coverage and reimbursement will continue to be available for any product that we may develop that receives coverage and adequate reimbursement from one or more third-party payors. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Accordingly, coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. These groups have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. congressional inquiries and proposed and enacted federal and state legislation designed to bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles.

The Inflation Reduction Act of 2022, or the IRA, includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D; allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Specifically, with respect to price negotiations, the Centers for Medicare & Medicaid Services, or CMS, has negotiated prices for the first ten high-cost drugs paid for by Medicare Part D starting in 2026, which will be followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and beyond. This provision applies to drug products that have been approved for at least nine years and biologics that have been licensed for 13 years, but it does not apply to drugs and biologics that have been approved for a single rare disease or condition. Nonetheless, since CMS has established and will continue to establish maximum prices for these products in price negotiations, we would be fully at risk of government action if our products become the subject of Medicare price negotiations. These provisions of the IRA further heighten the risk that we would not be able to achieve the expected return on our drug products or full value of our patents protecting our products. Various industry stakeholders, including certain pharmaceutical companies and industry groups have initiated lawsuits against the federal government asserting that the price negotiation provisions of the IRA are unconstitutional. The effects of the IRA on our business and the healthcare industry in general is not yet known.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access, marketing cost disclosure, transparency measures and other measures designed to encourage importation from other countries and bulk purchasing. In January 2024, FDA authorized Florida’s Agency for Health Care Administration’s drug importation program, which is the first step toward Florida facilitating importation of certain prescription drugs from Canada. Authorization of other state programs may follow. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.

Additionally, there may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including costs related to research and development, manufacturing and sale and distribution efforts. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services.

We expect to experience pricing pressures in connection with the sale of all of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or third-party payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Our relationships with healthcare providers and physicians and third-party payors may be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Any arrangements we may have with healthcare providers, third-party payors and customers can expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. Such laws and regulations may constrain the business or financial arrangements and relationships through which we research and, if approved, sell, market and distribute our product candidates. In particular, the research of our product candidates, as well as the promotion, sales, marketing and business arrangements of our product candidates, is subject to extensive laws designed to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commissions, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and serious harm to our reputation. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other;

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the federal civil and criminal false claims laws, including the FCA, which prohibit individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by, Medicare, Medicaid or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government healthcare programs if they are deemed to “cause” the submission of false or fraudulent claims. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating the healthcare fraud statute under HIPAA without actual knowledge of the statute or specific intent to violate it;

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furthermore, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, also imposes obligations on “covered entities,” including certain healthcare providers, health plans and healthcare clearinghouses, as well as their respective “business associates” and their respective subcontractors that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the civil monetary penalties statute, which, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program;

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federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs that may be used in the calculation of reimbursement or discounts on approved products;

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the federal Physician Payments Sunshine Act and its implementing regulations, which require some manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to HHS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (such as physician assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and local laws that require the registration of pharmaceutical sales representatives.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal, state and foreign enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions, significant fines and penalties and settlements in the healthcare industry. Ensuring that business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and may divert our management’s attention from the operation of our business.

It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. Prohibitions or restrictions on sales or withdrawal of future marketed products could adversely affect our business, financial condition, results of operations and prospects.

We may attempt to seek approval from the FDA for one or more of our product candidates through the use of the accelerated approval pathway. If we are unable to obtain such approval, we may be required to conduct additional clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw any accelerated approval we have obtained.

We may in the future seek an accelerated approval for one or more of our product candidates. Under the accelerated approval pathway, the FDA may approve a product candidate for a serious or life-threatening disease or condition with unmet medical need based on a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. Products granted accelerated approval are subject to certain post-marketing requirements, which typically include a requirement to conduct one or more post-approval studies to confirm the clinical benefit of the product. In addition, during the pre-approval review period, FDA regulations require that sponsors of products granted accelerated approval submit copies of all promotional materials intended to be used within 120 days following marketing approval. After 120 days following marketing approval, unless otherwise informed by the FDA, the sponsor must submit all promotional materials at least 30 days prior to use. There can be no assurance that we will be able to use the accelerated approval pathway or any other form of expedited development, review or approval for any of our product candidates. For example, the FDA may not agree with our conclusion that an endpoint we select is reasonably likely to predict clinical benefit, and thus the FDA may not agree that accelerated approval is appropriate based on that endpoint (even if the results on that endpoint are statistically significant). Also, if any of our competitors were to receive full approval for an indication for which we are seeking accelerated approval before we receive accelerated approval for any one of our product candidates, the indication we are seeking may no longer qualify as a condition for which there is an unmet medical need, and our product candidate may become ineligible for accelerated approval.

A failure to obtain accelerated approval would result in a longer time period to commercialization of such product candidate, if any, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace. Even if we are able to obtain accelerated approval, if we do not complete the required post-approval studies, or if the FDA determines that the completed post-approval studies do not confirm clinical benefit, then FDA may withdraw approval of our product using expedited procedures.

We may seek a Breakthrough Therapy or Fast Track designation for current or future product candidates, but we might not receive such designation, and even if we do, we may not maintain such designation. Such designation may not lead to faster development, regulatory review or approval, and will not increase the likelihood that the product candidate will receive marketing approval.

We may seek a Breakthrough Therapy or Fast Track designation for our current or future product candidates. A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs or biologics that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs or biologics designated as Breakthrough Therapies by the FDA may also be eligible for priority review if supported by clinical data at the time the NDA or BLA is submitted to the FDA. The FDA also has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. New drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied.

The FDA has broad discretion whether or not to grant Breakthrough Therapy or Fast Track designation to any product candidate. Accordingly, even if we believe that a product candidate meets the criteria for designation as a Breakthrough Therapy or a Fast Track designation, the FDA may disagree and instead determine not to make such a designation. Even if we receive a Breakthrough Therapy or Fast Track designation, the receipt of such designation may not result in a faster development or regulatory review or approval process compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if a product candidate qualifies as a Breakthrough Therapy or for the Fast Track program, the FDA may later decide that it no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. The failure to obtain a Breakthrough Therapy or Fast Track designation for any product candidates we may develop, or the inability to maintain that designation for the duration of the applicable period, could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it, which would have a negative impact on our operational results and financial condition.

Recently enacted legislation, future legislation and other healthcare reform measures may increase the difficulty and cost for us to obtain marketing approval for and commercialize our product candidates and may affect the prices we may set.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or, collectively, the ACA, was enacted in the United States, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States and significantly affected the pharmaceutical industry. The ACA subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program, or MDRP, are calculated for drugs and biologics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the MDRP, extended manufacturer Medicaid rebate obligations to utilization by individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs and biologics and established a new Medicare Part D coverage gap discount program. Since its enactment, there have been judicial, congressional and executive branch challenges to the ACA, which have resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. In addition, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. For example, on August 16, 2022, President Biden signed the IRA into law, which extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminated the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or congressional challenges in the future. It is unclear how other such challenges, and healthcare reform measures, will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 was signed into law, which resulted in reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2032.

We expect that the ACA, the IRA and any other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. We cannot predict the likelihood, nature or extent of healthcare reform initiatives that may arise from future legislation or administrative action, particularly as a result of the 2024 U.S. election. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

Even if we receive marketing approval for our current or future product candidates in the United States, we may never receive regulatory approval to market outside of the United States.

We plan to seek regulatory approval of our current or future product candidates outside of the United States in the future. In order to market any product outside of the United States, however, we must establish and comply with the numerous and varying safety, efficacy and other regulatory requirements of other applicable countries. Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ substantially from that required to obtain FDA approval. The marketing approval processes in other countries generally implicate all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of any of our product candidates in certain countries. Regulatory and marketing approval in one country does not ensure regulatory and marketing approval in another, but a failure or delay in obtaining regulatory and marketing approval in one country may have a negative effect on the regulatory process in others and would impair our ability to market our current or future product candidates in such foreign markets. Any such impairment would reduce the size of our potential market, which could adversely affect our business, financial condition, results of operations and prospects.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about clinical development programs and the diseases our product candidates are being developed to treat. We may utilize appropriate social media in connection with communicating about our development programs. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to report an alleged adverse event during a clinical trial. When such disclosures occur, we may fail to monitor and comply with applicable adverse event reporting obligations, or we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our investigational products. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website, or a risk that a post on a social networking website by any of our employees may be construed as inappropriate promotion. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

We are subject to U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws. Anti-corruption laws generally prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector.

We expect our non-U.S. activities to increase over time, including the engagement of third parties for clinical trials or to obtain necessary permits, licenses, patent registrations and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities. If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The FCPA prohibits any U.S. persons, as well as their employees, agents and other collaborators, from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate and other related parties for the purpose of influencing any act or decision of the foreign entity or to obtain, retain, or direct business. The FCPA also obligates companies whose securities are publicly listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all of the company’s transactions, including those of its international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials.

Export control and economic sanctions laws may restrict, or even prohibit, the provision of certain items, technology and services to countries, governments and persons targeted by sanctions programs. Governmental regulation of the import or export of our product candidates, or our failure to obtain any required import or export authorization for our product candidates, when applicable, could harm our operations. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our research and development costs.

The failure to comply with Trade Laws may result in substantial civil and criminal fines and penalties, imprisonment, the loss of trade privileges, suspension or debarment from government contracting, reputational harm and other consequences. The Securities and Exchange Commission, or the SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could adversely affect our business, financial condition, results of operations and prospects.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our future commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures used by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, this may not be the case, and we may not eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state, federal or other applicable authorities may curtail our use of certain materials or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes or our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees and statutory, regulatory and policy changes. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed or approved by necessary government agencies, which would adversely affect our business, financial condition, results of operations and prospects. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs or there are other changes which limit the FDA’s ability to perform its necessary activities in a timely manner, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Risks Related to Data Privacy and Information Security

If our information technology systems, or those used by our CROs, CMOs, clinical sites or other contractors or consultants with whom we work, or our data, are or were compromised again, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or action, litigation, fines and penalties, disruptions of our business operations, reputational harm and other adverse consequences.

In the ordinary course of our business, we, and the third parties with whom we work, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share, which we collectively refer to as process, personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, sensitive third-party data, business plans, transactions and financial information, which we collectively refer to as sensitive data. As a result, we and the third parties with whom we work face a variety of evolving threats which could cause security incidents. Cyberattacks, malicious internet-based activity, online and offline fraud and other similar activities threaten the confidentiality, integrity and availability of our sensitive data and information technology systems, and those of the third parties with whom we work.

Our information technology systems and those of our CROs, CMOs, clinical sites and other contractors and consultants with whom we work are vulnerable to cyberattacks, computer viruses, bugs, worms or other malicious codes, malware (including as a result of advanced persistent threat intrusions) and other attacks by computer hackers, brute force attacks, application security attacks, social engineering (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), supply chain attacks and vulnerabilities through our third-party service providers, denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks facilitated or enhanced by AI, telecommunications failures, earthquakes, fires, floods and other similar threats. The increase in remote work has increased these risks to our information technology systems and sensitive data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit, and in public locations.

Such threats are prevalent and continue to rise, are increasingly difficult to detect and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation-states and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors, for geopolitical reasons and in conjunction with military conflicts and defense activities. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions, delays or outages in our operations, loss of sensitive data, loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds. To alleviate the negative impact of a ransomware attack, it may be preferable to make extortion payments, but we may be unwilling or unable to do so (including, for example, if applicable laws or regulations prohibit such payments).

During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of attacks for geopolitical reasons, including retaliatory cyberattacks, that could materially disrupt our systems and operations, supply chain and ability to continue our research and development efforts or produce, sell and distribute our product candidates, if approved. For example, third parties with whom we work to support our business are located in potentially unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts, including Ukraine, which was attacked by Russia in February 2022 through various means, including cyberattacks. In addition to experiencing a security incident, third parties may gather, collect or infer sensitive data about us from public sources, data brokers or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Furthermore, future business transactions (such as acquisitions) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in the systems and technologies of any acquired entities. Additionally, we may discover security issues that were not found during due diligence of such acquired entities, and it may be difficult to integrate companies into our information technology environment and security program.

It may be difficult or costly to detect, investigate, mitigate, contain and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain and remediate a security incident could result in outages, data losses and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

In addition, our reliance on third-party partners could introduce new cybersecurity risks and vulnerabilities. We rely on third-party partners and technologies to operate critical business systems and to process sensitive data in a variety of contexts, including cloud-based infrastructure, encryption and authentication technology, employee email and other functions. We also rely on third-party partners to assist with our clinical trials, provide other products or services or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party partners experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service partners fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems (including our services) or the third-party information technology systems that support us and our services.

We actively implement measures designed to identify, protect, detect, respond to and recover from vulnerabilities within our information systems, including those related to hardware, software and third-party providers. However, despite our efforts, not all vulnerabilities may be detected or resolved promptly. In some cases, there may be delays in developing and deploying necessary remediation measures and security patches. These undetected or unaddressed vulnerabilities could be exploited, potentially leading to security incidents, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We have experienced one known security incident in the past. Although we quickly identified the incident and contained the breach to a small number of devices and Company identities without experiencing any known loss of data or fraud as a result, such an event, or other threats in the future, could cause another security incident or other interruption that could result in unauthorized, unlawful or accidental acquisition, modification, destruction, loss, alteration, encryption or disclosure of, or access to, our sensitive data or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our services, including clinical trials, or continue our target discovery programs.

We have expended significant resources and modified our business activities (including our clinical trial activities) to try to protect against security incidents and may continue to do so. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.

The costs related to significant security breaches or disruptions could be material and cause us to incur significant expenses. If the information technology systems of our CROs, CMOs, clinical sites and other contractors and consultants become subject to disruptions or security incidents, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

If any such incidents were to occur and cause interruptions in our operations, it could result in a disruption of our business, operations and development programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for a product candidate could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security incident were to result in the loss of or damage to our sensitive data or applications, or inappropriate disclosure of sensitive data, we could incur liability and the further development of any product candidates could be delayed. Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, future customers, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences. Any such event could also result in adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits and inspections), additional reporting requirements or oversight, restrictions on processing sensitive data, litigation, indemnification obligations, negative publicity, reputational harm, monetary fund diversions, diversion of management attention, financial loss and other similar harms. Security incidents and attendant consequences may negatively impact our ability to grow and operate our business and may result in a loss of confidence in us and our ability to conduct clinical trials, which could delay the clinical development of our product candidates.

Our contracts may not always contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all or that such coverage will pay future claims. Additionally, our sensitive data could be leaked, disclosed or revealed as a result of, or in connection with, our employees’, personnel’s or vendors’ use of generative AI technologies.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Any actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation (including class claims), negative publicity or other adverse consequences that could negatively affect our operating results and business.

In the ordinary course of business, we and our partners process sensitive data. As a result, we and our partners may be subject to numerous data privacy and security obligations, such as various federal, state and foreign laws and regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations relating to data privacy and security. In the United States, numerous federal, state and local governments have enacted laws and regulations, including state data breach notification laws, state health information privacy laws, federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act, or the FTCA) and other similar regulations (e.g., wiretapping) that govern the processing of sensitive data, including health-related information. For example, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security and transmission of individually identifiable protected health information.

Even when HIPAA does not apply, according to the FTC failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of the FTCA. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, numerous U.S. states—including California, Virginia, Colorado, Connecticut and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling and automated decision-making. The exercise of these rights may impact our business. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. Failure to comply with these laws, where applicable, can result in significant statutory fines. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act of 2020, or CPRA, collectively the CCPA, applies to personal data of consumers, business representatives and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants to recover significant statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, but these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties with whom we work. A number of similar privacy laws are also being considered in several other states as well as at the federal level, which may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies. The existence of comprehensive privacy laws in different states in the country would make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance.

Outside the United States, an increasing number of laws and regulations, including Australia’s Privacy Act, the European Union’s General Data Protection Regulation, or the EU GDPR, and the United Kingdom’s General Data Protection Regulation, or UK GDPR, together with the EU GDPR, the GDPR, may also apply to our processing of sensitive data, including health-related and other personal data.

The GDPR imposes stringent requirements for processing personal data. The GDPR, together with national legislation, regulations and guidelines of the European Economic Area, or EEA, member states and the United Kingdom governing the processing of personal data, imposes strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for breaches of the data protection obligations. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements, temporary or definitive bans on data processing, private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests, and potential fines for noncompliance of up to €20 million (£17.5 million) or 4% of the annual global revenues of the noncompliant company, whichever is greater.

In addition, we may be unable to transfer personal data from the EEA and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and United Kingdom to the United States in compliance with law, such as the EEA’s standard contractual clauses, the United Kingdom’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework, or the Framework, and the United Kingdom extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the United Kingdom or other jurisdictions to the United States, or if the requirements for a legally compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and United Kingdom to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants and activist groups.

Implementing mechanisms to endeavor to ensure compliance with the GDPR and relevant local legislation in EEA member states and the United Kingdom may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations and prospects. In addition to the foregoing, a breach of the GDPR or other applicable data privacy, data protection and security laws and regulations could result in regulatory investigations, reputational damage and orders to cease or change our use of data, enforcement notices or potential civil claims including class-action-type litigation.

Our employees and personnel use AI and ML generative modeling tools to assist in our discovery efforts and product development. The disclosure and use of personal data in AI and ML technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions and lawsuits. If we are unable to use generative AI, our drug discovery efforts may be less efficient and our ability to further expand our pipeline may be impaired.

We are bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources and may necessitate changes to our services, information technologies, systems and practices and to those of any third parties that process personal data on our behalf.

Compliance with U.S. and foreign data privacy and security laws, rules and regulations could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose sensitive data, or, in some cases, impact our or our partners’ or suppliers’ ability to operate in certain jurisdictions. Each of these constantly evolving laws can be subject to varying interpretations. Any actual or perceived failure to comply with U.S. and foreign data protection laws and regulations could result in government investigations and enforcement actions (which could include civil or criminal penalties), fines, private litigation or adverse publicity and could negatively affect our operating results and business. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Moreover, patients about whom we or our partners obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Risks Related to Our Reliance on Third Parties

We have relied and expect to continue to rely on third parties to conduct our preclinical studies and clinical trials. If those third parties do not perform as contractually required, fail to satisfy legal or regulatory requirements, miss expected deadlines or terminate the relationship, our development programs could be delayed, more costly or unsuccessful, and we may never be able to seek or obtain regulatory approval for or commercialize our product candidates.

We rely and intend to rely in the future on third-party clinical investigators, CROs and clinical data management organizations to conduct, supervise and monitor preclinical studies and clinical trials of our current or future product candidates. Because we currently rely and intend to continue to rely on these third parties, we will have less control over the timing, quality and other aspects of preclinical studies and clinical trials than we would have had we conducted them independently. These parties are not, and will not be, our employees and we will have limited control over the amount of time and resources that they dedicate to our programs. Additionally, such parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. For example, we rely on CROs located in China and Ukraine, among others, to conduct certain of our preclinical research and discovery activities. It is unknown how the status of current or future U.S.-China relations or the ongoing conflict in Ukraine will affect our ability to rely on these CROs to conduct our current and future preclinical studies.

Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each indication to establish the product candidate’s safety or efficacy for that indication. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities and clinical trial sites by, applicable regulatory authorities.

Large-scale clinical trials require significant financial and management resources, and reliance on third-party clinical investigators, CROs, partners or consultants. Relying on third-party clinical investigators or CROs may force us to encounter delays and challenges that are outside of our control. We may not be able to demonstrate sufficient comparability between products manufactured at different facilities to allow for inclusion of the clinical results from participants treated with products from these different facilities, in our product registrations. Further, our third-party clinical manufacturers may not be able to manufacture our product candidates or otherwise fulfill their obligations to us because of interruptions to their business, including the loss of their key staff or interruptions to their raw material supply.

Our reliance on these third parties for development activities will reduce our control over these activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable trial protocol and legal, regulatory and scientific standards, and our reliance on the CROs, clinical trial sites and other third parties does not relieve us of these responsibilities. For example, we will remain responsible for ensuring that each of our preclinical studies is conducted in accordance with good laboratory practices, or GLPs, and clinical trials are conducted in accordance with GCPs. Moreover, the FDA and comparable foreign regulatory authorities require us to comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Regulatory authorities enforce these requirements through periodic inspections (including pre-approval inspections once an NDA or BLA is submitted to the FDA) of trial sponsors, clinical investigators, trial sites and certain third parties, including CROs. If we, our CROs, clinical trial sites or other third parties fail to comply with applicable GCPs or other regulatory requirements, we or they may be subject to enforcement or other legal actions, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCPs. Moreover, our business may be significantly impacted if our CROs, clinical investigators or other third parties violate federal or state healthcare fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

In the event we need to repeat, extend, delay or terminate our clinical trials because these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, our clinical trials may need to be repeated, extended, delayed or terminated and we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates, and we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates or we or they may be subject to regulatory enforcement actions. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed. To the extent we are unable to successfully identify and manage the performance of third-party service providers in the future, our business may be materially and adversely affected.

If any of our relationships with these third parties terminate, we may not be able to enter into alternative arrangements or do so on commercially reasonable terms. Switching or adding additional contractors involves additional cost and time and requires management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays could occur, which could compromise our ability to meet our desired development timelines. In addition, if an agreement with any of our collaborators terminates, our access to technology and intellectual property licensed to us by that collaborator may be restricted or terminate entirely, which may delay our continued development of our product candidates utilizing the collaborator’s technology or intellectual property or require us to stop development of those product candidates completely.

In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of regulatory approval of one or more of our product candidates.

We rely on third-party manufacturers and suppliers to supply our product candidates. The loss of our third-party manufacturers or suppliers, or their failure to comply with applicable regulatory requirements or to supply sufficient quantities at acceptable quality levels or prices, within acceptable timeframes, or at all, would materially and adversely affect our business, financial condition, results of operations and prospects.

We currently rely, and expect to continue to rely, on third-party contract developers and manufacturers to manufacture bulk drug substances, drug products, raw materials, samples, components and other materials for our product candidates.

Reliance on third-party manufacturers may expose us to different risks than if we were to manufacture product candidates ourselves. There can be no assurance that our preclinical and clinical development supplies will not be limited, interrupted, terminated or will be of satisfactory quality or be available at acceptable prices, including as we expand the size and number of clinical trials. In addition, replacing a manufacturer could require significant effort and time because there may be a limited number of qualified replacements.

The manufacturing process for our product candidates is subject to review by the FDA and other foreign regulatory authorities to the extent applicable. We and our suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as current good manufacturing practices, or cGMPs. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA and foreign regulatory authorities. If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or comparable foreign regulatory authorities, we may not be able to rely on their facilities for the manufacture of elements of our product candidates. Moreover, we do not conduct the manufacturing process ourselves and are dependent on our CMOs for manufacturing in compliance with current regulatory requirements. In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations in relation to quality, timing or otherwise, or if our projected manufacturing capacity or supply of materials becomes limited, delayed, interrupted or more costly than anticipated, we may be forced to enter into an agreement with another third party, which we may not be able to do timely or on reasonable terms, or at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such to another third party.

These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to enable us to manufacture, or to have another third party manufacture, our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with applicable quality standards and regulations and guidelines; and we may be required to repeat some of the development program. The delays and costs associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

We expect to continue to rely on third-party manufacturers if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. Any manufacturing facilities used to produce our product candidates will be subject to periodic review and inspection by the FDA and foreign regulatory authorities, including for continued compliance with cGMPs, quality control, quality assurance and corresponding maintenance of records and documents. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our, or a third party’s, failure to execute on our manufacturing requirements, comply with cGMPs or maintain a compliance status acceptable to the FDA or other applicable foreign regulatory authorities could adversely affect our business in a number of ways, including:

•	an inability to initiate or continue preclinical studies or clinical trials of product candidates;

•	a delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;

•	a loss of the cooperation of existing or future collaborators;

•	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products; and

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regulatory enforcement actions against our manufacturers or us, including fines and civil and criminal penalties, which could result in imprisonment, suspension or restrictions of production, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues with the biologic, refusal to permit the import or export of the products, requirements to cease distribution of the products, product seizure, detention or recall, operating restrictions, suits under the civil FCA, corporate integrity agreements, consent decrees or withdrawal of product approval.

Additionally, our CMOs may experience difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our CMOs were to encounter any of these difficulties, our ability to provide our product candidates to participants in preclinical and clinical trials, or to provide product for treatment of participants if approved, would be jeopardized.

The operations of our suppliers, some of which are located outside of the United States, are subject to additional risks that are beyond our control and that could harm our business, financial condition, results of operations and prospects.

Certain of our suppliers are located outside of the United States. As a result, we are subject to risks associated with doing business abroad, including:

•	political unrest, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

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the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds, particularly new or increased tariffs imposed on imports from countries where our suppliers operate;

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greater challenges and increased costs with enforcing and periodically auditing or reviewing our suppliers’ and manufacturers’ compliance with cGMPs or status acceptable to the FDA or foreign regulatory authorities;

•	reduced protection for intellectual property rights, including trademark protection, in some countries;

•	disruptions in operations due to global, regional, or local public health crises or other emergencies or natural disasters;

•	disruptions or delays in shipments; and

•	changes in local economic conditions in countries where our manufacturers or suppliers are located.

These and other factors beyond our control could interrupt our suppliers’ production, influence the ability of our suppliers to export our clinical supplies cost-effectively or at all, inhibit our suppliers’ ability to procure certain materials or delay or increase the cost of certain preclinical development programs, any of which could harm our business, financial condition, results of operations and prospects.

We have entered, and may in the future enter into additional, collaborations or licensing arrangements, which are important to our business. If we are unable to enter into new collaborations or licenses, or if we fail to realize the benefits of any current or future collaborations or licensing arrangements, our business, financial condition, results of operations and prospects could be adversely affected.

A key part of our strategy is to strategically evaluate and, as we deem appropriate, enter into collaborations or partnerships, including with major biotechnology or pharmaceutical companies to advance our current or future product candidates. We have entered into collaborations with J&J, Pfizer and Terray to conduct various research and development activities. We have limited capabilities for product development and do not yet have any capability for commercialization. Accordingly, we may continue to enter into collaborations with other companies in the future to provide us with funding for our programs and technology. Any of our existing or future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Our current product candidates are designed to address targets that we believe are of high interest to pharmaceutical partners.

Our current collaborations and any future collaborations we enter into pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial or test results, changes in the collaborators’ strategic focus or available funding or external factors, such as a strategic transaction that may divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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collaborators may own or co-own intellectual property covering our product candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property;

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product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates, if approved;

•	collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

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collaborators with marketing, manufacturing and distribution rights to one or more of our product candidates that achieve regulatory approval, if any, may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out the marketing and distribution of such product or products;

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws, resulting in civil or criminal proceedings;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or future commercialization of product candidates, if approved, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may seek to amend or modify the terms of any collaboration;

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collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in such a way as to invite actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

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if a collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or future commercialization of any product candidate licensed to it by us.

If our collaborations do not result in the successful discovery, development and future commercialization of product candidates, if approved, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments we are owed under such collaboration and could be required to raise additional capital to pursue further development or future commercialization of the applicable product candidates. Additionally, if one of our collaborators terminates its agreement with us, we may lose rights that are important to our business or find it more difficult to attract new collaborators, and our perception in the business and financial communities could be adversely affected.

We face significant competition in seeking appropriate partners for our product candidates, and the negotiation process is time-consuming and complex. In order for us to successfully partner our product candidates, potential partners must view these product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies.

Collaborations are complex, expensive and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Our ability to reach a definitive agreement for a collaboration will depend upon, among other things, our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Additionally, our collaboration agreements may contain non-competition provisions that could limit our ability to enter into strategic collaborations with future collaborators or restrict our ability to commercialize products on our own, if approved.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization, if approved, or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or future commercialization activities at our own expense. If we elect to increase our expenditures to fund development or future commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into collaborations or do not have sufficient funds or expertise to undertake the necessary development and future commercialization activities, we may not be able to further develop our product candidates, bring them to market, if approved, and generate revenue from sales of drugs or continue to develop our technology, and our business, financial condition, results of operations and prospects could be adversely affected. Even if we are successful in our efforts to establish new strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product candidate is delayed or sales of any approved product are disappointing. Any delay in entering into new strategic partnership agreements related to our product candidates could delay the development and future commercialization of our product candidates, if approved, and reduce their competitiveness even if they reach the market. See the section of this prospectus titled “Business—License and Collaboration Agreements” for more information on our collaboration agreements.

Risks Related to This Offering and Ownership of Our Common Stock

We have identified a material weakness in our internal control over financial reporting. If we fail to remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting or disclosure controls in the future, we may be unable to produce accurate and timely financial statements or detect acts of fraud, which may adversely affect investor confidence in us, and, as a result, the value of our common stock, or result in delisting, sanctions or other penalties that could harm our business.

To comply with the requirements of being a public company, we will need to undertake various actions, including implementing new internal controls and procedures. The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have identified a material weakness in our internal control over financial reporting for the years ended December 31, 2023 and 2022. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness we identified relates to (a) insufficient segregation of duties in the financial statement close process and (b) a lack of sufficient levels of staff with public company and technical accounting experience to maintain proper control activities and perform risk assessment and monitoring activities. The material weakness could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Had we performed an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by management, and those control deficiencies could have also represented one or more material weaknesses.

We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We have taken steps to remediate the material weakness described above, including consulting with experts on technical accounting matters in connection with the preparation of our 2023 audited financial statements and footnotes under guidance from the Public Company Accounting Oversight Board (United States) to ensure that we are prepared for the reporting obligations of a public company. We also plan to hire additional senior level staff with public company experience to provide needed levels of expertise in our internal accounting function and maintain appropriate segregation of duties. The material weakness will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. We expect to implement new procedures and controls and take efforts to address the identified weakness during the 2024 and 2025 fiscal years, and anticipate that the full remediation of the material weakness identified will extend beyond December 31, 2024. These remediation measures will be time consuming and require significant financial and operational resources. However, we cannot assure you that the measures we are taking to remediate the material weakness will prevent or avoid potential future material weaknesses. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Any failure to remediate any material weakness or develop or maintain effective controls when we become subject to this requirement could negatively affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline as a result. In addition, if we are unable to continue to meet these requirements, we may be delisted from Nasdaq.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of (i) our second annual report or (ii) the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, or a “smaller reporting company” as defined by the SEC.

We may discover additional weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to remediate the existing material weakness and maintain proper and effective internal control over financial reporting, we may not be able to produce timely and accurate financial statements or detect acts of fraud. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities including equivalent foreign authorities.

An active and liquid trading market for our common stock may not develop and you may not be able to resell your shares of common stock at or above the initial public offering price, if at all.

Prior to this offering, no market for shares of our common stock existed. We have applied to list our common stock on Nasdaq under the symbol “ODTX.” However, there is no assurance that our application to list our common stock on Nasdaq will be approved. Even if our common stock is listed and this offering is consummated, an active or liquid trading market for our common stock may never develop or be sustained. To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliated public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and affiliated stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell your shares, if at all. Moreover, the initial public offering price for our common stock will be determined through negotiations with the underwriters, and may vary from the market price of our common stock following this offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price, at the time you wish to sell them, or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares.

Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock in the future, and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

Our stock price may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The market price of our common stock is likely to be volatile and could fluctuate widely in response to many factors, including but not limited to:

•	results of our preclinical studies and clinical trials, and the results of trials of our competitors or those of other companies in our market sector;

•	volatility and instability in the financial and capital markets;

•	announcements by competitors that impact our competitive outlook;

•	developments with respect to our product candidates, or similar products or product candidates against which we compete;

•	the results of our efforts to discover, develop, acquire or in-license additional current or future product candidates;

•	additions or departures of key personnel;

•	developments with respect to patents or other intellectual property rights;

•	announcements of technological innovations, new product candidates, new products or new contracts by us or our competitors;

•	announcements relating to strategic transactions, including acquisitions, dispositions, collaborations, licenses or similar arrangements;

•	actual or anticipated variations in our operating results due to the level of development expenses and other factors;

•	changes in financial estimates by equity research analysts and whether our earnings (or losses) meet or exceed such estimates;

•	announcement or expectation of additional financing efforts and receipt, or lack of receipt, of funding in support of conducting our business;

•	sales or the perception of potential sales of our common stock by us, our insiders, or other stockholders, or issuances by us of shares of our common stock in connection with strategic transactions;

•	expiration of market standoff or lock-up agreements described in the section of this prospectus titled “Underwriting”;

•	regulatory developments within, and outside of, the United States, including changes in the structure of healthcare payment systems;

•	litigation or arbitration;

•	pandemics, natural disasters or major catastrophic events; and

•	general economic, political and market conditions and other factors, including any such changes specific to the pharmaceutical and biotechnology sectors.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering.

We or our directors or officers may be subject to securities litigation, which is expensive and could divert management attention.

We may be the target of securities litigation in the future, including based on volatility in the market price of our stock. The stock market in general, and The Nasdaq Stock Market LLC and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. The market price of our common stock is likely to be volatile. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Our directors or officers may in the future also become involved in securities or other litigation in the context of any roles with other public companies. Securities litigation (including the cost to defend against, and any potential adverse outcome resulting from, any such proceeding) can be expensive and time-consuming, damage our reputation and divert our management’s and board of directors’ attention from other business concerns, which could seriously harm our business, financial condition, results of operations and prospects.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will suffer immediate and substantial dilution with respect to the common stock you purchase in this offering. Specifically, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their option to purchase additional shares of common stock in this offering, you will incur immediate dilution of $     per share. That number represents the difference between the assumed initial public offering price of $      per share and our pro forma net tangible book value per share as of September 30, 2024, after giving effect to (i) the issuance and sale of 1,459,598 shares of our Series C-1 convertible preferred stock at a price per share of $5.1384 pursuant to the Series C-1 Purchase Agreement for gross proceeds of approximately $7.5 million, (ii) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 98,730,835 shares of our common stock immediately prior to the closing of this offering, (iii) the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of 81,240 shares of our common stock upon the closing of this offering and (iv) the filing and effectiveness of our Certificate of Incorporation to be effective immediately prior to the closing of this offering.

Furthermore, pursuant to our 2024 Long-Term Incentive Plan, or the 2024 Plan, adopted in connection with the closing of this offering, our management is authorized to grant stock options to our employees, directors and consultants. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2024 Plan and pursuant to the ESPP is 16,901,300 shares and 1,626,351 shares, respectively. Additionally, the number of shares of our common stock reserved for issuance under the 2024 Plan will automatically increase on January 1 of each year, beginning on January 1, 2026 and continuing through January 1, 2035, in an amount equal to 5% of the total number of shares of our capital stock (including shares underlying pre-funded warrants with an exercise price per share of $0.01 or less) outstanding on December 31 of the immediately preceding calendar year, and the number of shares of our common stock reserved for issuance under the ESPP will automatically increase on January 1 of each year, beginning on January 1, 2026 and continuing through and including January 1, 2034, in an amount equal to the lesser of (i) 1% of the total number of shares of our capital stock outstanding on December 31 of the immediately preceding year and (ii) 3,252,702 shares of our common stock, in each case unless our board of directors provides for a less number. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

For a further description of the dilution you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

Our quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts or any guidance we may publicly provide, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly and annual fluctuations which may, in turn, cause the price of our common stock to fluctuate substantially. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expense related to the ongoing development of our product candidates or future development programs;

•	results and timing of preclinical studies and ongoing and future clinical trials, or the addition or termination of any such preclinical studies or clinical trials;

•	the timing of payments we may make or receive under existing license and collaboration arrangements or the termination or modification thereof;

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our execution of any strategic transactions, including acquisitions, dispositions, collaborations, licenses or similar arrangements, and the timing and amount of payments we may make or receive in connection with such transactions;

•	any intellectual property infringement lawsuit or opposition, IPR, PGR, derivation or cancellation proceeding in which we may become involved;

•	recruitment and departures of key personnel;

•	if any of our product candidates receives regulatory approval, the terms of such approval and market acceptance and demand for such products;

•	regulatory developments affecting our product candidates or those of our competitors;

•	fluctuations in stock-based compensation expense;

•	the impacts of inflation and rising interest rates on our business and operations; and

•	changes in general market and economic conditions.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts or any forecasts or guidance we may provide to the market, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide. We believe that quarterly or annual comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Because we do not anticipate paying any dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared nor paid dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development, operation and expansion of our business and we do not anticipate declaring or paying any dividends in the foreseeable future. As a result, capital appreciation of our common stock, which may never occur, will be your sole source of gain on your investment for the foreseeable future.

We have broad discretion in how we use the net proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section of this prospectus titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our board of directors will be authorized to issue and designate shares of our preferred stock without stockholder approval.

Our Certificate of Incorporation, which will be effective immediately prior to the closing of this offering, will authorize our board of directors, without the approval of our stockholders, to issue shares of preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our Certificate of Incorporation, and to establish from time to time the number of shares of preferred stock to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of convertible preferred stock may be senior to or on parity with our common stock, which may reduce our common stock’s value.

We may engage in a variety of strategic transactions, including acquisitions, dispositions, joint ventures or making investments in other companies or technologies, that could negatively affect our operating results, dilute our stockholders’ ownership, create or increase indebtedness or cause us to incur significant expense.

As part of our business strategy, we may pursue acquisitions of assets or licenses of assets, including preclinical, clinical or commercial stage products or product candidates, or businesses, dispose of certain of our product candidates or businesses and enter into strategic alliances, joint ventures and collaborations, all in order to expand our existing technologies and operations or otherwise generate capital to advance our product candidates. We are exploring opportunities to divest certain early-stage discovery oncology assets that we are no longer pursuing as part of our current strategy.

Any potential transaction may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of indebtedness, contractual obligations or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing a strategic transaction;

•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

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risks and uncertainties associated with the other party to such a transaction, including the prospects of that party, their regulatory compliance status, and their existing products or product candidates and marketing approvals; and

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our inability to generate revenue from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In the future, we may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. If we engage in a disposition we may have difficulty replacing the assets we sold or in separating our continuing operations from those of the business we sold. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could harm our financial condition and results of operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis or at all, and we may not realize the anticipated benefits of any acquisition, license, strategic alliance or joint venture.

To finance certain transactions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses or acquire intangible assets that could result in significant amortization expense. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our common stock as consideration. Alternatively, it may be necessary for us to raise additional funds for these activities through public or private financings or through the issuance of debt. Additional funds may not be available on terms that are favorable to us, or at all, and any debt financing may involve covenants limiting or restricting our ability to take certain actions.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Based on 107,513,274 shares of our common stock outstanding as of September 30, 2024, including 579,432 shares of unvested restricted common stock, after giving effect to the conversion of all outstanding shares of our convertible preferred stock (including shares of our Series C-1 convertible preferred stock issued after September 30, 2024) into an aggregate of 98,730,835 shares of our common stock immediately prior to the closing of this offering and the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of 81,240 shares of our common stock upon the closing of this offering, we will have outstanding a total of    shares of our common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or other securities subsequent to such date. The     shares of our common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will (unless they are purchased by one of our affiliates) be freely tradable, without restriction, in the public market immediately following this offering.

Our directors and executive officers and holders of substantially all of our outstanding securities have entered into lock-up agreements with the underwriters pursuant to which they may not, with certain exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of the representatives of the underwriters. However, the representatives may permit our officers, directors and other security holders who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements at any time in their sole discretion. See the section of this prospectus titled “Underwriting.”

Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline. After the lock-up agreements expire, an additional    shares of our common stock will be eligible for sale in the public market, of which    shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, the 17,432,533 shares of our common stock that are subject to outstanding options under the 2021 Plan as of September 30, 2024 will become eligible for sale in the public market after this offering, to the extent permitted by the provisions of various vesting schedules, the lock-up agreements (and the exceptions thereto) and Rule 144 and Rule 701 under the Securities Act. If these additional shares of our common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of 102,456,902 shares of our outstanding common stock, or approximately    % of our total outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock and no exercise of outstanding options or other securities) based on 107,513,274 shares outstanding as of September 30, 2024 (after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock (including shares of our Series C-1 convertible preferred stock issued after September 30, 2024) into an aggregate of 98,730,835 shares of our common stock immediately prior to the closing of this offering and the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of 81,240 shares of our common stock upon the closing of this offering), will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. See the section of this prospectus titled “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could adversely affect the trading price of our common stock.

Conflicts of interest may arise because some members of our board of directors are representatives of our principal stockholders.

Certain of our principal stockholders or their affiliates are venture capital funds or other investment vehicles that could invest in entities that directly or indirectly compete with us. As a result of these relationships, when conflicts arise between the interests of the principal stockholders or their affiliates and the interests of other stockholders, members of our board of directors that are representatives of the principal stockholders may not be disinterested.

Our principal stockholders and management own a significant percentage of our common stock and will be able to control matters subject to stockholder approval.

Based on 107,653,308 shares of our common stock outstanding as of December 31, 2024, including 310,506 shares of unvested restricted common stock, after giving effect to the conversion of all shares of our convertible preferred stock into an aggregate of 98,730,835 shares of our common stock immediately prior to the closing of this offering and the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of 81,240 shares of our common stock upon the closing of this offering, our executive officers, directors and holders of 5% or more of our capital stock beneficially owned approximately 59.1% of our voting stock and, upon the completion of this offering, that same group will beneficially own approximately      % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock and no exercise of outstanding options or other securities). The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent our change of control, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of us or of our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time and resources to new compliance initiatives.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to disclose changes made in our internal control over financial reporting on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could significantly harm our business, financial condition, results of operations and prospects. We plan to hire additional financial reporting, internal control and other finance personnel or consultants in order to develop and implement appropriate internal control and reporting procedures, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and prospects may be significantly harmed.

Our ability to use our net operating loss, or NOL, carryforwards and certain other tax attributes to offset taxable income or taxes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. As of December 31, 2023, we had U.S. federal NOL carryforwards of approximately $57.7 million and research and development credits of approximately $8.4 million, and state NOL carryforwards of approximately $44.5 million and research and development credits of approximately $3.2 million. Under the Internal Revenue Code of 1986, as amended, or the Code, our U.S. federal NOL carryforwards will not expire and may be carried forward indefinitely but the deductibility of such NOL carryforwards is limited to no more than 80% of current year taxable income (with certain adjustments). In addition, under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We have not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since our formation due to the complexity and cost associated with such a study; however, we have completed several fundraises in recent years, increasing the likelihood that there have been changes in our ownership that would limit our ability to utilize our tax attribute carryforwards. Furthermore, there may be additional ownership changes in the future, including in connection with this offering or as a result of subsequent changes in our stock ownership, some of which may be outside of our control. If we have undergone or undergo an ownership change, and our ability to use our pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset our post-change income or taxes is limited, it would harm our future results of operations by effectively increasing our future tax obligations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase our state taxes owed. As a result, even if we attain profitability, we may be unable to use all or a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

Recent and future changes to tax laws could materially adversely affect us.

The tax regimes we are subject to or operate under, including with respect to income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially adversely affect us. For example, the Tax Cuts and Jobs Act of 2017, the Coronavirus Aid, Relief, and Economic Security Act, and the IRA enacted many significant changes to U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect us, and certain aspects thereof could be repealed or modified in future legislation. For example, the IRA includes provisions that will impact the U.S. federal income taxation of certain corporations, including imposing a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. In addition, many countries in Europe, as well as a number of other countries and organizations (including the Organization for Economic Cooperation and Development and the European Commission) have proposed, recommended or (in the case of countries) enacted or otherwise become subject to changes to existing tax laws or new tax laws that could significantly increase our tax obligations in the countries where we do business or require us to change the manner in which we operate our business.

We are an “emerging growth company” and a “smaller reporting company” and our election of reduced reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements. We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates exceeds $700.0 million, measured on the last business day of our second fiscal quarter, or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the end of the following fiscal year, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. Even after we no longer qualify as an emerging growth company, we could still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our common stock.

If we are approved for listing, and after listing we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay an acquisition of us that may be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Each of our Certificate of Incorporation and our Bylaws that will be effective immediately prior to the closing of this offering contain provisions that could delay or prevent a change in control of Odyssey. These provisions could also make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions:

•	establish a staggered board of directors divided into three classes serving staggered three-year terms, such that not all members of our board of directors will be elected at one time;

•	authorize our board of directors to issue one or more new series of preferred stock without stockholder approval and create, subject to applicable law, one or more series of preferred stock with preferential rights to dividends or our assets upon liquidation, or with superior voting rights to our existing common stock;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	eliminate the ability of our stockholders to fill vacancies on our board of directors;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at our annual stockholder meetings;

•	permit our board of directors to establish the number of directors;

•	provide that our board of directors is expressly authorized to make, alter or repeal our Bylaws;

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provide that stockholders can remove directors only for cause and only upon the approval of not less than 66-2/3% of all outstanding shares of our capital stock entitled to vote generally in the election of directors, voting as a single class;

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require the approval of not less than 66-2/3% of all outstanding shares of our capital stock entitled to vote generally in the election of directors, voting as a single class, for a stockholder amendment to our Bylaws (absent approval of our board of directors) and to amend specific provisions of our Certificate of Incorporation; and

•	specify the jurisdictions in which certain stockholder litigation may be brought.

In addition, Section 203 of General Corporation Law of the State of Delaware, or the DGCL, may discourage, delay or prevent a change in control of us. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

Our Certificate of Incorporation designates certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Certificate of Incorporation, to be effective immediately prior to the closing of this offering, will provide that, to the fullest extent permitted by law, derivative actions brought in our name or actions against directors, officers and employees for breach of fiduciary duty, arising pursuant to any provision of the DGCL, our Certificate of Incorporation or Bylaws, or governed by the internal affairs doctrine, may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (i) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), (ii) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (iii) for which the Court of Chancery does not have subject matter jurisdiction. In addition, our Certificate of Incorporation designates the federal district courts of the United States as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act; however, such exclusive forum provision does not apply to claims brought to enforce a duty or liability created by the Exchange Act. The validity and enforceability of such provision is uncertain in a number of courts other than the Delaware Supreme Court and certain other state courts.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may result in increased costs to stockholders to bring a claim for any such dispute and may have the effect of discouraging lawsuits against us or our directors and officers. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations promulgated thereunder.

If securities or industry analysts do not publish research or reports about our business, or if they publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced in part by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over the industry or securities analysts, or the content and opinions included in their reports and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, or if analysts cease coverage of us, we could lose visibility in the financial markets, and the trading price for our common stock could be impacted negatively. If any of the analysts who cover us publish inaccurate or unfavorable research or opinions regarding us, our business model, our intellectual property or our stock performance, or if our preclinical studies and clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, plans for and results of preclinical studies and clinical trials, research and development costs, manufacturing plans, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negatives of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and research programs for our product candidates, including OD-07656, our IRAK4 program candidate and OD-00910;

•	the beneficial characteristics, safety and efficacy of our product candidates and the potential advantages of our product candidates compared to alternative therapies;

•	the prevalence of certain diseases and conditions we intend to treat and the size of the market opportunity for our product candidates;

•	estimates of the number of patients with certain diseases and conditions we intend to treat and the number of patients that we will enroll in our clinical trials;

•	the timing or likelihood of regulatory filings and approval for our product candidates;

•	our ability to meet future regulatory standards with respect to our product candidates, if approved;

•	our plans relating to the further development and manufacturing of our product candidates, including for additional indications that we may pursue;

•	the rate and degree of market acceptance and therapeutic benefits of our product candidates, if approved;

•	our ability to develop or partner and progress our current and future product candidates;

•	the implementation of our strategic plans for our business, product candidates, research programs and technologies;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	anticipated developments related to our competitors and our industry;

•	our competitive position and the success of competing therapies that are or may become available;

•	our ability to maintain our current license agreements and collaborations and identify and enter into future license agreements and collaborations;

•	the expected potential benefits of strategic collaborations with third parties and our ability to attract collaborators with development, regulatory, manufacturing or commercialization expertise;

•	our reliance on third parties to conduct clinical trials of our product candidates;

•	our reliance on third parties for the manufacture of our product candidates;

•	our plans relating to sales strategy, manufacturing and commercializing our product candidates, if approved;

•	anticipated regulatory developments in the United States and foreign countries in which we may seek regulatory approval for our product candidates in the future;

•	our ability to attract and retain key scientific and management personnel;

•	our financial performance;

•	the costs of operating as a public company;

•	the sufficiency of our existing capital resources to fund our future operating expenses and capital expenditure requirements;

•	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act or a smaller reporting company; and

•	our anticipated use of our existing resources and the proceeds from this offering, estimates of our expenses, capital requirements and needs for additional financing.

We caution you that the forward-looking statements highlighted above do not encompass all of the forward-looking statements made in this prospectus.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and challenging environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, other strategic transactions or investments we may make or enter into.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations about our product candidates, market position, market opportunity, market size, competitive position and the incidence of certain medical conditions, is based on or derived from publicly available information released by industry analysts and third-party sources, independent market research, industry and general publications and surveys, governmental agencies, our internal research and our industry experience. Our estimates of the potential market opportunities for our product candidates include a number of key assumptions based on our industry knowledge and industry publications, the latter of which may be based on small sample sizes and fail to accurately reflect such information, and you are cautioned not to give undue weight to such estimates. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. Industry publications and third-party research often indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information and such information is inherently imprecise. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $  million (or approximately $  million if the underwriters’ option to purchase additional shares is exercised in full), based upon the assumed initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share would increase (decrease) the net proceeds that we receive from this offering by approximately $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $  million, using the assumed initial public offering price, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds to us from this offering, together with our existing cash and cash equivalents and short-term marketable securities, as follows:

•

approximately $  to advance the clinical development of OD-07656, our most advanced product candidate, through completion of the Phase 2a monotherapy trial for ulcerative colitis and through readout of the induction phase, measured at 12 weeks, of the separate Phase 2a combination trial (additional proceeds may be needed to fund the completion of the combination trial through the maintenance phase of the combination trial);

•	approximately $ to advance our IRAK4 and TNFR2 programs through preclinical development and IND-enabling activities and into clinical development; and

•

to fund additional discovery, preclinical and clinical activities for disclosed or future programs, enabling capabilities, and for general corporate purposes, working capital and other capital expenditures.

We may also use a portion of the net proceeds to in-license, acquire or invest in new businesses, technology or assets. Although we have no current agreements, commitments or understandings with respect to any such in-license or acquisition, we evaluate such opportunities and engage in related discussions with third parties from time to time. We believe, based on our current operating plan, that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term marketable securities, will be sufficient to fund our operations into     . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not have any committed external source of funds.

This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgement of our management regarding the application of the net proceeds from this offering.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our research and development activities, the timing of patient enrollment and evolving regulatory requirements, the time and cost necessary to conduct our ongoing and planned preclinical studies and clinical trials, the results of our preclinical studies and clinical trials and other factors described in the section of this prospectus titled “Risk Factors,” as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may also find it necessary or advisable to use the net proceeds for other purposes.

Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds from the offering that are not used as described above in available-for-sale, investment-grade, interest-bearing marketable securities. We cannot predict whether the proceeds invested will yield a favorable return. Our management will retain broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors or any authorized committee thereof, subject to applicable laws, after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors or such committee may deem relevant.

In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we may issue or any credit facilities we may enter into.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term marketable securities and capitalization as of September 30, 2024 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the issuance and sale of 1,459,598 shares of our Series C-1 convertible preferred stock at a price per share of $5.1384 pursuant to the Series C-1 Purchase Agreement for gross proceeds of approximately $7.5 million, (ii) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 98,730,835 shares of our common stock immediately prior to the closing of this offering, (iii) the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of 81,240 shares of our common stock upon the closing of this offering and (iv) the filing and effectiveness of our Certificate of Incorporation, which will be effective immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the pro forma items described immediately above, and (ii) our issuance and sale of     shares of our common stock in this offering at an assumed initial public offering price of $   per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2024 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term marketable securities	$154,904	162,404

Convertible preferred stock; $0.0001 par value:		—	—
97,236,378 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	508,212	—	—
Stockholders’ deficit:

Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized, 50,000,000 shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, pro forma and pro forma as adjusted

Common stock, $0.0001 par value per share; 128,667,240 shares authorized, 7,124,496 shares issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	1	11	—
Additional paid-in capital	33,591	549,293	—
Accumulated other comprehensive loss	(202)	(202)	—
Accumulated deficit	(382,656)	(382,656)	—

Total stockholders’ deficit	(349,266)	166,446	—

Total capitalization	$158,946	166,446	—

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ , the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of the pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) each of the pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming an initial public offering price of $ , the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes included elsewhere in this prospectus, the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

The table set forth above is based on 107,513,274 shares of our common stock outstanding as of September 30, 2024, including 579,432 shares of our unvested restricted common stock, after giving effect to the conversion of all outstanding shares of our convertible preferred stock (including shares of our Series C-1 convertible preferred stock issued after September 30, 2024) into an aggregate of 98,730,835 shares of our common stock immediately prior to the closing of this offering and the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of 81,240 shares of our common stock upon the closing of this offering, and excludes:

•	17,432,533 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2024 under the 2021 Plan at a weighted average exercise price of $2.53 per share;

•

4,429,876 shares of our common stock reserved for future issuance under the 2021 Plan as of September 30, 2024, which shares will cease to be available for issuance at the time the 2024 Plan becomes effective;

•

16,901,300 shares of our common stock reserved for future issuance under our 2024 Plan, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2024 Plan and any shares underlying outstanding stock awards granted under the 2021 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section of this prospectus titled “Executive Compensation—Equity Benefit Plans”;

•

1,626,351 shares of common stock reserved for future issuance under the ESPP, which will become effective on the date immediately following the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP; and

•

16,928 shares of our common stock issuable upon the exercise of an outstanding warrant to purchase Series A-2 convertible preferred stock held by Pacific Western Bank, or the PWB Warrant, at an exercise price of $6.15459 per share (after giving effect to the conversion of our convertible preferred stock into common stock).

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of September 30, 2024, we had a historical net tangible book value of $(366.2) million, or $(41.70) per share of our common stock. Our net tangible book value per share represents our total tangible assets less our total liabilities, deferred offering costs and the carrying value of our convertible preferred stock, all divided by the number of shares of our common stock outstanding on such date. Our pro forma net tangible book value as of September 30, 2024 was $149.5 million, or $1.39 per share. Pro forma net tangible book value per share represents the amount of our net tangible book value divided by the number of shares of our common stock outstanding as of September 30, 2024, after giving effect to (i) the issuance and sale of 1,459,598 shares of our Series C-1 convertible preferred stock at a price per share of $5.1384 pursuant to the Series C-1 Purchase Agreement for gross proceeds of approximately $7.5 million, (ii) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 98,730,835 shares of our common stock immediately prior to the closing of this offering, (iii) the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of 81,240 shares of our common stock upon the closing of this offering, and (iv) the filing and effectiveness of our Certificate of Incorporation, which will be effective immediately prior to the closing of this offering.

After giving further effect to the sale of    shares of our common stock in this offering at an assumed initial public offering price of $   per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2024 would have been approximately $   million, or approximately $   per share. This represents an immediate increase in pro forma net tangible book value of $   per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $  per share to new investors purchasing shares of our common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Historical net tangible book value per share as of September 30, 2024	$(41.70)

Increase per share attributable to the pro forma adjustments described above	43.09

Pro forma net tangible book value per share as of September 30, 2024	1.39

Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to investors purchasing common stock in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $    , and would increase dilution per share to new investors in this offering by $    , in each

case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1.0 million in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $      per share and decrease the dilution to new investors by approximately $     per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase     additional shares is exercised in full, pro forma as adjusted net tangible book value after this offering would be approximately $      per share, the increase in pro forma net tangible book value per share to existing stockholders would be $      per share and the dilution per share to new investors would be $      per share, in each case assuming an initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2024, the differences between the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and to be paid by the new investors purchasing shares of our common stock in this offering, at the assumed initial public offering price of common stock of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Total Shares			Total Consideration			Weighted- Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders before this offering			%	$		%	$
New investors purchasing shares in this offering			%	$		%	$

Total		100.0%		$	100.0%		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $      million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by     % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by    %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $      million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by     % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by    %, in each case assuming that the assumed initial public offering price remains the same.

The foregoing tables and calculations (other than historical net tangible book value calculations) are based on 107,513,274 shares of our common stock outstanding as of September 30, 2024, including 579,432 shares of unvested restricted common stock, after giving effect to the conversion of all outstanding shares of our convertible preferred stock (including shares of our Series C-1 convertible preferred stock issued after September 30, 2024) into an aggregate of 98,730,835 shares of our common stock immediately prior to the closing of this offering and the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of 81,240 shares of our common stock upon the closing of this offering, and exclude:

•	17,432,533 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2024 under the 2021 Plan at a weighted average exercise price of $2.53 per share;

•

4,429,876 shares of our common stock reserved for future issuance under the 2021 Plan as of September 30, 2024, which shares will cease to be available for issuance at the time the 2024 Plan becomes effective;

•

16,901,300 shares of our common stock reserved for future issuance under our 2024 Plan, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2024 Plan and any shares underlying outstanding stock awards granted under the 2021 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section of this prospectus titled “Executive Compensation—Equity Benefit Plans”;

•

1,626,351 shares of common stock reserved for future issuance under our 2024 Employee Stock Purchase Plan, or the ESPP, which will become effective on the date immediately following the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP; and

•

16,298 shares of our common stock issuable upon the exercise of the PWB Warrant at an exercise price of $6.15459 per share (after giving effect to the conversion of our convertible preferred stock into common stock).

To the extent any of the outstanding options or other securities are exercised or new options or other securities are issued under our equity incentive plans, you will experience further dilution as a new investor in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Furthermore, we may choose to issue common stock as part or all of the consideration in acquisitions as part of our planned growth strategy. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that are based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions, forecasts and projections. Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including, but not limited to those set forth under the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the section of this prospectus titled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section of this prospectus titled “Special Note Regarding Forward-Looking Statements.”

Overview

Odyssey is a clinical-stage biopharmaceutical company led by a team and board of drug hunters seeking to transform the standard of care for patients suffering from autoimmune and inflammatory diseases. To accomplish this, we are developing medicines that are designed to precisely target disease pathology with an initial emphasis on the innate immune system. We believe our deep understanding of immunobiology, coupled with leading expertise in medicinal, computational and protein chemistry, structural biology, genetics and pharmacology allows us to identify and drug key signaling nodes that drive disease. We have prioritized targets where we believe the underlying disease biology is understood through genetic, clinical or translational evidence.

Our most advanced programs include OD-07656, a small molecule scaffolding inhibitor of receptor-interacting protein kinase 2, or RIPK2, for which we intend to commence a Phase 2a monotherapy trial for ulcerative colitis, or UC, in the first quarter of 2025 and a Phase 2a combination trial with vedolizumab in the first half of 2026, and two preclinical programs: a small molecule scaffolding inhibitor of interleukin-1 receptor-associated kinase 4, or IRAK4, and OD-00910, an agonistic protein therapeutic targeting tumor necrosis factor receptor 2, or TNFR2, built from camelid heavy chain variable regions, or VHH, domains (which we term a V-body). Our Phase 1 RIPK2 clinical trial was conducted in Australia and we have not yet filed an investigational new drug application, or IND, for our RIPK2 program. We anticipate conducting our RIPK2 Phase 2a trials pursuant to clinical trial applications, or CTAs, at approximately 60 sites globally, including at sites we have identified in Australia, Austria, Canada, Czech Republic, Hungary, Jordan, Lithuania, Moldova, New Zealand, Poland, Romania, Turkey and Ukraine, pending submission of such CTAs and approval and clearance to proceed under them by the applicable regulatory authority. In the future, we intend to file an IND in the United States, and, if approved, open sites in the United States. We currently expect to file a CTA in Australia for OD-00910 by the end of 2025 and for our IRAK4 program during the first half of 2026, and, pending approval to proceed from the Australian Therapeutic Goods Association, to commence Phase 1 trials for these programs during the first half of 2026. These programs have the potential to yield treatments for inflammatory diseases that have large addressable patient populations and lack effective treatments, including inflammatory bowel disease, atopic dermatitis and systemic lupus erythematosus, and, where appropriate, we intend to pursue global marketing approval for our programs if we successfully complete the necessary clinical trials.

Since our inception in 2021, we have devoted substantially all of our resources to business planning, research and development activities, recruiting management and technical staff, raising capital, producing materials for preclinical studies and clinical trials, developing and establishing our intellectual property portfolio, entering into collaboration agreements, acquiring companies or assets to further our development programs and building infrastructure to support such activities. We do not have any products approved for sale and have not generated any revenue from product sales.

We have incurred significant operating losses and negative cash flows since our inception. Our net losses were $125.9 million and $124.7 million for the years ended December 31, 2023 and 2022, respectively, and $93.4 million and $97.1 million for the nine months ended September 30, 2024 and 2023, respectively. As of September 30, 2024, we had an accumulated deficit of $382.7 million and cash, cash equivalents, and marketable securities of $154.9 million. Since our inception, we have financed our operations primarily through the sale of shares of our convertible preferred stock and the proceeds from research collaborations and license agreements. Since September 30, 2024, we have received gross proceeds of approximately $7.5 million from the issuance and sale of 1,459,598 shares of our Series C-1 convertible preferred stock to one accredited investor.

Based on our current operating plan, we estimate that our existing cash, cash equivalents and marketable securities as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditures through    . We have based this estimate and our forecast of cash resources and planned operations on our current assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect. Additional funds will be necessary to maintain current operations and to continue our research and development activities. We plan to monitor expenses and raise additional capital through a combination of public and private equity and debt financings, strategic alliances and licensing or collaboration arrangements. Our ability to access capital when needed is not assured and if capital is not available to us when, and in the amounts, needed, we may need to delay, scale back or abandon some or all of our development programs and other operations, which could materially affect our business, financial condition and results of operations.

We expect to continue to incur substantial losses for the foreseeable future, and our transition to profitability will depend upon the successful development, approval and commercialization of our product candidates and upon the receipt of sufficient revenues to support our cost structure. We do not expect to generate any revenue from commercial product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates and commercialize any such products or enter into additional collaboration agreements with third parties. Because of the numerous risks and uncertainties associated with product development, we may never achieve profitability, and unless we do and until then, we will need to continue to raise additional capital.

We expect our expenses will increase substantially in connection with our ongoing and planned activities, as we:

•	continue to progress the development of our product candidates, including our three most advanced programs: OD-07656, our IRAK4 program and OD-00910;

•

invest in our target selection programs and develop any additional product candidates, including the cost of acquiring any necessary rights from third parties to develop those product candidates or entering into partnering relationships to further the development of any such product candidates;

•	establish and expand the manufacturing of preclinical and clinical supply of our current and future product candidates;

•	seek regulatory approvals for any of our current product candidates or any future product candidates;

•	establish a sales, marketing, manufacturing and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval, if any;

•	attract, hire and retain qualified clinical, scientific, operations and management personnel;

•	add and maintain operational, financial and information management systems;

•	protect, maintain, enforce and expand our rights in our intellectual property portfolio or acquire or in-license intellectual property and technologies from third parties;

•

experience any delays in our preclinical studies or clinical trials and regulatory approval for our product candidates, including as a result of macroeconomic conditions, geopolitical conflicts or other factors; and

•	incur additional legal, accounting or other expenses in operating our business, including the costs associated with operating as a public company following the completion of this offering.

We do not currently own or operate any manufacturing facilities. We rely on third-party contract manufacturing organizations, or CMOs, to produce our drug candidates in accordance with the U.S. Food and Drug Administration’s, or the FDA, current good manufacturing practices, or cGMPs, for use in our clinical trials.

Given our stage of development, we do not yet have a marketing or sales organization or commercial infrastructure. Accordingly, if we obtain regulatory approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenue from the sale of our product candidates, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, we may be unable to continue our operations at planned levels and may be forced to reduce our operations.

If we are unable to raise capital as and when needed or on attractive terms, we may have to significantly delay, reduce or discontinue the development and commercialization of our product candidates, scale back or terminate our pursuit of new in-licenses and acquisitions or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects. See the subsection titled “—Liquidity and Capital Resources” below for additional discussion of our liquidity.

Components of Operating Results

Collaboration Revenue

We have not generated any revenue from product sales, and we do not expect to generate any revenue from the sale of products for the foreseeable future, if ever. Our ability to generate product revenues will depend on the successful development and eventual commercialization of any product candidates that we identify. If we fail to complete the development of any of our current or future product candidates in a timely manner or fail to obtain regulatory approval for such product candidates, our ability to generate future revenue and our business, results of operations, financial condition and prospects would be materially adversely affected.

As of September 30, 2024, our revenue consisted of collaboration revenue earned under the Material Transfer and Evaluation Agreement, dated December 20, 2022, or the Pfizer MTA, with Pfizer Inc., or

Pfizer, and revenue earned under the strategic collaboration, option and license agreement, dated March 29, 2024, or the J&J Agreement, with Janssen Pharmaceutica NV, a Johnson & Johnson company, or J&J. For additional information about our revenue recognition policy related to our collaboration agreements, refer to Notes 2 and 4 to our audited consolidated financial statements and Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, (ii) general and administrative expenses and (iii) changes in fair value of contingent consideration.

Research and Development Expenses

The largest component of our total operating expenses since our inception has been research and development activities, including costs incurred relating to discovery efforts and the preclinical and clinical development of our product candidates. Research and development expenses consist primarily of internal personnel-related expenses, such as compensation and benefits for research and development employees, including stock-based compensation; external expenses associated with preclinical studies and clinical trials, including costs incurred under agreements with contract research organizations, or CROs, investigative sites that conduct preclinical studies and clinical trials, payments under licensing and research and development agreements and other outside services and consulting costs; costs of acquiring and manufacturing clinical trial materials and other supplies; software and information technology, or IT, costs; and allocated facility-related costs, such as rent, utilities and depreciation. Research and development costs are expensed as incurred.

We do not disaggregate external expenses associated with our preclinical studies from those associated with our clinical trials, because many of these external expenses relate to both preclinical studies and clinical trials across our development programs. We also do not allocate employee-related costs, laboratory supplies, and facilities, including other internal costs, to specific product candidates, because these costs are associated with multiple programs and, as such, are not separately classified. We use internal resources primarily for managing our product development, manufacturing and clinical development activities. We deploy our personnel across all of our research and development activities as our employees work across multiple programs.

We expect our research and development expenses to increase substantially for the foreseeable future as we advance our product candidates into and through preclinical studies and clinical trials, pursue regulatory approval of our product candidates and expand our pipeline of product candidates. The process of conducting the necessary preclinical and clinical research to obtain regulatory approval is costly and time-consuming. The actual probability of success for our product candidates may be affected by a variety of factors, including the safety and efficacy of our product candidates, early clinical data, investment in our clinical programs, competition, manufacturing capability and commercial viability. We may never receive regulatory approval for any of our product candidates. As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or if, when and to what extent we will generate revenue from the commercialization and sale of our product candidates, if approved.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and personnel-related expenses, including salaries, employee benefit costs, travel and meal expenses and stock-based compensation expense for our general and administrative personnel; professional fees for legal, consulting, accounting and tax services; software and IT costs; allocated overhead, including allocated facility-

related costs, including rent, utilities and depreciation; and other general operating expenses not otherwise classified as research and development expenses.

We anticipate that our general and administrative expenses will increase following this offering, as a result of increased personnel costs, including salaries, benefits and stock-based compensation expense, patent costs for our product candidates, expanded infrastructure and higher legal, consulting and accounting services associated with maintaining compliance with the listing requirements of the Nasdaq Stock Market LLC and rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, investor relations costs and director and officer insurance premiums associated with being a public company.

Changes in fair value of contingent consideration

Expenses associated with changes in fair value of contingent consideration are driven by changes in the assumptions used by management in estimating the fair value of future payments that may be made by us to the previous shareholders of IFM Discovery, LLC, or IFM, as a result of our acquisition of IFM in 2022, and Rahko Limited, or Rahko, as a result of our acquisition of Rahko in 2021. In October 2021, pursuant to share purchase agreements with Rahko, its shareholders and the representatives of the shareholders, or the Rahko Purchase Agreements, we acquired all of the capital stock of Rahko, a machine-learning chemical simulation platform company. We acquired Rahko in order to access its technology and to integrate its chemical simulation abilities into our drug discovery efforts. We determined that the acquisition of Rahko met the definition of a business in accordance with GAAP, as it was determined to have inputs and processes, which consisted of the intellectual property and acquired workforce with the necessary skills and knowledge to develop outputs. We accounted for the acquisition using the acquisition method, which requires us to recognize the fair value of all assets acquired and liabilities assumed at the acquisition date. In connection with the acquisition, the total fair value of the consideration paid was $20.2 million, which consisted of $6.0 million paid in cash, $1.3 million of contingent consideration, and $12.9 million in fair value of equity issued. Goodwill, in the amount of $14.4 million, was recorded as of the acquisition representing the excess of the fair value of the consideration paid over the fair value of the identified net assets acquired.

For additional information about the changes in fair value of contingent consideration, refer to Note 5 to our audited consolidated financial statements and Note 5 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Interest income

Interest income consists primarily of interest generated on our interest-bearing cash and cash equivalent accounts and accretion of discounts and amortization of premiums related to our marketable securities.

Interest expense

Interest expense consists primarily of interest on our finance lease, our Loan and Security Agreement, dated May 17, 2022, or the LSA, with Pacific Western Bank, and loss on the extinguishment of the LSA as a result of our early repayment in 2023.

Other expense, net

Other expense, net consists primarily of realized and unrealized foreign currency transaction losses and loss on the sale of our property and equipment.

Income tax provision

Income tax provision consists of U.S. state and foreign taxes in jurisdictions in which we conduct business. Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for our earned research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that not all of our net operating loss carryforwards and tax credits will be realized. As of September 30, 2024 and December 31, 2023, we have recorded a full valuation allowance against our net deferred tax assets.

Results of Operations

Comparison of the Nine Months Ended September 30, 2024 and 2023

The following table summarizes our results of operations for the periods presented:

	Nine Months Ended September 30,
	2024	2023	Change
	(in thousands)
Collaboration revenue	$2,717	$750	$1,967
Operating expenses:
Research and development	81,100	86,480	(5,380)
General and administrative	19,719	16,886	2,833
Change in fair value of contingent consideration	1,415	(70)	1,485

Total operating expenses	102,234	103,296	(1,062)

Operating loss	(99,517)	(102,546)	3,029

Other income (expense), net:
Interest income	6,716	6,269	447
Interest expense	(14)	(328)	314
Other expense, net	(152)	(124)	(28)

Total other income, net	6,550	5,817	733

Loss before income taxes	(92,967)	(96,729)	3,762

Income tax provision	422	351	71

Net loss	$(93,389)	$(97,080)	$3,691

Collaboration Revenue

Collaboration revenue increased by $2.0 million, or 262%, to $2.7 million for the nine months ended September 30, 2024 compared to $0.8 for the nine months ended September 30, 2023. The increase is related to the Company entering into the J&J Agreement in March 2024. The Company recognized $2.4 million and $0.3 million of revenue during the nine months ended September 30, 2024 under the J&J Agreement and Pfizer MTA, respectively, as compared to $0.8 million of revenue recognized under the Pfizer MTA during the nine months ended September 30, 2023.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods presented:

	Nine Months Ended September 30,
	2024	2023	Change
	(in thousands)
Internal personnel-related expenses (including stock-based compensation)	$30,363	$32,893	$(2,530)
External expenses associated with preclinical and clinical studies	25,653	27,388	(1,735)
Lab supplies and services used in research and development activities	9,293	10,476	(1,183)
Software and IT costs and allocated facility-related costs (including depreciation)	15,295	14,819	476
Other research and development expenses	496	904	(408)

Total research and development expenses	$81,100	$86,480	$(5,380)

Research and development expenses decreased by $5.4 million, or 6.2%, to $81.1 million for the nine months ended September 30, 2024 compared to $86.5 million for the nine months ended September 30, 2023. This decrease was primarily attributable to:

•	a $2.5 million decrease in internal personnel-related expenses, primarily attributable to a decrease in sign-on bonus expense and annual bonus expense in 2024;

•

a $1.7 million decrease in external expenses associated with certain discovery and other early-stage programs and preclinical studies, primarily due to a strategic decision to reduce spending on these early-stage assets and instead focus on our most promising assets, which we describe in the section of this prospectus titled “Business”;

•	a $1.2 million decrease in lab supplies and services used in research and development activities due to the transition between preclinical studies and clinical trial programs in 2024; and

•	a $0.4 million decrease in other research and development expenses, primarily attributable to higher costs for data licensing expenses incurred in 2023.

These decreases were partially offset by a $0.5 million increase in software licenses and web services to support our expanding business in 2024.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods presented:

	Nine Months Ended September 30,
	2024	2023	Change
	(in thousands)
Payroll and personnel-related expenses (including stock-based compensation)	$10,619	$10,124	$495
Professional and consulting fees	6,121	4,252	1,869
Software and IT costs	1,626	1,381	245
Facility-related costs (including depreciation)	865	557	308
Other general and administrative expenses	488	572	(84)

Total general and administrative expenses	$19,719	$16,886	$2,833

General and administrative expenses increased by $2.8 million, or 16.6%, to $19.7 million for the nine months ended September 30, 2024 compared to $16.9 million for the nine months ended September 30, 2023. This increase was primarily related to:

•	a $0.5 million increase in payroll and personnel-related expenses, primarily driven by an increase in stock-based compensation for additional options granted in 2024;

•	a $1.9 million increase in professional and consulting fees, primarily driven by an increase in legal fees for patent research and analysis in 2024;

•	a $0.2 million increase in software and IT costs driven by increased costs for software licenses and web services to support expanding operations in 2024; and

•	a $0.3 million increase in facility-related costs related to increased rental and facility costs in 2024.

These increases were partially offset by:

•	a $0.1 million decrease in other general and administrative expenses as a result of costs for training work completed in 2023 that was not incurred in 2024.

Changes in fair value of contingent consideration

Expense due to changes in fair value of contingent consideration increased by $1.5 million to income of $1.4 million for the nine months ended September 30, 2024 compared to expense of $70,000 for the nine months ended September 30, 2023. The $1.5 million increase was driven by changes in assumptions used by us in estimating the fair value of the contingent consideration period over period, including the discount rate, timing of milestone events and probability of achieving the milestones.

Interest income

Interest income increased by $0.4 million to $6.7 million for the nine months ended September 30, 2024 compared to $6.3 million for the nine months ended September 30, 2023. The increase primarily relates to additional interest earned on interest bearing cash and cash equivalent accounts as a result of the higher interest rate environment and accretion of discounts and amortization of premiums on our marketable securities.

Interest expense

Interest expense decreased by $0.3 million to $14,000 for the nine months ended September 30, 2024 compared to $0.3 million for the nine months ended September 30, 2023 as we repaid the principal amount and accrued interest in full and terminated the LSA in April 2023.

Other expense, net

Other expense, net increased by less than $0.1 million to expense of $0.2 million for the nine months ended September 30, 2024 compared to expense of $0.1 million for the nine months ended September 30, 2023. The increase primarily relates to foreign currency transaction losses.

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the periods presented:

	Year Ended December 31,
	2023	2022	Change
	(in thousands)
Collaboration revenue	$1,037	$—	$1,037
Operating expenses:
Research and development	112,279	101,755	10,524
General and administrative	22,197	21,021	1,176
Change in fair value of contingent consideration	297	5,128	(4,831)

Total operating expenses	134,773	127,904	6,869

Operating loss	(133,736)	(127,904)	(5,832)

Other income (expense), net:
Interest income	8,792	3,924	4,868
Interest expense	(335)	(291)	(44)
Other expense, net	(212)	(47)	(165)

Total other income, net	8,245	3,586	4,659

Loss before income taxes	(125,491)	(124,318)	(1,173)

Income tax provision	447	347	100

Net loss	$(125,938)	$(124,665)	$(1,273)

Collaboration Revenue

Collaboration revenue increased by $1.0 million to $1.0 million for the year ended December 31, 2023 compared to $0 for the year ended December 31, 2022. The increase is solely attributable to amounts recognized under the Pfizer MTA.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods presented:

	Year Ended December 31,
	2023	2022	Change
	(in thousands)
Internal personnel-related expenses (including stock-based compensation)	$43,621	$36,605	$7,016
External expenses associated with preclinical and clinical studies	34,771	25,729	9,042
Lab supplies and services used in research and development activities	13,119	16,025	(2,906)
Software and IT costs and facility-related costs (including depreciation)	19,688	19,130	558
Other research and development expenses	1,080	4,266	(3,186)

Total research and development expenses	$112,279	$101,755	$10,524

Research and development expenses increased by $10.5 million, or 10.3%, to $112.3 million for the year ended December 31, 2023 compared to $101.8 million for the year ended December 31, 2022. This increase was primarily related to:

•	a $7.0 million increase in personnel expenses, including stock-based compensation, as a result of increased headcount to support our research and development operations;

•	a $9.0 million increase in external expenses associated with preclinical and clinical costs as we further advance our lead program and other early stage programs; and

•	a $0.6 million increase in software and IT costs and allocated facility-related costs.

These increases were partially offset by:

•	a $2.9 million decrease in lab supplies, primarily related to lab consumables, and lab services; and

•

a $3.2 million decrease in other research and development expenses primarily due to amounts expensed upon the acquisition of IFM in 2022, associated with in-process research and development that was determined to have no alternative future use and the initial measurement of the contingent consideration described below.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods presented:

	Year Ended December 31,
	2023	2022	Change
	(in thousands)
Payroll and personnel-related expenses (including stock-based compensation)	$13,314	$10,567	$2,747
Professional and consulting fees	5,549	7,494	(1,945)
Software and IT costs	1,864	1,458	406
Facility-related costs (including depreciation)	728	120	608
Other general and administrative expenses	742	1,382	(640)

Total general and administrative expenses	$22,197	$21,021	$1,176

General and administrative expenses increased by $1.2 million, or 5.7%, to $22.2 million for the year ended December 31, 2023 compared to $21.0 million for the year ended December 31, 2022. This increase was primarily related to:

•	a $2.7 million increase in personnel-related expenses, primarily driven by an increase in headcount related to new hires to support our business;

•	a $0.6 million increase in facility-related costs, primarily related to more allocated lease and facility costs as a result of our growing general and administrative function; and

•	a $0.4 million increase in software license and computer expenses due to our expanding operations.

These increases were partially offset by:

•	a $1.9 million decrease in professional and consulting fees, primarily related to legal costs; and

•	a $0.6 million decrease in other general and administrative expenses.

Changes in fair value of contingent consideration

Expense due to changes in fair value of contingent consideration decreased by $4.8 million to $0.3 million for the year ended December 31, 2023 compared to $5.1 million for the year ended December 31, 2022. The $4.8 million decrease was driven by changes in assumptions used by us in estimating the fair value of the contingent consideration period over period, including the discount rate, timing of milestone events and probability of achieving the milestones.

Interest income

Interest income increased by $4.9 million to $8.8 million for the year ended December 31, 2023 compared to $3.9 million for the year ended December 31, 2022. The increase primarily relates to additional interest earned on interest bearing cash and cash equivalent accounts as a result of the higher interest rate environment and accretion of discounts and amortization of premiums on our marketable securities.

Interest expense

Interest expense was $0.3 million for the year ended December 31, 2023 and 2022. Interest expense is primarily comprised of amounts associated with the LSA.

Other expense, net

Other expense, net increased by $0.2 million to expense of $0.2 million for the year ended December 31, 2023 compared to expense of $47,000 for the year ended December 31, 2022. The increase primarily relates to foreign currency transaction losses.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have primarily funded our operations through the sale of shares of our convertible preferred stock and the proceeds from research collaborations and license agreements. We have not generated any revenue from product sales and have incurred significant annual operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses in the foreseeable future as we advance the development of our product candidates. As of September 30, 2024, we had $154.9 million in cash, cash equivalents and marketable securities.

On March 17, 2022, we entered into the LSA with Pacific Western Bank pursuant to which we borrowed $5.0 million. We subsequently paid back the principal amount and accrued interest in full and terminated the LSA in April 2023.

On November 22, 2024, we entered into the Series C-1 Purchase Agreement pursuant to which we received gross proceeds of approximately $7.5 million from the issuance and sale of 1,459,598 shares of our Series C-1 convertible preferred stock to one accredited investor.

To date, we have raised aggregate gross proceeds of approximately $508.5 million from the sale of our securities. See “Certain Relationships and Related Person Transactions” for a description of our convertible preferred stock offerings and resulting proceeds.

Future Funding Requirements

We anticipate that we will continue to incur significant and increasing expenses for the foreseeable future as we continue to advance our product candidates, expand our corporate infrastructure, including the costs associated with being a public company, further our research and development initiatives for our product candidates, incur costs associated with our efforts to discover new targets and engage in future collaborations, and the potential commercialization of our product candidates, if approved. We are subject to all of the risks typically related to the development of new product candidates, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We anticipate that we will need substantial additional financing to fund our continuing operations, which consist primarily of research and development expenditures related to our discovery programs and general and administrative expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable, accrued expenses and prepaid expenses.

We have incurred significant annual operating losses and negative cash flows since our inception. As of September 30, 2024, we had an accumulated deficit of $382.7 million. Based on our current operating plan, we estimate that our existing cash, cash equivalents and marketable securities as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditures for at least the next 12 months from the issuance of the unaudited condensed consolidated financial statements included elsewhere in this prospectus and through           . We have based this estimate on our current assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect.

Our forecast of cash resources and planned operations involves risks and uncertainties, and the actual amount of expenses could vary materially as a result of a number of factors, including:

•

the scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and planned clinical trials for our current or future product candidates, including additional expenses attributable to adjusting our development plans;

•	the scope, prioritization and number of our research and development programs and clinical trials required for regulatory approval of our current or future product candidates;

•	the costs, timing and outcome of regulatory review of our current or future product candidates;

•	the cost of manufacturing clinical and commercial supplies of our current or future product candidates;

•

our ability to establish or maintain collaboration or license agreements and the achievement of milestones or occurrence of other developments that trigger payments under any existing or additional collaboration or license agreements;

•

the costs associated with acquiring or licensing additional product candidates, technologies or assets, including the timing and amount of any milestones, royalties or other payments due in connection with our acquisitions and licenses;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the cost of continuing to invest in our drug discovery efforts and tools designed to identify novel targets and drugs;

•	the potential increase in the number of our employees and expansion of our physical facilities to support preclinical studies and clinical trials;

•

the cost associated with being a public company, including our need to implement additional internal systems and infrastructure, including financial and reporting systems, to remediate an existing material weakness;

•

the costs of securing manufacturing arrangements for clinical and commercial production and establishing or contracting for sales and marketing capabilities, if we obtain regulatory clearances to market our current or future product candidates;

•	the effect of competing technological and market developments;

•	the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

•	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors; and

•	the impact of inflation, as well as other factors, including economic uncertainty and geopolitical tensions, which may exacerbate the magnitude of the factors discussed above.

We are exploring opportunities to divest certain early-stage discovery oncology assets that we are no longer pursuing as part of our current strategy. Furthermore, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development expenditures.

Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings, collaborations, strategic alliances, and marketing, distribution or licensing arrangements with third parties or other strategic transactions. There are no assurances that we will be successful in obtaining an adequate level of financing to support our business plans when needed on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through collaboration or licensing arrangements with third parties or other strategic transactions, we may have to relinquish rights to our intellectual property, discovery tools, future revenue streams, research programs or product candidates, or we may have to grant licenses on terms that may not be favorable to us. If we are unable to raise capital as and when needed or on attractive terms, we may have to significantly delay, reduce or discontinue the development and commercialization of our product candidates, scale back or terminate our pursuit of new in-licenses and acquisitions or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Cash Flows

Nine months ended September 30, 2024 and 2023

The following table summarizes our primary sources and uses of cash for the periods presented:

	Nine Months Ended September 30,
	2024	2023	Change
	(in thousands)
Net cash used in operating activities	$(83,183)	$(87,077)	$3,894
Net cash provided by (used in) investing activities	49,644	(86,466)	136,110
Net cash provided by (used in) financing activities	20,160	(4,521)	24,681

Decrease in cash, cash equivalents and restricted cash	$(13,359)	$(178,026)	$164,667

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2024 was $83.2 million, primarily consisting of our net loss of $93.4 million, which was partially offset by adjustments to reconcile net loss to net cash used in operating activities of $10.9 million and net changes in operating assets and liabilities of $0.8 million.

Net cash used in operating activities for the nine months ended September 30, 2023 was $87.1 million, primarily consisting of our net loss of $97.1 million, which was partially offset by adjustments to reconcile net loss to net cash used in operating activities of $9.1 million and net changes in operating assets and liabilities of $0.9 million.

Investing Activities

Net cash provided by investing activities for the nine months ended September 30, 2024 was $49.6 million, primarily consisting of maturities of marketable securities of $106.8 million, which were partially offset by purchases of marketable securities of $56.7 million and purchases of property and equipment of $0.5 million.

Net cash used in investing activities for the nine months ended September 30, 2023 was $86.5 million, primarily consisting of purchases of marketable securities of $120.2 million and purchases of property and equipment of $2.2 million, which were partially offset by maturities of marketable securities of $35.9 million.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2024 was $20.2 million, primarily consisting of approximately $20.0 million in net proceeds received from the sale of shares of our Series C convertible preferred stock and proceeds received from the exercise of stock options of $0.2 million.

Net cash used in financing activities for the nine months ended September 30, 2023 was $4.5 million, primarily consisting of repayment of the LSA of $4.8 million, which was partially offset by proceeds from the exercise of stock options of $0.2 million.

Years ended December 31, 2023 and 2022

The following table summarizes our primary sources and uses of cash for the periods presented:

	Year Ended December 31,
	2023	2022	Change
	(in thousands)
Net cash used in operating activities	$(112,728)	$(99,842)	$(12,886)
Net cash used in investing activities	(165,020)	(13,027)	(151,993)
Net cash provided by financing activities	92,076	182,717	(90,641)

(Decrease)/increase in cash, cash equivalents and restricted cash	$(185,667)	$69,825	$(255,492)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2023 was $112.7 million, primarily consisting of our net loss of $125.9 million, which was partially offset by adjustments to reconcile net loss to net cash used in operating activities of $12.3 million and net changes in operating assets and liabilities of $0.9 million.

Net cash used in operating activities for the year ended December 31, 2022 was $99.8 million, primarily consisting of our net loss of $124.7 million, which was partially offset by adjustments to reconcile net loss to net cash used in operating activities of $25.4 million and net changes in operating assets and liabilities of $0.5 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $165.0 million, primarily consisting of purchases of marketable securities of $238.1 million and purchases of property and equipment of $5.1 million, which were partially offset by maturities of marketable securities of $78.1 million.

Net cash used in investing activities for the year ended December 31, 2022 was $13.0 million, consisting of purchases of property and equipment.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was $92.1 million, primarily consisting of net proceeds received from the sale of shares of our Series C convertible preferred stock of $96.6 million and proceeds received from the exercise of stock options of $0.3 million, which were partially offset by the $4.8 million repayment of our LSA.

Net cash provided by financing activities for the year ended December 31, 2022 was $182.7 million, primarily consisting of net proceeds from the sale of shares of our convertible preferred stock of $177.8 million, proceeds from the LSA of $4.9 million, and proceeds from the exercise of stock options of $0.1 million.

License and Collaboration Agreements

Below is a summary of the key terms for certain of our license and collaboration agreements. For a more detailed description of these agreements, see the section of this prospectus titled “Business—License and Collaboration Agreements.”

J&J Strategic Collaboration, Option and License Agreement

In March 2024, we entered into the J&J Agreement to jointly discover and optimize small molecule medicines against select therapeutic targets using our artificial intelligence and machine learning capability. We received a one-time, nonrefundable upfront payment of $6.5 million, and may be eligible to receive additional payments of approximately $839.0 million based on the achievement of research, development, commercialization approval and sales milestones and the option exercise described in the agreement. In the event of commercialization by J&J of certain products arising from the collaboration, we are also eligible to receive tiered royalties based on low to mid-single digits on future net sales (subject to certain deductions).

Pfizer Material Transfer and Evaluation Agreement

In December 2022, we entered into the Pfizer MTA, in which we granted to Pfizer a nonexclusive license to access our intellectual property. Under the Pfizer MTA, we and Pfizer will jointly conduct research to identify novel hits using our natural product platform to initiate a preclinical drug discovery program against an oncogenic transcription factor.

In 2023, Pfizer paid us a nonrefundable upfront payment of $1.0 million in exchange for the nonexclusive license as well as certain research and development services performed by us over the initial period. In addition, we are eligible to receive up to $985,000 following the completion of additional milestones.

In December 2023, we achieved the first milestone and subsequently invoiced $0.4 million under the terms of the Pfizer MTA.

Terray Collaboration

In September 2024, we entered into a collaboration and license agreement, or the Terray Agreement, with Terray Therapeutics, Inc., or Terray, to discover, develop and commercialize or out-license products directed to IRF5. We and Terray have agreed to share all collaboration losses (generated in accordance with and subject to applicable budgets) and collaboration profits (including any payments received in connection with an out-licensing transaction) equally, beginning from the effective date of the Terray Agreement until the earlier of the date either party elects to opt-out, or the date the agreement expires or is terminated. The activities performed under the Terray Agreement are governed by a joint steering committee, made up of two employees designated by each party. No upfront payments were made upon the execution of the Terray Agreement and no activities under the Terray Agreement have commenced as of September 30, 2024.

Contractual Obligations and Commitments

Leases

In September 2021, we entered into an operating lease agreement for our corporate headquarters located in Boston, Massachusetts, expiring in September 2029. We are also party to several operating leases for office and lab space in San Diego, California, Ann Arbor, Michigan, New York, New York and Frankfurt, Germany, as well as finance leases for certain lab equipment. As of September 30, 2024, our non-cancellable lease obligations were $42.4 million and $0.2 million under our operating and finance leases, respectively, of which $7.3 million and $0.1 million related to operating and finance leases, respectively, are due within the next 12 months. Refer to Note 9 to our audited consolidated financial statements and Note 9 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for more information on our lease obligations.

License and Collaboration Agreements

We enter into license and collaboration agreements in the normal course of business in order to advance product development and obtain technologies and services related to our business. We are obligated to pay annual maintenance payments from zero to $40,000 per year to certain of the licensors. We could be required to make clinical, development and regulatory milestones of up to $3.5 million and low single-digit royalty payments to licensors based on the net sales of the licensed products. To date, we have incurred $0.1 million in upfront and milestone payments under these agreements. We may cancel these agreements at any time by providing 30 to 90 days’ notice to the other party. See Note 15 to our audited consolidated financial statements and Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional details on these agreements.

Purchase and Other Obligations

We enter into contracts in the normal course of business with CROs for clinical trials, with CMOs for clinical manufacturing supplies and with other vendors for preclinical studies, supplies and other products and services for operating purposes. These agreements generally provide for termination at the request of either party with 30 to 90 days’ prior written notice and, therefore, we believe that our non-cancellable obligations under these agreements are not material. We do not currently expect any of these agreements to be terminated and did not have any non-cancellable obligations under these agreements as of September 30, 2024 and December 31, 2023.

IFM Acquisition Contingent Consideration

On May 6, 2022, we acquired all of the membership interests in IFM, or the IFM Acquisition. The total purchase consideration was $3.1 million, which consisted of the following: (i) 81,240 shares of our non-voting common stock at closing, with the estimated fair value of $0.2 million, (ii) cash consideration of $0.9 million at closing, (iii) a deferred payment of $0.9 million, which was paid in June 2022 and (iv) contingent consideration in cash of up to $30.0 million, payable once for each of our NOD-like receptor family pyrin domain containing 1 and melanoma differentiation-associated protein 5 programs upon the first achievement of certain development, commercial, regulatory and sales milestones related to each such program, the estimated fair value of which was determined to be $1.1 million on the acquisition date. As of September 30, 2024 and December 31, 2023, no milestones had been achieved or were deemed probable to occur.

See Note 5 and Note 13 to our audited consolidated financial statements and Notes 5 and 14 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional details.

Rahko Acquisition Contingent Consideration

On October 6, 2021, we entered into the Rahko Purchase Agreements to purchase all of the issued share capital of Rahko, or the Rahko Acquisition, in exchange for a combination of cash, shares of our capital stock and additional contingent consideration of up to approximately $30.0 million. The contingent consideration would become payable to the former shareholders of Rahko upon either: (i) the first occurrence of our total market capitalization equaling or exceeding $1.5 billion based on a five-day volume-weighted average price of our publicly traded shares following the first public offering or public listing of our shares pursuant to applicable registration requirements on the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, the stock exchanges of Toronto, London or any other recognized investment exchange, or (ii) an exit event such as (1) a transaction or series of transactions in which any person (or persons acting in concert), other than a person who immediately prior to such transaction owned more than a majority of our voting securities, acquires more than 50% of the combined voting power of our then outstanding voting securities, (2) our consolidation or merger with or into another entity unless our stockholders immediately prior to such transaction continue to own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities of the combined company, or (3) the sale or disposition of all or substantially all of our assets, in each case for which the potential proceeds are equal to or greater than $1.5 billion.

See Note 5 to our audited consolidated financial statements and Note 5 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional details.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including, but not limited to, those related to revenue recognition, accrued research and development costs, stock-based compensation expense, and determination of the fair value of contingent consideration. These estimates and assumptions are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates and assumptions could occur in the future. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions.

Although our significant accounting policies are described in more detail in Note 2 to our audited consolidated financial statements and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting estimates are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

To date, our revenues have consisted of payments received related to our collaboration and license agreements. We apply the revenue recognition guidance in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 606, Revenue Recognition, or ASC 606. Under ASC 606, we recognize revenue when our customers obtain control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services.

There is judgment involved in determining whether a collaboration agreement is subject to ASC 606 or FASB ASC 808, Collaborative Arrangements, or ASC 808, in part or in full. An agreement, or portion thereof, is considered to be a collaborative arrangement when they satisfy the following criteria defined in ASC 808: (i) the parties to the contract must actively participate in the joint operating activity and (ii) the joint operating activity must expose the parties to the possibility of significant risks and rewards, based on whether or not the activity is successful. Payments received from or made to a partner as a result of a collaboration relationship with a partner, instead of a customer relationship, such as co-development activities, are recorded as a reduction or increase to research and development expense, respectively.

For an agreement, or portion thereof, that is determined to be a customer relationship rather than a collaborative arrangement, ASC 606 will be applied. Under ASC 606, there is judgement involved in identifying the promised goods or services in the collaboration agreement, determining whether these are distinct in the context of the contract and determining if these represent a performance obligation to a customer. Additionally, we use judgement to determine whether rights to additional goods or services that are exercisable at a customer’s discretion provide a material right to the customer and if so, they are considered performance obligations. These determinations are highly subjective and can differ between arrangements based on specified contractual terms. The identified performance obligations will impact most significantly the timing of revenue recognition and is a point-in-time assessment performed at the outset of a collaboration agreement.

To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the promises and performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligations. We only apply the five-step model to contracts when it is probable that we will collect consideration we are entitled to in exchange for the goods or services we transfer to our customer. As part of the accounting for these arrangements, we must use significant judgment to determine: (a) the performance obligations based on the determination under step (i) above; (b) the transaction price under step (iii) above; and (c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above. We also use judgment to determine whether milestones or other variable considerations, except for royalties and sales-based milestones, should be included in the transaction price. The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis and we recognize revenue as or when the performance obligations under the contract are satisfied. All variable consideration, including milestones and royalties, is constrained until the cumulative revenue related to the consideration is no longer probable of reversal. Due to the uncertainty of research and development-based milestones that are not within our control, payment generally becomes probable upon achievement.

The consideration allocated to each performance obligation is recognized as revenue when control is transferred for the related goods or services.

We receive payments from our customers based on billing schedules established in each contract. Upfront payments and fees are recorded as deferred revenue upon receipt or when due until we satisfy our obligations under these arrangements.

Research and Development Expenses

Expenditures relating to research and development are expensed as incurred. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received.

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued third-party research and development expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel and with vendors to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid balance accordingly.

Although we do not expect our estimates to be materially different from amounts incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts incurred.

Stock-Based Compensation Expense

We account for stock-based compensation under the provisions of ASC Topic 718, Compensation-Stock Compensation, which requires all stock-based payments to employees, non-employees and directors, including grants of stock options and restricted stock, which we collectively refer to as stock awards, to be recognized in the consolidated statements of operations and comprehensive loss based on their fair values on the date of grant over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are accounted for as they occur. Generally, we issue stock awards with only service-based vesting conditions and record the expense for these awards using the straight-line method.

We estimate the fair value of each option grant using the Black-Scholes option pricing model and we estimate the fair value of each restricted stock grant using the fair value of common stock. The Black-Scholes option pricing model requires inputs based on certain highly subjective assumptions to determine the appropriate fair value of each equity-based payment award, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, expected dividends, and the fair value of common stock. We estimate the expected stock price volatility based on the historical volatility of publicly traded peer companies. The expected term of our stock options has been determined utilizing the “simplified” method for awards that qualify as “plain vanilla” options. The risk-free interest rate is determined by reference to the U.S. treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. There is no expected dividend yield since we have never paid cash dividends on common stock and do not expect to pay any cash dividends in the foreseeable future. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the periods presented.

We classify stock-based compensation expense in the consolidated statement of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified. We expect to continue to grant equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

Determination of Fair Value of Common Stock

As there has been no public market for our common stock to date, the historical estimated fair value of our common stock has been determined by our board of directors, with input from management, considering our most recently available independent third-party valuations of common stock.

In accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, a third-party valuation firm prepared valuations of our common stock using a market approach to estimate our enterprise value. In order to allocate value to the common stock, either an option pricing method, or OPM, or the hybrid method was used. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighed expected return method, or PWERM, where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of the future value of our common stock, assuming various outcomes. The value of a share of common stock is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. In each case, a discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

Given the absence of a public market for our common stock to date, our board of directors, with input from management, considered various objective and subjective factors to determine the fair value of our common stock. The factors included, but were not limited to:

•	external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the prices at which we sold shares of our convertible preferred stock;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the progress of our research and development efforts, including the status of preclinical studies for our product candidates;

•	equity market conditions affecting comparable public companies;

•	economic outlook including economic growth, inflation, the unemployment rate, the interest rate environment and global economic trends;

•	the lack of marketability of our common stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or sale of our company in light of prevailing market conditions; and

•	the analysis of initial public offerings and the market performance of similar companies in the pharmaceutical and biotechnology industry.

The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Determination of Fair Value of Contingent Consideration

Our contingent consideration relates to potential future payments owed by us to the shareholders of IFM and Rahko as part of the IFM Acquisition and the Rahko Acquisition, respectively. We initially measure and record contingent consideration at fair value at the acquisition date. For contingent consideration that does not meet all the criteria for equity classification, such contingent consideration is required to be classified as a liability on the consolidated balance sheets and remeasured at each reporting period thereafter with changes in fair value recorded in operations.

We estimate the fair value of the contingent consideration related to regulatory and development milestones, including the contingent consideration included as part of the IFM Acquisition, based on a discounted cash flow valuation technique. The technique considered the following assumptions: (i) the probability and timing of achieving the specified milestones as of the valuation date and (ii) the market-based discount rates. The fair value of the contingent consideration could change in future periods depending on the prospects for our drug discovery programs achieving regulatory and development milestones. The most significant assumptions in the discounted cash flow valuation technique that impact the fair value of the contingent consideration are the timing of the projected milestones and the probability of the milestones being met.

The fair value of contingent consideration related to potential qualifying events, including the contingent consideration included as part of the Rahko Acquisition, is determined based on the Monte-Carlo simulation model which utilizes a geometric Brownian motion to estimate the equity value of a company at expected qualifying event dates. The model utilizes the risk-free rate, volatility and discount rate to simulate the expected equity value of a company as of expected qualifying event dates. The risk-free rate is based upon the interest rates corresponding to the time period for U.S. treasury notes published by the U.S. Federal Reserve. The volatility is estimated based on equity volatility indications from our peer public companies and our capital structure.

Internal Control Over Financial Reporting

We have identified a material weakness in our internal control over financial reporting for the years ended December 31, 2023 and 2022, which material weakness remained unremediated as of September 30, 2024. See “Risk Factors—We have identified a material weakness in our internal control over financial reporting. If we fail to remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting or disclosure control in the future, we may be unable to produce accurate and timely financial statements or detect acts of fraud, which may adversely affect investor confidence in us, and, as a result, the value of our common stock, or result in delisting, sanctions or other penalties that could harm our business.”

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is provided in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The primary objectives of our investment activities are to ensure liquidity and to preserve capital. As of September 30, 2024 and December 31, 2023, we had $11.3 million and $36.1 million, respectively, in interest bearing money market accounts with maturities of less than three months. As of September 30, 2024 and December 31, 2023, we had $115.5 million and $163.6 million, respectively, in marketable securities. Our exposure to interest rate sensitivity is impacted by changes in the underlying bank interest rates. Our surplus cash has been invested in overnight cash sweeps, money market funds, U.S. treasury bills and U.S. treasury notes. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio and, therefore, we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates. As of September 30, 2024 and December 31, 2023, we had no debt outstanding that is subject to interest rate variability. Therefore, we are not subject to interest rate risk related to debt.

Foreign Currency Exchange Risk

Our employees and our operations are currently predominately located in the United States and our expenses are generally denominated in U.S. dollars. However, we do use research and development vendors outside of the United States. As such, our expenses are denominated in both U.S. dollars and foreign currencies. In addition, we translate the assets and liabilities of our foreign subsidiaries from their respective functional currencies to U.S. dollars at the appropriate rates as of the balance sheet date. Changes in the carrying value of these assets and liabilities attributable to fluctuations in rates are included in accumulated other comprehensive loss on our consolidated balance sheets. Income statement accounts are translated using the monthly average exchange rates during the year. Therefore, our operations are and will continue to be subject to fluctuations in foreign currency exchange rates. Foreign currency transaction gains and losses are included in other income (expense), net in the consolidated statements of operations and comprehensive loss as incurred.

To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not had a formal hedging program with respect to foreign currency. We do not believe that a hypothetical 10% increase or decrease in exchange rates during any of the periods presented would have had a material effect on our financial statements included elsewhere in this prospectus.

Emerging Growth Company and Smaller Reporting Company Status

We qualify as an “emerging growth company,” or an EGC, as defined in the Jumpstart Our Business Startup Act, or the JOBS Act. As an EGC, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include: (i) being permitted to present only two years of audited financial statements, in addition to any required unaudited condensed financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus; (ii) reduced disclosure about our executive compensation arrangements; (iii) not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved; (iv) an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; (v) an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters, or CAMS, in our auditor’s report on the financial statements and (vi) being permitted to take advantage of an extended transition period for complying with new or revised accounting standards, which allows us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an EGC. We would cease to be an EGC on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have elected not to “opt out” of the extended transition period for new or revised accounting standards described above and have elected to avail ourselves of the exemption from the requirement to communicate CAMs. As a result of these decisions, our financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates and include a discussion of their CAMs. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We are also a “smaller reporting company,” as defined in the Exchange Act. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

BUSINESS

Overview

Odyssey is a clinical-stage biopharmaceutical company led by a team and board of drug hunters seeking to transform the standard of care for patients suffering from autoimmune and inflammatory diseases. To accomplish this, we are developing medicines that are designed to precisely target disease pathology with an initial emphasis on the innate immune system. We believe our deep understanding of immunobiology, coupled with leading expertise in medicinal, computational and protein chemistry, structural biology, genetics and pharmacology allows us to identify and drug key signaling nodes that drive disease. Our model for drug discovery and development has been built and refined over several successful companies, and we believe it is replicable and scalable. Since our founding in 2021, we have efficiently built a portfolio of internally discovered product candidates that we believe have the potential to induce deep and durable remission for patients across several inflammatory diseases with unmet need. We have prioritized targets where we believe the underlying disease biology is understood through genetic, clinical or translational evidence. Our most advanced programs include OD-07656, a small molecule scaffolding inhibitor of receptor-interacting protein kinase 2, or RIPK2, a small molecule scaffolding inhibitor of interleukin-1 receptor-associated kinase 4, or IRAK4, and OD-00910, an agonistic protein therapeutic targeting tumor necrosis factor receptor 2, or TNFR2, built from camelid heavy chain variable regions, or VHH, domains (which we term a V-body). These programs have the potential to yield treatments for inflammatory diseases that have large addressable patient populations globally and a lack of effective treatments, including inflammatory bowel disease, or IBD, atopic dermatitis, or AD, and systemic lupus erythematosus, or SLE.

The immune system has two main components: (1) the innate immune system, composed of cells like macrophages and neutrophils, is the first line of defense and (2) the adaptive immune system, made up of B and T cells, functions to eliminate pathogens and establish durable immunological memory. Adaptive immunity has been studied for decades and its role in disease is well understood. This knowledge underpinned the discovery and development of many currently existing medicines for inflammatory diseases. However, industry knowledge of innate immunity has lagged and only recently has there been a sufficient understanding to enable successful drug discovery. Based on this biology, we believe that modulating key signaling nodes in the innate system, given its proximal role in initiating immune responses, has the potential to afford more effective and safer immunomodulators that could provide transformative benefit for patients. Therapies targeting initial innate immune responses have the potential to serve as new tools in the prescriber armamentarium with the potential to prevent pathologic inflammation from initiating versus neutralizing downstream inflammatory mediators or adaptive immune cells (akin to stopping a fire from starting versus having to put it out).

Our wholly owned drug development pipeline is shown below, along with our collaborations with pharmaceutical and biopharmaceutical companies.

OD-07656, our oral small molecule RIPK2 scaffolding inhibitor product candidate, is entering Phase 2a development for the treatment of ulcerative colitis, or UC, one of the two main types of IBD. IBD is an autoimmune disease that degrades, damages and can perforate the gastrointestinal, or GI, tract and afflicts two-to-three million people in the United States. Despite there being more than ten approved therapies spanning multiple mechanisms of action, placebo-adjusted remission rates for IBD do not exceed approximately 30% (a so called “therapeutic ceiling”). Moreover, a majority of patients who initially respond to treatment with existing approved therapies are likely to lose response within five years.

RIPK2 is a critical signaling protein of the innate immune system that responds to bacterial byproducts from the GI tract and has been implicated both as an initiator of IBD and a mechanism of resistance to standard of care therapies, including tumor necrosis factor, or TNF, and integrin blocking therapies. Based on the observations of increased activation of RIPK2 in IBD patients, the linkage of RIPK2-associated gene expression with disease severity and the reduction of disease following RIPK2 knockout or inhibition in preclinical models, we believe that blocking RIPK2 has the potential to address the core pathology of IBD. RIPK2 inhibition blocks the production of multiple cytokines in response to bacterial byproducts, many of which are validated therapeutic targets for IBD treatment, including TNF, TNF-like cytokine 1A, or TL1A, and interleukin 23, or IL-23. By blocking these cytokines, the adaptive immune response is reduced. In addition, by blocking RIPK2, we believe we can also prevent direct damage to the gut epithelial lining by the activation of innate immune cells. We believe that OD-07656, as either monotherapy or in combination with existing therapies, has the potential to break the therapeutic ceiling in IBD. In our Phase 1 healthy volunteer trial conducted in Australia, OD-07656 was well tolerated and provided continuous target coverage. We currently expect to commence a Phase 2a trial assessing OD-07656 as monotherapy in UC patients in the first quarter of 2025 and to release topline induction results in the first half of 2026. We also expect to commence a second Phase 2a trial assessing OD-07656 in combination with the standard of care, integrin blocking therapy, vedolizumab in the first half of 2026 with topline combination induction results expected to be released in mid-2027. We anticipate conducting our RIPK2 Phase 2a trials pursuant to clinical trial applications, or CTAs, at approximately 60 sites globally, including at sites we have identified in Australia, Austria, Canada, Czech Republic, Hungary, Jordan, Lithuania, Moldova, New Zealand, Poland, Romania, Turkey and Ukraine, pending submission of such CTAs and approval and clearance to proceed under them by the applicable regulatory authority. In the future, we intend to file an IND in the United States, and, if approved, open sites in the United States.

Our oral small molecule scaffolding inhibitor of IRAK4 is designed to block inflammatory signaling by the myddosome, a protein complex found in multiple cell types across tissues. The myddosome serves as a key junction of inflammatory signaling where innate immune signals converge to initiate a broad downstream cytokine response. We believe IRAK4 scaffolding inhibition has the potential to be developed for multiple inflammatory diseases, including AD, hidradenitis suppurativa, or HS, and osteoarthritis, or OA. Our program is designed to address the shortcomings of other programs targeting IRAK4, including small molecule kinase inhibitors and degraders, by achieving the desired pharmacology to block cytokine production across disease-relevant cell types, both inside and outside of the immune system (e.g., myeloid and non-myeloid cells). The Phase 1 trial in healthy volunteers is expected to consist of a single ascending dose, or SAD, component, and a multiple ascending dose, or MAD, component to assess safety, pharmacokinetics, or PK, and pharmacodynamics, or PD. As of the date of this prospectus, we have identified potential leads and several backup molecules that, following profiling, could become our IRAK4 development candidate. Once we select our development candidate, we intend to conduct IND-enabling toxicology studies and, pending an acceptable profile in IND-enabling toxicology studies, to file a CTA in Australia during the first half of 2026. We currently expect to commence this trial in the first half of 2026, pending approval to proceed from the Australian Therapeutic Goods Association, or TGA, and announce results from this trial in the second half of 2026.

OD-00910 is a monospecific, tetravalent V-body that is designed to agonize TNFR2 selectively on regulatory T cells, or Treg. TNFR2 is a receptor that is highly expressed on Treg, with relatively limited expression on other cells. Treg are a subset of T cells that suppress the activation and function of inflammatory immune cells, including T effector cells, or Teff, and both cytotoxic CD8+ and CD4+ T-helper (Th) cells to maintain self-tolerance and prevent the development of autoimmune disease. We believe effective modulation of Treg is a compelling approach to treat autoimmune and inflammatory diseases because of the link between these diseases and Treg dysregulation. OD-00910 has the potential to harness the full capacity of a Treg-targeted therapy, because TNFR2 agonism (unlike historical approaches to induce Treg with IL-2) exerts several favorable effects on Treg. These effects include selective Treg expansion, increase in immunosuppressive function, increase in resistance to a shift to a pathogenic ex-Treg state in an inflammatory environment and induction of a tissue repair phenotype. We believe an effective modulator of Treg has broad applicability across inflammatory diseases, including AD, SLE, vitiligo and type 1 diabetes, or T1D. IND-enabling activities for OD-00910 are ongoing and, pending an acceptable profile in IND-enabling toxicology studies, we currently expect to file a CTA in Australia by the end of 2025. The Phase 1a trial is expected to consist of a SAD portion in healthy volunteers. This will be followed by a MAD portion in patients with an inflammatory disease. The purpose of each study will be to assess safety, PK and PD. We currently expect to commence the SAD portion of the trial in the first half of 2026, pending approval to proceed from the TGA, and announce results from this SAD portion of the Phase 1a trial in the second half of 2026.

We also have a portfolio of internally discovered, wholly owned early-stage programs targeting other key signaling nodes that drive disease. We are developing a bispecific protein targeting thymic stromal lymphopoietin, or TSLP, produced mainly by epithelial cells, and the cytokine interleukin-33, or IL-33. TSLP is a validated target for treating asthma because anti-TSLP antibodies are an approved treatment of asthma. IL-33 antagonism has shown clinical activity in respiratory diseases in third-party clinical studies. We are also developing a small molecule inhibitor of NOD-like receptor family pyrin domain containing 1, or NLRP1, which recent discoveries suggest may be a key activator of the inflammasome process in barrier cells. Inflammasomes are protein complexes that form an integral part of the innate immune response and are implicated in a host of inflammatory disorders, including systemic sclerosis. In addition, we are developing a small molecule inhibitor of melanoma differentiation-associated protein 5, or MDA5, which initiates inflammation in response to endogenous ribonucleic acid, or RNA. MDA5 is implicated in a number of diseases with unmet need, including Sjögren’s Syndrome. We also have three ongoing collaborations with pharmaceutical and biopharmaceutical companies. Our collaboration with Janssen Pharmaceutica NV, a Johnson & Johnson company, or J&J, utilizes our artificial intelligence, or AI, and machine learning, or ML, capability to develop molecules against multiple therapeutic targets. In our collaboration with Pfizer Inc., or Pfizer, we are identifying product candidates that target a transcription factor, using our natural product capability. In addition, we are collaborating with Terray Therapeutics, Inc., or Terray, to discover and develop an inhibitor of an immunology transcription factor of mutual interest, interferon regulatory factor 5, or IRF5, for SLE.

We are led by Gary D. Glick, Ph.D., our founder and Chief Executive Officer, and Jeffrey M. Leiden, M.D., Ph.D., the Chair of our board of directors and the former President, Chief Executive Officer and Chairman of the board and current Executive Chairman of Vertex Pharmaceuticals Incorporated, or Vertex. Prior to founding our company in 2021, Dr. Glick was the founder and Chief Executive Officer of Scorpion Therapeutics, Inc., or Scorpion, where he led the initiation and early discovery of several programs, including STX-478, a mutant selective PI3K inhibitor. On January 13, 2025, it was announced that Eli Lilly and Company had entered into a definitive agreement to acquire Scorpion for up to $2.5 billion in cash. Before Scorpion, Dr. Glick was the founder and Chief Executive Officer of IFM Therapeutics, LLC, or IFM, a company that was the first to target the NLRP3 inflammasome and stimulator of interferon genes, or STING. At IFM, Dr. Glick completed three sales of drug development programs generating proceeds to date of $750 million. Subject to the achievement of various milestones, proceeds from such sales could reach more than $4.7 billion. Earlier in his career, Dr. Glick founded Lycera Corporation, or Lycera, based on his academic research. As Chief Scientific Officer of Lycera, Dr. Glick successfully completed more than $600 million of program partnering transactions. Drs. Glick and Leiden lead our team of experienced drug hunters and developers with deep experience in identifying, developing and commercializing medicines across indications and drug types. In addition to Drs. Glick and Leiden, other members of our board of directors possess a diverse set of skills related to the discovery, development, acquisition and commercialization of transformative medicines and have experience in leading, founding or building biopharmaceutical companies that include Abbott Laboratories, Horizon Therapeutics plc, Mirati Therapeutics, Inc. and Vertex. Since our inception in 2021, we have raised an aggregate of approximately $508.5 million from over 25 venture capital investors, mutual funds, long-only funds, global family offices and corporate venture funds.

Our Strengths

We believe the success of our efforts will be driven by the following differentiating factors:

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Our deep knowledge of human immune biology. Our portfolio leverages our comprehensive grasp of the complex and interrelated nature of the immune system to address a broader range of targets or mechanisms than have been historically undertaken by biopharmaceutical companies. Through our own research efforts and through collaboration with our scientific co-founders and scientific advisory board members, our research is driven by our access to differentiated insights, findings and data sets that can help guide target selection and inform clinical trial design.

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Our expertise in small molecule and protein therapeutics allows us to tackle a broad range of therapeutic targets. We have deep organizational expertise in medicinal and protein chemistry along with structural biology and biophysics, and we have efficiently invested to enable discovery and development across both modalities. This expertise enables us to take a structure-guided approach across our entire portfolio and provides the foundation to address historically challenging targets. For each program, we invest in multiple distinct series of product candidates to maximize the probability of success.

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Highly productive and efficient research and development capabilities. Since our founding in 2021, we have internally discovered and developed a broad portfolio of product candidates and completed our first Phase 1 clinical trial. Our regulatory strategy is globally focused and utilizes CTA submissions prior to IND filings to accelerate development timelines through a streamlined submission process. We believe that allows us to enter the clinic sooner, ensures inclusion of high-enrolling sites globally by allowing us to target sites with high incidence of the disease (thereby potentially increasing the speed of enrollment) and potentially reduces research and development costs by allowing us to leverage local tax incentives available to companies conducting clinical trials in foreign jurisdictions. In designing our Phase 1 and Phase 2 trials, we strive to efficiently obtain proof-of-mechanism and proof-of-concept readouts, respectively.

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Our management team and board of directors have a long track record of therapeutic development and company building. Throughout their careers, our management team and our board of directors have played critical roles as successful drug hunters in the discovery, development, acquisition and commercialization of multiple blockbuster therapies and in founding and building biopharmaceutical companies.

Our Strategy

Our goal is to continue building a differentiated, global biopharmaceutical company by discovering, developing and commercializing transformative medicines for underserved patient populations. We aim to be an industry leader in immunology and are advancing a diversified portfolio of programs with the intention of efficiently delivering safe and effective medicines to patients.

The key elements of our strategy include:

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Advance our RIPK2 scaffolding inhibitor, OD-07656, to deliver a potentially transformative therapy for patients suffering from inflammatory bowel disease. Currently, there are few oral advanced therapies approved for the treatment of IBD, and they may not be conducive for use in combination with existing standard of care to improve outcomes safely. We believe OD-07656 has the potential to be the first approved oral therapy for use as monotherapy or in combination in patients with moderate to severe disease, to potentially break the therapeutic ceiling. We currently expect to commence a Phase 2a UC trial assessing OD-07656 as a monotherapy in UC patients in the first quarter of 2025, with topline induction results expected in the first half of 2026. We also expect to commence a second Phase 2a trial assessing OD-07656 in combination with standard of care vedolizumab for induction therapy in UC patients, followed by OD-07656 only maintenance treatment, in the first half of 2026, with topline combination induction results expected in mid-2027.

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Advance our IRAK4 scaffolding inhibitor and our TNFR2 agonist, OD-00910, into clinical development and assess potential benefit across a range of autoimmune and inflammatory indications. We expect to submit a CTA in Australia for our IRAK4 scaffolding inhibitor during the first half of 2026 and, if approved, to initiate a Phase 1 trial in healthy volunteers. Following this Phase 1 trial and subject to required regulatory approvals, we expect to initiate a Phase 2a signal seeking trial in two or more inflammatory conditions (e.g., AD, OA and HS). We expect to submit a CTA in Australia for OD-00910 by the end of 2025 and, if approved, to initiate a Phase 1a SAD trial in healthy volunteers in the first half of 2026 and a Phase 1b MAD trial in patients with a to-be-determined inflammatory disease (e.g., SLE, AD or vitiligo).

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Invest in our early-stage pipeline and enabling capabilities. We intend to advance one or more of our early-stage programs into clinical development and continue to invest in further elucidating immune biology to support new target discovery, validation and therapeutic development. We expect this will allow us to build a diversified portfolio of candidates at various stages of development to create a repeatable drug development model with a sustainable organization size. The tools we provide our scientists, including AI/ML, proteomics and transcription factor reconstitution platforms, are purpose-built to support these goals.

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Execute on our existing, and pursue additional, collaborations. A component of our corporate development strategy is to collaborate with pharmaceutical and biotechnology companies on challenging targets of mutual interest to increase our probability of success by accessing unique tools and reducing our costs to enable breadth of our portfolio. We have entered into one collaboration to date with Terray on our IRF5 program and two discovery collaborations that have provided us with non-dilutive capital, the first focused on our AI/ML capability with J&J on multiple targets, and the second focused on our natural products capability with Pfizer on a transcription factor target. We intend to collaborate on additional programs and capabilities in the future.

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Build our development capabilities to support advancement of candidates into late-stage development. We aim to leverage our internal expertise and AI/ML capability to create an integrated discovery, development and commercialization biotechnology company. We have a robust internal pipeline of preclinical programs that we are selectively developing. As we grow the size of our company and raise additional capital, our plan is to invest more into building these in-house development capabilities to complement our use of external support.

Our Team and Investors

We are led by Gary D. Glick, Ph.D., our founder and Chief Executive Officer, and Jeffrey M. Leiden, M.D., Ph.D., the Chair of our board of directors and the former President, Chief Executive Officer, and Chairman of the board and current Executive Chairman of Vertex, one of the world’s largest pharmaceutical companies.

Prior to founding our company in 2021, Dr. Glick was the founder and Chief Executive Officer of Scorpion where he led the initiation and early discovery of several programs, including STX-478, a mutant selective PI3K inhibitor. On January 13, 2025, it was announced that Eli Lilly and Company had entered into a definitive agreement to acquire Scorpion for up to $2.5 billion in cash. Before Scorpion, Dr. Glick was the founder and Chief Executive Officer of IFM, a company that was the first to target the NLRP3 inflammasome and STING. At IFM, Dr. Glick completed three sales of drug development programs generating proceeds to date of $750 million. Subject to the achievement of various milestones, proceeds from such sales could reach more than $4.7 billion. Earlier in his career, Dr. Glick founded Lycera based on his academic research. At Lycera, Dr. Glick served as Chief Scientific Officer. During his tenure, Lycera successfully completed more than $600 million of program partnering transactions.

Dr. Leiden served as Chief Executive Officer of Vertex for eight years, during which time Vertex delivered multiple approved medicines to treat the underlying cause of cystic fibrosis for patients with certain forms of the disease, including KALYDECO®, ORKAMBI® and TRIKAFTA®. Prior to Vertex, Dr. Leiden was President, Chief Operating Officer and Chief Scientific Officer of Abbott Laboratories, Pharmaceutical Products Group, where he led the development and commercialization of HUMIRA®, a drug approved for nine indications with over $200 billion in lifetime sales. Dr. Leiden is actively involved in all aspects of our business, including our preclinical, clinical and business development activities.

Drs. Glick and Leiden lead our team of experienced drug hunters and developers with deep experience in identifying, developing and commercializing medicines across indications and drug types. Members of our management team have served in senior positions at Merck & Co., Inc., Sanofi S.A., Pfizer Inc., Prevail Therapeutics Inc., SpringWorks Therapeutics, Inc., IFM Therapeutics, Novartis AG and Bristol-Myers Squibb Company. In addition to Drs. Glick and Leiden, other members of our board of directors possess a diverse set of skills related to the discovery, development, acquisition and commercialization of transformative medicines and have experience in leading, founding or building biopharmaceutical companies that include Abbott Laboratories, Horizon Therapeutics plc, Mirati Therapeutics, Inc. and Vertex.

Our management and board of directors are complemented by scientific co-founders and a Scientific Advisory Board composed of preeminent immunology researchers. These include multiple Howard Hughes Medical Institute investigators and leading experts globally who have conducted foundational research to identify and characterize a number of our therapeutic targets, including RIPK2, IRAK4, TNFR2, NLRP1 and MDA5.

Since our inception in 2021, we have raised an aggregate of approximately $508.5 million from a collection of leading investors, mutual funds and global family offices. Our investor syndicate includes over 25 venture capital investors, mutual funds, long-only funds, global family offices and corporate venture funds.

Our Approach to Immunology

The human immune system is a complex network of cells, tissues and organs that can be divided into two primary components: the innate immune system and adaptive immune system. The innate immune system, which forms the body’s first line of defense, is a cellular network with highly selective receptors and activators that responds to pathogenic stimuli, both directly and by producing pro-inflammatory cytokines that activate the secondary line of defense: the adaptive immune system. The adaptive immune system helps eliminate pathogens and retains a memory of them for a more effective immune response to previously encountered pathogens. While these responses are necessary for normal homeostatic function and host defense, chronic pro-inflammatory signaling that remains unresolved propagates inflammatory disease and organ damage, as shown below.

Current therapies for inflammatory diseases, which are largely focused on the downstream adaptive immune response—specifically, the inhibition of cytokines—have produced meaningful benefits for patients, but also share fundamental limitations despite targeting different cytokines. Because cytokines have redundant function, blocking any one cytokine does not prevent others from activating the adaptive immune response. Cytokines have many functions and therefore inhibiting a cytokine relevant in disease also negatively impacts normal homeostasis and is typically associated with immunosuppression. Therapeutic approaches that block multiple cytokines have the potential to increase susceptibility to life-threatening infection. In addition, cytokine inhibition does not address parts of the innate immune response, such as recruitment and activation of neutrophils or macrophages, which themselves can damage tissue independent of the adaptive immune response. Therefore, we believe existing therapeutics will continue to be challenging to combine safely into additive or synergistic multidrug regimens. By targeting innate immune responses as shown in the graphic below, our product candidates have the potential, whether as monotherapies or in combination, to address the issue of downstream cytokine redundancy and mitigate direct damage caused by the innate immune response, while having less immunosuppressive risk.

Mechanisms of Action for Our Portfolio of Product Candidates

We believe our portfolio of product candidates aimed at known and novel targets in the innate immune system can produce major treatment advances for patients by expanding the aperture of how inflammatory diseases can be treated. Our strategy is focused on modulating the root of inflammatory dysregulation through highly selective targeting of key nodes in the innate immune system. Through this approach, we believe we can provide new monotherapy treatments for patients and physicians and enable tolerable combination options to further improve the breadth, depth and durability of patient responses.

Our Approach to Therapeutic Development

Our replicable model for drug discovery and development is run by our team of experts who collectively have decades of experience in the field with other companies.

We first seek to identify targets that address patient populations with significant unmet need within immunology. In considering targets, we prefer those where the biology is well characterized and where clinical or translational evidence can be combined with human genetics to inform potential safety and efficacy.

After identifying a potential therapeutic target and a patient population with unmet need, we focus on five questions: (1) what specific problem(s) are we seeking to address, (2) is there an opportunity to make significant advances over standard of care, (3) is the patient population sufficiently large to support a meaningful commercial opportunity in one or more indications, (4) can the drug candidate make a timely entry to the market (e.g., as one of the first two entrants for a particular mechanism) and (5) will any given target have potential additivity or synergy with other drug candidates in our portfolio? We strive to have conviction on these questions when we initiate a program and continually revisit these as programs advance.

We then filter targets using considerations including the clinical development path, time and investment to achieve value inflection. For example, we evaluate whether there is a definable patient population that can provide unambiguous proof-of-concept or the potential to establish proof-of-mechanism to be demonstrated in healthy volunteer studies. In addition, we consider whether there is a patient selection or biomarker strategy in key indications that can improve probability of success.

Following target selection, we leverage internal capabilities to determine which modality—small molecule or protein therapeutic—is optimal for effectively drugging the core biology we aim to address. We believe that our approach has the potential to develop medicines targeting diseases across the estimated $100 billion inflammatory disease market. Our estimate of the size of the inflammatory disease market is based on third-party research, such as the article “Drug sales to reach $1.9 trillion within 5 years?” published in Volume 22, Issue 3 of Nature Reviews Drug Discovery, that has valued the inflammatory disease market in excess of $100 billion based on current approved therapies. Given our focus on what we believe to be the root of inflammatory dysregulation, we believe our approach could have applicability across this market.

Overview of Our Approach to Therapeutic Development

The graphic below illustrates our development process described in greater detail above.

Small Molecules

Small molecules are preferred to address intracellular targets or provide an oral option where that administration route will be important for prescribers and patients. To support our discovery and development, we have invested in a suite of tools and capabilities, including our AI/ML, natural products and covalent chemistry platforms.

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Our AI/ML platform is designed to support small molecule drug discovery from program initiation through identification of a development candidate in silico. Specifically, our platform can help elucidate cryptic pockets through novel techniques pioneered by our employees, use virtual screening and generative chemistry to identify and optimize hits and be used alongside traditional medicinal chemistry efforts to efficiently progress our programs. This capability has been instrumental in the discovery and development of some of our product candidates. We are using this technology in our collaboration with J&J and the collaboration has enabled us to further build out this capability with non-dilutive capital.

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We have a natural products platform through which we believe we can discover biologically relevant molecules produced by microbes (e.g., bacteria or fungi) because ligand binding sites are generally conserved through evolution. We use this capability specifically for difficult drug targets where traditional synthetic chemistry has been unsuccessful. The strengths of this approach rely on two pieces: (1) an ultra-high throughput screening approach that can replicate the scale of testing 30,000 384-well plates per day and (2) a highly diverse library of hundreds of thousands of microbes sourced from around the globe. Our natural products platform is the focus of a target-specific collaboration with Pfizer, which has also enabled us to build out this capability with non-dilutive capital.

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Our covalent chemistry platform fuses cutting-edge medicinal chemistry with real-time data integration into our AI/ML engine. Leveraging our proprietary internal library targeting both cysteines and lysines, alongside external DNA-Encoded Libraries, we efficiently uncover chemical starting points and druggable pockets. Using these discoveries, we can further transition to non-covalent approaches. By integrating covalent chemistry, hit and pocket identification and vast proteome-wide selectivity data, our AI/ML platform generates interactive and predictive Connectivity Maps of covalent compounds and ligandable protein sites. With these Connectivity Maps and proprietary libraries, we believe we have created a differentiated solution to finding drug starting points.

Protein Therapeutics

We believe that protein therapeutics are ideal for extracellular targets particularly where multiple targets or receptors must be engaged for desired pharmacology. Within the protein therapeutic class, there are numerous formats that have been used in approved drugs, including monoclonal antibodies or their fragments, or Fab, bispecific antibodies, fusion proteins and VHH-based single domain antibodies and derivatives thereof. We believe VHH provide a superior platform for the development of next-generation protein therapeutics compared to conventional antibodies and fusion proteins because of their lower molecular weight, modularity, ease of engineering and manufacturing and developability characteristics—such as higher melting temperatures that are correlated with improved stability, which can simplify storage and transportation. In addition, VHH are typically more soluble than monoclonal antibodies, which can enable high-concentration formulations for sub-cutaneous dosing—preferred by patients and payors—compared to intravenous delivery. Like our small molecule research, we employ AI and ML models in developing our protein therapeutics. These models enable us to identify favorable combinations of VHH and help guide optimization of affinity, stability and developability.

The use of individual VHH domains and the ability to modify the number and relative arrangement of such domains, has the potential to allow us to create versatile molecules that can be combined to recognize distinct features of a particular target or multiple distinct targets. Combining multiple targeting molecules could enable us to create biparatopic antibodies, which use multiple binders on the same target to increase potency or receptor clustering, or against multiple receptor targets (e.g., bispecific or trispecific) to improve potency and cell type selectivity or induce novel cell-cell interactions. We believe the VHH platform also offers the flexibility to enable the inclusion of other technologies, such as half-life extension, use of multiple formats (e.g., Fc-based or linear), and the creation of non-antibody like geometric arrangements of binding domains, such as variable interdomain linker length to modulate spacing between binding elements, which can optimize binding selectivity and PK properties.

Our expertise and investment in protein production, purification and reconstitution enables us to take a structure-guided approach across our entire portfolio of small molecule and protein therapeutics, and provides an opportunity to address historically challenging targets, such as transcription factors. Transcription factors are difficult drug targets due to their inherent flexibility and poor behavior in the absence of stabilizing co-factors. Our team consists of scientists who have conducted and published leading research in the field of reconstituting functional transcription factor complexes for biochemical and structural characterization. We believe we can use structure-guided hit finding in such reconstitution processes and direct biochemical assessments to characterize hits, instead of relying on downstream, indirect phenotypic readouts that are poorly translatable to target-directed drug discovery.

Our Product Candidates

Our portfolio consists of six disclosed wholly owned immunology programs across two therapeutic modalities: small molecule and protein therapeutics. We believe that considering two modalities provides us with a better ability to select the right modality to most effectively treat the core biology problem we are aiming to address, and each of our modalities has well prescribed development and regulatory pathways. For our lead programs, we have prioritized targets that we believe are of high interest to pharmaceutical companies to provide partnering flexibility, and for which we believe the disease biology is relatively understood through the availability and use of genetic, clinical or translational information.

RIPK2

OD-07656, our oral small molecule RIPK2 scaffolding inhibitor product candidate, is entering Phase 2a development for the treatment of UC, one of the two main types of IBD. RIPK2 is a critical signaling protein of the innate immune system that responds to bacterial byproducts from the GI tract and has been implicated both as an initiator of IBD and a mechanism of resistance to standard of care therapies, including TNF and integrin blocking therapies. We believe that OD-07656, as either monotherapy or in combination with existing therapies, has the potential to break the current therapeutic ceiling in IBD.

OD-07656 is designed to be an advanced oral therapy that is amenable for broad use in patients with moderate to severe IBD, either as monotherapy or in combination, by addressing IBD at an upstream point in the immune response. By blocking RIPK2 scaffolding with XIAP, which we believe is critical to downstream pathway signaling and activation of proinflammatory cells of both the innate and adaptive immune systems, OD-07656 is designed to inhibit cytokine and chemokine expression that activate the adaptive immune response and propagate the inflammatory response, thereby reducing inflammation in the gut and allowing the epithelial lining of the GI tract to repair itself. OD-07656 is also designed to downregulate activity of innate immune system effector cells, such as neutrophils, which have been shown to directly damage the GI tract.

We completed a Phase 1 trial of OD-07656 in adult healthy volunteers in Australia in the fourth quarter of 2024, in which OD-07656 was well tolerated and provided continuous target coverage. We currently expect to commence a Phase 2a trial assessing OD-07656 as monotherapy in UC patients in the first quarter of 2025 and to release topline induction results in the first half of 2026. We also expect to commence a second Phase 2a trial assessing OD-07656 in combination with standard of care vedolizumab for induction therapy in UC patients, followed by OD-07656 maintenance monotherapy, in the first half of 2026 with topline combination induction results expected in mid-2027. We anticipate conducting our RIPK2 Phase 2a trials pursuant to CTAs at approximately 60 sites globally, including at sites we have identified in Australia, Austria, Canada, Czech Republic, Hungary, Jordan, Lithuania, Moldova, New Zealand, Poland, Romania, Turkey and Ukraine, pending submission of such CTAs and approval and clearance to proceed under them by the applicable regulatory authority. In the future, we intend to file an IND in the United States, and, if approved, open sites in the United States.

RIPK2 Function as a Signaling Node Mediates Inflammatory Bowel Disease

Activation of RIPK2 in innate immune cells is linked to multiple aspects of IBD pathogenesis through its role as a signal transducer and amplifier of cytokine production. Cytokine production induces an adaptive immune response. In addition to their role in cytokine production, activated innate immune cells can directly contribute to barrier disruption.

RIPK2 is expressed in innate immune effector cells in the intestine, primarily in monocytes, dendritic cells and macrophages. These innate immune effector cells detect the presence of bacteria and recruit, through cytokine production, adaptive immune cells, such as B cells and T cells, to respond to reduce the threat posed by bacteria. RIPK2 plays a key role in this process, as a signaling node within the innate immune cells that connects to the upstream NOD1 and NOD2 receptors. NOD1 and NOD2 are the only receptors known to be specifically activated by the presence of peptidoglycan, or PGN, which is a component of all bacterial cells. When NOD1 and NOD2 are activated by PGN, they bind to RIPK2, forming a signaling complex in which RIPK2 then undergoes a conformational change that enables it to become a scaffold that binds to X-linked inhibitor of apoptosis, or XIAP. Once bound to RIPK2, XIAP modifies RIPK2 so that it can bind and activate transforming growth factor-ß-activated kinase 1, or TAK1. The kinase function of activated TAK1 in turn activates both nuclear factor kappa B subunit 1, or NFkB, and mitogen-activated protein kinases, or MAPK, signaling pathways that mediate production and release of pro-inflammatory cytokines.

The graphic below illustrates the role of RIPK2 in the activation of the NFkB and MAPK signaling pathways that lead to production of pro-inflammatory cytokines.

RIPK2 Signaling Results from Binding to XIAP and its Subsequent Ubiquitination

PGN
NOD1/2
Ub
Ub
Ub
RIPK2
XIAP
BIR2
TAK1
NF-κB
MAPK
SIGNALING LEADING TO PRODUCTION
OF INFLAMMATORY CYTOKINES

The RIPK2 signaling pathway has been observed to have three primary effects on innate immune cells: (1) causing innate immune cells to produce proinflammatory cytokines, (2) amplifying production of cytokines induced by stimuli other than PGN that activate innate immune cells and (3) inducing an activated phenotype in innate immune cells, which, depending on the specific cell type, damages the surrounding normal tissue by killing intestinal epithelial cells and degrading the supporting extracellular structure. The cytokines directly induced or amplified by RIPK2, including TNF, TL1A, IL-23, interleukin 6, or IL-6, and interleukin 1, or IL-1, recruit and activate T cells to initiate an adaptive immune response that is not specific for bacteria, resulting in damage to intestinal epithelial cells.

The graphic below illustrates the role of RIPK2 in activating and amplifying immune response.

RIPK2’s Role in Innate Immune Activation and Adaptive Immune Response

Toll-like receptors, or TLRs, are another family of receptor proteins found in innate immune cells that respond to bacteria products other than PGN (i.e., LTA, flagellin and LPS). To show RIPK2’s role in amplification of TLR signaling, we conducted a study in which we exposed human peripheral blood mononuclear cells, or PBMCs, to a fragment of the bacterial byproduct PGN or a TLR agonist separately or PGN and a TLR agonist combined. When the cells were exposed to both PGN and TLR, we observed an increase in pro-inflammatory TNF production by between four and 10 times when compared to PGN or TLR alone.

Observed Increase in Pro-Inflammatory Cytokine Production by Human PBMCs When Exposed to Both PGN and TLR Agonists Over Either Alone

TNF, pg/mL
1000
800
600
400
200
0
RIPK2-dependent synergistic activity
TLR-only activity
PGN alone
TLR agonist alone
PGN + TLR agonist

Human PBMCs were stimulated for 24 hours by PGN fragment L18-MDP, a NOD2 agonist, or flagellin, a TLR5 agonist. Data from a single representative donor shown above as mean ± standard deviation; three individual donors tested total. PGN + TLR agonist co-stimulation resulted in significantly higher TNF production as compared to PGN alone, **** p < 0.0001, and TLR agonist alone, **** p < 0.0001. Statistical significance was calculated in GraphPad Prism 10.2.3 using one-way ANOVA.

In addition to RIPK2’s role in stimulating and amplifying the adaptive immune response, through cytokine production, innate immune cells, such as neutrophils, also express RIPK2 and become activated following exposure to PGN. Activated neutrophils have been observed to directly damage the epithelial lining and mucosal immune defense barrier of the GI tract by releasing human neutrophil elastases that degrade key components of the intestinal epithelial membrane, a3 and a4 chains of type IV collagen. As a result, the mucosal immune defense barrier of the membrane fails, allowing bacteria and bacterial byproducts access to deeper layers of the intestine creating a feed-forward response cycle. Since this tissue-damaging cycle only requires cells of the innate immune system, it may explain why therapies targeting the adaptive immune response, even when used in combination, induce remission in less than half of all patients. The ability of the innate immune system alone to initiate and sustain IBD is supported by experiments in animals that lack a functional adaptive immune system, such as in mice that lack recombination activating genes (RAG1 and RAG2), genes essential for the development of the adaptive immune cell. For example, CD40 stimulation in RAG1/2 knockout mice activates the innate intestinal immune system in the absence of any cells of the adaptive immune system and causes intestinal inflammation and tissue damage. The TRUC model, in which mice are genetically deficient in both T-bet (a transcription factor) and RAG2, provides another example where IBD occurs in the absence mature lymphocytes, the cells that mediate adaptive immune responses. In this model, the presence of specific but not pathogenic microbiota is sufficient to trigger the activation of the innate immune system, which leads to intestinal inflammation and damage.

Inflammatory Bowel Disease Background

IBD is a complex disease with many contributing factors, including genetic, environmental and immunologic factors, and is divided into two primary categories: UC, involving the innermost lining of the large intestine, and Crohn’s disease, which can affect the full thickness of the bowel wall and all parts of the GI tract. Both types are chronic, relapsing, remitting, inflammatory conditions of the GI tract that begin most commonly during adolescence and young adulthood. IBD is characterized by a breakdown of the epithelial lining of the intestines, which leads to an inflammatory response that is triggered by exposing deeper parts of intestinal tissue to the bacteria present in the lumen of the GI tract. The inflammatory response can further damage epithelial tissue in the GI tract and prevent healing of existing damage, resulting in a continuing, self-perpetuating cycle of damage to the intestine in IBD. In addition to direct disease impacts, patients with IBD experience negative impacts on their mental health, careers and quality of life as compared to healthy individuals as a result of their recurrent disease symptoms and the need to cycle through therapeutic options.

IBD is estimated to affect two-to-three million people in the United States and over six million people globally. The IBD market was approximately $16 billion in the United States and $23 billion globally in 2023 and is expected to grow to approximately $22 billion in the United States and $33 billion globally by 2030.

Approved biologics and those in late-stage development as well as targeted small molecule therapies only target cytokines that regulate downstream adaptive immune responses (e.g., TNF, IL-23 or TL1A) or block the recruitment and migration of adaptive immune cells (e.g., integrin or S1P1R), and therefore fail to address the inflammation and tissue damage caused directly by activated innate immune cells. Because existing therapies focus solely on the adaptive immune system, we believe that a novel therapy that blocks innate immune cell activation in response to microbial signals that initiate and drive IBD is needed. Cytokines and T cells within the adaptive immune system operate together through different mechanisms that are not inhibited by targeting only one aspect of the adaptive immune response. Although combinations of adaptive immune targeted therapies are currently being evaluated in clinical trials, we believe there are key limitations to this approach due to the number of cytokines and adaptive cell types involved downstream of the RIPK2 node. Moreover, these approaches leave the innate immune response unchecked, allowing for ongoing intestinal inflammation and epithelial barrier breakdown irrespective of cytokine blockade or reduced adaptive immune activation and recruitment.

Limitations of Existing IBD Therapies

A broad spectrum of cytokines and chemokines have been implicated in both UC and Crohn’s disease, several of which have been validated as drug targets to treat patients with moderate to severe IBD, starting with the TNF cytokine. Since the approval of the first TNF blocking agent, HUMIRA®, in 1998, a number of additional medicines targeting different cytokines or adaptive immune cells (e.g., integrins, IL-23, S1P1 and JAK) have been approved to treat IBD.

Despite the number of therapeutic options available today, remission rates remain modest; 20-30% of patients (placebo adjusted) will respond to a particular treatment and reach disease remission. In addition, up to 45% of those who do initially respond to therapy eventually lose response over time and no approved therapies have addressed fibrostenotic disease. This leads to many patients having to cycle through therapies throughout their lives. In addition, some therapies, such as JAK inhibitors have a black-box warning for the risk of fatal cardiovascular events.

The placebo-adjusted clinical remission rates for drugs currently approved to treat UC and Crohn’s disease, targeting TNFs, integrins, IL-23, S1P1 or JAK, range from 8% to 26% for UC and 6% to 21% for Crohn’s disease, based on consolidated results from the respective approval studies summarized in Section 14 of their FDA labels. There are also two product candidates in development targeting integrins and TL1A, respectively, for which reported clinical trial results show an absolute clinical remission rate of 26% in an open-label trial in UC, a placebo-adjusted clinical remission rate of 25% in UC and a historical placebo-adjusted clinical remission rate of 33% in an open-label trial in Crohn’s disease.

Based on the observed limitations of the advanced therapies, we believe that there is considerable interest for improved efficacy in UC and Crohn’s disease treatments, either through novel therapeutic mechanisms or by combining approved agents. We believe the underlying reason for the lack of transformative benefit to date is due to the number of cytokines and chemokines activated downstream of RIPK2 that have overlapping and redundant pathogenic effects in IBD, and the focus of existing therapies solely on the adaptive, and not the innate, immune system.

Potential for RIPK2 Inhibition Across IBD Patients

Activated RIPK2 has been observed in IBD across multiple preclinical analyses and studies. In particular, ubiquitin side chains have been observed on RIPK2, which is a post-translational modification (ubiquitination) understood to be formed only following RIPK2 activation by XIAP. As reflected in the graphic below, biopsy samples from both UC and Crohn’s disease patients were reported by a third party in the article titled “Simultaneous substrate and ubiquitin modification recognition by bispecific antibodies enables detection of ubiquitinated RIP1 and RIP2” published in Volume 17, Issue 819 of Science Signaling, to have elevated levels of ubiquitin side chains on RIPK2 compared to non-IBD patients, suggesting that RIPK2 was activated in IBD patients.

Increased Levels of Activated (Ubiquitinated) RIPK2 in Patients with UC and Crohn’s Disease

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Relative intensity of RIPK2-Ub
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Statistical significance was calculated with Mann-Whitney test; *** = p < 0.001.

Human genetic studies have identified single nucleotide polymorphisms, or SNPs, in two genes known to regulate RIPK2 activity and that are associated with increased risk of IBD: ATG16L1 (hazard ratio, or HR, of 1.2) and CARD9 (HR of 1.2). These SNPs result in a partial loss of function that is expected to increase RIPK2 activity in people carrying these genetic variants. In addition, there are distinct CARD9 SNPs that are associated with reduced risk of IBD (HR of 0.3-0.4).

In an internal analysis, we used our proprietary gene signature that measures levels of RNA made by a specific set of genes that we believe are regulated by RIPK2, following PGN stimulation. We refer to such levels using gene set variation analysis, or GSVA, of the RIPK2 gene signature. The chart below illustrates the results of a preclinical analysis, using third-party data from UC and Crohn’s disease patients in “Ulcerative colitis mucosal transcriptomes reveal mitochondriopathy and personalized mechanisms underlying disease severity and treatment response” published in Volume 10 of Nature Communications and in “IL-1-driven stromal–neutrophil interactions define a subset of patients with inflammatory bowel disease that does not respond to therapies” published in Volume 27 of Nature Medicine, and deposited in the Gene Expression Omnibus, that we conducted with a proprietary gene signature that shows RIPK2 dependent gene expression in intestinal biopsies from UC and Crohn’s disease patients compared to healthy subjects. In this analysis, we observed that UC and Crohn’s disease patients, and in particular patients in the more severe disease categories, had a greater incidence of the RIPK2 GSVA (i.e., RIPK2 gene activation).

Expression of Genes Induced by Active RIPK2 was Increased in Patient Biopsies from UC and Crohn’s Disease Patients; Highest Expression Observed in Moderate and Severe Patients

The dashed line indicates 99th percentile of the patient’s t-distribution derived from the healthy control group (GSVA cutoff for the panel of UC=0.46 and Crohn’s disease=0.42). This value was used as a cutoff for patient-level determination of elevated RIPK2 signaling. Statistical significance was calculated with a Mann Whitney U-Test.

We have also measured our proprietary RIPK2 gene signature in a preclinical study of IBD patient biopsy samples both before and after treatment with approved drugs used to treat IBD. In this study and as set forth in and below the following figure, we observed that RIPK2 GSVA levels had a statistically significant decrease following treatment with several standard of care IBD therapies (infliximab, vedolizumab and ustekinumab) in a majority of patients who responded to treatment, whereas pre- and post-treatment GSVA levels were statistically indistinguishable in a majority of patients who did not respond to treatment. Based on our observations, we believe that RIPK2 is activated in most IBD patients before treatment and remains activated in IBD patients who fail to respond to approved IBD therapies. We believe inhibiting RIPK2 as a treatment method has the potential to serve as a first-line therapy for patients with moderate to severe IBD and as a second-line treatment in patients who have been previously treated but have not responded to standard of care therapies, including infliximab, vedolizumab or ustekinumab.

The charts below show the results of an analysis we conducted on public data sets described below.

Observed RIPK2 Gene Signature Expression Rates Remained Elevated in Non-Responders to Currently Available Therapies vs. Responding Patients

The infliximab and vedolizumab datasets used inflamed mucosal tissue and all patients in the dataset were included in the analysis. The ustekinumab dataset used uninflamed mucosal tissue and therefore the analysis was performed on a subset of patients (53%) having evidence of RIPK2 activation at baseline (GSVA score > 0.1).

Note: ** = p < 0.01; *** = p < 0.001; **** = p < 0.0001; n.s. = not significant.

The infliximab dataset included samples from 12 healthy subjects as a comparator (mean signature score = -0.71). The gene signature was observed to decrease selectively in responder populations post-treatment (n=8, mean pre-treatment score=0.23, mean post-treatment score=-0.61). At 80% power and p=0.05 significance, the analysis was designed to be sufficient to detect significant decreases to less than a mean post-treatment score of -0.22. There was no significant decrease observed in the non-responder populations post-treatment (n=15, mean pre-treatment-score =0.54, mean post-treatment score=0.22. At 80% power and p=0.05 significance, the analysis was designed to be sufficient to detect significant decreases to less than a mean post-treatment score of 0.076.

The vedolizumab dataset included samples from 12 healthy subjects as a comparator (mean signature score = -0.71). The gene signature was observed to decrease selectively in responder populations post-treatment (n=16, mean pre-treatment score=0.10, mean post-treatment score=-0.60). At 80% power and p=0.05 significance, the analysis was designed to be sufficient to detect significant decreases to less than a mean post-treatment score of -0.27. There was no significant decrease observed in the non-responder populations post-treatment (n=6, mean pre-treatment-score =0.26, mean post-treatment score=0.33. At 80% power and p=0.05 significance, the analysis was designed to be sufficient to detect significant decreases to less than a mean post-treatment score of -0.78.

The ustekinumab dataset included samples from 26 healthy subjects as a comparator (mean signature score = -0.29). The gene signature was observed to decrease selectively in responder populations post-treatment (n=17, mean pre-treatment score=0.44, post-treatment score=0.038). At 80% power and p=0.05 significance, the analysis was designed to be sufficient to detect significant decreases to less than a mean post-treatment score of 0.052. There was no significant decrease observed in the non-responder populations post-treatment (n=8, mean pre-treatment-score =0.57, mean post-treatment score=0.37. At 80% power and p=0.05 significance, the analysis was designed to be sufficient to detect significant decreases to less than a mean post-treatment score of -0.049.

In another preclinical study reflected below, we evaluated inflammatory and fibrotic gene expression in human IBD biopsies treated with OD-07656. Multiple biopsies from inflamed mucosa of IBD patients were collected and cultured with either 1μM of OD-07656 or vehicle control, followed by gene expression analysis using RNA sequencing. We observed a statistically significant reduction in the RIPK2 gene signature relative to random permutations. In addition, we assessed the treatment effect of OD-07656 using published gene expression profiles associated with activation of inflammatory and fibrosis pathways. We observed a statistically significant reduction in an inflammatory monocyte signature (M5) and an inflammatory fibroblast signature (M4) reported in “IL-1-driven stromal–neutrophil interactions define a subset of patients with inflammatory bowel disease that does not respond to therapies” published in Volume 27 of Nature Medicine, a TNF-mediated inflammation signature, defined as the union between sets N00446 (TNF-jun N-terminal kinases, or JNK), N00444 (TNF-p38), and N00151 (TNF-NF-kB) (KEGG pathway) and in a Crohn’s disease-penetrating fibrosis dataset published by “Reverse translation approach generates a signature of penetrating fibrosis in Crohn’s disease that is associated with anti-TNF response” published in Volume 71, Issue 7 of Gut.

RIPK2 Inhibition Reduced Expression of Inflammation and Fibrosis-Associated Gene Sets

Inflammatory pathways
Fibrosis pathways
Average fold-change (log2) relative to vehicle
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Crohn's disease-Penetrating fibrosis

The figure above depicts data from a total of nine biopsy pairs across seven patients (Crohn’s disease, n=3; UC, n=4). The barplots indicate fold-change in expression of gene sets between OD-07656 treatment and control, error bars indicate standard deviation and p-values indicate enrichment of gene sets among downregulated genes. To calculate p-values relative to fold-change distributions, genes were randomly permuted 1000 times with a total of 20 genes in each permutation. Average-fold-change was calculated for each permutation, creating a null distribution from which the p-value was determined. The fold-change cutoff for p=0.05 significance is -0.30. Average-fold-change in each of the gene sets listed in the figure in order of left to right is -0.51, -0.38, -0.47, -0.48 and -0.68, and average fold-changes in each gene set included above were statistically significant.

Based on the observations described above, we believe that RIPK2 was active in patients with IBD and that sustained RIPK2 gene expression in patients non-responsive to standard of care therapies suggests this pathway may be responsible for resistance. In addition, we believe the concordance between decreases in the RIPK2 gene signature and published gene signatures of inflammation and fibrosis following treatment with OD-07656 suggests potential benefits on reducing inflammatory signaling and fibrosis. We believe that reducing fibrosis in IBD patients may prevent serious long-term manifestations of the disease that are linked to surgical interventions and morbidity.

Our Solution—RIPK2 Scaffolding Inhibitor (OD-07656)

OD-07656 is designed to be an advanced oral therapy that is amenable for broad use in moderate to severe IBD patients, either as monotherapy or in combination. By blocking RIPK2 scaffolding with XIAP, which we believe is critical to downstream pathway signaling and activation of proinflammatory cells of both the innate and adaptive immune systems, OD-07656 is designed to inhibit cytokine and chemokine production that activate the adaptive immune system and propagate the inflammatory response to reduce inflammation in the gut and allow the epithelial lining of the GI tract to heal. OD-07656 is also designed to downregulate activity of innate immune system effector cells, such as neutrophils, which have been shown to directly damage the GI tract.

Preclinical Data

We have conducted a number of preclinical studies to examine the role of RIPK2 and OD-07656 and we believe our preclinical data supports the potential of OD-07656 as an oral treatment to suppress microbial signaling from PGN and reduce amplification of the innate immune response following exposure to microbiota, with potential to be used as a monotherapy or combination therapy. In our preclinical studies, we observed that RIPK2 inhibition has the potential to be additive or synergistic with standard of care therapies to reduce cytokine production, which may improve remission rates and prevent the development of resistance. Finally, the effects of RIPK2 scaffolding inhibition using OD-07656 in our preclinical observations to date have been consistent across healthy and diseased human cells and potency in human cells was observed to be generally consistent with activity in murine cells in vitro, in vivo and ex vivo, which enables development of in vitro-in vivo correlations to inform dose selection and assessment of a PK-PD relationship in clinical development.

As part of our preclinical development, we conducted a study where we stimulated human monocytes or a human NOD2 reporter cell line with a NOD2 agonist and treated either with OD-07656 or the active metabolite of GSK2983559, a RIPK2 kinase inhibitor that was discovered by GSK plc, which we refer to as RIPK2 Kinase Inhibitor 1, to measure potential differences in impact on RIPK2 inhibition. The structure of GSK2983559 and the active metabolite were described in the article titled “Discovery of a First-in-Class Receptor Interacting Protein 2 (RIP2) Kinase Specific Clinical Candidate, 2-((4-(Benzo[d]thiazol-5-ylamino)-6-(tert-butylsulfonyl)quinazolin-7-yl)oxy)ethyl Dihydrogen Phosphate, for the Treatment of Inflammatory Diseases” published in Volume 62, Issue 14 of the Journal of Medicinal Chemistry. The comparisons and results described below using the RIPK2 kinase inhibitor may differ in material ways from third-party studies that use such inhibitor. In our study comparing OD-07656 and RIPK2 Kinase Inhibitor 1, we observed differentiation of our scaffolding approach on RIPK2 activation (ubiquitination) and on multiple downstream steps indicative of RIPK2 pathway activity (e.g., NF-kB activation and phosphorylation of p38 and JNK) from RIPK2 Kinase Inhibitor 1 under the same conditions. The graphics below illustrate the results from our study. As set forth below, we observed a blockade of downstream activation steps by scaffolding inhibition but not kinase inhibition at concentrations of 33 nM and above. Even at concentrations up to 1000 nM, the kinase inhibitor did not show greater than 50% inhibition of NF-kB, a transcription factor believed to play a key role in inflammatory processes.

OD-07656 Scaffolding Inhibition Reduced RIPK2 Activation (Ubiquitination) for Downstream Signaling (MAPK, JNK, NF-kB)

Left panel: Activated human macrophages were stimulated with the PGN fragment L18-MDP, a NOD2 agonist, for 30 minutes. RIPK2 ubiquitination was measured by immunoprecipitation of total ubiquitinated proteins using a ubiquitin specific antibody (anti-FK2) followed by detection of RIPK2 by immunoblot. RIPK2 pathway activation was then assessed by measuring phosphorylation, a measure of cell signaling, of p38, phosphorylation of JNK, and degradation of IkB ± using immunoblot of indicated proteins in whole cell lysate. Data from a single representative experiment shown above; RIPK2 ubiquitination was observed in two independent experiments and RIPK2 pathway activation was observed in three independent experiments.

Right panel: HEK-Blue hNOD2 reporter cells were stimulated with the PGN fragment L18-MDP, a NOD2 agonist, for 24 hours. Average dose-response curves for OD-07656 (n=3) and a RIPK2 kinase inhibitor 1 (n=2) shown.

In another preclinical study, we observed OD-07656 to achieve greater maximal inhibition of disease relevant cytokines (TNF, TL1A and IL-23) than RIPK2 Kinase Inhibitor 1 in human macrophages stimulated with PGN. The graphs below show the levels of cytokine inhibition observed following dosing with OD-07656 and RIPK2 Kinase Inhibitor 1. These graphs support our hypothesis that changing the structure of RIPK2 by blocking XIAP from binding inhibits the production of downstream proinflammatory cytokines more effectively than RIPK2 Kinase Inhibitor 1.

OD-07656 Treatment Resulted in Greater Cytokine Inhibition vs. Kinase Inhibition Alone

Activated human macrophages were stimulated with the PGN fragment L18-MDP, a NOD2 agonist, for 24 hours. Average dose-response curves of OD-07656 (n=3) and RIPK2 Kinase Inhibitor 1 (n=3) for inhibition of TNF, TL1A, and IL-23 shown. Average data shown as mean ± standard error of the mean.

We believe OD-07656 has the potential to be a potent and selective inhibitor of PGN induced cytokine production. In another study comparing the effect of OD-07656 on TNF production from three off-target innate immune receptors, TLR5, TLR4 and TLR2, we did not observe any effect of OD-07656 on TLR induced signaling at concentrations greater than 100 times the EC90, a concentration to achieve 90% inhibition effect, for PGN mediated TNF production. We believe that this selectivity can prevent adverse immunosuppression, allowing cells to respond to other pathogenic bacteria and prevent increased infection risk. The charts below show results from this study using the indicated agonist. At OD-07656 concentrations of less than 10 nM, we observed 100% inhibition of TNF from PGN, whereas at concentrations approximately 100 times higher, 1000 nM, we observed no significant inhibition of TNF from activators of other innate immune receptors, suggesting highly potent and selective activity of OD-07656 for only NOD1 or NOD2 mediated signaling from PGN.

OD-07656 Was Highly Selective—Capable of Inhibiting TNF from NOD2 Agonism (On-Target) While Sparing TNF Production From Off-Target Immune Receptors (TLR5, TLR4 and TLR2)

Human monocytes were stimulated with the indicated agonist for 24 hours. Dose-response curve of OD-07656 for inhibition of TNF following stimulation with the PGN fragment L18-MDP (n=7), flagellin (n=4), LPS (n=4), or Pam3csk4 (n=4) shown. Average data shown as mean ± standard error of the mean.

Given the safety profile of OD-07656 we observed in preclinical studies, we believe that it has the potential to be combined with standard of care therapies targeting the adaptive immune system to produce greater therapeutic results for patients. Similar to the effect of RIPK2 inhibition on the exaggerated innate immune response to multiple microbial ligands, we believe RIPK2 can also modulate the exaggerated response observed when TNF is activated alongside PGN. In addition, we observed in a study that while monotherapy treatment of RIPK2 or TNF blocking agents have similar effect on IL-6 levels in murine lamina propria mononuclear cells, or LPMCs, which are mucosal membrane cells in mice, the combination of both reduces IL-6 activation to unstimulated levels.

The graphs below show the effect we observed on IL-6 levels in human monocytes stimulated with TNF or PGN or a combination of both and exposed to 100 nM of OD-07656 and murine LPMCs stimulated with phorbol 12-myristate 13-acetate, or PMA, ionomycin and PGN to mimic the simultaneous activation of the adaptive and innate immune systems. The elevated levels of IL-6 we observed when stimulated by PGN and TNF aligns with our belief of the dual roles of RIPK2 as a signal transducer and amplifier. We believe the significant decrease in IL-6 levels observed from OD-07656 alone in the human model and OD-07656 both alone and with a TNF blocker, anti-mouse TNFa manufactured by Bio X Cell (catalog number BE0058), in the murine model suggests RIPK2 inhibition is important in reducing proinflammatory cytokines.

Treatment with OD-07656 Reduced IL-6 Levels in PGN and TNF Stimulated Human Monocytes and in Combination with TNF Blocker (Anti-TNF) in Murine LPMC Models

Left panel: Human monocytes were stimulated for 24 hours by PGN fragment L18-MDP, a NOD2 agonist, or recombinant human TNF or a combination of both. Data is pooled from 13 individual donors and shown as mean ± standard error of the mean. Statistical significance was calculated in GraphPad Prism 10.2.3 using one-way ANOVA; ** = p < 0.01; *** = p < 0.001; n.s. = not significant.

Right panel: Murine LPMCs isolated from inflamed colons of 3% DSS mice and activated in vitro with a combination of the PGN fragment C12-iE-DAP (NOD1 agonist), PMA, and ionomycin. Data from a single representative experiment shown above as mean ± standard deviation, a total of 3 individual experiments were performed. Statistical significance was calculated in GraphPad Prism 10.2.3 using one-way ANOVA; **** p < 0.0001.

We have also observed this synergy in combination with other standard of care therapies for IBD. For example, in one of our preclinical studies where we combined OD-07656 and upadacitinib, an approved JAK inhibitor, we observed that the combination had the potential to not only deepen activity of either agent alone, but to reduce inflammation to baseline or below, as seen with IL-6 and IFNg in the below graphs.

Treatment with OD-07656 Reduced IL-6 and IFNg Levels in PMA, Ionomycin and PGN Stimulated Murine Models Both as Monotherapy and in Combination with a JAK Inhibitor (JAKi)

Murine LPMCs isolated from inflamed colons of 3% DSS mice and activated in vitro with a combination of the PGN fragment C12-iE-DAP (NOD1 agonist), PMA, and ionomycin. Data from a single representative experiment shown above as mean ± standard deviation, a total of 3 individual experiments were performed. Statistical significance was calculated in GraphPad Prism 10.2.3 using one-way ANOVA; * = p < 0.05; ** = p < 0.01; *** = p < 0.001; **** = p < 0.0001.

The mechanisms of action of certain other approved drugs for IBD, including vedolizumab, do not translate to effects in the in vitro model systems described above for TNF blockers and JAK inhibitors. Specifically, the mechanism of action of vedolizumab requires that the drug blocks the recruitment of T cells from the circulation into the intestinal tissue, which cannot be recapitulated in this in vitro model. As a result, we have not similarly tested OD-07656 in certain other combinations, including with vedolizumab.

Translational Data

To assess the potency of RIPK2 inhibition across human cells, we selected a panel of different immune cells from healthy donors, including macrophages, monocytes and dendritic cells, and observed similar potency (0.5 – 2.0 nM IC50, the measure of the concentration required to inhibit a process by 50%, for TNF production) across each type of cell following stimulation with PGN. We believe this consistency suggests that there will be predictable target coverage across RIPK2 expressing cells relevant to disease.

Thereafter, to assess the potency of RIPK2 inhibition in human cells relevant to IBD, we isolated LPMCs from colon tissue biopsies of patients with Crohn’s disease who had either not received advanced therapies or were resistant to such therapies. Similar to the experimental design in healthy human immune cells, we exposed the Crohn’s disease patients’ LPMCs to PGN after treatment with OD-07656 and observed an IC50 for TNF production of approximately 1 nM with inhibition greater than 80% in both groups. We believe these results suggest RIPK2 inhibition may be a promising treatment option for both newly diagnosed and refractory IBD patients.

The table to the left below lists the observed potency of OD-07656 at inhibiting TNF production across a number of relevant cell types. The graph to the right below illustrates the TNF inhibition we observed in LPMCs from colon tissue taken from representative Crohn’s disease patients with active disease, after we treated such LPMCs with OD-07656 prior to stimulation with PGN fragment for 72 hours. Two samples were from patients who had no known treatment with anti-TNF drugs and four were from patients who were anti-TNF drug resistant. We observed that the LPMCs from both anti-TNF naïve and anti-TNF resistant patients were sensitive to RIPK2 inhibition.

OD-07656 was a Potent Inhibitor of TNF Across Cells of Anti-TNF Resistant and Naïve Patients

Human LPMCs isolated from inflamed resected intestinal tissue from Crohn’s disease patients and stimulated for 72 hours by the PGN fragment L18-MDP, a NOD2 agonist. Dose-response curve of OD-07656 for inhibition of TNF in anti-TNF resistant (n=4) or anti-TNF naïve (n=2) shown. Average data shown as mean ± standard error of the mean.

In Vivo Murine Models

Given the complex and heterogenous nature of human IBD, we do not believe that any single preclinical model has emerged as being strongly predictive for human efficacy or for providing a comparison of the therapeutic potential of different compounds or mechanisms. However, there are three preclinical models where approved cytokine therapies have been observed to be active and where we believe a genetic link to RIPK2 has been suggested through siRNA or gene knockout. We, and others, have similarly observed that the pharmacologic inhibition of RIPK2 is effective on one or more measures of disease in each of these models.

The table below sets forth these three models and their microbiota, genetic or pharmacologic link to RIPK2 inhibition, and approved agents that have also demonstrated the potential translatability of these results to human.

Comparison of Murine Model Responses Across RIPK2 Programs

Note: Activity of anti-IL-23 and anti-TNF has been shown in the TNBS murine model, which is similar to DNBS.

Two of these models, T-bet-/- RAG2-/- UC, or TRUC, and SAMP1/YitFc, have been shown to be microbiota dependent. Boehringer Ingelheim published positive results in 2021 using their RIPK2 scaffolding inhibitor in the TRUC model, characterized by microbe-driven inflammation of the large intestine. Given the activity observed with their RIPK2 inhibitor in that model, we elected to test a close analog of OD-07656 in the SAMP1/YitFc model, which is characterized by spontaneous inflammation of the small intestines and where activity has been observed with anti-TNF therapy. In this model, we observed a statistically significant reduction in TNF gene expression in the intestine and, more importantly, a significant reduction in the histology score in the intestine, which we believe is a more accurate assessment of disease activity than cytokine production, since it captures cellular and structural changes in the intestine.

The graphs below show the reduction in TNF levels and reduced histology score we observed from our preclinical study described above. In the study, we treated age-matched SAMP1/YitFc mice (7-8 weeks old) daily with 200 mg/kg of a close analog of OD-07656 or with a control vehicle for eight weeks after which TNF gene expression and intestinal pathology were assessed.

Treatment of Mice with OD-07656 Analog Observed to Reduce TNF Production and Severity of Ileitis

Left figure presents TNF fold-change based on the relative RNA expression compared to age-matched non-disease animals in vehicle group (N=9) and RIPK2 treatment group (N=15). Right figure presents total histology score in vehicle group (N=10) and RIPK2 treatment group (N=15). Statistical significance was calculated in GraphPad Prism 10.2.3 using unpaired t test; * = p < 0.05; *** = p < 0.001.

To test the relationship between PK and PD, effect (e.g., reduction of cytokine production systemically and in the colon), we used a PGN stimulation PK/PD model. In this model, we dosed mice with OD-07656 ranging from 100-300 mg/kg, which achieved trough concentrations of OD-07656 of 1-10 nM in the blood and at the time the trough concentration was measured we administered the PGN stimulus. We observed reductions in TNF in the plasma and in colon tissue following PGN stimulation in mice treated with OD-07656. The graphs below show the statistically significant reduction of TNF levels in the plasma and colon tissue of the mice observed following OD-07656 doses greater than or equal to 100 mg/kg. The figure to the right shows that doses of OD-07656 equal to or greater than 100 mg/kg were observed to achieve trough concentrations of OD-07656 that were greater than 1 nM in plasma. The observations from this preclinical study further support our belief that RIPK2 inhibition with OD-07656 has the potential to significantly reduce signaling leading to TNF production, which we believe is a key mediator of inflammatory damage in IBD patients.

OD-07656 Treatment Led to Dose Dependent Reduction in TNF Expression in Plasma and Colon Tissue in Murine Models

Data is shown as mean ± standard error of the mean. Each dot represents an individual mouse excluding identified outliers. For plasma samples group sizes are as follows control (n=4), vehicle (n=8), 1 mg/kg OD-07656 (n=9), 10 mg/kg OD-07656 (n=9), 100 mg/kg OD-07656 (n=8), and 300 mg/kg OD-07656 (n=9). For colon tissue samples group sizes are as follows control (n=4), vehicle (n=10), 1 mg/kg OD-07656 (n=10), 10 mg/kg OD-07656 (n=10), 100 mg/kg OD-07656 (n=10), and 300 mg/kg OD-07656 (n=10). Identification of outliers within groups was performed using the GraphPad Prism “Identify Outlier” function and applying Method “ROUT” and setting the remove outlier parameter at Q = 1%. Statistical significance was calculated in GraphPad Prism 10.2.3 using one-way ANOVA; ** = p < 0.01; **** = p < 0.0001.

We then integrated the in vivo PGN challenge model with an ex vivo PGN challenge model. In the ex vivo PGN challenge model, we dosed mice and then drew their blood approximately three hours later. The blood was subsequently stimulated with PGN and we assessed TNF levels approximately four hours later. The aim of this study was to determine if results in the ex vivo stimulation assay would be similar to in vivo results. We observed a similar relationship between cytokine inhibition and potency between the models, with free drug levels of 1.5-2 nM inhibiting TNF production by 50%.

The concentrations required in these two murine models for inhibition were also similar to the concentration required for 50% target inhibition in human whole blood (0.2 nM free drug), suggesting concordance between the murine in vivo and ex vivo results and concentrations required for similar effect in human cells. We believe these data support the use of an in vitro human whole blood assay in our Phase 1 healthy volunteer trial to predict the dose required for a desired level of RIPK2 inhibition and inform dose selection for subsequent clinical trials in IBD patients. The illustration to the left below summarizes the design of both the preclinical in vivo PGN challenge model and the preclinical ex vivo PGN challenge model. The graph to the right below illustrates the increasing level of TNF inhibition at higher concentrations of OD-07656, and the table below sets forth the observed total and free drug potency in vitro with human blood, and in vivo and ex vivo using mouse blood as reflected by IC50 and IC90 values, which represent 50 and 90% inhibition, respectively. The concordance across the measured values suggests an ex vivo stimulation assay may be used in clinical development to inform in vivo cytokine inhibition.

In Vivo and Ex Vivo Murine Challenge Model Design and Results and Human In Vitro Results

In the dose response curves, each dot represents an individual mouse excluding identified outliers. In vivo data is pooled from six independent studies with TNF inhibition shown for 212 mice. Ex vivo data is pooled from two independent studies with TNF inhibition shown for 48 mice. The dose-response curves were overlayed and analyzed in GraphPad Prism 9.2 by nonlinear regression using the “log(inhibitor) vs. normalized response – Variable slope” function with the constraint that Hill slope > 1. Identification of outliers within groups was performed using the GraphPad Prism “Identify Outlier” function and applying Method “ROUT” and setting the remove outlier parameter at Q = 1%. Human whole blood was stimulated with the PGN fragment L18-MDP, a NOD2 agonist, for 24 hours and TNF inhibition by OD-07656 was evaluated, data shown as the geometric mean +/- standard error of the mean from 34 healthy donors.

OD-07656 Phase 1 Clinical Trial

We commenced dosing in a Phase 1 clinical trial in healthy adult volunteers in the first quarter of 2024 and completed dosing in the fourth quarter of 2024. This first-in-human, four-part, double-blind trial was designed to investigate the safety, tolerability, PK and PD of OD-07656 in a single ascending dose (SAD, part one) and multiple ascending doses (MAD, part two). In the MAD portion, patients received a dose of OD-07656 once or twice daily for 14 days. Parts three and four of the trial were designed to investigate food-effect and potential for drug-drug interactions, respectively. The primary objective was to assess safety and tolerability, and the secondary objective to assess PK. Exploratory endpoints included an ex vivo PGN stimulation assay to determine PD effects.

The trial included six SAD cohorts that received doses from 3 to 200 mg, with each cohort consisting of eight participants with six active and two placebo. There were four MAD cohorts that received doses from 10 mg once daily up to 50 mg twice daily, or BID, with each cohort consisting of eight participants with six active and two placebo. All dose levels have been generally well tolerated with no serious adverse events, or SAEs, dose-limiting toxicities or suspected unexpected serious adverse reactions, or SUSAR. In part three of the trial, food effect was tested and there was no difference in PK observed between fasted and fed states. In part four of the trial, a potential drug-drug interaction, or DDI, that could result in reduced midazolam exposure was tested and no decrease was observed. This cohort enrolled 12 participants and dosed each of them with 20 mg BID.

Safety assessments have been completed across all four cohorts (SAD, MAD, food-effect and DDI) and no SAEs or dose-limiting toxicities, or DLTs, were identified. The majority of treatment emergent adverse events, or TEAEs, among OD-07656 treated participants were Grade 1 (mild) with the following exceptions. There was one Grade 3 (severe) TEAE in the 20 mg BID DDI cohort, neutropenia, that was determined as possibly related to treatment. There were also eight Grade 2 (moderate) TEAEs including alanine transaminase, or ALT, and aspartate transaminase, or AST, increases and hyperglycemia in the 200 mg SAD cohort, pyrexia and neutrophil count decreases in the 50 mg BID MAD cohort, and neutrophil count decreases (n=2) and ALT increases in the 20 mg BID DDI cohort.

PK analysis in MAD and DDI groups show proportionality of steady state exposures with dose.

Summary of Pharmacokinetics in MAD and DDI Dose Groups

In this trial, we also utilized an ex vivo PGN stimulation assay measuring TNF to confirm target and pathway inhibition. Based on the results from this assay, tolerable doses have been identified that we believe may be efficacious in patients with IBD. In the figure below, the results of the ex vivo stimulation assay in participants treated with OD-07656 doses of 10-50 mg BID after 1 and 14 days of dosing are shown. Based on the area under the curve, or AUC, for TNF release at steady state (day 14) over the dosing interval of 12 hours, a dose of 20 mg BID inhibits TNF release by 90% and achieves similar inhibition as the higher doses tested.

Summary of Pharmacodynamics in MAD and DDI Dose Groups

PGN-Stimulated TNF inhibition, AUC 0-12 hours
300
100
30
10
Placebo
10 mg
20 mg
30 mg
50 mg
OD-07656, BID
Day 1
Day 14

We have selected a 20 mg twice daily dose as the maximal dose level to be tested in our planned Phase 2a clinical trial. Based on this projected dose and the results from 3-month rat and dog GLP-toxicology studies that we conducted, we believe we may observe an up to 23x margin over the no observed adverse effect level, or NOAEL. We are currently conducting 9-month chronic toxicology studies and expect to complete these studies in mid-2025.

Planned OD-07656 Phase 2a Trials in Patients with Moderate to Severe UC

We plan to initiate two signal-seeking Phase 2a trials, with approximately 50 to 60 patients with moderate to severe UC in the monotherapy trial and 60 to 80 patients with moderate to severe UC in the combination trial. We currently expect to commence a Phase 2a trial assessing OD-07656 as monotherapy in UC patients in the first quarter of 2025 and to release topline induction results in the first half of 2026. We also expect to commence a second Phase 2a trial assessing OD-07656 in combination with standard of care vedolizumab for induction therapy in UC patients in the first half of 2026 with topline combination induction results expected to be released in mid-2027. We anticipate conducting our RIPK2 Phase 2a trials pursuant to CTAs at approximately 60 sites globally, including at sites we have identified in Australia, Austria, Canada, Czech Republic, Hungary, Jordan, Lithuania, Moldova, New Zealand, Poland, Romania, Turkey and Ukraine, pending submission of such CTAs and approval and clearance to proceed under them by the applicable regulatory authority. In the future, we intend to file an IND in the United States, and, if approved, open sites in the United States.

We selected vedolizumab as the first agent for combinations due to its position as a first line advanced standard of care therapy for most UC patients, its favorable safety profile compared to other advanced agents, expected complementary mechanism of action to OD-07656, gut restricted mechanism of action, and translational evidence supporting RIPK2 activation as a potential resistance mechanism.

The primary endpoint for both Phase 2a trials is expected to be change from baseline in modified Mayo Clinic score following 12-week induction therapy. Secondary endpoints at week 12 are expected to include proportion of participants achieving clinical remission, response by Robart’s histopathology index and Mayo endoscopic score, or MES. We plan to assess additional exploratory endpoints retrospectively using pre-treatment and post-treatment biopsies to explore the prognostic value of the RIPK2 gene signature or genetic mutations that increase the activity of RIPK2 (e.g., ATG16L1 and CARD9) for future patient selection strategies or correlation with long-term disease outcomes (e.g., fibrosis resolution and mucosal healing). Following the induction period in the monotherapy trial patients will continue on vedolizumab maintenance therapy for 40 weeks and in the combination trial patients will continue on OD-07656 for 40 weeks to assess the ability of our oral therapy to maintain or deepen response after combination induction therapy.

OD-07656 Planned Phase 2a Trial Designs

Following completion of these clinical trials, we plan to discuss the results with regulators to determine the need for future clinical trials and may initiate additional signal seeking studies in other diseases we believe may be amenable to RIPK2 inhibition, including Crohn’s disease and spondyloarthritis, a type of immune mediated arthritis commonly associated with IBD and gut inflammation.

IRAK4

Our oral small molecule scaffolding inhibitor of IRAK4 is designed to block inflammatory signaling by the myddosome, a protein complex found in multiple cell types across tissues, which serves as a key junction of inflammatory signaling where innate immune signals converge to initiate a broad downstream cytokine response. We believe IRAK4 scaffolding inhibition has the potential to be developed for multiple inflammatory diseases, including AD, HS and OA. Our program is designed to address the shortcomings of other programs targeting IRAK4, including small molecule IRAK4 kinase inhibitors and degraders, by achieving the desired pharmacology to block cytokine production across disease-relevant cell types, whether they are cells of the immune system or otherwise (e.g., myeloid and non-myeloid cells). The data presented below is based on a scaffolding inhibitor, which we refer to as the Odyssey Scaffolding Inhibitor, which is an exemplar from our late-lead optimization activities. As of the date of this prospectus, we have identified potential leads and several backup molecules that, following profiling, could become our IRAK4 development candidate. Once we select our development candidate, we intend to conduct IND-enabling toxicology studies and, pending an acceptable profile in IND-enabling toxicology studies, we expect to file a CTA in Australia during the first half of 2026. The Phase 1 trial in healthy volunteers is expected to consist of a SAD component, a MAD component to assess safety, PK and PD, and a food effect component. We currently expect to commence this trial in the first half of 2026, if approved to proceed, and announce results from this trial in the second half of 2026.

Because we believe that IRAK4 scaffolding is essential for myddosome signaling, we designed our program to identify an IRAK4 inhibitor that works by blocking IRAK4 scaffolding, or binding, with interleukin 1 receptor associated kinase 1, or IRAK1, and interleukin 1 receptor associated kinase 2, or IRAK2, thereby blocking the innate immune response to a range of danger signals and cytokines (e.g., interleukin-1 family cytokines, or IL-1, and many TLRs) that we believe either cause disease or propagate the inflammatory pathology across multiple therapeutic indications.

IRAK4’s Function in Myddosome Signaling has Potential Applications for Many Diseases

The myddosome is a multiprotein complex found in multiple cell types across tissues. It orchestrates the innate immune response by broadcasting signals triggered by binding ligands (e.g., DNA and RNA) to TLRs or IL-1, interleukin-18, or IL-18, IL-33, and interleukin-36, or IL-36, to cytokine receptors. The process of myddosome formation commences when a ligand binds any of these cytokine receptors or TLRs, that then recruit myeloid differentiation primary response 88, or MYD88, to the cell surface. After MYD88 is bound to the ligand-activated receptor, it in turn recruits IRAK4. Once bound to MYD88, IRAK4 undergoes a conformational change that allows it to function as a scaffold that binds IRAK1 and IRAK2. Binding of either IRAK1 or IRAK2 enables TRAF6 recruitment to the myddosome which propagates signaling and downstream cytokine and chemokine production, which then initiates an inflammatory response across multiple cell types.

IRAK4 is Necessary to Produce Proinflammatory Cytokines in Multiple Inflammatory Diseases

Disease initiators
IL-1α
IL-1β
IL-18
IL-33
IL-36
IRAK4
MYD88 recruitment
IRAK4 binding
IRAK1/2 binding
TNF
IL-6
IL-8
IFNα
Myddosome complex formation
Proinflammatory cytokines

Approved therapies like ILARIS®, KINERET®, ARCALYST®, SPEVIGO®, HUMIRA® and ACTEMRA® and inhibitors in clinical development like Lutikizumab, GSK1070806 and Itepekimab, only target signaling of one upstream receptor (e.g., IL-1R, IL-18R, IL-33R or IL-36R) or one downstream cytokine (e.g., TNF and IL-6). While drugs targeting one upstream activator have been shown to be efficacious, these therapies can be inadequate for many patients in which disease may be driven by redundant activity of multiple cytokines (e.g., IL-1a, IL-1b, IL-18, IL-33 and IL-36). Similarly, targeting only one downstream cytokine is a validated approach to treat autoimmune disease, but can be inadequate for many patients because the adaptive immune system can be activated by a number of different cytokines. There has been significant interest in targeting the signal transduction mechanism at a single point that can inhibit the response to multiple upstream signals and modulate multiple downstream effects to treat inflammatory disease. Developing a myddosome targeted therapy and in particular blocking IRAK4 has been the focus of efforts in a number of pharmaceutical companies.

There is a large body of evidence that suggests that IRAK4 scaffolding is essential for myddosome signaling. In third-party studies of humans with either IRAK4 or MYD88 loss of function mutations, myddosome based signaling was blocked which we believe was due to the inability of IRAK1 or IRAK2 to bind to the IRAK4:MYD88 scaffold, a necessary step for subsequent IRAK1 or IRAK2 activation and downstream signaling of inflammatory cytokines. In third-party studies of adults and late teens with these loss of function mutations, there was no observed increased risk of infection, morbidity or mortality; however, in pediatric subjects, there was a high risk of infection and mortality due to loss of innate immune activation in response to bacteria. We believe this age-based difference in outcomes is linked to the development of the adaptive immune system in adults, which is fundamentally formed by mid-childhood. Given these observations, we and others hypothesize that a drug that can block the ability of IRAK4 to perform scaffolding within the myddosome could have a meaningful therapeutic effect in the treatment of inflammatory diseases.

First, both clinical experience and preclinical models with anti-cytokine therapies suggest that the depth and breadth of cytokine inhibition is correlated with improved outcomes. In a third-party preclinical study with a murine model of rheumatoid arthritis, or RA, discussed in the article titled “Distinct contribution of IL-6, TNF-a, IL-1, and IL-10 to T cell–mediated spontaneous autoimmune arthritis in mice” published in Volume 114, Number 4 of the Journal of Clinical Investigation and shown in the charts below, the authors observed that a partial, or heterozygous, knockout of three cytokines correlated with marginally reduced incidence and severity of arthritis, while a full knockout of each cytokine was observed to lead to significant reductions in the development and severity of arthritis. The study focused primarily on three cytokines, IL-6, IL-1 and TNF, all of which are linked to IRAK4 activation. Therefore, given the potential for scaffolding inhibition to completely block cytokine production across cell types, we believe that this approach can provide a more complete control of inflammatory signaling.

Effect of Cytokine Knockout on Arthritis Incidence and Severity in Mice

The myddosome signaling pathway is functional and relevant for cytokine production in both myeloid cells and non-myeloid cell types. IRAK4 kinase activity is believed to control the ability of myeloid cells (e.g., macrophages and monocytes) to produce cytokines, but not in non-myeloid cells, which include solid tissue cells (e.g., fibroblasts, chondrocytes, synoviocytes, keratinocytes and osteoclasts). In non-myeloid cells, where IRAK4 kinase activity is not required, IRAK1 or IRAK2 binding to IRAK4 is the only prerequisite for signaling of downstream proinflammatory cytokines.

Second, we believe that myddosome activity in non-myeloid cell types is a driver of disease. For example, third-party preclinical studies have assessed the impact of disrupting myddosome activity in either myeloid, non-myeloid, or both cell types on the development of arthritis, an inflammatory immune disease. These studies have shown that disrupting myddosome function in only myeloid cells does not impact disease development, whereas disrupting it in non-myeloid cells generally blocks disease and is as effective as inhibiting myddosome function across cell types. On this basis, we believe these data support the conclusion that blocking myddosome signaling in non-myeloid cell types is crucial for maximal efficacy in inflammatory diseases.

Third, we believe blocking myddosome signaling has the potential to address the issue of cytokine redundancy, which has limited the benefit of treatment with inhibitors of a single upstream or downstream cytokine. Since IRAK4 is believed to be necessary for myddosome signaling based on its non-redundant scaffolding function with other proteins in the complex, it offers the potential to completely block inflammatory signaling from multiple IL-1 family receptors and TLRs. In human and preclinical models, it has been observed that IRAK1 or IRAK2 have the ability to compensate for the loss of the other protein. As a result, we do not believe that targeting either of these alone is expected to be as efficient in limiting downstream proinflammatory signaling as is targeting IRAK4 to inhibit its ability to bind IRAK1 and IRAK2. Targeting the pathway further downstream of IRAK1 or IRAK2 presents an additional set of potential targets (e.g., TRAF6) that would be non-selective for the myddosome pathway due to their function in other critical cellular processes.

We believe that the inflammatory signaling mediated by IRAK4 underlies a large range of human disease, from inflammatory skin diseases to joint diseases and neuronal degeneration. We believe that the role of the myddosome in responding to activation from at least eight different pro-inflammatory receptors that converge on the myddosome is one reason IRAK4 may be implicated in such a wide range of diseases. Each of these receptors can be triggered by one or more ligands.

The table below sets forth the signaling pathways for a number of diseases and impacted tissues that we think could potentially benefit from IRAK4 inhibition because IRAK4 is required for signaling by cytokines that are therapeutic targets in each of the diseases below. In light of the development of therapies targeting cytokines that activate the myddosome in a variety of indications as shown in the table below, we believe IRAK4 scaffolding inhibition has broad potential applicability and we currently intend to conduct a signal seeking trial in two or more indications such as AD, HS and OA, following our planned Phase 1 trial.

IRAK4 Inhibition is Potentially Relevant Across Multiple Indications as Shown by Third Party Development of Agents that Target Activators of IRAK4

Limitations of Current Approaches Targeting IRAK4

IRAK4 Kinase Inhibitors

Early disclosed attempts to drug IRAK4 were generally based on strategies to inhibit its kinase function. Several kinase inhibitors have been advanced into clinical studies with limited evidence of benefits to patients with autoimmune disorders, which we believe is due to their inability to block IRAK4 scaffolding or production of cytokines in non-myeloid cells. To analyze this, we assessed three publicly disclosed IRAK4 kinase inhibitors that were, or currently are, in clinical development. Kinase Inhibitor A is PF-06650833 (zimlovisertib), an IRAK4 kinase inhibitor that was discovered by Pfizer, Inc. The structure of PF-06650833 was described in the article titled “Discovery of Clinical Candidate 1-{[(2S,3S,4S)-3-Ethyl-4-fluoro-5-oxopyrrolidin-2-yl]methoxy}-7-methoxyisoquinoline-6-carboxamide (PF-06650833), a Potent, Selective Inhibitor of Interleukin-1 Receptor Associated Kinase 4 (IRAK4), by Fragment-Based Drug Design” published in Volume 60, Issue 13 of the Journal of Medicinal Chemistry. Kinase Inhibitor B is GLPG2534, an IRAK4 kinase inhibitor that was discovered by Galapagos NV. The structure of GLPG2534 was described in the article titled “IRAK4 inhibition dampens pathogenic processes driving inflammatory skin diseases” published in Volume 15, No. 683 of Science Translational Medicine. Kinase Inhibitor C is GS-5718 (edecesertib), an IRAK4 kinase inhibitor discovered by Gilead Sciences, Inc. and described in the article titled “Emerging interleukin-1 receptor-associated kinase 4 (IRAK4) inhibitors or degraders as therapeutic agents for autoimmune diseases and cancer” published in Acta Pharmaceutica Sinica B, 2024. We used these compounds in our own preclinical studies to evaluate scaffolding function and cytokine production in myeloid and non-myeloid cell types. The comparisons and results described below may differ in material ways from third-party studies that use such IRAK4 kinase inhibitors.

When we treated myeloid cells and non-myeloid cells with Kinase Inhibitor A, Kinase Inhibitor B or Kinase Inhibitor C, we observed little or no effect on recruitment of IRAK4 to the myddosome, little to no effect on binding of IRAK1 to the myddosome and an apparent reduction in IRAK2 binding to the myddosome.

The graphic below to the left shows bone marrow derived macrophages, or BMDM, a type of myeloid cell, that we treated separately with each of the three IRAK4 kinase inhibitors and stimulated with lipopolysaccharide, or LPS. We observed that both IRAK4 and IRAK1 were present in the immunoprecipitated myddosome of these myeloid cells. The graphic at right shows apparently similar results we observed in human neonatal fibroblasts, a type of non-myeloid cell, which we believe suggests that the impact of kinase inhibitors is similar across cell types.

Presence of IRAK1, IRAK2, IRAK4, and MYD88 in the Myddosome of Myeloid and Non-Myeloid Cells Following Treatment With Kinase Inhibitors

Given the apparently similar effects of each kinase inhibitor on protein binding to the myddosome observed in our study described above, we used Kinase Inhibitor A in further studies testing effects on downstream cytokine production. We evaluated TNF inhibition by Kinase Inhibitor A across different subtypes of myeloid cells from healthy donors. As shown in the figures below, Kinase Inhibitor A appeared to inhibit cytokine production in myeloid cells to nearly 100%. Based on these results we believe that IRAK4 kinase activity is necessary for downstream signal transduction in myeloid cell types.

Inhibition of Cytokine Production by Kinase Inhibitor A in Myeloid Cells

By contrast, as shown in the graphs below, when different subtypes of non-myeloid cells are treated with Kinase Inhibitor A, we observed that inhibition of cytokine production measured by CXCL1 in any non-myeloid cell did not appear to exceed 50%. In the study represented below, the dermal fibroblasts were taken from healthy donors, chondrocytes were from RA patients, and synoviocytes were from OA patients. Based on these results we believe that IRAK4 kinase activity is not necessary for downstream signal transduction in non-myeloid cell types.

Inhibition of Cytokine Production by Kinase Inhibitor A in Non-Myeloid Cells

IRAK4 Degraders

There have been at least two IRAK4 degraders in clinical development. These degrader approaches aim to reduce IRAK4 protein levels by linking an IRAK4 kinase inhibitor to a ligand of an E3 ligase, such as cereblon, which is responsible for tagging IRAK4 for degradation. We believe that this approach to IRAK4 protein degraders allows them to have a dual function, both as an IRAK4 kinase inhibitor as a result of their targeting moiety, and as an IRAK4 protein degrader. As observed in the preceding data, we believe that kinase inhibition is not effective in all cell types, and that for degraders to be effective, IRAK4 protein should be eliminated from the myddosome. If a degrader can eliminate IRAK4 from the myddosome, we believe it can prevent the scaffolding of IRAK1 or IRAK2 and block cytokine signaling downstream of the myddosome.

To begin to study the degree to which degraders might sufficiently deplete IRAK4 protein to prevent myddosome function, we conducted a study to assess three IRAK4 protein degraders (including one IRAK4 degrader currently in third-party clinical development) using information published either in peer-reviewed or patent literature independent of us, which we refer to as IRAK4 Degrader A, IRAK4 Degrader B and IRAK4 Degrader C, and to evaluate their effect on IRAK4 protein levels in the whole cell lysate, at the myddosome, their effect on scaffolding function and cytokine production in myeloid and non-myeloid cell types. IRAK4 Degrader A is KT-474/SAR444656, an IRAK4 degrader that was discovered by Kymera Therapeutics, Inc. The structure of KT-474/SAR444656 was described in the article titled “Discovery of KT-474–a Potent, Selective, and Orally Bioavailable IRAK4 Degrader for the Treatment of Autoimmune Diseases” published in Volume 67, Issue 20 of the Journal of Medicinal Chemistry. IRAK4 Degrader B is GSK Compound 9, an IRAK4 degrader that was discovered by GSK plc. The structure of GSK Compound 9 was described in the article titled “Targeting IRAK4 for Degradation with PROTACs” published in Volume 10, Issue 7 of ACS Medicinal Chemistry Letters. IRAK4 Degrader C is a compound discovered by Nurix Therapeutics, Inc. and that was described in example 13 in patent application WO2021168197. The comparisons and results described below may differ in material ways from third-party studies that use such IRAK4 protein degraders.

In our experiments, and consistent with published literature, we observed a significant reduction in IRAK4 protein levels at a whole cell level in myeloid or non-myeloid cells treated with each of the IRAK4 degraders. However, we are not aware of any published data assessing IRAK4 protein levels in the myddosome. In our experiments, we observed that treating myeloid cells or non-myeloid cells with each of the IRAK4 degraders either had no observed effect or only partially reduced IRAK4 protein in the myddosome, had little or no observed effect on binding of IRAK1 to the myddosome, and reduced IRAK2 binding to the myddosome similar to what was observed with kinase inhibitors. These results suggest that these degraders likely do not sufficiently deplete IRAK4 in the myddosome to block IRAK1 or IRAK2 recruitment, and as a result, are not expected to completely block the downstream inflammatory response.

As illustrated in the graphic below to the left, we observed that in BMDM, a type of myeloid cell, treated separately with each of the IRAK4 degraders and stimulated with LPS, both IRAK4 and IRAK1 are present in the immunoprecipitated myddosome. As set forth in the graphic at the right, we observed a generally similar result in human neonatal fibroblasts, a type of non-myeloid cell, showing that the impact of IRAK4 degradation is similar with respect to myddosome formation across cell types.

Presence of IRAK1, IRAK2, IRAK4, and MYD88 in the Myddosome of Myeloid and Non-Myeloid Cells Following Treatment With IRAK4 Protein Degraders

Given the similar results we obtained with each degrader, we used IRAK4 Degrader A in our subsequent preclinical studies to assess downstream cytokine production.

The graphs below illustrate the level of TNF inhibition in different subtypes of myeloid cells from healthy donors treated with IRAK4 Degrader A. We believe the observed blocking of cytokine production in myeloid cells is likely due to the activity of IRAK4 Degrader A as an IRAK4 kinase inhibitor, given that IRAK4 is present in the myddosome and IRAK1 is recruited.

Inhibition of Cytokine Production by IRAK4 Degrader A in Myeloid Cells

By contrast, and similar to IRAK4 kinase inhibitors, IRAK4 Degrader A did not exceed approximately 50% inhibition of CXCL1 in any of the non-myeloid cell types shown in the graph below. In the study represented below, the dermal fibroblasts and keratinocytes were taken from healthy donors, chondrocytes were from RA patients, and synoviocytes were from OA patients. Based on these results, we believe IRAK4 protein degraders are unlikely to completely block inflammatory signaling across non-myeloid cells, which includes cell types relevant in inflammatory diseases. In addition, we are not aware of publications reporting the depletion of IRAK4 in the myddosome.

Inhibition of CXCL1 Production by IRAK4 Degrader A in Non-Myeloid Cells

Similarly, IRAK4 Degrader A was only observed to inhibit IL-8 by approximately 70% in the synoviocyte cells shown in the graph below while IL-8 inhibition in keratinocytes did not exceed approximately 50%.

Inhibition of IL-8 Production by IRAK4 Degrader A in Non-Myeloid Cells

Based on these results, we believe IRAK4 protein degraders are unlikely to completely block inflammatory signaling across non-myeloid cells, which includes cell types relevant in inflammatory diseases. To our knowledge, there are not any publications reporting the effect of IRAK4 degraders on IRAK4 levels in myddosome or the binding of IRAK1 or IRAK2 to IRAK4.

Our Solution—IRAK4 Scaffolding Inhibitor

We are developing a small molecule designed to inhibit IRAK4 scaffolding across cell types. We believe blocking the ability of IRAK4 to bind with IRAK1 or IRAK2 has the potential to inhibit inflammatory signaling through the IL-1R/TLR pathways and provide a solution that addresses redundant cytokine signaling in inflammatory diseases. Existing medicines, such as anti-cytokine therapies, are limited by the continued signaling from cytokines that are not targeted and this limits their effectiveness or can enable resistance. Therefore, we are developing what we believe to be the first inhibitor of IRAK4 designed to prevent and disrupt the scaffold function of IRAK4 to IRAK1 and IRAK2, which we believe has the potential to completely and selectively block inflammatory signaling through the myddosome.

Illustrative Potential Mechanism of Action for Our IRAK4 Scaffolding Inhibitor

We used three orthogonal assays to assess the IRAK4 scaffolding inhibitor: a surface plasma resonance, or SPR, based assay that detects binding of IRAK1 to IRAK4 to identify inhibitors that prevent scaffolding; an enzyme-linked immunosorbent assay, or ELISA, that detects disrupted IRAK4 scaffolding to IRAK1 in cells treated with inhibitors; and a myddosome immunoprecipitation assay previously used to assess IRAK4 kinase inhibitors and IRAK4 degraders.

We observed concentration-dependent responses in the ability of the Odyssey Scaffolding Inhibitor to block IRAK1 binding using the SPR based assay, as shown in the graph to the left below, and to block IRAK4 scaffolding to IRAK1 within cells using the ELISA, as shown in the graph to the right below.

Concentration-Dependent Reduction in Scaffolding Activity Following Treatment With the Odyssey Scaffolding Inhibitor

In contrast to our observations from the kinase inhibitors and degraders, we observed that the Odyssey Scaffolding Inhibitor blocked the ability of IRAK1 or IRAK2 to bind to IRAK4 in the myddosome of non-myeloid cells.

Presence of IRAK1, IRAK2, IRAK4, and MYD88 in the Myddosome of Non-Myeloid Cells Following Treatment With the Odyssey Scaffolding Inhibitor

We conducted a study in which we treated different subtypes of myeloid cells from healthy donors with the Odyssey Scaffolding Inhibitor, Kinase Inhibitor A or IRAK4 Degrader A, and observed inhibition of TNF as set forth in the graphs below. We believe that IRAK4 kinase inhibitors, IRAK4 degraders, and scaffolding inhibitors are each capable of inhibiting TNF cytokine expression in myeloid cells due to the apparent necessity of both scaffolding and kinase function for cytokine production.

Inhibition of TNF Production by the Odyssey Scaffolding Inhibitor, Kinase Inhibitor A, and IRAK4 Degrader A in Myeloid Cells

In another preclinical study, we treated different subtypes of non-myeloid cells with the Odyssey Scaffolding Inhibitor, Kinase Inhibitor A or IRAK4 Degrader A, and observed the inhibition of CXCL1 set forth in the graphs below. In this study, dermal fibroblasts and keratinocytes were taken from healthy donors, chondrocytes were taken from RA patients and synoviocytes were taken from OA patients. In contrast to the kinase inhibitors and degraders, we observed the Odyssey Scaffolding Inhibitor to effectively block CXCL1 cytokine expression in non-myeloid cells, similar to our observations in myeloid cells.

Inhibition of CXCL1 Production by the Odyssey Scaffolding Inhibitor, Kinase Inhibitor A and IRAK4 Degrader A in Non-Myeloid Cells

We also studied the impact of the Odyssey Scaffolding Inhibitor on the inhibition of IL-8, another cytokine. As shown in the graphs below, the Odyssey Scaffolding Inhibitor was observed to achieve 100% IL-8 inhibition in this study, providing further support for our belief that scaffolding inhibition has the potential to work across cell types and cytokines.

Inhibition of IL-8 Production by Odyssey Scaffolding Inhibitor in Non-Myeloid Cells

Thereafter, we conducted a study to assess the Odyssey Scaffolding Inhibitor compared to other IRAK4 kinase inhibitors and IRAK4 degraders across additional cell types and measured multiple inflammatory cytokines. In this study, we pre-treated cells with the respective IRAK4 inhibitor or degrader followed by stimulation with cell appropriate stimuli (e.g., IL-1b for non-myeloid cells and R848 for myeloid cells).

In this study, we observed consistent inhibition of cytokines with the Odyssey Scaffolding Inhibitor across both myeloid and non-myeloid cell types. The graphic below illustrates the observed degree of cytokine inhibition for the IRAK4 inhibitor and degrader approaches across the cytokines and cell types.

Inhibition of Cytokines Across Cell Types by the Odyssey Scaffolding Inhibitor, IRAK4 Degraders and IRAK4 Kinase Inhibitors

Given the cytokine inhibition response we observed in cell types important to joint function in multiple diseases with unmet need, we assessed the Odyssey Scaffolding Inhibitor compared to IRAK4 Degrader A in the collagen antibody induced arthritis, or CAIA, model, which is a frequently used preclinical model for joint disease given it resembles features of human RA.

In this study, 30 mice, equally distributed across three groups, were given once daily doses of the Odyssey Scaffolding Inhibitor (50 mg/kg), twice daily doses of IRAK4 Degrader A (100 mg/kg) or vehicle from day 0 through day 9. A collagen antibody cocktail was given on day 0 and mice were stimulated with LPS on day 4. Thereafter, disease development was tracked between day 5 and day 9 by paw volume. At day 9, there were nine mice in the vehicle group, 10 mice in the IRAK4 Degrader A group and seven mice in the Odyssey Scaffolding Inhibitor group. Increased paw volume is used in CAIA models as a measure of increased inflammation and overall disease activity. In this model, we observed that IRAK4 Degrader A was statistically indistinguishable from vehicle treatment, whereas the Odyssey Scaffolding Inhibitor was observed to reduce the severity of CAIA in mice as evidenced by a maximum arthritis score of less than 3 during the study and reduction in the increase in paw volume by 78% compared to vehicle. Paw volumes of the Odyssey Scaffolding Inhibitor treated mice were observed not to be significantly different than naïve mice.

Odyssey Scaffolding Inhibitor Observed to Reduce Severity of CAIA in Mice

We conducted a second in vivo study using the Odyssey Scaffolding Inhibitor or IRAK4 Degrader A in a murine imiquimod provocation model that produces histological changes resembling psoriasis. In this study, mice were given once daily doses of Odyssey Scaffolding Inhibitor (50 mg/kg, n=10) or IRAK4 Degrader A (100 mg/kg, n=9) from days 1 to 5 with samples collected on day 5. The pictures below on the left show the gross appearance of the skin from representative mice from each treatment group. In the IRAK4 Degrader A treated mice, protein expression in ear tissue was assessed by capillary electrophoresis to confirm IRAK4 Degrader A treatment was sufficient to decrease protein levels on a whole cell basis. The chart to the right shows the histology score for the mice in the study. While mice treated with Odyssey Scaffolding Inhibitor showed a statistically significant reduction in histology score, the histology score for IRAK4 Degrader A was not statistically different from vehicle.

Odyssey Scaffolding Inhibitor Reduced Histology in Imiquimod Provocation Model in Mice

One-way ANOVA conducted to evaluate statistical significance between groups; no matching or pairing and including Fisher’s LSD multiple comparisons test; *** = p < 0.001; **** = p < 0.0001; n.s. = not significant.

We believe our preclinical in vitro and in vivo data supports our belief that our oral IRAK4 scaffolding inhibitor has the potential to suppress IRAK4 scaffolding and as a result control myddosome based inflammatory signaling across disease relevant cell types. We believe the inhibition of inflammatory signaling across cell types, and particularly in non-myeloid cells is relevant to the initiation and maintenance of inflammatory diseases such as AD, HS and OA and illustrates a therapeutic advantage of our IRAK4 scaffolding inhibitor over IRAK4 degradation or IRAK4 kinase inhibition.

Current Status and Future Clinical Plans for Our IRAK4 Program

As of the date of this prospectus, we have identified potential leads and several backup molecules that, following profiling, could become our IRAK4 development candidate. Once we select our development candidate, we intend to conduct IND-enabling toxicology studies and, pending an acceptable profile in IND-enabling toxicology studies, we expect to file a CTA in Australia during the first half of 2026. The Phase 1 trial in healthy volunteers is expected to consist of a SAD component with approximately six dose levels, a MAD component with approximately four dose levels, with approximately 100 participants expected to be enrolled, and a food effect component with approximately ten participants expected. The Phase 1 trials will be designed to assess the safety and PK and PD of our IRAK4 scaffolding inhibitor. In the MAD portion of the trial, we intend to utilize a skin-based provocation assay in some of the cohorts using the TLR7/8 agonist, imiquimod, in a topical formulation and obtain skin punch biopsies or utilize suction blisters to assess clinical, cellular, and cytokine-level responses as early surrogates for efficacy. We have not yet completed the design of our Phase 1 trial but the final imiquimod provocation design and methods will be informed by a randomized, double-blind, placebo-controlled study of 24 healthy participants published in “Oral prednisolone suppresses skin inflammation in a healthy volunteer imiquimod challenge model,” Volume 14 of Frontiers in Immunology that used prednisolone as a positive control to validate the use of this cutaneous challenge model to assess novel anti-inflammatory compounds in healthy participants as shown in the figure below. We currently expect to commence this trial in the first half of 2026, if approved to proceed, and announce results from this trial in the second half of 2026.

Imiquimod Provocation in Third-Party Phase 1 Healthy Participant Trial Supports Our Approach

* = p < 0.05; ** = p < 0.01; TS = tape stripped.

Following our Phase 1 trial, we expect to conduct a signal seeking trial in two or more indications such as AD, HS and OA. We anticipate at least one of the indications enrolled will be a dermatologic indication, such as AD. AD has clinical proof of concept for targeting cytokines modulated by the IL-1R/

TLR pathway, emerging signs of efficacy from IRAK4 degraders and unmet need. We believe that enrolling patients with skin disease can be beneficial for long-term clinical development due to the ability to observe potential benefits rapidly in a small number of patients and the ability to obtain biopsies to assess target PD in diseased tissue.

IRAK4 Scaffolding Inhibitor Planned Phase 1 Trial Design

TNFR2

OD-00910 is a monospecific, tetravalent V-body that is designed to agonize TNFR2 selectively on Treg. TNFR2 is a receptor that is highly expressed on Treg, with relatively limited expression on other cells. We believe effective modulation of Treg is a compelling approach to treat autoimmune and inflammatory diseases because of the link between these diseases and Treg dysregulation and the ability of Treg to modulate multiple elements of an immune response. We believe OD-00910 has the potential to harness the full capacity of a Treg-targeted therapy, because TNFR2 agonism (unlike previous approaches to induce Treg with IL-2) exerts several favorable effects on Treg. These effects include selective Treg expansion, increased immunosuppressive function, increased resistance to shift to a pathogenic ex-Treg state in an inflammatory environment and induction of a tissue repair phenotype. We believe an effective modulator of Treg would have broad applicability across inflammatory diseases, including AD, SLE, vitiligo, T1D, multiple sclerosis, or MS, and RA.

We have completed developability, immunogenicity, forced degradation and high concentration assessments for advancement of our development candidate OD-00910. IND-enabling activities for OD-00910 are ongoing, and, pending an acceptable profile in IND-enabling toxicology studies, we currently expect to file a CTA in Australia by the end of 2025.

Role of Treg in Immune Response

Treg are a subset of T cells that exert immunosuppressive activity through multiple mechanisms including secretion of mediators, metabolic disruption and direct cytolysis. In addition to having anti-inflammatory effects, a subpopulation of Treg found in tissues has the ability to induce regenerative responses in non-lymphoid cells, leading to repair of tissue and organ damage that in turn may prevent fibrosis. Treg have a number of surface receptors that govern their proliferation, function and quality. Therefore, agonists, or antagonists, of these receptors have potential to therapeutically modulate Treg activity. Results from clinical trials testing IL-2 receptor agonism, another receptor present on Treg, have provided evidence that Treg modulation may be a mechanism to treat disease, however, modest and sometimes inconsistent therapeutic effects with IL-2-based therapies suggests alternative approaches are warranted.

The image below depicts the following three functions of Treg:

(1)	Treg suppress the proliferation and differentiation of inflammatory immune cells.

(2)	Treg reduce activation of T cells including CD8+ and CD4+ T-helper, or Th, cells such as Th1, Th2 and Th17.

(3)

In addition to having anti-inflammatory effects, a subpopulation of Treg found in tissues expresses a set of genes that provide them the ability to induce regenerative responses in non-lymphoid cells, repairing tissue and organ damage that in turn may prevent fibrosis.

Overview of Treg Role in Immune Response

Teff cells
Teff
1. Reduction in Teff cell proliferation and formation
Disease control coupled to tissue regeneration occurs in:
Anti-inflammatory cytokines and molecules
Th17
Th1
Th2
Treg
2. Reduction of immune cell activity
Immune cells
Lungs
Skin
Muscles
Repair mediators
3. Repair of tissue-resident non-immune cells
Tissue-resident non-immune cells
Lung, skin, and muscle cells

The Role of TNFR2 in Autoimmune Disease

TNFR2 is a surface receptor that is highly expressed on Treg, and agonism of TNFR2 induces Treg activation and responses that underlie immunosuppressive function. NF-kB activation in Treg resulting from TNFR2 agonism increases Treg proliferation and expression of FOXP3, which is considered a master regulator of Treg function. High FOXP3 expression has been correlated with increased immunosuppressive Treg activity, and low FOXP3 expression with reduced function and quality of Treg and with autoimmune disease. We believe a TNFR2 agonist triggers an epigenetic program that may result in stable FOXP3 expression and therapeutic effects in patients with autoimmune and inflammatory diseases.

It is important that a TNFR2 agonist intended to treat autoimmune diseases selectively activates Treg while avoiding effects on other cell types because activating non-Treg cells, including Teff and endothelial cells, is expected to introduce safety risks and reduce efficacy. Lack of an activating effect on Teff may differentiate TNFR2 from other cell receptors (e.g. CD28) that could be targeted to induce Treg responses but may not be a good choice for the treatment of autoimmune and inflammatory disease due to Teff activation. We believe these data points suggest TNFR2 agonist therapy may have a lower risk of inducing cytotoxic and pro-inflammatory effects resulting from Teff activation than agonists that activate these other Treg receptors.

In addition to expression on Teff, TNFR2 is also expressed in endothelial cells, which line the inside of blood vessels, lymph vessels and the heart. Activation of endothelial cells can lead to the secretion of proinflammatory cytokines and chemokines, including MCP-1, which is believed to play an important role in cardiovascular disease. Therefore, we believe it is also important that a TNFR2 agonist developed to treat autoimmune disease results in minimal or no endothelial cell activation or accompanying MCP-1 release.

Dysregulation of Treg is Broadly Implicated in Autoimmune and Inflammatory Diseases

Treg play a necessary role in immune homeostasis, including preventing autoimmune disease and pathogenic inflammation. Dysregulation of Treg function or a reduction in their number has been shown to cause disease or aggravate clinical outcomes. In autoimmune diseases, the loss of Treg-mediated suppression leads to an overactive immune response against self-antigens, resulting in tissue damage and chronic inflammation. In inflammatory diseases, Treg dysregulation leads to uncontrolled inflammatory responses due to unchecked activity of Th1, Th2 and Th17 immune cells. Therefore, increasing Treg number in tissues by driving proliferation and tissue-homing, improving Treg function, generating Treg that have a stable immunosuppressive phenotype, and inducing Treg with genetically programmed tissue repair function has the potential to control ongoing disease activity, prevent disease progression and reverse the effects of tissue damage in patients with multiple types of immune-mediated and inflammatory diseases.

The table below details several autoimmune and inflammatory diseases where Treg dysregulation has been implicated that are potential indications that we may evaluate in future clinical trials.

Disease	Link to Treg Dysregulation
Atopic Dermatitis (AD)	AD patients exhibit dysfunctional Treg. The compromised regulatory capacity of Treg in AD contributes to chronic inflammation and tissue damage in the skin.

Systemic Lupus Erythematosus (SLE)	SLE patients may have a lower number of circulating Treg, impaired Treg function and stability.

Vitiligo	Vitiligo patients have reduced number of Treg and remaining Treg have reduced immunosuppressive function, reduced FOXP3 expression, and reduced expression of key Treg-associated immunosuppressive cytokines IL-10 and TGF-b.

Type 1 Diabetes (T1D)	T1D is characterized by a significant reduction in the number and functionality of Treg. The failure of Treg to control autoimmune responses against pancreatic beta cells leads to their destruction and subsequent insulin deficiency.

Disease	Link to Treg Dysregulation

Multiple Sclerosis (MS)	MS is marked by a decrease in Treg numbers relative to Th17 cells and an overall diminished ability of Treg to suppress inflammatory responses in the central nervous system. The reduced immunosuppressive function and instability of Treg in MS patients is linked to disease progression and relapse.

Rheumatoid Arthritis (RA)	RA patients show decreased Treg frequencies in peripheral blood and inflamed joints. The functional impairment of Treg, specifically in the inflamed environment of RA, is associated with persistent inflammation and joint damage.

Given the links between Treg dysregulation and autoimmune and inflammatory disease, we believe a Treg directed therapy has the potential to be used across multiple inflammatory conditions to benefit a broad range of patients. However, within disease populations, we believe patients with definable Treg deficiencies may especially benefit from Treg-directed therapy which provides a basis for a possible patient selection strategy that enrolls patients with Treg deficiency to potentially increase the treatment effect size in clinical studies. Increases in Treg cell number and the expression of certain genes and proteins in Treg that are linked to increased function can be monitored as biomarkers, both at sites of intended therapeutic action, such as the skin, or systemically in the blood, to guide dosing. We believe Treg biomarkers may be a useful surrogate to predict clinical efficacy.

TNFR2 Agonism Can Potentially Overcome Limitations of Existing Therapies

No drugs have been approved to treat disease by modulating Treg; however, a number are in development. Those include, in addition to TNFR2 agonists, two other classes: IL-2 receptor targeted therapies and cell therapies. Low-dose IL-2 therapies provide clinical precedent for the potential of Treg modulation to treat diseases, including T1D and SLE, but efficacy has been inconsistent in studies testing these therapies. Limited and inconsistent efficacy of low-dose IL-2 has been attributed to its short half-life, measured in minutes, and its similar potency for Treg and non-target cells, such as Teff. Second generation IL-2 receptor targeted approaches sought to address these shortcomings through the use of IL-2 muteins that bias the agonist properties towards IL-2 receptors on Treg and away from IL-2 receptors on other cells and have increased half-life compared to IL-2. We believe these therapies are likely to have limited efficacy due to the fact that while IL-2 can induce Treg proliferation, it has not been observed to improve the function or stability of Treg in inflammatory conditions and has been observed to result in limited Treg tissue migration. Finally, IL-2 has the potential to activate or expand other non-Treg cell types. As described below, we believe TNFR2-expanded Treg have the potential to overcome these limitations.

Potential of TNFR2-induced Treg

Naïve Treg
IL-2
TNFR2
IL-2 stimulation
Δ Gene expression
TNFR2 stimulation
Nfil3
Pparg
Il10
Areg
Il1rl1 (ST2)
Klrg1
Nfil3
Pparg
Il10
Areg
Il1rl1 (ST2)
Klrg1
CCR8
Treg
Treg
IL-2-Expanded Treg
Unstable Treg lose immunosuppressive phenotype in inflammatory environment
Limited tissue migration
Potential to have non-Treg activity
TNFR2-Expanded Treg
Stable immunosuppressive Treg in inflammatory environment
Promote tissue migration
Low observed potential to have non-Treg activity

We also believe that cell-based Treg therapies may not be suitable for the treatment of immunology indications that affect large patient populations for logistical, cost and benefit-risk considerations. Durability of response and ability to re-treat with cell-based Treg therapies are unknown, even though both are critical considerations for therapies used to treat chronic diseases. Second, the understood manufacturing challenges, including cost and scale, make it difficult for cell therapies to be used in large numbers of patients with autoimmune diseases and to date their limited use supports this point. Third, cell therapy requires ablation of the immune system, an element of this treatment approach that may introduce significant morbidity, and in particular infection risk, that may outweigh the potential benefit, particularly for patients with less severe disease.

We believe TNFR2 agonists have the potential to be a well-suited approach for the large number of patients with immune diseases who could benefit from a treatment that maximizes the therapeutic effects of Treg. In addition, the established nature of protein therapeutics as a treatment modality for autoimmune diseases supports the feasibility and general acceptance expected for a TNFR2 V-body agonist. Based on these rationale, we initiated a discovery program to identify potent agonists of TNFR2 with Treg selective effects using our VHH protein therapeutics platform. These efforts led to the discovery and selection of our development candidate, OD-00910.

IL-2 Therapies Support Potential of Treg but Have Limitations

Low-dose IL-2 treatments have been tested in dozens of small, typically single-center, uncontrolled studies across a number of autoimmune indications. In SLE, a number of studies enrolling between one and 38 patients have shown the ability of low-dose IL-2 to increase absolute Treg number in the blood alongside improvements in disease activity indices (e.g., SLEDAI, BILAG or SRI-4 scores), reduction in disease flares and reduction or normalization of biomarkers of disease (e.g., proteinuria). Alopecia areata is a disease characterized by hair loss across portions of the body that is understood to be driven by an autoimmune attack and underlying Treg defects. For example, as described in the article titled “Effects of low-dose recombinant interleukin 2 to promote T-regulatory cells in alopecia areata” published in Volume 150, Issue 7 of the Journal of the American Medical Association, a study of five patients with alopecia areata, low-dose IL-2 treatment increased Treg and led to regrowth of hair in four of the five patients. Despite the benefits observed in some IL-2 studies, other studies show inconsistent results. We believe inherent limitations of low-dose IL-2 have limited efficacy and prevented widespread use. These limitations include a short half-life and potential for activation of Teff, eosinophils or cell types that can reduce efficacy or introduce safety and tolerability concerns.

Follow-on approaches to low-dose IL-2 have been centered on use of IL-2 muteins with biased selectivity towards Treg over other cell types, such as Teff. However, while these approaches have been shown to increase Treg number, they have not been shown to enhance Treg stability or function or demonstrate clear benefit in large, randomized clinical studies. In addition, expansion of non-Treg cells has been observed after dosing IL-2 muteins, specifically CD4+ Teff, CD8+ Teff and eosinophils. Eosinophils are a type of white blood cells that play a role in immune response to allergens, infections and inflammation. High levels of eosinophils can lead to complications including tissue damage, chronic inflammation and heart or other organ damage.

Below are third-party preclinical data in mice where a single subcutaneous dose of an IL-2 comparator, which we refer to as IL-2 Comparator 1, showed an increase in the percentage of Treg relative to total lymphocytes with a peak between day 3 and 5. However, both CD4+ and CD8+ cells also increased, which suggests that limited Treg selectivity of IL-2 based approaches may result in expansion of non-Treg cell types that may reduce efficacy, counter-productively increase inflammation, or introduce tolerability and safety risks. IL-2 Comparator 1 is NKTR-358 (rezpeg). This compound and these preclinical results are described in the article titled “NKTR-358: A novel regulatory T-cell stimulator that selectively stimulates expansion and suppressive function of regulatory T cells for the treatment of autoimmune and inflammatory diseases” in Volume 4 of the Journal of Translational Autoimmunity.

Expansion of Treg and Non-Treg Cell Types Following Dose of IL-2 Comparator 1

In a Phase 1 clinical trial evaluating IL-2 Comparator 1, described in the preclinical model above, in healthy volunteers and patients with SLE, treatment-related or treatment-emergent adverse events were reported in 72% of healthy volunteers in the SAD portion and 92% of SLE patients in the MAD portion compared to 8% in the placebo groups for both study portions. In addition, 6-8% of SLE patients developed nasopharyngitis, eosinophilia, sinusitis or rash, suggesting that there was a non-specific increase in immune signaling. While development of IL-2 Comparator 1 in SLE has stopped, there are ongoing clinical trials in alopecia areata and AD.

Another IL-2 comparator that we refer to as IL-2 Comparator 2 was also observed to expand Treg in humans. IL-2 Comparator 2 was discovered by Pandion Therapeutics, Inc. and is a compound described in sequence 40 of the patent US10174091B1. The comparisons and results described below may differ in material ways from third-party studies that use IL-2 Comparator 2.

In summary, we believe the data reported from low-dose IL-2 and IL-2 comparator clinical trials supports the hypothesis that Treg can be modulated pharmacologically across autoimmune diseases. However, we believe there continue to be limitations in Treg therapeutic effectiveness by targeting the IL-2 receptor.

Treg Cell Therapy is a Challenging Approach to Treat Autoimmune and Inflammatory Disease

Cell therapy is another mechanism to modulate Treg that is being pursued by multiple biotechnology companies and includes both autologous and allogeneic approaches. Similar to low-dose IL-2 therapies, there is a significant amount of evidence supporting a cell therapy approach from small cohorts of patients treated for both autoimmune and inflammatory disease primarily in single center trials at academic sites. These studies have shown that in vitro expanded Treg have better functional activity and stability compared to the freshly isolated Treg, particularly from patients with autoimmune disease. Therefore, we believe these Treg may present advantages over IL-2-induced Treg in evoking the necessary pharmacology for an effective Treg therapy.

However, we believe there are multiple challenges implicit to cell therapy as a modality that could limit its potential in patients with autoimmune and inflammatory diseases. The first is the need for a complex manufacturing and logistical process that can take weeks from making a decision to treat to the start of treatment. The second is administration and safety: patients require immune system ablation, hospitalization or specialized outpatient care, and may require ongoing monitoring for months around the time of treatment. As a result, cell therapy treatments can cost several hundreds of thousands of dollars for certain patients, which may preclude use for patients with mild or moderate disease. In addition, there is significant uncertainty around the durability and re-treatment potential of cell therapy, both of which are critical characteristics to understand potential benefit for patients with chronic autoimmune and inflammatory diseases.

Therefore, despite evidence supporting the potential of a Treg modulator to be effective in multiple autoimmune and inflammatory diseases, we believe that existing approaches are limited by their inability to induce key biological responses or because of the complexities and risks associated with cell therapy.

Our Solution—TNFR2 V-body Agonist (OD-00910)

We believe agonizing TNFR2 is a promising approach to modulate Treg for treating autoimmune and inflammatory disease. Despite the potential value of this approach, to our knowledge, no TNFR2 agonists have entered clinical development for the treatment of autoimmune or inflammatory diseases to date. We designed our VHH-based protein therapeutic, OD-00910, to selectively agonize TNFR2 to increase the number of Treg, improve their function, enhance their stability in inflammatory environments and induce a tissue repair phenotype.

OD-00910 is a tetravalent Fc-based agonist that is designed to cluster the TNFR2 receptor on the cell surface while not blocking endogenous TNF binding, which otherwise may reduce efficacy. The fragment crystallizable, or Fc, which is the tail region of an antibody, is IgG1-based, an approach that has been validated in human use with multiple approved biologics that have used this backbone format. In addition, the Fc is functionally silenced to limit interactions with complement proteins and Fc receptors on cells to restrict activity to the TNFR2 binding. The program is structurally enabled and has completed developability assessments related to CMC, manufacturing and high concentration formulation testing to enable either subcutaneous dosing or intravenous infusion.

Because OD-00910 is selective for human TNFR2 and does not interact with murine TNFR2, our in vivo assessments have utilized human TNFR2 knock-in models and surrogate TNFR2 agonist molecules that bind mouse TNFR2 for use in wild type mouse models. The use of mouse surrogate molecules for preclinical assessment is consistent with FDA guidance.

We compared OD-00910 and the TNFR2 murine surrogate agonist against multiple IL-2-based compounds and one TNFR2 agonist for which information on structure was publicly available. Our studies evaluated key therapeutic objectives including: (1) selective expansion of Treg versus effects on Teff, (2) increase in immune suppressive function with enhanced stability in inflammatory environments, (3) induction of Treg in tissues with gene expression associated with a tissue repair phenotype and (4) efficacy in animal models of disease.

In Vivo Efficacy with TNFR2 Murine Surrogate

We have conducted in vivo efficacy experiments with the TNFR2 murine surrogate. Below are the results from two experimental autoimmune encephalomyelitis, or EAE, murine models. The murine EAE model resembles human multiple sclerosis. The first experiment assessed prophylactic treatment with a range of TNFR2 murine surrogate doses four days before disease induction and the second experiment assessed therapeutic treatment with the TNFR2 murine surrogate eight days after disease induction. The EAE score is based on a scale of 0-5, with 5 being maximum disease, and assesses degree of paralysis of the hind and front legs and tail.

In the prophylactic disease model with results shown below, C57BL/6 mice were treated with either a single dose of the TNFR2 murine surrogate or control V-body four days prior to induction of disease (day -4) by subcutaneous administration of 100 µg of myelin oligodendrocyte glycoprotein, or MOG, in Complete Freud’s adjuvant, or CFA, on day 0 and intraperitoneal injection of 100 ng of pertussis toxin, or PT, on day 0 and day 1. In this experiment, we observed significantly reduced disease in TNFR2 murine surrogate treated mice in a dose-dependent manner, compared to control group at day 17.

Single Prophylactic Dose of TNFR2 Murine Surrogate Reduced Development of Neurodegenerative Disease in Murine Model of Human Multiple Sclerosis

***
***
*
n.s.
Individual mouse EAE score (0–5)
5
4
3
2
1
0
Control
V-Body,
10 mg/kg
0.3
1
3
10
Murine Surrogate, mg/kg

A total of 50 mice, divided equally between the five treatment groups, were evaluated in this study. One-way ANOVA calculated to evaluate statistical significance between treatment groups and control; * = p < 0.05; *** = p < 0.001; n.s. = not significant.

In the therapeutic disease model results shown below, EAE was induced in C57BL/6 mice by subcutaneous administration of 100 µg of MOG in CFA at day 0 with intraperitoneal injection of 100 ng of PT at day 0 and day 1. At day 8, mice were injected subcutaneously with the TNFR2 murine surrogate at 30 mg/kg or control V-body. In this experiment, we observed significantly reduced disease in TNFR2 murine surrogate treated mice, compared to control group at day 18.

Single Therapeutic Dose of TNFR2 Murine Surrogate Reduced Development of Neurodegenerative Disease in Murine EAE Model of Human Multiple Sclerosis

A total of 20 mice, divided equally between the two treatment groups, were evaluated in this study. EAE score was assessed at day 18. T-test was used to evaluate statistical significance between treatment group and control; ** = p < 0.01.

Treg Proliferation and Selectivity

In one study, we compared OD-00910 to a tool TNFR2 agonist monoclonal antibody, which we refer to as tool mAb, and an IL-2 comparator, which we refer to as IL-2 Comparator 3, for effects on proliferation of Treg and Teff in vitro. The tool mAb is a compound described in the article titled “An Autocrine TNFa—Tumor Necrosis Factor Receptor 2 Loop Promotes Epigenetic Effects Inducing Human Treg Stability In Vitro” published in Volume 9 of Frontiers in Immunology. IL-2 Comparator 3 is IL-2 mutein N88D, an exemplar of compounds described in the article titled “A long-lived IL-2 mutein that selectively activates and expands regulatory T cells as a therapy for autoimmune disease” published in Volume 95 of the Journal of Autoimmunity and “Structure of the quaternary complex of interleukin-2 with its alpha, beta, and gamma receptors” published in Volume 310, Issue 5751 of Science. In this study, we cultured human PBMCs from eight donors with 0.05 ng/mL of anti-CD3 antibody, and measured proliferation at day 5 by fluorescent cell-tracer dilution. OD-00910 was observed to selectively induce proliferation of Treg (CD4+FOXP3+), whereas IL-2 Comparator 3 was observed to induce proliferation of both Treg and Teff (CD4+FOXP3- and CD8+FOXP3-), at concentrations above approximately 0.1 nM. The tool mAb was observed to show the lowest selectivity for Treg over Teff. The relative magnitude of proliferation of Treg compared to Teff observed supports our belief that treatment with OD-00910 would result in less CD4 and CD8 activation compared to IL-2 comparators or tool mAb. The comparisons and results described below may differ in material ways from third-party studies that use tool mAb or IL-2 Comparator 3.

Comparison of In Vitro Treg and Teff Proliferation in PBMCs Across OD-00910, Tool mAb and IL-2 Comparator 3

In another study, we assessed the effects on Treg and Teff proliferation in vivo using wild-type mice. Five mice per treatment group were injected with either a control V-body, the TNFR2 murine surrogate agonist, or IL-2 Comparator 3. Spleen cells were evaluated five days after the treatments were administered. Both the TNFR2 murine surrogate agonist and IL-2 Comparator 3, when dosed at 3 mg/kg and 1 mg/kg respectively, appeared to increase the percentage of Treg in the spleen cell population and reduced the percentages of CD4+ and CD8+ Teff. In this in vivo study the TNFR2 murine surrogate agonist resulted in a statistically significant increase in Treg relative to IL-2 Comparator 3 and the control V-body.

TNFR2 Murine Surrogate Agonist and IL-2 Comparator 3 Selectivity for Treg over Teff in an In Vivo Model

One-way ANOVA calculated to evaluate statistical significance between groups; *= p < 0.05;

**= p < 0.01; ***= p < 0.001; ****= p < 0.0001; n.s. = not significant.

Given the expression of TNFR2 on non-Treg and non-Teff cells, we tested in another study the effects of OD-00910 on human vascular endothelial cells, or HUVEC, which expresses low levels of TNFR2, through assessing production of MCP-1 following treatment with OD-00910. MCP-1 is a pro-inflammatory cytokine produced by endothelial cells following activation, and increased MCP-1 has been linked to increased risk of cardiovascular events and death. The data presented below reflects data from a cell pool of four donors. The two comparators included in this experiment were a control V-body and the tool mAb, which showed an approximately 5-fold increase in HUVEC activation in vitro. We observed a selectivity margin for OD-00910 greater than or equal to 250 times for the EC50 of Treg activation, measured by proliferation, compared to the absolute EC50 of endothelial cell activation (with Emax defined by response), measured by MCP-1 release. Therefore, we believe OD-00910 shows selectivity for Treg versus off-target cell endothelial activation.

Effects of OD-00910 on HUVEC as Measured by Change in MCP-1 Production

In in vitro preclinical studies, we have not observed signals of T cell activation (e.g., increases in IFNg, TNF or IL-2) that would suggest activation of non-Treg.

A cytokine release assay was performed using human blood cells to evaluate the potential for OD-00910 to cause an immune response by activating non-Treg cell types and triggering the release of cytokines. The graphs below summarize results we observed from a preclinical study in which human whole blood samples from nine healthy volunteers were treated with four concentrations of OD-00910, staphylococcal enterotoxin B (a positive control that is known to evoke a strong immune response), or trastuzumab (an approved drug for treating cancer used as a control to show a cytokine response that may result from a drug that can be safely administered). In these experiments, we did not observe increased cytokine proliferation in the OD-00910 treated samples similar to the increases observed in the staphylococcal enterotoxin B samples and increases were similar to or lower than the levels observed with trastuzumab, an approved biologic. Based on the observations from this study, we believe OD-00910 may not result in cytokine release associated with immune activation.

Levels of IFNg, TNF or IL-2 Cytokines Following Treatment with OD-00910, Staphylococcal Enterotoxin B and Trastuzumab

Treg Function and Quality

In another study, we assessed Treg function by observing the suppressive activity of isolated Treg on naïve T cells. Treg were stimulated with IL-2 and anti-CD3 and after five days Treg and Teff were analyzed at different ratios of Treg:Teff for calculation of Teff proliferation. Across five donors, we observed an increased Treg to CD4 ratio when treated with OD-00910 as compared to control V-body. The effects at a 1:4 Treg to Teff ratio are shown below.

Inhibition of Teff Proliferation by OD-00910

The observations above are consistent with our observations from earlier studies we conducted using other TNFR2 agonists discovered during our development of OD-00910 and our characterization of IL-2 Comparator 2 (which performed similarly to control).

In another study, we compared OD-00910 against IL-2 Comparator 2, to evaluate their ability to improve markers of Treg function and stability as measured by FOXP3 and EZH2 expression. EZH2 is an epigenetic regulator of FOXP3 expression and by extension, Treg quality. Isolated naïve Treg from 12 human donors were stimulated with the indicated molecule in the presence of anti-CD3 and IL-2 and assessed at day 5. We observed a significant increase in FOXP3 and EZH2 expression with OD-00910 and did not observe changes with IL-2 Comparator 2.

Comparison of FOXP3 and EZH2 Changes to Stimulation from OD-00910 vs. IL-2 Comparator 2

One-way ANOVA run to determine statistical significance between groups. **= p < 0.01; n.s. = not significant.

To assess the stability of Treg in an inflammatory environment and the ability to prevent their conversion to pathogenic inflammatory cells, we conducted a study utilizing an in vitro model in which we purified and stimulated naïve human Treg from 12 donors with anti-CD3 and IL-2 plus control V-body, OD-00910 or IL-2 Comparator 2. To assess conversion to IL-17 production, a marker of conversion to a Th17 immune cell, we challenged these stimulated Treg with a cocktail of IL-1ß, IL-21, IL-23 and TGF-ß. After 11 days (IFNg) and 17 days (IL-17A) respectively, we observed that OD-00910 prevented the large majority of conversion of Treg to a pro-inflammatory phenotype. We used a similar cocktail in a subsequent study on Treg from the same 12 donors without TGF-ß, in which we observed OD-00910 was statistically superior to IL-2 Comparator 2 in preventing the emergence of IFNg positive cells. Together, these results support our belief that TNFR2 agonism with OD-00910 has the potential to present advantages over IL-2 based approaches in improving the function and quality of Treg.

Comparison of IFNg and IL-17A-Positive Cells After Stimulus via Cytokines to Determine Function of Treg

One-way ANOVA calculated to evaluate statistical significance between groups. *= p < 0.05; **= p < 0.01; ***= p < 0.001; ****= p < 0.0001; n.s. = not significant.

Promote Treg Migration to Tissue

We believe the full benefit of a Treg therapy will be best achieved through recruitment of Treg to the site of disease, where it can suppress inflammation and an autoimmune response but also address tissue damage that occurs as a result of chronic disease. CCR8 is a marker of tissue homing capacity. In the study below, we observed in isolated naïve human Treg that, in the presence of anti-CD3 and IL-2, OD-00910 increased CCR8 expression, whereas IL-2 Comparator 2 did not result in a change in CCR8 expression.

CCR8 Expression Following Exposure to OD-00910 and IL-2 Comparator 2

CCR8
n.s.
***
***
100
50
0
% CCR8+ Treg
Control V-Body (n = 6)
OD-00910 (n = 6)
IL-2 Comparator 2 (n = 6)

One-way ANOVA calculated to evaluate statistical significance between groups; ***= p < 0.001; n.s. = not significant.

We conducted additional studies with our TNFR2 murine surrogate agonist to generate additional data on the impact of TNFR2 agonism on Treg migration to tissues in vivo. The percentage of Treg (CD4+FOXP3+) out of immune cells (CD45+) was examined five days after injection of C57BL/6 mice with control V-body (3 mg/kg), our TNFR2 murine surrogate agonist (3 mg/kg), or IL-2 Comparator 3 (1 mg/kg). Results observed indicate higher Treg migration to the spleen and colon following treatment with TNFR2 agonist than IL-2 Comparator 3.

Percent of Treg in the Spleen and Colon Following Exposure to TNFR2 Murine Surrogate, Control V-Body and IL-2 Comparator 3 in Wild-Type Mice

Data above is representative of two experiments and shows percent of Treg observed in immune cells (%FOXP3+CD4+ of CD45+). One-way ANOVA calculated to evaluate statistical significance between groups; **= p < 0.01; ***= p < 0.001; ****= p < 0.0001.

Additional in vivo studies with control V-body, OD-00910 and IL-2 Comparator 3 using human TNFR2 knock-in mice, were conducted. We observed a selective increase in Treg compared to CD4 or CD8 cells across tissues, including the spleen, blood and colon with OD-00910.

Proliferation of Treg, CD4 and CD8 in Spleen, Blood and Colon Following Exposure to OD-00910, Control V-Body and IL-2 Comparator 3 in hTNFR2 Knock-In Mice

Treg
CD4
CD8
Control V-Body (n = 5)
OD-00910 (n = 5)
IL-2 Comparator 3 (n = 3)
Spleen
Blood
Colon
% Treg of immune cells
% CD4 of immune cells
% CD8 of immune cells
****
***
***
n.s.
*

Percent of Treg, CD4 and CD8 observed in immune cells (FOXP3+CD4+ of CD45+). One-way ANOVA calculated to evaluate statistical significance between groups. *= p < 0.05; ***= p < 0.001; ****= p < 0.0001; n.s. = not significant.

In Vivo Pharmacodynamics

To assess the pharmacodynamic effect of Treg modulation by TNFR2 agonism and inform potential human dosing intervals we have conducted in vivo PD assessments using a murinized version of our candidate, OD-00910. Murinization of the candidate involves swapping human for murine sequences outside of the TNFR2 binding regions to reduce immunogenicity. Through reduced immunogenicity, the murinized candidate minimizes species specific clearance that can occur when dosing a human molecule in mice (e.g., anti-drug antibodies) and can enable preliminary assessment of PD.

Below we summarize results from our in vivo preclinical study where a single dose of murinized OD-00910, either at 3 mg/kg or 10 mg/kg, was observed to increase Treg number in the spleen 14 days after dosing suggesting the potential for dosing every two weeks in humans.

Pharmacodynamics of Murinized OD-00910 and Control V-Body in Human TNFR2 Knock-in Mouse Model

Treg (FOXP3+CD4+) as a percentage of total immune cells (CD45+) in spleen at day 14 after subcutaneous injection of human TNFR2 knock-in mice. Four mice were included in each treatment group. One-way ANOVA calculated to evaluate statistical significance between groups; *= p < 0.05; ***= p < 0.001; n.s. = not significant.

We currently expect to complete single dose PK and PD studies with OD-00910 in non-human primates in the first half of 2025 and use those studies to model expected PK and PD in humans with the clinical candidate.

Current Status and Future Clinical Plans for OD-00910

IND-enabling activities for OD-00910 are ongoing to establish processes and generate material for toxicology studies and if successful, future clinical use. If results of our IND-enabling toxicology studies are favorable, we currently expect to file a CTA in Australia by the end of 2025, and begin dosing healthy volunteers in the SAD portion of the Phase 1a trial in the first half of 2026, if approved to proceed, and announce results from this portion of the Phase 1a trial in the second half of 2026. We currently anticipate enrolling approximately 50 patients in the Phase 1a portion of the trial. The primary endpoint of the study is expected to be safety and tolerability, but we also plan to assess pharmacokinetics and pharmacodynamics in blood and utilize skin biopsies to assess effect in tissue. In addition, we are conducting preclinical evaluation of a third-party delayed type hypersensitivity, or DTH, to provide proof-of-mechanism in healthy volunteers. Our trial design is not finalized, but the proof-of-mechanism design is informed by the methods described in “Oral prednisone regulates human skin T cells in delayed-type hypersensitivity reaction elicited by diphencyprone” published in Volume 78, Issue 8 of Allergy and summarized below.

OD-00910 Planned Phase 1a Trial Design

DTH reactions result in contact dermatitis following exposure to various agents. It is possible to provoke contact dermatitis in the skin of a healthy volunteer by exposing an area of skin to an agent known to trigger a DTH reaction following an initial sensitizing exposure. Because DTH reactions are known to be blocked or reduced by Treg, we believe a DTH provocation test in a Phase 1 study of a TNFR2 agonist in healthy participants has the potential to demonstrate proof of an anti-inflammatory mechanism by measuring biomarkers of inflammation in an area of skin in which the DTH reaction is triggered.

The figures below show results from a third-party trial published in the article titled “Oral prednisone regulates human skin T cells in delayed-type hypersensitivity reaction elicited by diphencyprone” in Volume 78, Issue 8 of Allergy, in which a DTH reaction was induced in healthy volunteers. This was an open label, nonrandomized trial to characterize the immune cell infiltrate involved in DTH reaction to an agent known as DPCP, diphencyprone, and test if the DTH reaction could be modulated by treatment with a corticosteroid, prednisone. Following initial sensitization to DPCP on day one, volunteers started prednisolone treatment on day 13 (two days before re-challenge), were rechallenged by placing DCPC in an area of the skin on day 15 and skin biopsies collected on day 18, three days after re-challenge. The graphs show the results of tests analyzing the cells present in the skin biopsies and shows that prednisone treatment reduced the frequencies of activated PD-1+Th and activated CD8+ IFNY + PD-1+TRM cell subsets in inflammatory reactions caused by DPCP.

Provocation Test as Potential Support for Proof-of-Mechanism

Statistical significance was calculated with Mann-Whitney test; ** = p < 0.01; *** = p < 0.001.

Given current FDA guidance for immune agonist therapies, we currently expect to complete the MAD portion in patients with inflammatory disease. In addition to assessing the safety and PK of OD-00910 in patients, we currently intend to use skin biopsies to provide an early assessment of PD response, and disease specific outcome measures.

Additional Programs

TSLP/IL-33

We are developing a bispecific protein therapeutic candidate designed to bind and block signaling from two upstream alarmins, thymic stromal lymphopoietin, or TSLP, and the cytokine interleukin-33, or IL-33, that are both drivers of asthma and other respiratory diseases. TSLP is a validated drug target, with tezepelumab approved for the treatment of asthma. IL-33 antagonists have also shown clinical activity in asthma in third-party clinical studies.

TSLP and IL-33 are two alarmins that are understood to trigger inflammation in the lung in response to inhaled environmental toxins and infectious agents resulting in damage to the epithelium in the lung. TSLP and IL-33 are both present at increased levels in bronchoalveolar lavage fluid, or BALF, from asthma patients with disease that is resistant to corticosteroid therapy. These two alarmins have redundant effects on immune cell types including innate lymphoid cells called ILC2 cells, Th2 lymphocytes and macrophages that mediate disease in asthma and chronic obstructive pulmonary disease. Based on the redundant proinflammatory effects of these two alarmins, we believe that a protein therapeutic targeting both TSLP and IL-33 could be more effective than a therapeutic targeting either alone.

Our bispecific protein therapeutic candidate targeting TSLP and anti-IL-33 is being developed to treat patients with asthma, including both type 2 and non-type 2 disease. We believe this bispecific treatment may be effective in patients whose disease is not well-controlled by other therapies, including inhaled corticosteroids.

Progress on this program has resulted in the identification of high-affinity monospecific antagonists of TSLP and IL-33. The program is in lead optimization to identify a bispecific protein development candidate, which we anticipate nominating in the first half of 2026. Following nomination of a development candidate, we currently expect to commence nonclinical development work to progress to a potential clinical candidate.

NLRP1

We are developing a small molecule candidate designed to inhibit NLRP1, an inflammasome forming pattern recognition protein that has been genetically linked to a number of inflammatory diseases. The inflammasome, once formed and activated, mediates the release of IL-1ß and IL-18, two cytokines that drive inflammation and inflammatory diseases. IL-1ß cytokine blocking therapies have been approved to treat inflammatory disease and multiple IL-18 cytokine blocking therapies are currently in late-stage clinical development.

NLRP1 expression is unique from other inflammasome proteins due to its expression across tissues, including the skin as well as the lining of the stomach, small intestine, colon, lung and uterus. In addition, NLRP1 becomes activated by its own autoproteolytic function, which releases a protein fragment of NLRP1 to form an active inflammasome complex.

Gain-of-function mutations in human NLRP1 lead to autoinflammatory disorders associated with skin and lung inflammation. For example, NLRP1 genetic variants are associated with vitiligo and skin inflammatory spectrum diseases such as multiple self-healing palmoplantar carcinoma and familial keratosis lichenoides chronica. Genetic variants have also been associated with manifestations of psoriasis and AD, systemic sclerosis, autoimmune arthritis and eye diseases, and increased asthma severity.

Our development activities to date have identified chemical matter that binds to NLRP1 and was observed to inhibit inflammasome formation. An assessment of initial chemical matter is ongoing to determine if this chemical matter can be used as a starting point to develop NLRP1 inhibitors. Given the discovery stage of this program, the clinical development plan for a possible future NLRP1 inhibitor clinical candidate has not yet been defined, but we believe systemic sclerosis is one high unmet need indication for a potential NLRP1 inhibitor. We plan to continue conducting experiments to advance this program into lead optimization.

MDA5

We are developing a small molecule candidate designed to inhibit MDA5, an intracellular pattern recognition receptor belonging to the RIG-I-like receptor, or RLR, family. MDA5 plays a crucial role in the innate immune system by detecting long double-stranded RNA, or dsRNA, which can be either endogenous or of viral origin. MDA5 activates the transcription factors NF-kB and IRF3, which lead to the production of proinflammatory cytokines such as TNF, IL-6 and type I interferons. We are not aware of any approved therapies targeting MDA5.

Genetic evidence supports our belief that MDA5 plays a role in inflammatory or autoimmune disease. MDA5 gain of function polymorphisms have been observed to increase MDA5 activity. Loss of function mutations in genes that degrade endogenous RNA have been observed to increase cytosolic

dsRNA. Both of these types of mutations are associated with a range of monogenic autoimmune and inflammatory diseases, including Aicardi-Goutières syndrome or Singleton-Merten syndrome. In addition, we believe activation of the MDA5 pathway likely drives disease in patient subpopulations of large, more heterogenous diseases, such as Sjögren’s syndrome and SLE.

Our development activities to date have identified chemical matter that binds to and inhibits MDA5 activity. Work is ongoing to determine if the chemical matter that has been identified can be used as a starting point to develop MDA5 inhibitors. Given the discovery stage of this program, the clinical development plan has not yet been defined, but we believe Sjögren’s syndrome and SLE are two high unmet need indications for an MDA5 inhibitor. We plan to continue conducting experiments to advance this program into lead optimization.

License and Collaboration Agreements

J&J Strategic Collaboration, Option and License Agreement

On March 29, 2024, we entered into a Strategic Collaboration, Option and License Agreement, or the J&J Agreement, with J&J to jointly discover and optimize small molecule medicines against select therapeutic targets using our AI/ML capability. We and J&J have agreed or will agree to research plans, on a program-by-program basis, and will use commercially reasonable efforts in performing activities under such plans. J&J also has certain obligations to use commercially reasonable efforts to develop and seek to obtain commercialization approval under the J&J Agreement. During the exclusivity period for each elected target under the J&J Agreement, we have agreed not to research, develop, manufacture or commercialize a competing product in the relevant field or territory.

J&J paid us an upfront payment of $6.5 million in connection with the entry into the J&J Agreement, which is the sole payment we have received pursuant to the J&J Agreement as of the date of this prospectus. We will be eligible to receive, subject to the achievement of certain research, development, commercialization approval and sales milestones and the option exercise described below, additional milestone payments in an aggregate amount of approximately $839.0 million from J&J. We will also be eligible to receive low to mid-single digit percentage in tiered royalties based on the aggregate net sales of certain products that arise from the collaboration, if approved (subject to certain deductions). The applicable royalties will be payable to us in a given country commencing on the date of first commercial sale of a royalty product in such country and ending upon the latest of (i) the date of expiration of the last-to-expire valid claim included in certain intellectual property, (ii) a designated period of time following the first commercial sale in such country and (iii) the date of expiration of certain regulatory exclusivity for the applicable product in such country. We are also entitled to reimbursement payments for certain costs incurred in connection with our research activities.

Each party granted to the other party a non-exclusive, royalty-free, worldwide license to certain intellectual property in connection with the other party’s research activities under the J&J Agreement. We also granted J&J an exclusive option to obtain a commercial license with respect to each program within a specified time period. On a program-by-program basis, if J&J elects to exercise such option or if J&J initiates certain research activities for a program (without exercising such option), we would be entitled to a payment in the mid-single digit millions of dollars.

The J&J Agreement will expire (i) on a country-by-country and product-by-product basis on the date of expiration of all payment obligations with respect to such product in such country and (ii) in its entirety upon the expiration of all payment obligations under the J&J Agreement with respect to all products in all countries. J&J also has the right to terminate the J&J Agreement in its entirety or in part, in certain circumstances, including for convenience, upon providing us prior written notice. In addition, if J&J provides us with written notice that it does not elect to commence (or fails to provide any notice regarding whether or not it will elect to commence) certain research activities, or if J&J fails to commence other research activities, during certain specified periods, we will have the right to terminate the applicable program upon written notice.

Pfizer Material Transfer and Evaluation Agreement

On December 20, 2022, we entered into a Material Transfer and Evaluation Agreement, or the Pfizer MTA, with Pfizer, pursuant to which we and Pfizer agreed to transfer to each other certain biological materials with the goal of identifying novel hits using our natural product platform to initiate a preclinical drug discovery program against an oncogenic transcription factor.

Each party granted a non-exclusive, royalty-free, worldwide license to the other party for the use of the materials and intellectual property solely in connection with the joint research plan. Each party will own all proprietary rights in any inventions or discovery made in the course of performing the joint research plan to the extent relating to its own materials.

As consideration for access to our materials, Pfizer agreed to pay us a one-time technology access fee of $1.0 million, along with potential milestone payments upon the achievement of specified milestones in the joint research plan in an aggregate amount of up to $985,000. As of the date of this prospectus, we have received $1.4 million pursuant to the Pfizer Agreement. We agreed that Pfizer may elect, by written notice to us within a certain specified period, to enter into good faith negotiations with us with respect to an exclusive, worldwide, fee bearing license to make, sell and use the materials and results under the Pfizer MTA. The Pfizer MTA will terminate upon the earlier of (i) completion of the joint research plan and (ii) two and one-half years from the date of the Pfizer MTA, and may also be terminated by either party upon prior written notice.

Terray Collaboration and License Agreement

On September 11, 2024, we entered into a Collaboration and License Agreement, or the Terray Agreement, with Terray to discover, develop and commercialize or out-license products directed to IRF5. We and Terray have agreed to an initial research plan and to use commercially reasonable efforts to perform the activities in any research, development or commercialization plans under the Terray Agreement and, commencing on the date that a development candidate is identified, to enter into an out-licensing transaction that satisfies certain requirements. During the term of the Terray Agreement and subject to certain exceptions, we and Terray have agreed not to, directly or indirectly, conduct any other development, manufacturing or commercialization activities related to any compound or product directed to IRF5. As between us and Terray and unless we opt-out as described below, we are solely responsible for preparing and submitting regulatory submissions with regulatory authorities and for obtaining and maintaining regulatory approvals for certain compounds and products that are the subject of the Terray Agreement.

We and Terray have agreed to share all collaboration losses (generated in accordance with and subject to applicable budgets) and collaboration profits (including any payments received in connection with an out-licensing transaction) equally, beginning from the effective date of the Terray Agreement until the earlier of the date either party elects to opt-out, or the date the agreement expires or is terminated.

Both we and Terray have the right to opt-out of the obligation to perform, and share costs for, activities under the applicable plan and the right and obligation to share collaboration losses and collaboration profits, prior to the execution of an out-licensing transaction and subject to certain other conditions. We or Terray may also be deemed to opt-out if further development or commercialization activities are not approved under the agreement or the parties do not designate a development candidate and, in either case, only one party wishes to conduct additional research, or if either party decides not to bear certain increased costs.

In the event one party opts-out of the Terray Agreement, such party will not be required to conduct any further activities under the applicable plan and will no longer be required to pay its portion of collaboration losses or have a right to receive its portion of collaboration profits to the extent incurred or received after the effective date of the opt-out. Instead, the opt-out party will be entitled to receive a percentage of the net proceeds from an out-licensing agreement, if any, ranging from the mid-single digits to the mid-thirties during the term of the Terray Agreement. The percentage of proceeds that the opt-out party would be entitled to will depend on the achievement of certain regulatory and development milestones at the time such party opts out and the time the out-license transaction is entered into. If no out-license transaction has been entered into with respect to the applicable licensed product developed pursuant to the Terray Agreement in the relevant country, the opt-out party will instead be eligible to receive mid-single digit to low double digit royalties on aggregate net sales that arise from the other party’s commercialization of such licensed product, if any, on a country-by-country basis during the applicable royalty term (subject to certain deductions).

The Terray Agreement will expire on the date all payment obligations with respect to licensed products under the Terray Agreement expire. We and Terray may also terminate the Terray Agreement in certain circumstances, including for convenience, upon providing the other party prior written notice.

Competition

The biopharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Our product candidates, if approved, are designed to potentially address a range of inflammatory and autoimmune diseases. Ultimately, the diseases our product candidates target, and for which we may receive marketing authorization, will determine our competition. Our product candidates, if approved, will have to compete with existing therapies and new therapies that may become available in the future. We face potential competition from many different sources, including larger and better-funded pharmaceutical, biopharmaceutical, biotechnological and therapeutics companies. In many cases, the companies with competing programs will have access to greater financial, technical, manufacturing, supply, marketing and sales resources, and may be more advanced in those programs. Moreover, we may also compete with universities and other research institutions that may be or will become active in research on our target indications. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Key competitive factors affecting the success of our product candidates, if approved, are likely to be efficacy, safety, convenience, presentation, price, level of generic competition and the availability of reimbursement from government and third-party payors. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

We are developing OD-07656, a small molecule scaffolding inhibitor of RIPK2 for the treatment of IBD. We are aware of a number of competing product candidates targeting RIPK2 in clinical development stage, including Boehringer Ingelheim’s BI 706321, Accro (Accropeutics) Bioscience’s AC-101, and Oncodesign Precision Medicine’s ODS-101/OPM-101. We are also aware of other companies that have publicly disclosed work on RIPK2, including: GlaxoSmithKline (GSK 2983559 and GSK583), Takeda, Novartis, Bristol Myers Squibb/Celgene, Atomwise, Vibliome Therapeutics and Zenitar Biomedical/Chengdu Zeling Biomedical.

If approved, we would expect to compete against a number of approved therapies for the treatment of IBD. These approved therapies include TNF inhibitors, including AbbVie’s HUMIRA, J&J’s REMICADE and SIMPONI; IL-23 inhibitors including J&J’s STELARA, Eli Lilly’s OMVOH and AbbVie’s SKYRIZI; integrin blockers including Takeda’s ENTYVIO; JAK inhibitors including Pfizer’s XELJANZ and AbbVie’s RINVOQ; and S1P1 receptor modulating therapies, including Bristol Myers Squibb’s ZEPOSIA and Pfizer’s VELSIPITY. We are also aware of product candidates in development for the treatment of patients with IBD, including Merck’s MK-7240, Roche’s RG6631 and Sanofi/Teva’s TEV-48574 TL1A antibodies; additional IL-23/IL-23Rs including J&J’s TREMFYA and JNJ-2113; and oral anti-integrin agents including Eli Lilly’s MORF-057 and Gilead’s GS-1427.

We are also developing an IRAK4 scaffolding inhibitor. There are a number of companies seeking to develop drugs targeting IRAK4. We are aware of three IRAK4 degraders in clinical trials or late-stage preclinical development for the potential treatment of patients with inflammatory diseases, including Sanofi and Kymera’s KT-474, Leadingtac’s LT-002 (or LT-002-158) and Gilead and Nurix’s GS-6791/NX-0479, and a number of IRAK4 kinase inhibitors in clinical trials, including Gilead’s GS-5718, Chia Tai Tianqing’s TQH3821 and AstraZeneca’s AZD6793.

In addition, we are developing OD-00910, a monospecific, tetravalent V-body designed to agonize TNFR2 selectively on Treg. We are not aware of any TNFR2 agonists that have commenced clinical trials, but are aware of three TNFR2 agonist programs that are in preclinical or early clinical development, including Dualyx’s DT-001, TRexBio’s TRB-061 and Nektar’s NKTR-0165. Additional TNFR2 agonist programs are in development for cancer indications. Other approaches to Treg therapies include, but are not limited to, IL-2 therapies and cell therapies.

Intellectual Property

We continuously work to protect our, and develop new, proprietary technology, inventions, trade secrets and know-how that are important for our business, including by seeking, maintaining and defending patent rights. In addition to seeking patent protection, we rely upon trade secrets and confidential know-how and continuing technological innovation related to our product candidates and drug development efforts. We seek to protect our proprietary information, in part, using confidentiality agreements with any collaborators, advisors, employees and consultants and invention assignment agreements with our employees. We also have agreements requiring assignment of inventions with selected consultants, advisors and collaborators. Our success will depend in part on our ability to obtain and maintain patent protection for our product candidates and technologies, to preserve our trade secrets, to operate without infringing the proprietary rights of third parties and to acquire licenses related to enabling technologies or products. We are also party to collaboration agreements and licenses pursuant to which we develop new intellectual property and collaborate with third-parties to provide them access to our intellectual property and gain access to their intellectual property. See the section of the prospectus titled “—License and Collaboration Agreements” for more information.

The term of individual patents in our portfolio depends upon the legal term of patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, the term of a patent may be eligible for patent term adjustment, which permits patent term restoration as compensation for delays incurred at the United States Patent and Trademark Office, or the USPTO, during the patent prosecution process. In addition, for patents that cover an FDA-approved drug, the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. While the length of the patent term extension is related to the length of time the drug is under regulatory review, patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent per approved drug may be extended under the Hatch-Waxman Act. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek any available patent term extension to any patents we may be granted in any jurisdiction where such extensions are available. However, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

We may also rely on trade secrets relating to our discovery programs and product candidates, and seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us, and for employees and consultants to enter into invention assignment agreements with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Where applicable, the agreements provide that all inventions to which the individual contributed as an inventor shall be assigned to us, and as such, will become our property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

RIPK2

Our RIPK2 patent portfolio consists of patent applications directed toward the composition of matter of certain inhibitors of RIPK2 having distinct chemical scaffolds, including a scaffold that covers our most advanced product candidate, OD-07656, and uses of these inhibitors to treat certain diseases.

OD-07656

The patent portfolio for OD-07656 is based on our wholly owned patent families, and includes patent applications directed to the composition of matter of OD-07656, uses of OD-07656 for treating certain diseases and certain crystalline forms of OD-07656 and their uses for treating certain disease.

As of December 31, 2024, applications directed toward the composition of matter of OD-07656 and its uses to treat certain diseases have been filed in Argentina and Taiwan and under the Patent Cooperation Treaty, or the PCT. The PCT is an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in each of the PCT-member states. Although a PCT application is not itself examined and cannot issue as a patent, it allows the applicant to seek protection in any of the member states by filing national applications. Any patents that may issue in the U.S., Argentina, Taiwan or in other foreign jurisdictions based on this PCT application would expire in 2043, absent any terminal disclaimers, patent term adjustments or patent term extensions.

As of December 31, 2024, we also have one pending U.S. provisional patent application directed toward certain crystalline forms of OD-07656 and their uses for treating certain diseases. If non-provisional patent applications (e.g., a regular U.S. application, a PCT application or foreign national applications) claiming the benefit of the pending U.S. provisional patent application are filed in 2025 before expiration of the U.S. provisional patent application, any patents that may issue in the U.S. from such applications would expire no earlier than 2045, absent any terminal disclaimers, patent term adjustments or patent term extensions. Any patents that may issue in foreign jurisdictions would likewise expire in 2045, absent any terminal disclaimers, patent term adjustments or patent term extensions.

Other RIPK2 Inhibitors

The patent portfolios for our other RIPK2 inhibitors under development are wholly owned by us and include patent applications directed to the composition of matter of inhibitors having defined chemical scaffolds that differ from the scaffold that covers OD-07656, and uses of such inhibitors for treating certain diseases.

As of December 31, 2024, a PCT application directed toward the composition of matter and uses to treat certain diseases of a chemical scaffold different from the scaffold that covers OD-07656 has been filed. Any patents that may issue in the U.S. or any foreign jurisdiction based on the PCT application would expire in 2044, absent any terminal disclaimers, patent term adjustments or patent term extensions.

As of December 31, 2024, we have also filed two U.S. provisional applications directed toward the composition of matter and uses to treat certain diseases of another chemical scaffold different from the scaffold that covers OD-07656. If non-provisional patent applications claiming the benefit of the pending U.S. provisional patent application are filed in 2025 before expiration of the U.S. provisional patent application, any U.S. patents that may issue from such applications would expire no earlier than 2045, not including any terminal disclaimers, patent term adjustments or patent term extensions. Any patents that may issue in foreign jurisdictions would likewise expire in 2045, absent any terminal disclaimers, patent term adjustments or patent term extensions.

IRAK4

We are continuing to evaluate which IRAK4 compound to advance into clinical trials as our development candidate and have filed a provisional patent application to cover our current IRAK4 small molecule inhibitors, as well as general compounds that cover our selected compound and other related compounds.

TNFR2

The TNFR2 patent portfolio covers protein agonist molecules. This portfolio is based on our wholly owned group of patent families, including patent applications directed to TNFR2 VHH, CD25 VHH, TNFR2-CD25 bispecific VHH, methods of making these molecules and methods of treating disease by administering these molecules, including with respect to our lead molecule for this program, OD-00910.

As of December 31, 2024, our TNFR2 patent portfolio comprised four pending U.S. provisional applications, two pending PCT applications, two Taiwanese patent applications and two Argentine pending applications. Any patents that may issue from these pending applications would expire from 2044 to 2045, absent any terminal disclaimers, patent term adjustments or patent term extensions.

TSLP-IL-33

The TSLP-IL-33 patent portfolio covers the protein agonists we are continually evaluating for the purpose of determining which molecule may be advanced into clinical trials. This portfolio is based on one pending U.S. provisional application directed to TSLP VHH, methods of making these molecules and methods of treating disease by administering these molecules. Any patents granting from this pending U.S. provisional application would expire in June 2045, absent any patent term adjustments or patent term extensions.

Trademarks

Further, we have and will continue to pursue trademark protection for our company name and brand, as well as slogans and taglines and logos. As of December 31, 2024, we owned six trademark registrations in foreign jurisdictions that comprise or incorporate the term “Odyssey Therapeutics” and/or our former wreath logo, and had three such pending trademark applications in the United States. In connection with changes to our wreath logo, we have subsequently submitted additional applications in the United States and intend to submit additional applications in foreign jurisdictions.

Sales and Marketing

Given our stage of development, we have not yet established a full commercial organization or distribution capabilities. We intend to build a commercial infrastructure to support sales of any approved product candidates and intend to continue evaluating opportunities to work with partners that enhance our capabilities with respect to the development and commercialization of product candidates, if approved. In addition, we intend to commercialize our product candidates, if approved, in key global markets, either alone or with partners in order to maximize the worldwide commercial potential of our programs.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for clinical testing, as well as for the manufacture of any products that we may commercialize, if approved. For all our product candidates, we intend to identify and qualify redundant manufacturers, including entering into long-term agreements, to provide the active pharmaceutical ingredients and drug product and prior to submission of a new drug application, or NDA, or biologics license application, or BLA, to the FDA and/or a marketing authorization application, or MAA, to the European Medicines Agency, or EMA, and/or other comparable foreign regulatory authorities. We believe our selection of two well understood modalities, small molecules and protein therapeutics, will allow us to manufacture our product candidates in reliable and reproducible processes from readily available starting materials. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, sale, distribution, post-approval monitoring and reporting, marketing, and export and import of drug products and biologics. We, along with any third-party contractors on whom we rely, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies, clinical trials or seek approval of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, as amended, or the FDCA, and its implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. Biologics are subject to these same requirements in the United States, except that they are licensed under the Public Health Service Act. A new drug or biologic must be approved by the FDA through the NDA or BLA process, respectively, before they may be legally marketed in the United States, and this process generally involves the following:

•	completion of preclinical laboratory tests, animal studies, and formulation studies in accordance with FDA’s good laboratory practices, or GLPs, and other applicable regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin and must be updated annually and when certain changes are made;

•	approval by an independent investigational review board, or IRB, or independent ethics committee, or EC, representing each clinical site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCPs, to establish the safety and efficacy of the proposed drug or the safety, purity and potency of the proposed biologic for its intended use;

•	preparation of and submission to the FDA of an NDA or BLA after the completion of pivotal trials;

•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug or biologic is produced to assess compliance with current good manufacturing practices, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	potential FDA audit of the preclinical study, nonclinical study and/or clinical trial sites that generated data in support of the NDA or BLA; and

•	FDA review and approval of the NDA or BLA to permit commercial marketing of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a product candidate in the United States, a sponsor must submit an IND to the FDA requesting their authorization to administer an investigational product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamics, characteristics of the product; chemistry, manufacturing and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial or may not allow the trial to commence on the terms originally specified in the IND.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, dosing procedures, subject selection and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and retains oversight for the trial to protect study subject welfare until completed. Some trials also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or data monitoring committee, which provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy or other ethical grounds to stop the trial. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Similarly, an IRB may suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor must ensure that the clinical trial complies with regulatory requirements if the data is to be used in support of NDA or BLA approval. The FDA may accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCPs, and the FDA is able to validate the data through an onsite inspection, if deemed necessary.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These trials are designed to test the safety, dosage tolerance, absorption, metabolism, excretion and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. In the case of some drugs or biologics for severe or life-threatening diseases, especially when the drug or biologic may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients with the target disease or condition.

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Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and labeling. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA or BLA.

It is possible that Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may, at any time during the initial 30-day IND review period or while clinical trials are ongoing under the IND, impose a partial or complete clinical hold or suspend a clinical trial, for example, because there is an unacceptable health risk.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product for the approved use or uses. These so-called Phase 4 trials may be conducted after initial marketing approval and may be used to gain additional experience from the treatment of patients in the intended therapeutic indication, for example, to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMPs. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, and purity of the final product. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and preclinical or nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, or AEs, findings from other trials suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

In addition, during the development of a new drug or biologic, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of a Phase 2 trial, and before an NDA or BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug or biologic.

U.S. Review and Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical, and other nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug or biologic, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including trials initiated by independent investigators. To support marketing approval, the data submitted must be sufficient to establish the safety and efficacy of the investigational drug product or the safety, purity and potency of the investigational biological product, for its intended use or uses to the satisfaction of the FDA. The submission of an NDA or BLA is subject to the payment of user fees; a waiver of such fees may be obtained under certain limited circumstances.

The FDA conducts a preliminary review of all NDAs and BLAs generally within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an application for filing. In this event, the NDA or BLA must be resubmitted with the additional information. The resubmitted application also is subject to preliminary review before the FDA accepts it for filing. Once accepted for filing, the FDA reviews an NDA or BLA to determine, among other things, whether a product is safe and effective for its intended use or uses and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the filing date to complete its initial review and act on a standard NDA for a drug that is a new molecular entity or a BLA. The FDA also has a goal of ten months from the date of NDA receipt to review and act on a standard NDA for a drug that is not a new molecular entity. The FDA does not always meet its goal dates, and the review process is often extended by FDA requests for additional information or clarification.

The FDA may refer an application for a novel drug or biologic to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMPs and adequate to assure consistent production of the product within designated specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs and assure the integrity of the clinical data submitted to the FDA. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA or BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications and other conditions of use. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval. A CRL will describe all of the deficiencies that the FDA has identified in the NDA or BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the CRL without first conducting required inspections and/or reviewing proposed labeling. In issuing the CRL, the FDA may recommend actions that the applicant might take to place the NDA or BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of an NDA or BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and other conditions of use, and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA or BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. The FDA may also require one or more Phase 4 post-marketing trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization and may limit further marketing of the product based on the results of these post-marketing trials or surveillance programs.

In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs and biologics, including for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs, BLAs, and certain supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or the FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug or biologic is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

U.S. Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. For example, the Fast Track program is intended to expedite or facilitate the process for reviewing new product candidates that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a Fast Track designated product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA or BLA is submitted, the product candidate may be eligible for priority review. A Fast Track-designated product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted. Rolling review may occur if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA for review and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for Breakthrough Therapy designation to expedite its development and review. A product candidate can receive Breakthrough Therapy designation if preliminary clinical evidence indicates that the product candidate, alone or as a combination therapy with one or more other drugs may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment from FDA to expedite the development and review of the product candidate, including involvement of senior managers.

A marketing application for a drug submitted to the FDA for approval, including a product candidate with a Fast Track designation and/or Breakthrough Therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review. A product candidate is eligible for priority review if it is designed to treat a serious condition, and if approved, would provide a significant improvement in safety or effectiveness compared to available alternatives for such disease or condition. For new-molecular-entity NDAs or original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date, or with respect to non-new-molecular-entity NDAs, within six months of the NDA receipt date.

Additionally, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may utilize an accelerated approval pathway upon a determination that the product has an effect on (1) a surrogate endpoint that is reasonably likely to predict clinical benefit or (2) a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform an adequate and well-controlled post-marketing clinical trial or trials to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Any such confirmatory trial must be completed with due diligence and the FDA may require that the trial be underway prior to approval. Failure to conduct such required post-approval trials with due diligence, or to confirm a clinical benefit during such trials, would allow the FDA to withdraw the product from the market on an expedited basis. In addition, the FDA requires, as a condition of accelerated approval, the pre-submission of promotional materials, which can adversely impact the timing of the commercial launch of a product.

Fast Track designation, Breakthrough Therapy designation, priority review designation, and the accelerated approval pathway do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval. These pathways do not always lead to a faster development or regulatory review or approval process, and do not provide assurance of ultimate full FDA approval. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

U.S. Marketing Exclusivity

Market exclusivity provisions under the FDCA and the Public Health Service Act can delay the submission or the approval of certain marketing applications. The FDA provides periods of non-patent regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace. For drugs, five years of exclusivity are available to new chemical entities, or NCEs. An NCE is a drug that contains no active moiety that has been approved by the FDA in any other NDA. An active moiety is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds, or other noncovalent, or not involving the sharing of electron pairs between atoms, derivatives, such as a complex (i.e., formed by the chemical interaction of two compounds), chelate (i.e., a chemical compound), or clathrate (i.e., a polymer framework that traps molecules), of the molecule, responsible for the physiological or pharmacological activity of the drug substance. During the exclusivity period, the FDA may not accept for review or approve an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company that contains the same active moiety. An ANDA or 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a Paragraph IV certification of patent invalidity, unenforceability, or non-infringement is filed.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active ingredient for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a 505(b)(1) NDA; however, an applicant submitting a 505(b)(1) NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.

Biologics are also entitled to exclusivity under amendments to the Public Health Service Act from the Biologics Price Competition and Innovation Act, or the BPCIA. Under the BPCIA, a reference biological product is granted 12 years of data exclusivity, the period of time during which an innovator’s clinical data cannot be used by other companies, from the time of “first licensure” of the product, and an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. Biosimilarity requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, which is generally shown through a combination of analytical studies, animal studies and a clinical trial or trials. Certain biological products can also be shown to be interchangeable with the original biological product, which requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient, and for products administered multiple times, that the product and the reference product may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products.

The FDA may also grant pediatric exclusivity to drugs, which provides an additional six months of exclusivity running from the expiration date of each other existing regulatory exclusivity period and from the date of each patent listed with FDA. The FDA may also grant pediatric exclusivity to biologics, but that exclusivity will only attach to the reference product and orphan drug exclusivity period, not patents for biological products. To be eligible for pediatric exclusivity, the FDA must issue a Written Request detailing the trials to be performed and the timeframe for their completion. If an applicant agrees to perform the trials as outlined in the Written Request, the applicant must submit trial reports at least nine months prior to the expiry of the exclusivity or patent, as applicable, that is to be extended. The trial reports must demonstrate that the applicant has met the conditions of the Written Request.

U.S. Post-Approval Requirements

Products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. After approval, changes to the approved product, manufacturing locations or processes, or labeling are subject to FDA review and approval. Significant changes require prior FDA review and approval. Further, for certain modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain prior FDA approval of a new NDA, BLA or supplement, which may require the development and submission of additional data. There also are continuing, annual user fees due to FDA for any marketed products.

Drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs and biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements in the event of a deviation affecting a marketed product. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and other tracking requirements and must notify the

FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval of an NDA or BLA for various reasons, including based on new concerns related to safety or effectiveness or if compliance with regulatory requirements and standards is not maintained. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may also result in revisions to the approved labeling to add new safety information; imposition of post-market trials or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences for the failure to meet applicable requirements include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or untitled letters;

•	clinical holds on clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications or suspension or revocation of product approvals;

•	product seizure or detention or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases, and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising, and promotion of drugs and biologics. A company may make only those claims relating to safety, efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and misleading promotion. Failure to comply with these requirements may result in, among other things, adverse publicity, warning or other enforcement letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labeling.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, or HHS, (e.g., the Office of Inspector General and Office for Civil Rights), the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the United States, sales, marketing and scientific/educational programs must also comply with federal and state fraud and abuse laws, data privacy and security laws, transparency laws and pricing and reimbursement requirements in connection with governmental payor programs, among others. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act, as well as applicable state laws. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with regulatory requirements subjects companies to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a company to enter into supply contracts, including government contracts. In addition, even if a company complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of our product candidates, some of our future U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved product is eligible for the extension and, among other requirements, the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our then owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

An abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product was created by the BPCIA, which was part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA.

As noted above, a reference biological product may be eligible for 12-year exclusivity from the time of “first licensure.” “First licensure” typically means the initial date the particular product at issue was licensed in the United States. This does not include a supplement for the biological product or a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest or other related entity) for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device, or strength, unless that change is a modification to the structure of the biological product and such modification changes its safety, purity or potency. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

Pricing and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. In the United States, no uniform policy exists for coverage and reimbursement for pharmaceutical products among third-party payors. Therefore, decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis and can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance or at all. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a third-party payor will provide coverage for a product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payor will pay for the product once coverage is approved.

Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication, or place products at certain formulary levels that result in lower reimbursement levels and higher cost-sharing obligation imposed on patients. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service. In order to secure coverage and reimbursement for any product candidate that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of the product candidate, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not we conduct such studies, our product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development. In the United States, the principal decisions about reimbursement for new products are typically made by CMS, an agency within HHS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. Moreover, as a condition of participating in, and having products covered under, certain federal healthcare programs, such as Medicare and Medicaid, we will be subject to federal laws and regulations that require pharmaceutical manufacturers to calculate and report certain price reporting metrics to the government, such as Medicaid Average Manufacturer Price, or AMP, and Best Price, Medicare Average Sales Price, the 340B Ceiling Price and Non-Federal AMP reported to the Department of

Veteran Affairs, and with respect to Medicaid, pay statutory rebates on utilization of manufacturers’ products by Medicaid beneficiaries. Compliance with such laws and regulations require significant resources and any findings of non-compliance may have a material adverse effect on our revenues if any of our product candidates are approved.

The Inflation Reduction Act of 2022, or the IRA, includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D; allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Specifically, with respect to price negotiations, CMS has negotiated prices for the first ten high-cost drugs paid for by Medicare Part D starting in 2026, which will be followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and beyond. This provision applies to drug products that have been approved for at least nine years and biologics that have been licensed for 13 years, but it does not apply to drugs and biologics that have been approved for a single rare disease or condition. Nonetheless, since CMS has established and will continue to establish maximum prices for these products in price negotiations, we would be fully at risk of government action if our products become the subject of Medicare price negotiations. Moreover, given the risk that could be the case, these provisions of the IRA may further heighten the risk that we would not be able to achieve the expected return on our drug products or full value of our patents protecting our products if prices are set after such products have been on the market for nine years. Various industry stakeholders, including certain pharmaceutical companies and industry groups have initiated lawsuits against the federal government asserting that the price negotiation provisions of the IRA are unconstitutional. The effects of the IRA on our business and the healthcare industry in general is not yet known. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

The containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs and biologics, have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including by passing legislation and regulations designed to control pharmaceutical and biological product pricing, including government price controls, price or patient reimbursement constraints, discounts, restrictions on certain drug access, marketing cost disclosure, transparency measures, requirements for substitution of generic products and other measures designed to encourage importation from other countries and bulk purchasing. In January 2024, the FDA authorized Florida’s Agency for Health Care Administration’s drug importation program, which is the first step toward Florida facilitating importation of certain prescription drugs from Canada. Authorization of other state programs may follow. In many countries, the prices of products are subject to varying price control mechanisms as part of national health systems. For example, in the European Union, or the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been approved. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular therapy to currently available therapies, or so-called health technology assessments, in order to obtain reimbursement or pricing approval. Other countries may allow companies to fix their own prices for products, but monitor and control product volumes and issue guidance to physicians to limit prescriptions. Efforts to control prices and utilization of pharmaceutical products will likely continue as countries attempt to manage healthcare expenditures. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower. In general, the prices of products under such systems are substantially lower than in the United States. Accordingly, in markets outside the United States, the reimbursement for products may be reduced compared with the United States. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our future net revenue and results if our product candidates are approved in these jurisdictions. Decreases in third-party reimbursement for any of our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of the product candidates, if approved, and have a material adverse effect on our sales, financial condition and results of operations.

Other Healthcare Laws and Compliance Requirements

In the United States, drug manufacturers and sponsors are subject to a number of federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims and other healthcare fraud and abuse laws, as described below.

The U.S. federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for, or recommending the purchase, lease, or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs.

The federal false claims laws, including the federal False Claims Act, or the FCA, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government or knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Actions under the civil FCA may be brought by the U.S. Attorney General or as a qui tam action by a private individual in the name of the government. Moreover, a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil FCA.

In addition, the civil monetary penalties statute, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective “business associates” and their respective subcontractors that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals including physician assistants and nurse practitioners and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members.

There are federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, and such reported prices may be used in the calculation of reimbursement and/or discounts on approved products.

There are also federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing information and marketing expenditures or which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities; and state and local laws that require the registration of pharmaceutical sales representatives.

Violations of any of these laws and other applicable healthcare fraud and abuse laws may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies.

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. For example, implementation of the ACA substantially changed the way healthcare is financed by both governmental and private insurers in the United States and significantly affected the pharmaceutical industry. The ACA, among other things, increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, under which they must agree to offer point-of-sale discounts (increased to 70 percent, effective as of January 1, 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain

“branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected expanded the types of entities eligible for the 340B drug discount program; expanded eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, in June 2021 the U.S. Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case on procedural grounds without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. It is possible that the ACA will be subject to judicial or Congressional challenges in the future.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through the first half of 2032. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021 and subsequent legislation, Medicare payments to providers are subject to further reductions in 2025.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient assistance programs and reform government program reimbursement methodologies for drugs. President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, HHS issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA’s accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the current or future presidential administrations may reverse or otherwise change these measures, both the executive branch and Congress have at times indicated that they will continue to seek new legislative measures to control drug costs.

We cannot predict what healthcare reform initiatives may be adopted in the future. Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act of 1977, or the FCPA, prohibits any U.S. individual or business, as well as its employees, agents, and other representatives, from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to obtain, retain, or direct business. The FCPA also obligates companies whose securities are publicly listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Europe and Rest of World Government Regulation

Our regulatory strategy involves filing CTAs for our early-stage clinical trials in jurisdictions outside of the United States to support enrollment in our clinical trials, which may include Australia and other countries. As a result, in addition to regulations in the United States, we expect to be subject to a variety of regulations in other jurisdictions that we may in the future select to test or commercialize our product candidates, which may govern, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval of a product, we would need to obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the EU, for example, a CTA must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, we must submit a MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the EU member states. The application used to file the NDA in the United States is similar to that required in the EU, with the exception of, among other things, country-specific document requirements.

For other countries outside of the EU, such as Australia, countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Data Privacy and Information Security Laws

In the ordinary course of business, we process personal data, and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, financial information and data we collect about trial participants in connection with clinical trials, or collectively, sensitive data. Accordingly, we may be subject to numerous data privacy and security obligations, including federal, state, and local laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations related to data privacy and security.

These data privacy and security laws are evolving and may impose potentially conflicting obligations. Such obligations may include, without limitation, the Federal Trade Commission Act, the European Union’s General Data Protection Regulation 2016/679 , or EU GDPR, the EU GDPR as it forms part of United Kingdom, or UK, law by virtue of section 3 of the European Union (Withdrawal) Act 2018, or UK GDPR, and HIPAA, as amended by HITECH. In addition, in the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, and similar laws are being considered in several other states, as well as at the federal and state levels. These new laws are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure for any noncompliance.

Additionally, because we collect personal data from individuals outside of the United States, through clinical trials or otherwise, we are, or may become, subject to foreign data privacy and security laws, such as the EU GDPR. Foreign data privacy and security laws impose significant and complex compliance obligations on entities that are subject to those laws. For example, the EU GDPR applies to any company established in the European Economic Area, or EEA, and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. These obligations may include limiting personal data processing to only what is necessary for specified, explicit, and legitimate purposes; requiring a legal basis for personal data processing; requiring the appointment of a data protection officer in certain circumstances; increasing transparency obligations to data subjects; requiring data protection impact assessments in certain circumstances; limiting the collection and retention of personal data; increasing rights for data subjects; formalizing a heightened and codified standard of data subject consents; requiring the implementation and maintenance of technical and organizational safeguards for personal data; mandating notice of certain personal data breaches to the relevant supervisory authority(ies) and affected individuals; and mandating the appointment of representatives in the EU in certain circumstances.

Employees and Human Capital Resources

As of December 31, 2024, we had 151 full-time employees. Of those, 126 were engaged in research and development activities. Approximately 55% of our employees hold Ph.D. or M.D. degrees. Approximately 81% of our employees are located in the United States. We do not have any employees that are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Our future success depends on our ability to attract, develop and retain key personnel, maintain our culture and ensure diversity and inclusion among our board of directors, management and broader workforce. Our human resources objectives include, as applicable, identifying, attracting, retaining, incentivizing and integrating existing and prospective employees. Our employees have access to a broad range of benefits, including health insurance, a 401(k) plan, equity incentive plans and other customary employee benefits. The purpose of these benefits is to attract and retain the best available personnel, incentivize our employees, promote the success of our business and strengthen the mutuality of interest between employees and our stockholders. As these areas directly impact our ability to compete and innovate, they are key focus areas for our board of directors and management.

Scientific Advisory Board

While our team of employees and consultants has a profound knowledge of immune biology, we also seek advice from our scientific advisory board, which is comprised of preeminent immunology researchers. Members of our scientific advisory board include multiple Howard Hughes Medical Institute investigators and leading experts globally who have conducted foundational research to identify and characterize a number of our therapeutic targets, including RIPK2, IRAK4, TNFR2, NLRP1 and MDA5. Our scientific advisory board meets periodically with our board of directors and management to discuss matters relating to our business activities.

Facilities

We currently lease approximately 45,632 square feet of space as our corporate headquarters in Boston, Massachusetts. The lease expires in September 2029. We also currently lease approximately 19,845 square feet of space in Ann Arbor, Michigan, which expires in December 2026, and approximately 18,430 square feet of space in San Diego, California, which expires in July 2029, and use both facilities for research and development and office space. We have the option to extend each of the three leases described above once for an additional five-year term on largely the same terms but at the then current market rate. We also rent additional space in New York, New York, Ann Arbor, Michigan and Frankfurt, Germany, which we use for a variety of administrative and research and development activities. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of management, would have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

Corporate Information

We were incorporated in Delaware in April 2021. Our principal executive offices are located at 51 Sleeper Street, Boston, MA 02210, and our telephone number is (617) 865-9628. Our website address is https://odysseytx.com/. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

MANAGEMENT

Executive Officers and Directors

Set forth below is certain biographical and other information regarding our executive officers and directors as of December 31, 2024.

Name	Age	Position(s)

Executive Officers
Gary D. Glick, Ph.D.	63	President, Chief Executive Officer and Director
Julie Clauss	47	Chief Operating Officer
Jason Haas	57	Chief Financial Officer
William Roush, Ph.D.	72	Executive Vice President, Head of Small Molecule Research
Kira M. Schwartz	51	Executive Vice President, General Counsel and Secretary
Stephen Soisson, Ph.D.	56	Executive Vice President, Protein Therapeutics and Structural Biology
Collin Todd	33	Senior Vice President, Strategy and Business Development
Non-Employee Directors
Jeffrey M. Leiden, M.D., Ph.D.	69	Chair and Director
Charles Baum, M.D., Ph.D.	66	Director
Jill Carroll	49	Director
Carl L. Gordon, Ph.D., CFA	60	Director
Lorence Kim, M.D.	50	Director
Ian F. Smith	58	Director
Valerie Odegard, Ph.D.	47	Director
Timothy P. Walbert	57	Director

The following are brief biographies describing the backgrounds of our executive officers and directors.

Executive Officers

Gary D. Glick, Ph.D. is our founder and has served as our President, Chief Executive Officer and a director since April 2021. Dr. Glick is a chemist and serial biotechnology entrepreneur with over 15 years of experience in the biotechnology industry. He has founded several successful companies, including IFM Therapeutics, LLC, or IFM, a private biotechnology company. Dr. Glick has served as Executive Chairman of IFM since December 2019 and previously served as Chief Executive Officer from 2015 to November 2019. During Dr. Glick’s tenure as Chief Executive Officer, IFM progressed three programs from ideation to clinical development and executed several major transactions generating proceeds to date of $750 million. Subject to the achievement of various milestones, proceeds from such sales could reach more than $4.7 billion. Prior to founding Odyssey in 2021, Dr. Glick co-founded and launched Scorpion Therapeutics, or Scorpion, in February 2020, where he played an instrumental role in the conception and building of the company. During his tenure as Chief Executive Officer from February 2020 to February 2021, Scorpion grew to nearly 50 employees and raised $270 million across two financings. On January 13, 2025, it was announced that Eli Lilly and Company had entered into a definitive agreement to acquire Scorpion for up to $2.5 billion in cash. Dr. Glick also founded Lycera Corporation earlier in his career, serving as Chief Scientific Officer. Dr. Glick received his Ph.D. in organic chemistry from Columbia University and completed an NIH postdoctoral fellowship in organic chemistry at Harvard University.

Julie Clauss has served as our Chief Operating Officer since January 2024. Ms. Clauss is an accomplished business leader in the biopharmaceutical industry with operational and finance experience across a range of pharmaceutical companies. Ms. Clauss has also served as the co-founder of Aptabridge Therapeutics, Inc. since December 2021. Ms. Clauss also served as Vice President, Gene Therapy Platforms at Ultragenyx Pharmaceutical Inc. from August 2021 until September 2022, where she was responsible for aligning functions across programs and driving operational efficiency, and prior to that, as Vice President, Head of Research and Development Operations at Ipsen, from August 2018 until August 2020, where she was responsible for establishing the strategic portfolio management group and developing data-driven global research and development strategies. Additionally, her career includes leadership positions at Sanofi Pasteur and Sanofi. Ms. Clauss received a Master of Business Administration through the Sloan Fellows program at the Massachusetts Institute of Technology. She holds a Master of Engineering degree in chemistry from Ecole Centrale Mediterranee and a Master of Science degree in chemistry and physical sciences from Joseph Fourier University.

Jason Haas has served as our Chief Financial Officer since December 2024. Mr. Haas is a dynamic business leader with over 25 years of experience in healthcare investment banking and the biotechnology industry. Prior to joining Odyssey, he served as Chief Financial Officer at Syros Pharmaceuticals, Inc. (Nasdaq: SYRS) from October 2021 until November 2024. Previously, Mr. Haas served as Co-head of Americas, Healthcare Investment Banking at Barclays plc from June 2016 to October 2021. From 2012 to June 2016, Mr. Haas served as Head of Americas, Healthcare Investment Banking at Deutsche Bank AG, or Deutsche Bank. Before that, he was a Managing Director on the Healthcare Investment Banking team at Goldman Sachs & Co. LLC. Mr. Haas currently serves on the board of directors of Ligand Pharmaceuticals Incorporated (Nasdaq: LGND), a public biotechnology company. Mr. Haas earned his B.A. in international relations and economics from Colgate University and his M.B.A. from Columbia Business School.

William Roush, Ph.D. has served as our Executive Vice President, Head of Small Molecule Research since July 2024. Dr. Roush is an accomplished chemist with experience in organic chemistry, medicinal chemistry and methods development. Dr. Roush has held academic positions at the Massachusetts Institute of Technology, Indiana University, the University of Michigan and most recently, the Scripps Research Institute where he is Emeritus Professor of Chemistry. Prior to joining Odyssey, Dr. Roush was the Executive Vice President of chemistry at IFM from October 2017 until June 2024 and oversaw the discovery of several product candidates for cancer and inflammation that are now in clinical development. Dr. Roush received his B.S. in chemistry from the University of California, Los Angeles and he completed his Ph.D. in chemistry at Harvard University.

Kira M. Schwartz has served as our Executive Vice President, General Counsel and Secretary since September 2021. Ms. Schwartz is an accomplished general counsel and transaction attorney with over 20 years’ experience in the biopharmaceutical industry. Previously, Ms. Schwartz served as General Counsel, Secretary, and an executive team member at Prevail Therapeutics Inc. from June 2020 until March 2021. Prior to joining Prevail, Ms. Schwartz served until May 2020 as Senior Vice President, Associate General Counsel and Assistant Secretary at Allergan plc, where she advanced through increasingly significant legal roles, including at its predecessors Actavis and Forest Laboratories, where she joined as Associate General Counsel in 2008. At Allergan, Ms. Schwartz led a legal team supporting the company’s business development, alliance management, corporate governance, finance, human resources, supply chain and real estate functions. Ms. Schwartz started her legal career as a corporate associate at Cleary, Gottlieb, Steen & Hamilton LLP, from which she joined the business transactions legal group at Pfizer. Ms. Schwartz earned her B.A. in economics from Tufts University and her J.D. from Yale Law School.

Stephen Soisson, Ph.D. has served as our Executive Vice President, Protein Therapeutics and Structural Biology since October 2021. Dr. Soisson is an experienced protein engineer and structural biologist with more than 20 years of drug discovery experience. Prior to joining Odyssey, Dr. Soisson served in multiple scientific roles at Merck Research Laboratories, or MRL, beginning in 2000, including as Senior Director and as Executive Director and Global Head of Structural Chemistry and Structural Protein Sciences from October 2017 until October 2021, where he architected and oversaw MRL’s network-wide efforts to structurally enable all programs with three-dimensional molecular structures. During his tenure, the structure group contributed to the discovery of a number of MRL clinical candidates, including CLESROVIMAB®, LAGEVRIO®, KEYTRUDA®, BELSOMRA® and ISENTRESS®. Dr. Soisson received his B.S. in molecular genetics from The Ohio State University, his Ph.D. in biochemistry, cellular and molecular biology from Johns Hopkins School of Medicine and completed post-doctoral studies as a Damon Runyon-Walter Winchell Cancer Research fellow at The Rockefeller University.

Collin Todd has served as our Senior Vice President, Strategy and Business Development since June 2024 and is responsible for the management of our strategic, business development, and capital formation matters. Since joining Odyssey in December 2021, Mr. Todd has overseen our Series B and Series C financings and the execution of our collaboration agreements, including those with J&J and Pfizer. Mr. Todd has over a decade of experience in investing, company operations, corporate and business development, and strategic planning in the biotechnology industry. From September 2017 until December 2021, Mr. Todd served in various strategy and business development roles at SpringWorks Therapeutics, Inc., where he was involved in completing over $600 million of private and public financings and the execution of more than 10 licensing and partnering transactions. Prior to SpringWorks, Mr. Todd was a strategy professional at Moderna, Inc. and a member of the private equity team at OrbiMed Advisors LLC, or OrbiMed, where he was involved in deal sourcing, evaluation and execution. Mr. Todd began his career as an investment banker at Bank of America Merrill Lynch where he worked with healthcare companies across advisory, capital raising and M&A. Mr. Todd currently serves on the board of directors of cTRL Therapeutics. Mr. Todd earned his B.A. in economics at the University of California, Los Angeles.

Non-Employee Directors

Jeffrey M. Leiden, M.D., Ph.D. has served as Chair of our board of directors and as a member of our board of directors since March 2022. Dr. Leiden has served as the Executive Chairman of Vertex Pharmaceuticals, Incorporated (Nasdaq: VRTX), or Vertex, since April 2020, after serving as a director since July 2009. Dr. Leiden previously served as President, Chief Executive Officer and Chairman of Vertex from 2012 through March 2020. Prior to joining Vertex, Dr. Leiden served as Managing Director at Clarus Ventures, a life sciences venture capital firm, from 2007 to 2012 and as President, Chief Operating Officer of Abbott Laboratories from 2000 until 2005. Dr. Leiden is a physician and scientist who has dedicated his career to improving the lives of people with serious diseases. While at Abbott Laboratories, Dr. Leiden led the development and commercialization of HUMIRA® for multiple autoimmune diseases. During his time at Vertex, the company delivered a number of leading medicines to treat the underlying cause of cystic fibrosis for patients with certain forms of the disease, including KALYDECO®, ORKAMBI®, SYMDEKO® and TRIKAFTA®. While serving as Chief Executive Officer of Vertex, the company also built a robust pipeline of drug candidates in specialty markets, including pain, sickle cell disease and type 1 diabetes, and entered into important collaborations, like with CRISPR Therapeutics AG, which led to the discovery and development of the first CRISPR/Cas9 gene editing therapy, CASGEVY™, approved for two human genetic diseases, sickle cell disease and beta thalassemia. Dr. Leiden is the lead director of Massachusetts Mutual Life Insurance Company, and the Chairman of the Board of Casana Care, Inc. and previously served on the board of directors of Shire plc, Millennium Pharmaceuticals, Inc. and Quest Diagnostics Incorporated (NYSE: DGX). Dr. Leiden received his B.A. in biological sciences, his Ph.D. in virology and his M.D. from the University of Chicago.

We believe Dr. Leiden is qualified to serve on our board of directors because of his deep industry and scientific experience combined with his experience leading another public biopharmaceutical company.

Charles Baum, M.D., Ph.D. has served as a member of our board of directors since August 2021. Dr. Baum has served as the President and Chief Executive Officer of Terremoto Biosciences, Inc. since July 2024. From August 2023 to January 2024, Dr. Baum served as President and Chief Executive Officer of Mirati Therapeutics, Inc. Previously, Dr. Baum served as President and Head of Research and Development from September 2021 to August 2023 and as Chief Executive Officer from November 2012 to September 2021 at Mirati Therapeutics. Dr. Baum also served as a member of the board of directors of Mirati Therapeutics from November 2012 to January 2024. Dr. Baum has served on the boards of directors of Acrivon Therapeutics, Inc. (Nasdaq: ACRV) since June 2023, PMV Pharmaceuticals, Inc. (Nasdaq: PMVP) since April 2021 and Poseida Therapeutics, Inc. (Nasdaq: PSTX) since May 2022. Dr. Baum previously served on the boards of directors of Immunomedics, Inc. (Nasdaq: IMMU), Array BioPharma Inc. (Nasdaq: ARRY) and BCTG Acquisition Group (Nasdaq: BCTG), all publicly held biotechnology companies. Dr. Baum received his M.D. and Ph.D. in biological sciences from Washington University School of Medicine in St. Louis, Missouri.

We believe Dr. Baum is qualified to serve on our board of directors because of his broad perspective and executive-level experience in the biotechnology industry as well as his experience serving on the boards of directors of public companies.

Jill Carroll has served as a member of our board of directors since August 2021. Ms. Carroll has served as a partner at SR One Capital Management since September 2020 and previously served as an investing professional with SR One Ltd. since 2011. Ms. Carroll has a background in biotech partnering and corporate development. Previously, she completed multiple pharma partnerships and substantial private and public financings for Dynavax Technologies (Nasdaq: DVAX). Ms. Carroll was formerly a biopharmaceutical industry consultant with Clearview Projects and Mercer Management Consulting. Ms. Carroll currently serves on the board of directors of Arcellx, Inc. (Nasdaq: ACLX) as well as several private companies, including HotSpot Therapeutics, Inc., TBIO, LLC and Avalyn Pharma, Inc., and previously served on the board of Nkarta, Inc. (Nasdaq: NKTX) from 2017 to 2020. Ms. Carroll received her B.S. in chemistry from Duke University and an M.S. in biochemistry, cellular and molecular biology from Johns Hopkins University.

We believe Ms. Carroll is qualified to serve on our board of directors because of her extensive experience in partnering and other business development transactions.

Carl L. Gordon, Ph.D., CFA has served as a member of our board of directors since August 2021. Dr. Gordon has served as a founding member, Managing Partner, and Co-Head of Global Private Equity at OrbiMed since 1998. Dr. Gordon has served on the boards of directors of Adicet Bio, Inc. (Nasdaq: ACET) since 2015, ArriVent Biopharma, Inc. (Nasdaq: AVBP) since December 2022, Compass Therapeutics, Inc. (Nasdaq: CMPX) since September 2015, Keros Therapeutics, Inc. (Nasdaq: KROS) since March 2020, Kinnate Biopharma, Inc. (Nasdaq: KNTE) since December 2019, and Terns Pharmaceuticals, Inc. (Nasdaq: TERN) since October 2018, as well as several private companies. Dr. Gordon previously served on the boards of directors of Alector Inc. (Nasdaq: ALEC) from October 2013 to June 2019, Arsanis, Inc. (which merged with X4 Pharmaceuticals, Inc.) from January 2013 to March 2019, Gemini Therapeutics, Inc. (which merged with Disc Medicine, Inc.) from April 2016 to December 2022, ORIC Pharmaceuticals, Inc. (Nasdaq: ORIC) from November 2015 to November 2021, Passage Bio Inc. (Nasdaq: PASG) from September 2018 to February 2020, Prevail Therapeutics Inc. (acquired by Eli Lilly and Company) from October 2017 to January 2021, SpringWorks Therapeutics Inc. (Nasdaq: SWTX) from August 2017 to September 2019, Theseus Pharmaceuticals, Inc. (Nasdaq: THRX) from June 2018 to February 2024 and Turning Point Therapeutics, Inc. (acquired by Bristol-Myers Squibb Company) from May 2017 to November 2020.

Dr. Gordon received a B.A. in Chemistry from Harvard University, a Ph.D. in molecular biology from the Massachusetts Institute of Technology and was a Postdoctoral Fellow at The Rockefeller University.

We believe Dr. Gordon is qualified to serve on our board of directors because of his venture capital experience, expertise in the scientific field of molecular biology and financial credentials.

Lorence Kim, M.D. has served as a member of our board of directors since October 2023. Dr. Kim has served as a managing partner at Ascenta Capital since January 2023. From July 2000 to April 2014, Dr. Kim held a number of positions at Goldman, Sachs & Co., most recently as a Managing Director and Co-head of Biotechnology Investment Banking. From April 2014 until August 2020, Dr. Kim served as the Chief Financial Officer of Moderna, Inc. (Nasdaq: MRNA). Dr. Kim also served as a venture partner at Third Rock Ventures from September 2020 until December 2022. Dr. Kim currently serves on the board of directors of Cencora, Inc. (NYSE: COR), Revolution Medicines, Inc. (Nasdaq: RVMD) and a number of private companies. Dr. Kim previously served on the board of directors of Seres Therapeutics, Inc. (Nasdaq: MCRB) and Cowen, Inc (Nasdaq: COWN). Dr. Kim received an A.B. in biochemical sciences from Harvard University, an M.B.A. in healthcare management from the Wharton School of the University of Pennsylvania and an M.D. from the University of Pennsylvania School of Medicine.

We believe Dr. Kim is qualified to serve on our board of directors because of his experience working with life sciences investors and his previous public company experience.

Valerie Odegard, Ph.D. has served as a member of our board of directors since October 2021. Dr. Odegard has been involved in the discovery and development of drugs for autoimmune diseases and oncology for over 20 years. Dr. Odegard has served as the Chief Executive Officer of Dovetail Therapeutics, Inc. since October 2023. From October 2016 until September 2022, Dr. Odegard served in various roles with Silverback Therapeutics, Inc., including as Chief Scientific Officer starting in October 2018 and President starting in September 2020. Since October 2022, Dr. Odegard has also served as a venture partner at OrbiMed and serves on the boards of directors at two private biopharmaceutical companies. Dr. Odegard holds a B.S. in biology from Wake Forest University and a Ph.D. in immunobiology from Yale University.

We believe Dr. Odegard is qualified to serve on our board of directors because of her experience leading drug development programs and her public company experience.

Ian F. Smith has served as a member of our board of directors since August 2024 and prior to that as a consultant. Mr. Smith is an experienced leader with more than 30 years of finance and operating experience. Mr. Smith currently serves as the Chair of the board of directors for Rivus Pharmaceutical Inc., a position he has held since November 2023. Mr. Smith also serves as a Senior Advisor to Bain Capital Life Sciences, which position he has held since January 2021, and as Executive Chair of the board of directors of Solid Biosciences Inc. (Nasdaq: SLDB), which position he has held since June 2020. He has also served as a member of the board of directors of Foghorn Therapeutics Inc. (Nasdaq: FHTX) since April 2021, and as a member of the board of directors of Stoke Therapeutics, Inc. (Nasdaq: STOK) since September 2023. Prior to his current roles, Mr. Smith served as Executive Chair of the board of directors of Viacyte, a private biotechnology company, from July 2019 to September 2022. Mr. Smith previously served in various roles at Vertex from 2001 until January 2019, including as the Chief Financial Officer and Chief Operating Officer. Prior to joining Vertex, Mr. Smith was a partner of the accounting firm Ernst & Young LLP, serving private and public companies, including biotechnology companies. Mr. Smith also serves on the boards of a number of private biotechnology companies and provides advisory services. Mr. Smith holds a B.A. with honors in accounting and finance from Manchester Metropolitan University (UK).

We believe Mr. Smith is qualified to serve on our board of directors due to his experience as a senior finance executive and his knowledge and experience across multiple roles for public biotechnology companies.

Timothy Walbert has served as a member of our board of directors since June 2024. He is currently a senior advisor to Amgen Inc. Mr. Walbert was Chairman, President and Chief Executive Officer of the then public company Horizon Therapeutics, a biotechnology company, from June 2008 to October 2023, when it was acquired by Amgen for $28 billion. Before joining Horizon, he was President, Chief Executive Officer and director of IDM Pharma Inc., a public biotechnology company, which was acquired by Takeda Pharmaceutical Company Limited in June 2009. Before IDM, Mr. Walbert served as Executive Vice President, Commercial Operations, at NeoPharm Inc., a public biotechnology company. From 2001 to 2005, he was Divisional Vice President and General Manager, immunology, at Abbott Laboratories, now AbbVie Inc., leading the global development and launch of the multi-indication biologic HUMIRA®, and served as Divisional Vice President, Global Cardiovascular Strategy. Mr. Walbert serves on the board of directors of Century Therapeutics, Inc. (Nasdaq: IPSC), Mirum Pharmaceuticals, Inc. (Nasdaq: MIRM), Sagimet Biosciences Inc. (Nasdaq: SGMT) and Cour Pharmaceuticals. He is also chairman of Latigo Biotherapeutics. He previously served on the board of directors of Aurinia Pharmaceuticals Inc. (Nasdaq: AUPH) from 2020 to 2022, Exicure, Inc. (Nasdaq: XCUR) from 2019 to 2022, Assertio Therapeutics, Inc. (Nasdaq: ASRT) from 2014 to 2020, Raptor Pharmaceutical Corp. (Nasdaq: RPTP) from 2011 to 2014, XOMA Corporation (Nasdaq: XOMA) from 2010 to 2017 and Sucampo Pharmaceuticals Inc. (Nasdaq: SCMP) from 2015 until 2018. Mr. Walbert received a Bachelor of Arts in business administration from Muhlenberg College in Allentown, Pennsylvania.

We believe Mr. Walbert is qualified to serve on our board of directors due to his leadership experience at a public company and public company board experience in the biopharmaceutical industry.

Board Composition

Our Bylaws, which will become effective immediately prior to the completion of this offering, provide that the number of directors that shall constitute the whole board of directors shall be determined by resolution of our board of directors. Our board of directors currently consists of nine members: Gary D. Glick, Ph.D., Jeffrey M. Leiden, M.D., Ph.D., Charles Baum, M.D., Ph.D., Jill Carroll, Carl L. Gordon, Ph.D., CFA, Lorence Kim, M.D., Ian F. Smith, Valerie Odegard, Ph.D. and Timothy P. Walbert.

Certain members of our board of directors were elected pursuant to the provisions of our Second A&R Voting Agreement (as defined below), which will terminate upon the closing of this offering. Under the terms and subject to the conditions of the Second A&R Voting Agreement, the stockholders who are party to the Second A&R Voting Agreement have agreed to vote their respective shares to elect: (i) one director designated by OrbiMed Private Investments VIII, LP, currently Dr. Gordon; (ii) one director designated by SR One Capital Fund I Aggregator, LP, SR One Co-Invest IV, LLC, SR One Co-Invest IV-A, LLC and AMZL, LP, currently Ms. Carroll; (iii) one director designated by Ascenta Capital Fund I, L.P., currently Dr. Kim; (iv) our Chief Executive Officer, currently Dr. Glick; (v) two directors who are not otherwise affiliated with us or any stockholder, currently Drs. Baum and Odegard; and (vi) one director who is not otherwise affiliated with us or any stockholder, and is mutually acceptable to the other members of our board of directors elected pursuant to clauses (i) through (iv) above, subject to the approval of General Catalyst Group XI – Endurance, L.P., currently Dr. Leiden. The Second A&R Voting Agreement will terminate upon the closing of this offering, at which point no stockholder will have any special rights regarding the election or designation of the members of our board of directors, and the provisions of our current amended and restated certificate of incorporation, as amended, by which our directors were elected, will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our Certificate of Incorporation and our Bylaws that will become effective immediately prior to the closing of this offering. Our current directors elected to our board of directors pursuant to the Second A&R Voting Agreement will continue to serve as directors until their successors are duly elected and qualified, or until their earlier resignation or removal.

In accordance with our Certificate of Incorporation, which will be effective immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Lorence Kim, M.D., Charles Baum, M.D., Ph.D. and Jill Carroll, and their terms will expire at the annual meeting of stockholders to be held in 2026;

•	the Class II directors will be Ian F. Smith, Valerie Odegard, Ph.D. and Timothy P. Walbert, and their terms will expire at the annual meeting of stockholders to be held in 2027; and

•

the Class III directors will be Gary D. Glick, Ph.D., Jeffrey M. Leiden, M.D., Ph.D. and Carl L. Gordon, Ph.D., CFA, and their terms will expire at the annual meeting of stockholders to be held in 2028.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing a change of our management or a change in control of our company.

Director Independence

Under the rules and listing standards of The Nasdaq Stock Market LLC, or the Nasdaq Rules, a majority of the members of our board of directors must satisfy the criteria for “independence.” No director qualifies as independent under the Nasdaq Rules unless our board of directors affirmatively determines that the director does not have a relationship with us that would impair independence, directly or indirectly. Our board of directors has determined that all of our directors qualify as independent under the Nasdaq Rules, other than Dr. Glick as a result of his position as our Chief Executive Officer. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section of this prospectus titled “Certain Relationships and Related Person Transactions.”

Board Leadership Structure

Our board of directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our Bylaws provide our board of directors with flexibility to combine or separate the positions of Chair of our board of directors and Chief Executive Officer. Our board of directors believes that our existing leadership structure, under which Dr. Glick serves as our Chief Executive Officer and Dr. Leiden serves as Chair of our board of directors, is effective, provides the appropriate balance of authority between independent and non-independent directors, and achieves the optimal governance model for us and for our stockholders. Moreover, we believe that separating these positions allows our Chief Executive Officer to focus on our research and development programs and other day-to-day business, while allowing the Chair of our board of directors to lead our board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that our Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as the Chair of our board of directors, particularly as our board of directors’ oversight responsibilities continue to grow.

Board Oversight of Risk

Although management is responsible for the day-to-day management of the risks our company faces, our board of directors and its committees take an active role in overseeing management of our risks and have the ultimate responsibility for the oversight of risk management. Our board of directors regularly reviews information regarding our operational, financial, legal and strategic risks. Specifically, senior management attends quarterly meetings of our board of directors, periodically provides presentations on operations, including significant risks, and is available to address any questions or concerns raised by our board of directors.

In addition, we expect that our three committees will assist our board of directors in fulfilling its oversight responsibilities regarding risk. The audit committee of our board of directors, or the Audit Committee, will coordinate our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, related party transactions, cybersecurity and code of conduct and management will regularly report to the Audit Committee on these areas. The compensation committee of our board of directors, or the Compensation Committee, will assist our board of directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning as it relates to our Chief Executive Officer. The nominating and governance committee of our board of directors, or the Nominating and Governance Committee, will assist our board of directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and our corporate governance generally. When any of the committees receives a report related to material risk oversight, the chair of the relevant committee will report on the discussion to our full board of directors.

Code of Conduct and Ethics

We have adopted an amended code of conduct and ethics, to be effective upon the closing of this offering, which will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the closing of this offering, the amended code of conduct and ethics will be available on our website at https://odysseytx.com. We intend to disclose any amendments to the code of conduct and ethics, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

Board Committees

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members will serve on these committees until their resignation or removal or until otherwise determined by our board of directors.

Audit Committee

The Audit Committee is comprised of Ian F. Smith, Charles Baum, M.D., Ph.D. and Lorence Kim, M.D., with Mr. Smith serving as Chair of the Audit Committee. Each member of the Audit Committee must be independent as defined under the applicable Nasdaq Rules and rules of the SEC and financially literate under the Nasdaq Rules. Our board of directors has determined that each member of the Audit Committee is “independent” and “financially literate” under the Nasdaq Rules and the rules of the SEC and that Mr. Smith is an “audit committee financial expert” under the rules of the SEC. The responsibilities of the Audit Committee are included in a written charter. The Audit Committee acts on behalf of our board of directors in fulfilling our board of directors’ oversight responsibilities with respect to our corporate accounting and financial reporting processes, the systems of internal control over financial reporting and audits of financial statements, and also assists our board of directors in its oversight of the quality and integrity of our financial statements and reports and the qualifications, independence and performance of our independent registered public accounting firm. The functions of the Audit Committee include, among others:

•	appointing a firm to serve as the independent registered public accounting firm to audit our financial statements and overseeing the work of such firm;

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ensuring the independence of the independent registered public accounting firm, determining whether to retain our existing independent registered public accounting firm and determining the compensation for such firm;

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discussing the scope and results of the audit or review with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results and reports, including the disclosures contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

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overseeing the integrity of our accounting and financial reporting processes and our system of internal control over financial reporting, including any significant deficiencies and material weaknesses in the design or operation of such system, and our disclosure controls;

•

reviewing and discussing with our management and independent registered public accounting firm the scope, design, implementation, adequacy and effectiveness of our internal control over financial reporting and disclosure controls, including any reportable conditions, material weaknesses or significant deficiencies, significant changes in internal controls reported to the Audit Committee by our management or independent registered public accounting firm and our management’s reports and assessments thereon;

•	reviewing material related party transactions or those that require disclosure;

•	pre-approving audit and non-audit services to be performed by the independent registered public accounting firm;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	overseeing our compliance program;

•	overseeing our risk management process, including with respect to cybersecurity, and our process for preventing and detecting fraud; and

•	reviewing our investment policy and annual business plan.

Compensation Committee

The Compensation Committee is comprised of Jeffrey M. Leiden, M.D., Ph.D., Valerie Odegard, Ph.D. and Timothy P. Walbert, with Dr. Leiden serving as Chair of the Compensation Committee. Our board of directors has determined that each member of the Compensation Committee is “independent” under the Nasdaq Rules and all applicable laws. Each member of the Compensation Committee is also a “nonemployee director” as that term is defined under Rule 16b-3 under the Exchange Act. The Compensation Committee acts on behalf of our board of directors to fulfill our board of directors’ responsibilities in overseeing our compensation policies, plans and programs; and in reviewing and determining the compensation to be paid to our executive officers and non-employee directors. The responsibilities of the Compensation Committee are included in its written charter. The functions of the Compensation Committee include, among others:

•	reviewing and recommending that our board of directors approve the compensation of executive officers, including our Chief Executive Officer;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity incentive and other benefit plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;

•	reviewing our overall compensation philosophy;

•	overseeing and reviewing management’s assessment of major risk exposures associated with our compensation policies and practice and the mitigation thereof;

•	reviewing and administering our “clawback policy,” subject to applicable rules and regulations of the SEC and Nasdaq;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act; and

•	periodically reviewing our strategies, initiatives and programs with respect to our culture, talent, recruitment, retention, employee engagement and diversity and inclusion.

In addition, once we cease to be an emerging growth company, as defined in JOBS Act, the responsibilities of the Compensation Committee will also include:

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reviewing and recommending to our board of directors for approval the frequency with which we conduct an advisory vote on executive compensation, taking into account the results of the most recent stockholder advisory vote on the frequency of the advisory vote on executive compensation, and reviewing and approving the proposals regarding the frequency of the advisory vote on executive compensation to be included in our annual meeting proxy statements; and

•

reviewing and discussing with management our Compensation Discussion and Analysis, and recommending to our board of directors that the Compensation Discussion and Analysis be approved for inclusion in our Annual Reports on Form 10-K, registration statements and our annual meeting proxy statements.

The Compensation Committee may delegate authority to our Chief Executive Officer or other executive officers to act under our equity incentive plans, subject to certain limitations.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Jill Carroll, Carl L. Gordon, Ph.D., CFA, Jeffrey M. Leiden, M.D., Ph.D. and Timothy P. Walbert, with Ms. Carroll serving as Chair of the Nominating and Governance Committee. Our board of directors has determined that each member of the Nominating and Governance Committee is “independent” under the Nasdaq Rules and the rules of the SEC. The responsibilities of the Nominating and Governance Committee are included in its written charter. The Nominating and Governance Committee acts on behalf of our board of directors to fulfill our board of directors’ responsibilities in overseeing all aspects of our nominating and corporate governance functions. The functions of the Nominating and Governance Committee include, among others:

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considering corporate governance matters and related legal requirements and periodically reviewing our corporate governance framework, including our certificate of incorporation, bylaws and other arrangements affecting corporate governance and submitting recommended changes to our board of directors for approval;

•	developing and recommending to our board of directors the selection criteria for candidates to join our board of directors;

•	identifying and recommending candidates for membership on our board of directors;

•	overseeing the process of evaluating the performance of our board of directors and making recommendations with respect to the composition of the committees of our board of directors;

•	evaluating and presenting to our board of directors the committee’s determination as to the independence of each director and director candidate;

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considering any stockholder proposal submitted for inclusion in our proxy materials and make a recommendation to our board of directors regarding whether the proposal should be included or excluded from our proxy materials; and

•	reviewing proposed waivers of the code of conduct and ethics for directors and executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has at any time been one of our officers or employees. None of our executive officers currently serve, or in the past fiscal year has served, as a member of the board of directors or the compensation committee of any entity that has one or more executive officers on our board of directors or the Compensation Committee.

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during the year ended December 31, 2024. Other than as set forth in the table and described more fully below, in 2024 we did not pay any compensation, or grant any equity awards or non-equity awards, to any of the non-employee members of our board of directors. Dr. Glick, our President and Chief Executive Officer, also served on our board of directors during the year ended December 31, 2024, but did not receive any additional compensation for his service as a director. See the section of this prospectus titled “Executive Compensation” for more information regarding the compensation earned by Dr. Glick.

We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. Prior to this offering certain of our directors were party to agreements governing the terms of their service as directors and their compensation. Each of these agreements have been terminated and all of our non-employee directors will be compensated according to our Non-Employee Director Compensation Framework described in greater detail below.

The following table sets forth information regarding the compensation awarded to our non-employee directors during the year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)

Jeffrey M. Leiden, M.D., Ph.D.(2)	200,000	3,367,257	3,567,257
Charles Baum, M.D., Ph.D.(3)	—	—	—
Jill Carroll	—	—	—
Carl L. Gordon, Ph.D., CFA	—	—	—
Lorence Kim, M.D.	—	—	—
Valerie Odegard, Ph.D.(4)	50,000	—	50,000
Ian F. Smith(5)	62,364	2,818,550	2,880,914
Timothy P. Walbert(6)	80,769	2,300,484	2,381,254

(1)	The amounts reported in the “Option Awards” column represent the aggregate grant date fair value of the stock options awarded to our non-employee directors during fiscal year 2024,

calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 14 to our audited financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for the stock options and do not reflect the actual economic value that will be realized by the individual upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such awards.
(2)	As of December 31, 2024, Dr. Leiden held options to purchase an aggregate of 2,825,228 shares of our common stock.
(3)	As of December 31, 2024, Dr. Baum held options to purchase an aggregate of 464,036 shares of our common stock.
(4)	As of December 31, 2024, Dr. Odegard held options to purchase an aggregate of 232,018 shares of our common stock.
(5)	As of December 31, 2024, Mr. Smith held options to purchase an aggregate of 1,180,779 shares of our common stock.
(6)	As of December 31, 2024, Mr. Walbert held options to purchase an aggregate of 942,784 shares of our common stock.

Non-Employee Director Compensation Framework

Effective upon the closing of this offering, our non-employee directors will be compensated in accordance with our non-employee director compensation framework, or the Director Compensation Framework. Pursuant to the Director Compensation Framework, our non-employee directors will receive cash compensation, paid quarterly in arrears, as follows:

•	Each non-employee director will receive a cash retainer in the amount of $50,000 per year.

•	The independent Chair of the board will receive an additional cash retainer of $50,000 per year.

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The Chair of the Audit Committee will receive a cash retainer in the amount of $20,000 per year for such Chair’s service on the Audit Committee. Each non-Chair member of the Audit Committee will receive a cash retainer in the amount of $10,000 per year for such member’s service on the Audit Committee.

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The Chair of the Compensation Committee will receive a cash retainer in the amount of $15,000 per year for such Chair’s service on the Compensation Committee. Each non-Chair member of the Compensation Committee will receive a cash retainer in the amount of $10,000 per year for such member’s service on the Compensation Committee.

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The Chair of the Nominating and Governance Committee will receive a cash retainer in the amount of $10,000 per year for such Chair’s service on the Nominating and Governance Committee. Each non-Chair member of the Nominating and Governance Committee will receive a cash retainer in the amount of $5,000 per year for such member’s service on the Nominating and Governance Committee.

In addition to the above, the Director Compensation Framework provides that each newly appointed director receive a stock option award to purchase $740,000 of our common stock, subject to certain caps. The initial award will have a ten-year term and vest over three years, with one-third vesting on the first anniversary of the grant, followed by monthly vesting thereafter in substantially equal installments, subject to continued service with us through the applicable vesting date.

The Director Compensation Framework further provides that each director who continues to serve immediately following each annual meeting of our stockholders receive a stock option award to purchase $370,000 of our common stock, subject to certain caps. The annual award will have a ten-year term and vest upon the earlier of one year or the next annual meeting of our stockholders, subject to continued service with us through the applicable vesting date.

If a director’s service with us terminates, other than for cause (as defined in the 2024 Plan), the unvested portion of their outstanding stock option awards granted under the 2024 Plan will be forfeited and the vested portion will remain exercisable until the tenth anniversary of the grant date. In the event a corporate transaction (as defined in the section of this prospectus titled “Executive Compensation—Equity Benefit Plans”) occurs during a director’s service, the vesting of any unvested portion of their outstanding stock option awards granted under the 2024 Plan will accelerate.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2024, are:

•	Gary D. Glick, Ph.D., our President and Chief Executive Officer;

•	Jason Haas, our Chief Financial Officer; and

•	Julie Clauss, our Chief Operating Officer.

Summary Compensation Table

The following table sets forth certain information with respect to the compensation paid to our named executive officers for the fiscal year ended December 31, 2024:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards($)(2)	Non-Equity Incentive Plan Compensation		All Other Compensation ($)		Total ($)
Gary D. Glick, Ph.D.	2024	540,000	(1)	6,677,117	—		—		7,217,117
President and Chief Executive Officer	2023	515,000	—	—	246,234	(3)	—		761,234
Jason Haas(4)	2024	13,889	—	4,306,322	—				4,320,211
Chief Financial Officer
Julie Clauss(5)	2024	408,584	(1)	1,106,617	—		1,868	(6)	1,517,069
Chief Operating Officer

(1)

Discretionary bonuses for the year ended December 31, 2024 are not calculable as of the latest practicable date prior to the filing of this prospectus. We expect that such amounts will be determined in the first quarter of the fiscal year ending December 31, 2025 and we will disclose the amount of such bonuses after they are determined.

(2)

The amounts reported in the “Option Awards” column represent the aggregate grant date fair value of the stock options awarded to our named executive officers during the fiscal year ended December 31, 2024, calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 14 to our audited consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for the stock options and do not reflect the actual economic value that will be realized by the individual upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such awards. See the subsection “—Equity Benefit Plans” below.

(3)	The amounts reported represent the annual bonus earned based on certain criteria determined by our board of directors and communicated to Dr. Glick during the year ended December 31, 2023.
(4)	Mr. Haas was hired as our Chief Financial Officer in December 2024.
(5)	Ms. Clauss was hired as our Chief Operating Officer in January 2024.
(6)	The amount reported reflects $550.00 in Company-paid premiums for long-term disability insurance, $742.50 in Company-paid premiums for group life insurance and $575.00 in phone reimbursement.

Employment Arrangements

Below are descriptions of employment agreements with our named executive officers. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control of the Company under the arrangements with our named executive officers, see the subsection titled “—Potential Payments upon Termination or Change in Control ” below.

Gary D. Glick, Ph.D.

On December 28, 2024, we entered into an executive employment agreement with Dr. Glick, or the Glick Employment Agreement, that took effect as of January 1, 2025. The Glick Employment Agreement superseded a prior employment agreement that governed the terms of Dr. Glick’s employment by us, including his salary and bonus. The Glick Employment Agreement sets forth the terms of Dr. Glick’s employment as our President and Chief Executive Officer and provides for Dr. Glick’s service to us on an at-will basis. The Glick Employment Agreement includes an initial base salary of $540,000, as may be adjusted from time to time. Dr. Glick is also eligible to earn an annual bonus, with a target of 45% of his annual salary, as determined by the board of directors (or the compensation committee of the board of directors), in its sole discretion, and subject to Dr. Glick’s continued service through the date of payment (except as described under the subsection titled “—Potential Payments upon Termination or Change in Control ” below). On January 15, 2025, the board of directors approved increasing Dr. Glick’s base salary and target annual bonus, as of the day prior to, and conditional upon, the closing of this offering, to $685,000 and 55%, respectively.

Dr. Glick is eligible to participate in the employee benefit plans and programs available to our employees, including our equity incentive plan, subject to the terms of such plans. We also agreed to reimburse Dr. Glick for travel and other business expenses reasonably incurred in connection with the performance of Dr. Glick’s duties under the Glick Employment Agreement. Dr. Glick is entitled to certain termination benefits pursuant to the Glick Employment Agreement, as described in greater detail in the subsection titled “—Potential Payments upon Termination or Change in Control” below. We also entered into a stock restriction agreement with Dr. Glick as described in more detail in the section of this prospectus titled “Certain Relationships and Related Person Transactions—Founder Stock Purchase Agreement and Stock Restriction Agreement.”

Dr. Glick has entered into a Confidentiality and Assignment of Inventions Agreement that contains various restrictive covenants, including confidentiality, non-competition and non-solicitation, and which also provides for the assignment of certain intellectual property rights from Dr. Glick to us, among other things.

Julie Clauss

On December 19, 2024, we entered into an executive employment agreement with Ms. Clauss, or the Clauss Employment Agreement, that will take effect as of the day prior to, and is conditional upon, the closing of this offering. Prior to the effectiveness of the Clauss Employment Agreement, the terms of Ms. Clauss’ employment by us, including her salary and bonus, were governed by an offer letter. The Clauss Employment Agreement sets forth the terms of Ms. Clauss’ continued employment as our Chief Operating Officer. The Clauss Employment Agreement provides for Ms. Clauss’ service to us on an at-will basis. The Clauss Employment Agreement provides for an initial base salary of $445,000, as may be adjusted from time to time. Ms. Clauss is also eligible to earn an annual bonus, with a target of 40% of her annual salary, as determined by our board of directors (or the Compensation Committee), in its sole discretion, and subject to Ms. Clauss’ continued service through the date of payment (except as described under the subsection titled “—Potential Payments upon Termination or Change in Control ” below or as otherwise provided for in any applicable annual bonus plan or policy or otherwise determined by the Company). Ms. Clauss is eligible to participate in the employee benefit plans and programs available to our employees, including our equity incentive plan, subject to the terms of such plans. We also agreed to reimburse Ms. Clauss for travel and other business expenses reasonably incurred in connection with the performance of Ms. Clauss’ duties under the Clauss Employment Agreement. Ms. Clauss is entitled to certain termination benefits pursuant to the Clauss Employment Agreement, as described in greater detail in the subsection titled “—Potential Payments upon Termination or Change in Control” below.

Ms. Clauss has entered into a Confidentiality and Assignment of Inventions Agreement that contains various restrictive covenants, including confidentiality, non-competition and non-solicitation, and which also provides for the assignment of certain intellectual property rights from Ms. Clauss to us, among other things.

Jason Haas

On December 18, 2024, we entered into an executive employment agreement with Mr. Haas, or the Haas Employment Agreement, that will take effect as of the day prior to, and is conditional upon, the closing of this offering. Prior to the effectiveness of the Haas Employment Agreement, the terms of Mr. Haas’ employment by us, including his salary and bonus, were governed by an offer letter. The Haas Employment Agreement sets forth the terms of Mr. Haas’ employment as our Chief Financial Officer. The Haas Employment Agreement provides for Mr. Haas’ service to us on an at-will basis. The Haas Employment Agreement provides for an initial base salary of $500,000, as may be adjusted from time to time. Mr. Haas is also eligible to earn an annual bonus, with a target of 45% of his annual salary, as determined by our board of directors (or the Compensation Committee), in its sole discretion, and subject to Mr. Haas’ continued service through the date of payment (except as described under the subsection titled “—Potential Payments upon Termination or Change in Control ” below, or as otherwise provided for in any applicable annual bonus plan or policy or otherwise determined by the Company). Mr. Haas is eligible to participate in the employee benefit plans and programs available to our employees, including our equity incentive plan, subject to the terms of such plans. We also agreed to reimburse Mr. Haas for travel and other business expenses reasonably incurred in connection with the performance of Mr. Haas’ duties under the Haas Employment Agreement. Mr. Haas is entitled to certain termination benefits pursuant to the Haas Employment Agreement, as described in greater detail in the subsection titled “—Potential Payments upon Termination or Change in Control” below.

Mr. Haas has entered into a Confidentiality and Assignment of Inventions Agreement that contains various restrictive covenants, including confidentiality, non-competition and non-solicitation, and which also provides for the assignment of certain intellectual property rights from Mr. Haas to us, among other things.

Potential Payments Upon Termination or Change in Control

If the employment of any of our named executive officers terminates for any reason, we will pay such named executive officer (or his or her estate or legal representative, if applicable), any base salary earned through the termination date, any unpaid expense reimbursements, any accrued and used vacation, and any vested benefits he or she may have under any of our employee benefit plans.

Gary D. Glick, Ph.D.

Under the Glick Employment Agreement, if Dr. Glick resigns for good reason (as defined in the Glick Employment Agreement), Dr. Glick will be entitled to receive, subject to his execution and non-revocation of a separation and release agreement with us, (i) 12 months of base salary continuation, payable in accordance with our normal payroll practices, (ii) any unpaid annual bonus in respect of the year prior to the year of termination, paid in a lump sum, (iii) a pro-rated target annual bonus in respect of the year of termination, paid in a lump sum, (iv) payment of the full amount of premiums for COBRA continuation coverage for up to 12 months, and (v) accelerated vesting of his unvested shares of our capital stock and unvested equity awards (with any performance-based vesting conditions deemed to be satisfied at their target achievement levels).

In the event that Dr. Glick’s employment is terminated without cause (as defined in the Glick Employment Agreement), subject to his execution and non-revocation of a separation and release agreement with us and his agreement to extend his non-competition period until the 12-month anniversary of the termination, Dr. Glick will also be entitled to the benefits described above.

If Dr. Glick (i) is subject to the non-competition provision of his Confidentiality and Assignment of Inventions Agreement following termination of his employment, and (ii) is not receiving the severance benefits described above, we would be required to pay him an amount equal to 12 months of his base salary in four equal installments during the 12-month non-competition period.

In the event that Dr. Glick’s employment is terminated due to death or disability, (i) we will pay Dr. Glick (or his estate or legal representative) any unpaid annual bonus in respect of the year prior to the year of termination, and (ii) 50% of any shares of our capital stock and any equity incentive awards held by Dr. Glick, in each case which have not vested, shall vest.

Payments and benefits provided to Dr. Glick in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Internal Revenue Code of 1986, as amended, or the Code. These payments and benefits may also subject Dr. Glick to an excise tax under Section 4999 of the Code. If these payments and benefits would be subject to the excise tax imposed under Section 4999 of the Code, then such payments and benefits will be reduced if such reduction would result in a higher net after-tax benefit to Dr. Glick.

Julie Clauss

Under the Clauss Employment Agreement, if Ms. Clauss resigns for good reason (as defined in the Clauss Employment Agreement), Ms. Clauss will be entitled to receive, subject to her execution and non-revocation of a separation and release agreement with us, (i) nine months of base salary continuation, payable in accordance with our normal payroll practices, and (ii) payment of the full amount of premiums for COBRA continuation coverage for up to nine months. If such resignation occurs within three months prior to or within 12 months following a change in control (as defined in the Clauss Employment Agreement), Ms. Clauss will additionally be entitled to receive accelerated vesting of her unvested equity awards (with any performance-based vesting conditions deemed to be satisfied at their target achievement levels).

In the event that Ms. Clauss’ employment is terminated without cause (as defined in the Clauss Employment Agreement), subject to her execution and non-revocation of a separation and release agreement with us and her agreement to extend her non-compete period until the 12-month anniversary of the termination, Ms. Clauss will also be entitled to the benefits described above.

In the event that Ms. Clauss’ employment is terminated due to death or disability, we will pay Ms. Clauss (or her estate or legal representative) any unpaid annual bonus in respect of the year prior to the year of termination.

Payments and benefits provided to Ms. Clauss in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject Ms. Clauss to an excise tax under Section 4999 of the Code. If these payments and benefits would be subject to the excise tax imposed under Section 4999 of the Code, then such payments and benefits will be reduced if such reduction would result in a higher net after-tax benefit to Ms. Clauss.

Jason Haas

Under the Haas Employment Agreement, if Mr. Haas resigns for good reason (as defined in the Haas Employment Agreement), Mr. Haas will be entitled to receive, subject to his execution and non-revocation of a separation and release agreement with us, (i) twelve months of base salary continuation, payable in accordance with our normal payroll practices, and (ii) payment of the full amount of premiums for COBRA continuation coverage for up to twelve months. If such resignation occurs within three months prior to or within twelve months following a change in control (as defined in the Haas Employment Agreement), Mr. Haas will additionally be entitled to receive accelerated vesting of his unvested equity awards (with any performance-based vesting conditions deemed to be satisfied at their target achievement levels).

In the event that Mr. Haas’ employment is terminated without cause (as defined in the Haas Employment Agreement), subject to his execution and non-revocation of a separation and release agreement with us and his agreement to extend his non-compete period until the 12-month anniversary of the termination, Mr. Haas will also be entitled to the benefits described above.

In the event that Mr. Haas’ employment is terminated due to death or disability, we will pay Mr. Haas (or his estate or legal representative) any unpaid annual bonus in respect of the year prior to the year of termination.

Payments and benefits provided to Mr. Haas in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject Mr. Haas to an excise tax under Section 4999 of the Code. If these payments and benefits would be subject to the excise tax imposed under Section 4999 of the Code, then such payments and benefits will be reduced if such reduction would result in a higher net after-tax benefit to Mr. Haas.

Perquisites, Health, Welfare and Retirement Plans and Benefits

All of our named executive officers are eligible to participate in our employee benefit plans, including medical, dental, vision, disability, life insurance and 401(k) plans, offered to other employees of the Company. We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances. Our board of directors may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

Outstanding Equity Awards at Fiscal Year-End 2024

The following table presents certain information concerning outstanding equity awards held by each of our named executive officers at December 31, 2024:

	Option Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date

Gary D. Glick, Ph.D.	3/7/2024	3/7/2024	678,404	2,939,753	2.37	3/7/2034
President and Chief Executive Officer	6/30/2022	8/30/2021	108,320	21,664	2.94	6/30/2032
	12/10/2021	4/23/2021	1,147,003	104,274	2.59	12/10/2031
Jason Haas	12/18/2024	12/20/2024	—	1,661,157	3.30	12/18/2034
Chief Financial Officer
Julie Clauss	3/7/2024	1/16/2024	—	600,000	2.37	3/7/2034
Chief Operating Officer

(1)

Each stock option award is subject to the terms of the 2021 Plan. Each stock option vests as follows: 25% of the shares subject to the stock option vested or will vest on the one-year anniversary of the vesting commencement date, and the remaining 75% of the shares subject to the stock option vested or will vest on a monthly basis thereafter, in each case, subject to the executive’s continuous service relationship with us through each applicable vesting date.

Equity Benefit Plans

2024 Long-Term Incentive Plan

In order to incentivize our employees and other service providers following the closing of this offering, our board of directors and stockholders have adopted the Odyssey Therapeutics, Inc. 2024 Long-Term Incentive Plan, or the 2024 Plan, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq. The material terms of the 2024 Plan are summarized below. The purpose of the 2024 Plan is to attract and retain the best available personnel, incentivize service providers, promote the success of our business and strengthen the mutuality of interest between eligible service providers and our stockholders. At the time the 2024 Plan becomes effective, no further grants may be made under the 2021 Plan.

The 2024 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ consultants, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, performance-based awards and other stock-based awards or cash incentives, to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized Shares. Initially, 16,901,300 shares of our common stock are reserved for issuance under the 2024 Plan, subject to increase by a number of shares of our common stock equal to the number of shares subject to outstanding stock options or other stock awards granted under the 2021 Plan that, following the effective date of the 2024 Plan, are forfeited, canceled, reacquired by the Company prior to vesting, expired (whether voluntarily or involuntarily), settled in cash or otherwise satisfied without the issuance of shares, withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, surrendered pursuant to an exchange or otherwise terminated (other than by exercise). The number of shares of our common stock that will be reserved for issuance under the 2024 Plan will automatically increase on January 1 of each year, beginning on January 1, 2026 and continuing through January 1, 2035, in an amount equal to 5% of the total number of shares of our capital stock (including shares underlying unexercised pre-funded warrants with an exercise price per share of $0.01 or less) outstanding on December 31 of the preceding year; provided, however, that our board of directors may act prior to January 1 of a given year to provide that the increase for such year will be a lesser number of shares of our common stock. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under the 2024 Plan is 118,252,275.

Shares subject to awards that will be granted under the 2024 Plan that are forfeited, canceled or reacquired by us, or which expire or otherwise terminate without being exercised in full, will become or again be available under the 2024 Plan. The settlement of any portion of an award in cash will not reduce the number of shares available for issuance under the 2024 Plan. Shares withheld under an award to satisfy the exercise, strike or purchase price of an award or to satisfy a tax withholding obligation will become or again be available under the 2024 Plan. With respect to a stock appreciation right, only shares of our common stock that are issued upon settlement of the stock appreciation right will count towards reducing the number of shares available for issuance under the 2024 Plan. If any shares of our common stock issued pursuant to an award are forfeited back to or repurchased or reacquired by us because of a failure to meet a contingency or condition required to vest such shares in the grantee, a right of first refusal, a forfeiture provision or repurchase by us, then the shares that are forfeited or reacquired will, as applicable, become or again be available for future grant and issuance under the 2024 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer the 2024 Plan. Our board of directors, or a duly authorized committee of our board of directors, may, in accordance with the terms of the 2024 Plan, delegate to one or more of our officers the power to grant awards under the 2024 Plan to employees or officers (other than to themselves or members of their immediate family), provided, that our board of directors, or a duly authorized committee of our board of directors, shall fix certain material terms of the awards to be granted by any such officer and shall fix a maximum number of shares subject to awards that the officers may grant. Under the 2024 Plan, our board of directors, or a duly authorized committee of our board of directors, will have the authority to, among other things, grant awards and determine recipients and terms thereof, including the type and number of awards to be granted; the number of shares or dollar amount to which an award will relate; the purchase, exercise, or base price; the time or times when awards may be exercised; vesting criteria and/or performance goals; any forfeiture, cancelation, or surrender events; any vesting, acceleration or waiver of forfeiture restrictions; and any restriction or limitation regarding any award or the shares or other consideration relating thereto. The plan administrator also has the authority to determine the fair market value of the awards; prescribe and amend the terms of or form of any award agreement; amend, modify or terminate any outstanding award subject to the terms of the 2024 Plan; and construe and interpret the provisions of the 2024 Plan and any award agreement granted thereunder. Our board of directors may accelerate the time at which an award granted under the 2024 Plan may first be exercised or the time during which an award grant under the 2024 Plan or any part thereof will vest, notwithstanding the provisions in the award agreement stating the time at which it may first be exercised or the time during which it will vest.

Under the 2024 Plan, the plan administrator will not, without the participant’s consent, amend, modify or terminate any outstanding award and award agreement, unless the plan administrator determines that (i) that the action, taking into account any related action, would not materially and adversely affect the grantee’s rights under the 2024 Plan, (ii) the change is permitted under another section of the 2024 Plan, including with respect to changes for awards to foreign grantees, in the event of certain corporate adjustments and upon certain corporate transactions and (iii) the plan administrator determines that the action is required or advisable in order for us, the 2024 Plan, or the award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard. We may not, at any time when the exercise price of an option or stock appreciation right is above the fair market value of a share of our common stock, reduce the exercise price of such option or stock appreciation right or exchange such option or stock appreciation right for a new award with a lower (or no) exercise price or for cash without obtaining stockholder approval.

Stock Options. ISOs and NSOs will be granted under stock option agreements adopted by the plan administrator. The plan administrator will determine the exercise price for stock options, within the terms and conditions of the 2024 Plan, except the exercise price of a stock option generally will not be less than 100% (or 110% in the case of ISOs granted to a person who owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, or a ten percent stockholder) of the fair market value of our common stock on the date of grant. Options granted under the 2024 Plan will vest at the rate specified in the stock option agreement as will be determined by the plan administrator. The terms and conditions of separate options need not be identical.

No option will be exercisable after the expiration of ten years (or five years in the case of ISOs granted to a ten percent stockholder) or a shorter period specified in the applicable award agreement.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash; (ii) check; (iii) to the extent permitted under applicable law, delivery of a promissory note with such recourse, interest, security, redemption and other provisions as the plan administrator determines to be appropriate; (iv) cancellation of indebtedness; (v) subject to certain conditions, the tender of shares of our common stock previously owned by the optionholder; (vi) a broker-assisted cashless exercise; (vii) other legal consideration approved by the plan administrator; or (viii) any combination of the foregoing methods of payment.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by any participant during any calendar year under all of our stock plans or plans of our affiliates may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, is a ten percent stockholder unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Subject to the terms of the 2024 Plan, each restricted stock unit award will have such terms and conditions as determined by the plan administrator. A restricted stock unit is an award based on the value of our common stock that is an unfunded and unsecured promise to deliver shares, cash or other property upon the attainment of specified vesting or performance conditions as determined by the plan administrator and set forth in the applicable award agreement. A participant will not have voting or any other rights as a stockholder of ours with respect to any restricted stock unit award (unless and until shares are actually issued in settlement of a vested restricted stock unit award). A restricted stock unit award will generally be granted in consideration for a participant’s services to us or an affiliate, such that the participant will not be required to make any payment to us (other than such services) with respect to the grant or vesting of the restricted stock unit award, or the issuance of any shares pursuant to the restricted stock unit award. If, at the time of grant, our board of directors determines that a participant must pay consideration upon the issuance of shares pursuant to a restricted stock unit award, such consideration may be paid in any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled in any form specified by the plan administrator in the award agreement, including, but not limited to, the delivery of shares, cash or a combination of cash and shares as deemed appropriate by the plan administrator. At the time of grant, the plan administrator may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the restricted stock unit award. Additionally, dividends or dividend equivalents may be paid or credited in respect of shares covered by a restricted stock unit award, subject to the same restrictions on transferability and forfeitability as the underlying award with respect to which such dividends or dividend equivalents are granted and subject to such other terms and conditions as determined by the plan administrator and specified in the applicable restricted stock unit award agreement. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards will be granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us or any of our affiliates or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Dividends or dividend equivalents shall be paid or credited with respect to shares subject to a restricted stock award, subject to the same restrictions on transferability and forfeitability as the underlying award with respect to which such dividends or dividend equivalents are granted and subject to such other terms and conditions, unless determined otherwise by the plan administrator and specified in the applicable restricted stock award agreement. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights will be granted under stock appreciation right agreements adopted by the plan administrator and will be a right entitling the grantee to shares, other property or cash compensation, as determined by the plan administrator and set forth in the applicable award agreement, measured by appreciation in the value of common stock. The terms of separation stock appreciation rights need not be identical. The plan administrator will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2024 Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of our common stock (or any combination of our common stock and cash) or in any other form of payment, as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator will determine the term of stock appreciation rights granted under the 2024 Plan, up to a maximum of 10 years.

Other Stock Awards. The plan administrator will be permitted to grant other awards, based in whole or in part by reference to, or otherwise based on, our common stock, either alone or in addition to other awards. The plan administrator will have the sole and complete discretion to determine the persons to whom and the time or times at which other stock awards will be granted, the number of shares under the other stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, stock dividend, reorganization, recapitalization, combination or exchange of shares, reclassification of shares, spin-off, or other similar change in capitalization or event, or any dividend or distribution to holders of shares other than an ordinary cash dividend, the plan administrator may equitably adjust (i) the number and class of securities available under the 2024 Plan, including the number of ISOs authorized under the 2024 Plan, (ii) the number and class of securities and exercise price per share of each outstanding option and stock appreciation right, (iii) the number of shares subject to and the repurchase price per share subject to each outstanding restricted stock award (or restricted share arrangement pursuant to each “early exercised” option) and restricted stock unit award, and (iv) the terms of each other outstanding award, in each case granted under the 2024 Plan.

Corporate Transactions. In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s award agreement or other written agreement with us, the plan administrator, in its sole discretion, may provide, with respect to all outstanding awards or on an award-by-award basis, for the awards to become immediately vested and exercisable or non-forfeitable, cause any award to be assumed by the surviving or successor company or canceled in exchange for substitute stock options or stock appreciation rights in a manner consistent with the U.S. treasury regulations, cause any award to be canceled in exchange for consideration equivalent to that paid to our stockholders. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such awards, then with respect to any such outstanding awards, the vesting (and exercisability, if applicable) of such awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such awards will lapse (contingent upon the effectiveness of the corporate transaction).

In the event an award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such award may not exercise such award but instead will receive a payment, in such form as may be determined by our board of directors, equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the award, over (ii) any per share exercise price payable by such holder, if applicable. As a condition to the receipt of an award, a participant will be deemed to have agreed that the award will be subject to the terms of any agreement under the 2024 Plan governing a corporate transaction involving us.

Under the 2024 Plan, a “corporate transaction” generally will be the consummation, in a single transaction or in a series of related transactions, of (i) a sale, lease, exclusive license or other disposition of all or substantially all, as determined by our board of directors, of our consolidated assets unless our stockholders immediately before such consolidation, merger or other transaction own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities of the purchaser of the assets; (ii) a sale or other disposition in which any person, other than any person who prior to such transaction or series of related transactions owns more than a majority of our common stock, becomes the beneficial owner of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction unless our stockholders immediately before such merger, consolidation or similar transaction own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such merger, consolidation or similar transaction; (iv) individuals who constitute our board of directors on the date the 2024 Plan is approved by our board of directors (referred to as the incumbent board) cease for any reason to constitute at least a majority of our board of directors (for this purpose, any board member whose appointment or election is approved or recommended by a majority of the incumbent board will be considered a member of the incumbent board); or (v) the liquidation, dissolution, or winding up of the Company.

Transferability. Except as expressly provided in the 2024 Plan or the form of award agreement, unless the plan administrator provides otherwise, awards generally will not be transferable. The plan administrator may provide that an award be transferable by will or the laws of descent and distribution or as permitted by applicable law. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Clawback. All awards granted under the 2024 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law and any clawback policy that we otherwise adopt, to the extent applicable and permissible under applicable law. In addition, our board of directors may impose such other clawback, recovery or recoupment provisions in an award agreement as our board of directors determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of our common stock or other cash or property upon the occurrence of cause.

Amendment or Termination. Our board of directors will have the authority to amend, suspend or terminate the 2024 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments will also require the approval of our stockholders. The 2024 Plan will continue until the date immediately prior to the ten-year anniversary of its effective date, unless terminated sooner. However, no ISOs may be granted after the ten-year anniversary of the earlier of (i) the effective date of the Board’s adoption of the 2024 Plan or (ii) the date the Company’s stockholders approve the 2024 Plan.

We intend to file a registration statement on Form S-8 to register all of the shares of our common stock reserved for issuance under the 2024 Plan.

2021 Equity Incentive Plan

Our board of directors adopted and our stockholders initially approved the 2021 Equity Incentive Plan, or the 2021 Plan, in August 2021, and it was most recently amended in March 2024. No further awards will be made under the 2021 Plan after this offering; however, awards outstanding under the 2021 Plan will continue to be governed by their existing terms.

Share Reserve. As of September 30, 2024, we had reserved 22,043,944 shares of our common stock for issuance under the 2021 Plan, and 3,500,000 shares of our common stock were added to the number of shares reserved for future issuance under the 2021 Plan pursuant to an amendment thereto in October 2024. As of September 30, 2024, options to purchase 17,432,533 shares of our common stock, at exercise prices ranging from $2.37 to $2.94 per share, or a weighted-average exercise price of $2.53 per share, were outstanding under the 2021 Plan, and 4,429,876 shares of our common stock remained available for future issuance under the 2021 Plan. Unissued shares subject to awards that expire, are forfeited, or are cancelled, shares reacquired by us and shares withheld in payment of the purchase price or exercise price of an award or in satisfaction of withholding taxes will again become available for issuance under the 2021 Plan or, following consummation of this offering, under the 2024 Plan.

Administration. Our board of directors, or a committee thereof, has administered the 2021 Plan since its adoption; however, following this offering, the Compensation Committee of our board of directors will generally administer the 2021 Plan. The administrator has complete discretion to make all decisions relating to the 2021 Plan and outstanding awards.

Eligibility. Employees, members of our board of directors and consultants are eligible to participate in the 2021 Plan. However, only employees are eligible to receive ISOs.

Types of Awards. The 2021 Plan provides for the following types of awards granted with respect to shares of our common stock:

•	ISOs and NSOs to purchase shares of our common stock;

•	stock appreciation rights;

•	shares of restricted and/or unrestricted common stock;

•	restricted stock units; and

•	other stock-based awards or cash incentives consistent with the purpose of the 2021 Plan and our interests.

Options. The exercise price for options granted under the 2021 Plan is determined by our board of directors at the time of grant, but may not be less than 100% of the fair market value of our common stock on the grant date. If the optionholder owns more than 10% of the combined voting power of all classes of our capital stock, the exercise price of any ISO granted to such person must be at least 110% of the fair market value of our common stock on the grant date. Optionholders may pay the exercise price in cash or cash equivalents or by one, or any combination of, the following forms of payment, as permitted by the administrator in its sole discretion:

•	in cash, by either certified or bank check, by wire transfer of immediately available funds or by other instrument acceptable to our board of directors or applicable committee;

•	in the form of previously acquired shares of our common stock based on the fair market value on the date of exercise;

•

if permitted by our board of directors or applicable committee, by the optionee’s delivery of a promissory note, if our board of directors has expressly authorized the loan of funds to the optionee for the purpose of enabling or assisting the optionholder to effect such exercise; provided, that at least so much of the exercise price as represents the par value of the shares of our commons stock exercised shall be paid in cash if required by state law;

•	if permitted by our board of directors or applicable committee and this offering has closed, through the delivery (or attestation to the ownership) of shares of our common stock that have been purchased by the optionholder on the open market or that are beneficially owned by the optionholder and are not then subject to restrictions under any agreement; and/or

•	by such other means as the administrator may accept.

Options vest as determined by the administrator. In general, we have granted options that vest over a four-year period. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionholder’s service terminates. If the optionholder owns more than 10% of the combined voting power of all classes of our capital stock, the expiration date of any ISO granted to such person will be no more than five years from the grant date.

Restricted Shares. Restricted shares may be awarded under the 2021 Plan subject to the terms and conditions as determined by the administrator in its sole discretion. Restricted shares vest as determined by the administrator. If the recipient’s service terminates, the Company may require the recipient forfeit the shares still subject to restrictions or determine to repurchase those shares. Upon a grant of restricted shares, the recipient will have the same rights as a stockholder with respect to those shares, until all or a portion are forfeited.

Restricted Stock Units. Restricted stock units may be awarded under the 2021 Plan. No cash consideration shall be required of the recipient in connection with the grant of restricted stock units. Settlement of vested restricted stock units may be made in the form of cash, shares of our common stock or any combination of both, as determined by the administrator. Restricted stock units vest as determined by the administrator. Upon the settlement of restricted stock units in shares, the recipient will have the same rights as a stockholder with respect to those shares.

Corporate Transactions. In the event that we are a party to a merger or consolidation or in the event of a sale of all or substantially all of our stock or assets, or similar corporate transactions, awards granted under the 2021 Plan will be subject to the agreement governing such transaction or, in the absence of such agreement, in the manner determined by the administrator. Such treatment may include, without limitation, one or more of the following with respect to outstanding awards:

•	any option or stock appreciation right will become vested and immediately exercisable, in whole or in part;

•	any restricted shares or restricted stock units will become non-forfeitable, in whole or in part;

•	any option or stock appreciation right will be assumed by the successor corporation or cancelled in exchange for substitute stock options;

•

any option will be cancelled in exchange for cash and/or other substitute consideration with a value equal to the excess, if any, of the value of the shares subject to the option over any exercise price applicable to the options;

•

any restricted shares or restricted stock units will be cancelled in exchange for restricted stock of or restricted stock units in respect of the capital stock of any successor corporation (or the equivalent in a successor entity that is not a corporation);

•

any restricted shares will be redeemed for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share on the date of the corporate transaction or the per share consideration payable to the holders of shares in corporate transaction;

•

any restricted stock unit will be cancelled in exchange for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share on the date of the corporate transaction or the per share consideration payable to the holders of shares in corporate transaction; or

•	such other treatment as is described in an award agreement.

The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award under the 2021 Plan will vest on an accelerated basis in connection with a corporate transaction or to amend or modify an award so long as such amendment or modification is not inconsistent with the terms of the 2021 Plan or would not result in the impairment of a participant’s rights without the participant’s consent.

Changes in Capitalization. In the event of certain specified changes in the capital structure of our common stock, such as a stock split, reverse stock split, stock dividend, reorganization, recapitalization, combination or exchange of shares, reclassification of shares, spinoff or other similar change in capitalization or event, or any dividend or distribution to holders of shares other than an ordinary cash dividend, equitable adjustments to the terms of outstanding awards will be made by the administrator.

Amendments or Termination. Our board of directors may at any time alter, amend, suspend or terminate the 2021 Plan, subject to stockholder approval in the case of an amendment if the amendment increases the number of shares available for issuance or otherwise to the extent necessary to comply with applicable law, rule or regulation. The 2021 Plan will terminate automatically ten years after the later of the date when our board of directors adopted the plan.

We intend to file a registration statement on Form S-8 to register all of the shares of our common stock reserved for issuance pursuant to outstanding awards granted under the 2021 Plan.

2024 Employee Stock Purchase Plan

Our board of directors and stockholders have adopted the 2024 Employee Stock Purchase Plan, or the ESPP, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq. The material terms of the ESPP are summarized below. Under the ESPP, we are authorized to offer eligible employees the ability to purchase shares of our common stock at a discount, subject to various limitations.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. However, with regard to offers of options for purchase of shares of our common stock under the ESPP to employees outside the United States working for one of our subsidiaries or an affiliates, our board of directors may offer a sub-plan or an option that is not intended to meet the requirements of Section 423 of the Code and that varies from the terms and conditions of the ESPP.

Authorized Shares. Initially, 1,626,351 shares of our common stock are reserved for issuance under the ESPP. The number of shares of our common stock that will be reserved for issuance under the ESPP will automatically increase on January 1 of each year, beginning on January 1, 2026 and continuing through January 1, 2035, in an amount equal to the lesser of (i) 1% of the total number of shares of our capital stock outstanding on December 31 of the immediately preceding year and (ii) 3,252,702 shares of our common stock, unless our board of directors acts prior to the first day of any calendar year to provide that there will be no January 1 increase in the share reserve for such calendar year or that the increase for such calendar year will be a lesser number of shares of our common stock.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer the ESPP. Our board of directors, or a duly authorized committee of our board of directors, may, in accordance with the terms of the ESPP, delegate administrative authority to our officers or other individuals or groups. Under the ESPP, the ESPP administrator will have discretionary authority to administer and interpret the ESPP and determine the terms and conditions of the offerings of common stock to be made under the ESPP. Interpretations and constructions of the ESPP administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons.

Eligibility. Employees eligible to participate in the ESPP for a given offering generally include employees who are employed by us or one of our designated subsidiaries, other than (i) any employees who have been employed less than 1 year, unless otherwise determined by the ESPP administrator, and (ii) any employees who do not meet any other eligibility requirements that the ESPP administrator may impose (within the limits permitted by the Code).

Participation. Employees will enroll under the ESPP by completing an enrollment form permitting the deduction from their compensation of a whole percentage of their compensation during an offering, subject to a minimum of 1% and a maximum of 15%, or, to the extent permitted by the ESPP administrator for an offering, an employee may authorize a payroll deduction expressed as a flat dollar amount, subject to such terms, conditions and limits as may be established by the ESPP administrator for such offering. Accumulated deductions will be credited to a notional account and applied to the purchase of shares on the exercise date of the offering.

However, an employee will not be permitted to participate in an offering if, immediately after the option to purchase stock in the offering were granted, the employee would own (or be deemed to own through attribution) 5% or more of the total combined voting power or value of all classes of our stock, or one of our subsidiaries or our parent company. In addition, a participant may not purchase more than a number of shares of our common stock equal to $25,000 divided by the fair market value of a share of such stock as of the first day of the offering (or such other maximum number of shares of our common stock established by the ESPP administrator in advance of the offering). A participant may not be granted an option that permits the participant’s rights to purchase shares of common stock to accrue at a rate exceeding $25,000 in fair market value of such stock (determined at the time the option is granted) under the ESPP or any other of our employee stock purchase plans and our parent and subsidiary companies during any calendar year.

Offerings. Under the ESPP, participants are given the option to purchase shares of our common stock during offerings, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering be longer than 27 months in length. The ESPP administrator may provide for concurrent or overlapping offerings under the ESPP. An offering under the ESPP may be terminated under certain circumstances.

Common stock will be purchased for the accounts of participants at a price per share determined under the terms of the applicable offering, which will generally be at a discount from the trading price of our common stock on the date of purchase. The option price for an offering will generally be the lower of 85% of the closing trading price per share of our common stock on the first day of the offering or 85% of the closing trading price per share on the purchase date, unless the ESPP administrator specifies a lesser discount in advance of the offering.

Unless a participant has withdrawn from participation in the ESPP before a purchase date, the participant will be deemed to have exercised the participant’s option in full as of such purchase date. Upon exercise, the participant will purchase the number of whole shares that the participant’s accumulated payroll deductions will buy at the option price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization and withdraw from the offering at any time prior to the end of the offering. Upon withdrawal, the participant will receive a refund of the participant’s notional account balance in cash without interest. If a participant withdraws from an offering, the participant may not later re-enroll in the same offering, but the participant may (if eligible) enroll in any later offering under the ESPP. If a participant wants to increase or decrease the rate of payroll withholding, the participant may do so effective for the next offering by submitting a new enrollment form before the offering for which such change is to be effective.

A participant may not transfer any rights under the ESPP other than by will or the laws of descent and distribution. During a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. The ESPP is unfunded, and all funds received by us under the ESPP may be combined with other corporate funds and used for any corporate purpose, unless otherwise required by applicable law.

Adjustments. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination or exchange of shares, reclassification of shares, spin-off, or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, we will proportionately adjust the number and class of shares approved under the ESPP, the option price for an offering and the maximum number of shares which a participant may elect to purchase in any single offering.

Corporate Transactions. In the event of a corporate transaction (as defined above with respect to the 2024 Plan), the ESPP administrator may take any of the following actions, or do any combination thereof: (i) determine that each outstanding option will be assumed or an equivalent option substituted by the acquiring or successor corporation or other entity (or an affiliate thereof); (ii) upon written notice to participants, provide that participants’ accumulated payroll deductions will be used to purchase shares of our common stock on a date determined by the ESPP administrator within ten days prior to the corporate transaction and that all outstanding options will terminate immediately after such purchase; (iii) upon written notice to participants, provide that all outstanding options will be cancelled and accumulated payroll deductions will be returned to participants; (iv) if the applicable corporate transaction provides for cash payments to the holders of our common stock, provide for cash payments to participants in amounts based on the per-share amount of such cash payments to the stockholders; or (v) if we are liquidated or dissolved, provide that options to purchase stock under the ESPP will convert into the right to receive the liquidation proceeds (net of the option price).

Amendment or Termination. The ESPP administrator may amend, suspend or terminate the ESPP at any time. However, if the terms of the ESPP are amended to increase the number of shares approved for the ESPP or in a manner that would require stockholder approval under the rules of Nasdaq, other relevant listing authority or to qualify as an “employee stock purchase plan” under Section 423(b) of the Code, the ESPP administrator may not amend the ESPP without obtaining stockholder approval within 12 months before or after the date such amendment is adopted. The ESPP automatically terminates on the ten-year anniversary of the date ESPP was approved by the Company’s stockholders.

We intend to file a registration statement on Form S-8 to register all of the shares of our common stock reserved for issuance under the ESPP.

Compensation Clawback Policy

In connection with this offering, we have adopted a clawback policy, or the Clawback Policy, in compliance with the SEC’s and Nasdaq’s final rules. The Clawback Policy will become effective upon the closing of this offering. The Clawback Policy will require the repayment of certain erroneously awarded incentive-based compensation paid to any current or former executive officer, including our named executive officers, in connection with a restatement of financial statements if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.

Limitations on Liability and Indemnification

Our Certificate of Incorporation, which will become effective immediately prior to the closing of this offering, will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our officer or director, or served any other enterprise at our request as an officer or director. Our Certificate of Incorporation will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by law. Amending these provisions will not reduce our indemnification obligations relating to or the exculpation of our officers and directors for actions taken before an amendment.

We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

We believe that these Certificate of Incorporation provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our Certificate of Incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Plans

Our directors, officers and key employees may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate a Rule 10b5-1 plan, subject to certain requirements. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy and any applicable Rule 10b5-1 guidelines. Prior to 180 days after the date of the closing of this offering, subject to early termination and subject to certain limited exceptions, the sale of any shares under such Rule 10b5-1 plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters in connection with this offering.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a summary of transactions since January 1, 2021 and any currently proposed transactions to which we have been a participant in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets as of each of December 31, 2024 and 2023, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described in the sections of this prospectus titled “Executive Compensation” and “Management—Non-Employee Director Compensation.”

Convertible Notes Financing

On April 23, 2021, we entered into a convertible note purchase agreement with our Chief Executive Officer, Gary D. Glick, OrbiMed Private Investments VIII, LP and certain of our employees, to issue convertible promissory notes, or the Convertible Notes. We issued Convertible Notes in an aggregate principal amount of approximately $2.0 million. OrbiMed Private Investments VIII, LP purchased approximately $1.5 million in aggregate principal amount of Convertible Notes and Dr. Glick purchased $71,429 in aggregate principal amount of Convertible Notes. The Convertible Notes accrued interest at a rate equal to 4% per year and were convertible into shares of capital stock issued by us in a qualifying equity financing. As discussed below, all of the outstanding Convertible Notes converted into shares of our Series A convertible preferred stock in connection with the Series A Preferred Stock Financing (as defined below).

Series A Preferred Stock Financing

On August 30, 2021, we entered into a Series A Preferred Stock Purchase Agreement with a number of investors named therein. In multiple closings held between August 2021 and October 2021, we issued and sold an aggregate of 30,039,874 shares of our Series A convertible preferred stock at a purchase price of $4.34186 per share for an aggregate purchase price of approximately $121.0 million, which we refer to as the Series A Preferred Stock Financing. Included in this amount was approximately $2.0 million of outstanding principal and interest on the Convertible Notes, all of which converted into an aggregate of 489,755 shares of our Series A convertible preferred stock in the Series A Preferred Stock Financing.

On November 15, 2021, we entered into a Series A-1 Preferred Stock Purchase Agreement with a number of investors named therein, pursuant to which we sold an aggregate of 7,575,753 shares of our Series A-1 convertible preferred stock at a purchase price of $5.86151 per share for an aggregate purchase price of approximately $44.4 million, which we refer to as the Series A-1 Preferred Stock Financing. On November 22, 2021, we entered into a Series A-2 Preferred Stock Purchase Agreement, with a number of investors named therein. We subsequently entered into Amendment No. 1 thereto on March 7, 2022. In multiple closings in November 2021 and March 2022, we issued and sold an aggregate of 7,799,055 shares of our Series A-2 convertible preferred stock at a purchase price of $6.15459 per share for an aggregate purchase price of approximately $48.0 million, which we refer to as the Series A-2 Preferred Stock Financing.

The following table summarizes the Series A convertible preferred stock, Series A-1 convertible preferred stock and Series A-2 convertible preferred stock purchased by our directors, executive officers or holders of more than 5% of our capital stock as of the date of the applicable closing, and entities affiliated with certain of our executive officers and directors. The Series A convertible preferred stock, Series A-1 convertible preferred stock and Series A-2 convertible preferred stock will convert into an aggregate of 45,986,285 shares of common stock immediately prior to the completion of this offering, after giving effect to the applicable conversion ratio and the reverse stock split effected in connection with this offering.

Name(1)	Series A Preferred Stock Purchased (Shares)	Series A-1 Preferred Stock Purchased (Shares)	Series A-2 Preferred Stock Purchased (Shares)	Aggregate Purchase Price ($)

OrbiMed Private Investments VIII, LP	11,645,522	—	—	48,999,991.40	(2)
Entities affiliated with SR One Capital Management(3)	5,757,900	—	1,299,842	32,999,990.27
Entities affiliated with Foresite Capital(4)	—	—	4,874,410	29,999,995.04
Entities affiliated with Hillhouse Investment(5)	460,630	4,163,663	—	26,405,343.31
Woodline Master Fund LP	—	3,412,090	—	19,999,999.70
Logos Opportunities Fund III, LP	2,303,160	—	1,624,803	19,999,994.58
Beckman Capital GmbH	2,303,160	—	—	9,999,998.28
Colt Odyssey Partners, LLC	2,303,160	—	—	9,999,998.28
HBM Healthcare Investments (Cayman) Ltd.	2,303,160	—	—	9,999,998.28
Balderton Capital VI S.L.P.	1,681,885	—	—	—	(6)

(1)	Additional details regarding certain of these stockholders and their equity holdings are included in the section of this prospectus titled “Principal Stockholders.”
(2)

360,038 of the shares of Series A convertible preferred stock were issued in exchange for the cancellation of $1,506,904.11 in aggregate principal amount of Convertible Notes held by OrbiMed Private Investments VIII, LP.

(3)

Consists of (i) 4,606,320 shares of Series A convertible preferred stock held by SR One Capital Fund I Aggregator, L.P., (ii) 1,151,580 shares of Series A convertible preferred stock held by SR One Co-Invest IV LLC, and (iii) 1,299,842 shares of Series A-2 convertible preferred stock held by SR One Capital Fund I Aggregator, L.P.

(4)

Consists of (i) 3,899,528 shares of Series A-2 convertible preferred stock held by Foresite Capital Fund V, L.P. and (ii) 974,882 shares of Series A-2 convertible preferred stock held by Foresite Capital Opportunity Fund V, L.P.

(5)

Consists of (i) 276,378 shares of Series A convertible preferred stock held by VSUM XXIII Holdings Limited, (ii) 184,252 shares of Series A convertible preferred stock held by WXR II Holdings Limited, (iii) 2,498,198 shares of Series A-1 convertible preferred stock held by GNTR Holdings Limited and (iv) 1,665,465 shares of Series A-1 convertible preferred stock held by WXR II Holdings Limited.

(6)

The shares of Series A convertible preferred stock were issued to Balderton Capital VI S.L.P. as partial consideration for the shares of Rahko Limited held by Balderton, pursuant to a share purchase agreement, dated October 6, 2021.

Series B Preferred Stock Financing

On May 13, 2022, we entered into a Series B Preferred Stock Purchase Agreement with a number of investors named therein. We subsequently entered into Amendment No. 1 thereto, dated May 19, 2022, and Amendment No. 2 thereto, dated September 15, 2022. In multiple closings held between May 2022 and September 2022, we issued and sold an aggregate of 26,601,360 shares of our Series B convertible preferred stock at a purchase price of $6.31584 per share for an aggregate purchase price of approximately $168.0 million, which we refer to as the Series B Preferred Stock Financing.

The following table summarizes the Series B convertible preferred stock purchased by our directors, executive officers or holders of more than 5% of our capital stock as of the date of the applicable closing, and entities affiliated with certain of our executive officers and directors. The Series B convertible preferred stock will convert into an aggregate of 27,842,952 shares of common stock immediately prior to the completion of this offering, after giving effect to the applicable conversion ratio and the reverse stock split effected in connection with this offering.

Name(1)	Series B Preferred Stock Purchased (Shares)	Aggregate Purchase Price ($)

Entities affiliated with SR One Capital Management(2)	4,829,127	30,499,993.48
General Catalyst Group XI—Endurance, L.P.	4,749,962	30,000,000.00
OrbiMed Private Investments VIII, LP	2,295,814	14,499,993.90
Logos Opportunities Fund III, LP	1,583,320	9,999,995.80
Colt Odyssey Partners, LLC	949,992	5,999,997.49
Entities affiliated with Foresite Capital(3)	791,660	4,999,997.90
Beckman Capital GmbH	474,996	2,999,998.74
HBM Healthcare Investments (Cayman) Ltd.	474,996	2,999,998.74
Entities affiliated with Hillhouse Investment(4)	474,995	2,999,992.43
Woodline Master Fund LP	158,332	999,999.58
Racing Beach Ventures LLC	79,166	499,999.79

(1)	Additional details regarding certain of these stockholders and their equity holdings are included in the section of this prospectus titled “Principal Stockholders.”
(2)

Consists of (i) 554,162 shares of Series B convertible preferred stock held by SR One Capital Fund I Aggregator, L.P., (ii) 2,374,981 shares of Series B convertible preferred stock held by SR One Co-Invest IV LLC, and (iii) 1,899,984 shares of Series B convertible preferred stock held by SR One Co-Invest IV-A LLC.

(3)

Consists of (i) 395,830 shares of Series B convertible preferred stock held by Foresite Capital Fund V, L.P. and (ii) 395,830 shares of Series B convertible preferred stock held by Foresite Capital Opportunity Fund V, L.P.

(4)	Consists of (i) 189,998 shares of Series B convertible preferred stock held by WXR II Holdings Limited and (ii) 284,997 shares of Series B convertible preferred stock held by GNTR Holdings Limited.

Series C Preferred Stock Financing

On October 25, 2023, we entered into the Series C Preferred Stock Purchase Agreement with a number of investors named therein. We subsequently entered into Amendment No. 1 thereto, dated November 28, 2023, Amendment No. 2 thereto, dated January 18, 2024, Amendment No. 3 thereto, dated April 30, 2024, Amendment No. 4 thereto, dated July 17, 2024, and Amendment No. 5 thereto, dated August 6, 2024. In multiple closings held between October 2023 and August 2024, we issued and sold an aggregate of 23,442,000 shares of our Series C convertible preferred stock at a purchase price of $5.00 per share for an aggregate purchase price of approximately $117.2 million, which we refer to as the Series C Preferred Stock Financing.

The following table summarizes the Series C convertible preferred stock purchased by our directors, executive officers or holders of more than 5% of our capital stock as of the date of the applicable closing, and entities affiliated with certain of our executive officers and directors. The Series C convertible preferred stock will convert into an aggregate of 23,442,000 shares of common stock immediately prior to the completion of this offering, after giving effect to the applicable conversion ratio and the reverse stock split effected in connection with this offering.

Name(1)	Series C Preferred Stock Purchased (Shares)	Aggregate Purchase Price ($)

Entities affiliated with SR One Capital Management(2)	5,300,142	26,500,710.00
Entities affiliated with Ascenta Capital(3)	3,226,000	16,130,000.00
Entities affiliated with FMR LLC(4)	3,086,000	15,430,000.00
OrbiMed Private Investments VIII, LP	1,341,687	6,708,435.00
Entities affiliated with Foresite Capital(5)	524,400	2,622,000.00
Entities affiliated with General Catalyst Group(6)	439,614	2,198,070.00
Entities affiliated with Hillhouse Investment(7)	300,000	1,500,000.00
HBM Healthcare Investments (Cayman) Ltd.	257,121	1,285,605.00
Racing Beach Ventures LLC	100,000	500,000.00
Gary D. Glick, Ph.D.	100,000	500,000.00

(1)	Additional details regarding certain of these stockholders and their equity holdings are included in the section of this prospectus titled “Principal Stockholders.”
(2)

Consists of (i) 600,142 shares of Series C convertible preferred stock held by SR One Capital Fund I Aggregator, L.P., (ii) 200,000 shares of Series C convertible preferred stock held by SR One Co-Invest IV-A, LLC and (iii) 4,500,000 shares of Series C convertible preferred stock held by AMZL, LP.

(3)

Consists of (i) 3,000,000 shares of Series C convertible preferred stock held by Ascenta Capital Fund I, L.P. and (ii) 226,000 shares of Series C convertible preferred stock held by Ascenta Capital Project Argos SPV, L.P.

(4)

Consists of (i) 215,628 shares of Series C convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (ii) 990,319 shares of Series C convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iii) 1,437,611 shares of Series C convertible preferred stock held by Fidelity Growth Company Commingled Pool and (iv) 442,442 shares of Series C convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund.

(5)

Consists of (i) 397,540 shares of Series C convertible preferred stock held by Foresite Capital Fund V, L.P. and (ii) 126,860 shares of Series C convertible preferred stock held by Foresite Capital Opportunity Fund V, L.P.

(6)

Consists of (i) 43,961 shares of Series C convertible preferred stock held by General Catalyst Group XI—Endurance, L.P. and (ii) 395,653 shares of Series C convertible preferred stock held by General Catalyst Group XI—Health Assurance, L.P.

(7)	Consists of (i) 120,000 shares of Series C convertible preferred stock held by WXR II Holdings Limited and (ii) 180,000 shares of Series C convertible preferred stock held by GNTR Holdings Limited.

Investors’ Rights Agreement

On August 30, 2021, in connection with the initial issuance and sale of our Series A preferred stock, we entered into an Investors’ Rights Agreement, or the Rights Agreement, with, among others, the holders of more than 5% of our outstanding capital stock listed in the table under the heading “—Series A Preferred Stock Financing” above. The Rights Agreement, as amended on November 15, 2021 and November 22, 2021 in connection with the Series A-1 Preferred Stock Financing and Series A-2 Preferred Stock Financing, respectively, as subsequently amended and restated on May 13, 2022 in connection with the Series B Preferred Stock Financing and on October 25, 2023 in connection with the Series C Preferred Stock Financing, and as further amended on November 22, 2024 in connection with the Series C-1 Preferred Stock Financing, is referred to herein as the Second A&R Rights Agreement. Certain holders of more than 5% of our outstanding capital stock are party to the Second A&R Rights Agreement, including those listed in the table under the heading “—Series C Preferred Stock Financing” above.

The Second A&R Rights Agreement grants certain rights to the holders of our outstanding convertible preferred stock, including certain registration rights with respect to the registrable securities held by them. See the section of this prospectus titled “Description of Capital Stock—Registration Rights” for additional information.

In addition, the Second A&R Rights Agreement imposes certain affirmative obligations on us, including, among other things, our obligation to grant certain investors who hold shares of our convertible preferred stock a right of first offer with respect to future sales of our equity, excluding the shares to be offered and sold in this offering, and grant certain information and inspection rights to such investors. Each of these other obligations will terminate in connection with the closing of this offering.

Voting Agreement

On August 30, 2021, in connection with the Series A Preferred Stock Financing, we entered into a Voting Agreement, or the Voting Agreement, with, among others, the holders of more than 5% of our outstanding capital stock listed in the table under the heading “—Series A Preferred Stock Financing” above. The Voting Agreement, as amended on November 15, 2021 and November 22, 2021 in connection with the Series A-1 Preferred Stock Financing and Series A-2 Preferred Stock Financing, respectively, as subsequently amended and restated on May 13, 2022 in connection with the Series B Preferred Stock Financing and on October 25, 2023 in connection with the Series C Preferred Stock Financing, and as further amended on November 22, 2024 in connection with the Series C-1 Preferred Stock Financing, is referred to herein as the Second A&R Voting Agreement. The Second A&R Voting Agreement was amended on March 4, 2024. Certain holders of more than 5% of our outstanding capital stock are party to the Second A&R Voting Agreement, including those listed in the table under the heading “—Series C Preferred Stock Financing” above.

Pursuant to the Second A&R Voting Agreement, the parties thereto agreed to vote their shares as needed to (i) maintain the size of our board of directors at seven members (subsequently updated to nine members), (ii) (A) cause OrbiMed’s designee, initially Carl Gordon, to be elected as a Series A director, (B) cause SR One’s nominee, initially Jill Carroll, to be elected as a Series A director, (C) cause Ascenta Capital’s nominee, initially Lorence Kim, to be elected as a Series C director (provided that such nominee may be removed by our board on or before October 25, 2024), (D) cause our Chief Executive Officer, initially Gary Glick, to be elected, (E) cause two other individuals, initially Charles Baum and Valerie Odegard, who are designated by a majority of the preferred directors and the Chief Executive Officer to be elected, and (F) cause one individual independent director, initially Jeffrey Leiden, who is designated by a majority of the preferred directors and the chief executive officer to be elected, subject to the approval of General Catalyst Group, and (iii) so long as Dr. Glick holds at least 1,863,033 shares of voting stock, if at any time he no longer serves as our Chief Executive Officer, elect a director designated by Dr. Glick. In the event of a sale of the company (as defined in the Second A&R Voting Agreement) that has been approved by our board of directors, the required holders and a majority of the shares of our Series C convertible preferred stock, each party is required to vote in favor of the transaction and/or sell their stock in the transaction, and otherwise execute and deliver all related documentation and refrain from exercising dissenter’s rights or depositing their shares in a voting trust or other arrangement, subject to certain limitations. The rights set forth above will terminate upon the consummation of this offering.

Right of First Refusal and Co-Sale Agreement

On August 30, 2021, in connection with the Series A Preferred Stock Financing, we entered into a Right of First Refusal and Co-Sale Agreement, or the RoFR Agreement, with, among others, the holders of more than 5% of our outstanding capital stock listed in the table under the heading “—Series A Preferred Stock Financing” above. The RoFR Agreement, as amended on November 15, 2021 and November 22, 2021 in connection with the Series A-1 Preferred Stock Financing and the Series A-2 Preferred Stock Financing, respectively, as subsequently amended and restated on May 13, 2022 in connection with the Series B Preferred Stock Financing and on October 25, 2023 in connection with the Series C Preferred Stock Financing, and as further amended on November 22, 2024 in connection with the Series C-1 Preferred Stock Financing, is referred to herein as the Second A&R RoFR Agreement. Certain holders of more than 5% of our outstanding capital stock are party to the Second A&R RoFR Agreement, including those listed in the table under the heading “—Series C Preferred Stock Financing” above.

Pursuant to the Second A&R RoFR Agreement, we have a right of first refusal in respect of certain sales of securities by certain holders of our common stock, including holders of more than 5% of our outstanding capital stock. To the extent we do not exercise such right in full, certain holders of our convertible preferred stock are entitled to certain rights of first refusal and co-sale in respect of such sale. The Second A&R RoFR Agreement will terminate in connection with the closing of this offering.

Management Rights Letters

In connection with the issuance and sale of our convertible preferred stock, we entered into management rights letters with certain purchasers of our convertible preferred stock, including holders of more than 5% of our capital stock and entities with which certain of our directors or officers are affiliated, pursuant to which such entities were granted certain management rights, including preemptive rights, observer rights and the rights to receive board materials, consult with and advise our management on significant business issues, review our operating plans, examine our books and records and inspect our facilities. These management rights letters or the rights provided therein, other than certain confidentiality obligations, will terminate upon completion of this offering.

Employment Arrangements

We have entered into employment agreements or offer letters with certain of our executive officers. For more information regarding these agreements with our executive officers, see the sections of this prospectus titled “Executive Compensation—Employment Arrangements” and “Executive Compensation—Potential Payments Upon Termination or Change in Control.”

Equity Grants

We have granted options to purchase shares of our common stock to certain of our executive officers and directors. For more information regarding the options granted to our executive officers and directors, see the sections of this prospectus titled “Executive Compensation” and “Management—Non-Employee Director Compensation.”

Indemnification Agreements

We have entered into indemnification agreements with certain of our current directors and executive officers and we intend to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. The indemnification agreements, to be in effect upon the closing of this offering, and our Bylaws, to be in effect immediately prior to the closing of this offering, require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. For more information regarding these agreements, see the section of this prospectus titled “Executive Compensation—Limitations on Liability and Indemnification.”

Founder Stock Purchase Agreement and Stock Restriction Agreement

On April 13, 2021, we entered into a Common Stock Purchase Agreement, or the Founder Stock Purchase Agreement, with our founder, President and Chief Executive Officer, Dr. Glick. Pursuant to the Founder Stock Purchase Agreement, we sold to Dr. Glick 1,000,000 shares of our common stock at a price per share of $0.0001, for an aggregate payment of $100. On August 30, 2021, in connection with the Series A Preferred Stock Financing, we entered into a Stock Restriction Agreement with Dr. Glick, or the Stock Restriction Agreement. Pursuant to the Stock Restriction Agreement, Dr. Glick agreed that the 3,726,067 shares of common stock held by him would be subject to repurchase by us until such shares have vested under the agreement, with 1,713,116 shares initially classified as “base shares” and 2,012,951 initially classified as “top-up shares.” Upon the termination of Dr. Glick’s service as Chief Executive Officer for any reason, including upon death, disability, retirement or discharge or resignation, whether voluntary or involuntary, we will have the right to repurchase any unvested shares of common stock held by Dr. Glick at a price per share of $0.0001, subject to adjustment for stock splits, stock dividends and similar events. 25% of the base shares and the top-up shares vested on April 23, 2022, and 1/36th of 75% of the base shares and the top-up shares vest on the last day of each calendar month after April 23, 2022 for three years, with all shares to be vested on April 30, 2025. If Dr. Glick is terminated without cause or resigns for good reason, then all base shares and top-up shares will vest in full. In the event of Dr. Glick’s death or disability, then 50% of the base shares and top-up shares will vest in full.

IFM Acquisition

On May 6, 2022, we acquired all of the membership interests of IFM Discovery, LLC, or IFM, in exchange for $1,750,000 in cash and 81,240 shares of our non-voting common stock at closing. We also agreed to pay to the former members of IFM additional contingent payments of up to $60.0 million upon the first achievement of certain development, commercial, regulatory and sale milestones related to our NLRP1 and MDA5 programs. Dr. Glick was the Chairman of the board of directors of IFM Therapeutics, LLC, IFM’s parent, at the time of the acquisition. The acquisition was conducted in the normal course of business on an arm’s length basis with Dr. Glick recusing himself from all transaction negotiations. We incurred $0.3 million in operating expenses related to the IFM acquisition for the years ended December 31, 2023 and 2022.

Related Person Transaction Policy

Prior to this offering, we did not have a formal policy regarding approval of transactions with related parties. In connection with this offering, we have adopted a written related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective upon the closing of this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which (i) we are, were or will be a participant, (ii) any related person has, had or will have a direct or indirect material interest and (iii) in which the amount involved exceeded or will exceed, so long as we qualify as a smaller reporting company, the lesser of $120,000 or 1% of the average of our total assets as of the end of the two prior fiscal years, or, once we no longer qualify as a smaller reporting company, $120,000. Transactions involving compensation for services provided to us as an executive officer or director are not covered by this policy. A related person is any officer, director (or nominee to become a director) or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members.

All of the transactions described above were entered into prior to the adoption of the written related person transaction policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 2024, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including options that are currently exercisable or are exercisable within 60 days of December 31, 2024. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 107,653,308 shares of our common stock outstanding as of December 31, 2024, including 310,506 shares of unvested restricted common stock, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 98,730,835 shares of our common stock and the conversion of our non-voting common stock into 81,240 shares of our common stock. We have based our calculation of the percentage of beneficial ownership after this offering on    shares of our common stock outstanding immediately after the closing of this offering, which further reflects the issuance of    shares of common stock in this offering, assuming that the underwriters will not exercise their option to purchase up to an additional    shares of our common stock.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Odyssey Therapeutics, Inc., 51 Sleeper Street, Boston, MA 02210.

Name of Beneficial Owner	Number of Shares Beneficially Owned Prior to Offering	Percentage of Shares Beneficially Owned
		Prior to this Offering	After this Offering
5% and Greater Stockholders:
Entities affiliated with SR One Capital Management(1)	17,466,774	16.2%
OrbiMed Private Investments VIII, LP(2)	15,390,178	14.3%
FMR LLC(3)	7,229,051	6.7%
Entities affiliated with Foresite Capital(4)	6,431,300	6.0%
Logos Opportunities Fund III, LP(5)	5,653,143	5.3%
Entities affiliated with General Catalyst Group(6)	5,411,276	5.0%
Named Executive Officers and Directors:
Gary D. Glick, Ph.D.(7)	5,968,103	5.4%
Jason Haas	—	—
Julie Clauss(8)	162,500	*
Jeffrey M. Leiden, M.D., Ph.D.(9)	1,334,915	1.2%
Charles Baum, M.D., Ph.D.(10)	415,698	*
Jill Carroll	—	—

Name of Beneficial Owner	Number of Shares Beneficially Owned Prior to Offering	Percentage of Shares Beneficially Owned
		Prior to this Offering	After this Offering
Carl L. Gordon, Ph.D., CFA(11)	15,390,178	14.3%
Lorence Kim, M.D.	—	—
Valerie Odegard, Ph.D.(12)	207,849	*
Ian F. Smith(13)	30,000	*
Timothy P. Walbert	—	—
All executive officers and directors as a group (15 persons)	24,244,185	21.6%

*	Represents beneficial ownership of less than 1%.
1.

Consists of (i) 4,606,320 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock, 1,354,210 shares of common stock issuable upon the conversion of shares of Series A-2 convertible preferred stock, 580,027 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and 600,142 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock held by SR One Capital Fund I Aggregator, LP, or Fund I, (ii) 1,151,580 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock and 2,485,831 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock held by SR One Co-Invest IV LLC, (iii) 1,988,664 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and 200,000 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock held by SR One Co-Invest IV-A LLC, and (iv) 4,500,000 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock held by AMZL, LP.

SR One Capital Partners I, LP, or SR One Capital Partners, is the general partner of Fund I. SR One Co-Invest IV Manager, LLC, or SR One Co-Invest Manager, is the managing member of SR One Co-Invest IV, LLC and SR One Co-Invest IV-A, LLC. SR One Capital SMA Partners, LP is the general partner of AMZL, LP. SR One Capital Management, LLC, or SR One Capital Management, is the general partner of SR One Capital Partners, SR One Capital SMA Partners, LP, and managing member of SR One Co-Invest Manager. Simeon George, M.D., is the Manager of SR One Capital Management. SR One Capital Partners, SR One Capital Management, and Simeon George, M.D. share voting and investment power with respect to the shares directly held by Fund I. SR One Co-Invest Manager, SR One Capital Management, and Simeon George, M.D. share voting and investment power with respect to the shares directly held by SR One Co-Invest IV, LLC and SR One Co-Invest IV-A, LLC. SR One Capital SMA Partners, LP, SR One Capital Management, and Simeon George, M.D. share voting and investment power with response to the shares directly held by AMZL, LP. Each of SR One Capital Partners, SR One Co-Invest Manager, SR One Capital Management, SR One Capital SMA Partners, LP, and Simeon George, M.D., disclaims beneficial ownership of the shares held by Fund I, AMZL, LP, SR One Co-Invest IV, LLC and SR One Co-Invest IV-A, LLC, respectively, except to the extent of its or his pecuniary interest therein, if any. Jill Carroll, a member of our board of directors, is a partner of SR One Capital Management, LP, an entity affiliated with Fund I, AMZL, LP, SR One Co-Invest IV, LLC, and SR One Co-Invest IV-A, LLC, has no voting or dispositive power with respect to any of the above referenced shares and disclaims beneficial ownership of such shares except to the extent of her respective pecuniary interest therein. The address for these entities is 985 Old Eagle School Road, Suite 511, Wayne, PA 19087.

2.

Consists of (i) 11,645,522 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock, (ii) 2,402,969 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and (iii) 1,341,687 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock. These securities are held of record by OrbiMed Private Investments VIII, LP, or OPI VIII. OrbiMed Capital GP VIII LLC, or GP VIII, is the general partner of OPI VIII and OrbiMed Advisors LLC, or OrbiMed Advisors, is the managing member of GP VIII. By virtue of such relationships, GP VIII and OrbiMed Advisors may be deemed to have voting power and investment power over the securities held by OPI VIII and as a result, may be deemed to have beneficial ownership over such securities. OrbiMed Advisors exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares held by OPI VIII. The principal business address for the foregoing entities and individuals is c/o OrbiMed Advisors LLC, 601 Lexington Avenue 54th Floor, New York, NY 10022.

3.

Consists of (i) 489,867 shares of Series B convertible preferred stock and 215,628 shares of Series C convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (ii) 1,359,367 shares of Series B convertible preferred stock and 990,319 shares of Series C convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iii) 1,814,415 shares of Series B convertible preferred stock and 1,437,611 shares of Series C convertible preferred stock held by Fidelity Growth Company Commingled Pool, and (iv) 479,402 shares of Series B convertible preferred stock and 442,442 shares of Series C convertible preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund. The foregoing funds or accounts are managed by direct or indirect subsidiaries of FMR LLC, all of which shares are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

4.

Consists of (i) 4,062,632 shares of common stock issuable upon the conversion of shares of Series A-2 convertible preferred stock, 414,305 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and 397,540 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock held by Foresite Capital Fund V, L.P., or Fund V, and (ii) 1,015,658 shares of common stock issuable upon the conversion of shares of Series A-2 convertible preferred stock, 414,305 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and 126,860 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock held by Foresite Capital Opportunity Fund V, L.P., or Opportunity Fund V. Foresite Capital Management V, LLC, or FCM V, is the general partner of Fund V and may be deemed to have sole voting and dispositive power over the shares held by Fund V. James B. Tananbaum, M.D. is the managing member of FCM V and may be deemed to have sole voting and dispositive power over the shares held by Fund V. Fund V and Dr. Tananbaum disclaims beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. Foresite Capital Opportunity Management V, LLC, or FCOM V, is the general partner of Opportunity Fund V and may be deemed to have sole voting and dispositive power over the shares held by Opportunity Fund V. James B. Tananbaum, M.D. is the managing member of FCOM V and may be deemed to have sole voting and dispositive power over the shares held by Opportunity Fund V. Opportunity Fund V and Dr. Tananbaum disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. The principal business address of Dr. Tananbaum and the foregoing entities is 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939.

5.

Consists of (i) 2,303,160 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock, 1,692,763 shares of common stock issuable upon the conversion of shares of Series A-2 convertible preferred stock and 1,657,220 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock held by Logos Opportunities Fund III LP, or LOF III. Arsani William and Graham Walmsley are the managing members of Logos Opportunities II GP LLC, the general partner of LOF III. Each disclaims beneficial ownership of securities held by LOF III except to the extent of his pecuniary interest therein. The principal business address of the foregoing entities is 1 Letterman Drive, Suite C3-350, Bldg. C, San Francisco, CA 94129.

6.

Consists of (i) 4,971,662 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock and 43,961 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock held by General Catalyst Group XI - Endurance, L.P., or GCGXIE, and (ii) 395,653 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock held by General Catalyst Group XI - Health Assurance, L.P., or GCGXIH. General Catalyst Group Management Holdings GP, LLC, or GCGMH LLC, is the general partner of General Catalyst Group Management Holdings, L.P., which is the manager of General Catalyst Group Management, LLC, which is (1) the manager of General Catalyst Endurance GP XI, LLC, which is the general partner of General Catalyst Partners XI - Endurance, L.P., which is the general partner of GCGXIE and (2) the manager of General Catalyst GP XI - Health Assurance, LLC, which is the general partner of General Catalyst

Partners XI - Health Assurance, L.P., which is the general partner of GCGXIH. Kenneth Chenault, David Fialkow and Hemant Taneja are managing members of GCGMH LLC, and, as a result, may be deemed to share voting and investment power with respect to the shares held by GCGXIE and GCGXIH. Each party named above disclaims beneficial ownership of such shares. The principal business address of the foregoing entities and persons is 20 University Road, Suite 450, Cambridge, MA 02138.
7.

Consists of (i) 3,726,067 shares of common stock (including shares of unvested restricted common stock), (ii) 100,000 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock, and (iii) options to purchase 2,142,036 shares of common stock, exercisable within 60 days of December 31, 2024.

8.	Consists of options to purchase 162,500 shares of common stock, exercisable within 60 days of December 31, 2024.
9.

Consists of (i) 82,861 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock held by Racing Beach Ventures LLC, or Racing Beach, (ii) 100,000 shares of common stock issuable upon the conversion of shares of Series C convertible preferred stock held by Racing Beach, and (iii) options to purchase 1,152,054 shares of common stock, exercisable within 60 days of December 31, 2024. Dr. Leiden is a managing member of Racing Beach and may be deemed to share beneficial ownership of the securities reported herein.

10.	Consists of options to purchase 415,698 shares of common stock, exercisable within 60 days of December 31, 2024.
11.	See Note 2. Dr. Gordon may be deemed to beneficially own the securities described therein.
12.	Consists of options to purchase 207,849 shares of common stock, exercisable within 60 days of December 31, 2024.
13.	Consists of options to purchase 30,000 shares of common stock, exercisable within 60 days of December 31, 2024.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they will be in effect upon the closing of this offering. We expect to adopt our Certificate of Incorporation and Bylaws, which will be effective immediately prior to the closing of this offering, and this description summarizes the provisions that will be included in such documents. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our Certificate of Incorporation and Bylaws, which will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

As of September 30, 2024, there were 107,513,274 shares of our common stock outstanding, including 579,432 shares of unvested restricted common stock, after giving effect to the conversion of all shares of our convertible preferred stock (including shares of our Series C-1 convertible preferred stock issued after September 30, 2024) into an aggregate of 98,730,835 shares of our common stock immediately prior to the closing of this offering and the automatic conversion of all outstanding shares of our non-voting common stock into an aggregate of 81,240 shares of our common stock upon the closing of this offering, held by 144 stockholders of record. After giving effect to such conversions, there would have been no shares of non-voting common stock or preferred stock outstanding. Upon consummation of this offering, our board of directors will be authorized, without stockholder approval except as required by the listing standards of Nasdaq Rules, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Certificate of Incorporation. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of 66-2/3% of the voting power of all of the then outstanding capital stock entitled to vote generally in the election of directors, voting as a single class, will be required to take certain actions, including removing directors for cause, amending certain provisions of our Certificate of Incorporation, including the provisions relating to amending our Bylaws, director and board matters and director liability.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

As of September 30, 2024, there were 95,458,042 shares of convertible preferred stock outstanding, consisting of 30,039,874 shares of Series A convertible preferred stock, 7,575,753 shares of Series A-1 convertible preferred stock, 7,799,055 shares of Series A-2 convertible preferred stock, 26,601,360 shares of Series B convertible preferred stock and 23,442,000 shares of Series C convertible preferred stock. In November 2024, we issued 1,459,598 shares of Series C-1 convertible preferred stock. All of our outstanding shares of convertible preferred stock (including shares of our Series C-1 convertible preferred stock issued after September 30, 2024) will be converted into an aggregate of 98,730,835 shares of our common stock immediately prior to the closing of this offering and we will not have any shares of preferred stock outstanding. Immediately prior to the closing of this offering, our current amended and restated certificate of incorporation will be amended and restated to remove all references to such shares of convertible preferred stock.

Upon consummation of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, in each case without further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company or other corporate action and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of September 30, 2024, we had outstanding options to purchase an aggregate of 17,432,533 shares of our common stock, with a weighted-average exercise price of $2.53 under the 2021 Plan. Following completion of this offering, 16,901,300 shares of our common stock will initially be reserved for future issuance under the 2024 Plan, which will become effective on the date immediately preceding the date on which our common stock is listed (or approved for listing) on Nasdaq, as well as any future automatic annual increases in the number of shares of our common stock reserved for issuance under the 2024 Plan and any shares underlying outstanding stock awards granted under the 2021 Plan, that expire or are repurchased, forfeited, cancelled or withheld. For additional information regarding terms of our equity incentive plans, see the section of this prospectus titled “Executive Compensation—Equity Benefit Plans.”

Registration Rights

Investors’ Rights Agreement

We are party to the Second A&R Rights Agreement, which, among other things, grants certain rights to the holders of our outstanding convertible preferred stock, including certain registration rights with respect to the registrable securities held by them, as described in additional detail below.

As of the completion of this offering, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 98,730,835 shares of our common stock immediately prior to the closing of this offering, there will be an aggregate of 102,456,902 shares of our common stock that are entitled to these demand, piggyback and Form S-3 registration rights pursuant to the Second A&R Rights Agreement. We will pay the registration expenses, other than the underwriting discounts and selling commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than five years after the completion of this offering, or with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 under the Securities Act without limitation during any three-month period.

Demand Registration Rights

Pursuant to the terms of the Second A&R Rights Agreement, the parties thereto will be entitled to certain demand registration rights. At any time beginning after the earlier of (i) five years after the date of the Second A&R Rights Agreement and (ii) 180 days after the completion of this offering, the holders of a majority of the registrable securities then outstanding may request that we register all or a portion of their shares by filing a registration statement on Form S-1. Such request for registration must cover at least 40% of the registrable securities then outstanding with an anticipated aggregate offering price of at least $10.0 million, net of applicable selling expenses. If at any time while we are eligible to use a registration statement on Form S-3, holders of at least 25% of the registrable securities then outstanding can make a request that we register their shares on Form S-3 if such holders hold registrable securities in an anticipated aggregate offering amount of at least $5.0 million, net of applicable selling expenses.

We will not be required to effect a registration on Form S-1 (i) during the period beginning 60 days prior to our good faith estimate of the planned filing date of a registration initiated by us until 180 days after the effective date of such registration, (ii) after having effected two registrations on Form S-1 or (iii) if the holders propose to dispose shares that can be immediately registered on a registration statement on Form S-3. Similarly, we will not be required to effect a registration statement on Form S-3 (i) during the period beginning 30 days prior to our good faith estimate of the planned filing date of a registration initiated by us until 90 days after the effective date of such registration or (ii) after having effected two registrations on Form S-3 within a 12-month period immediately preceding the request.

Piggyback Registration Rights

After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, certain holders of registrable securities will be entitled to piggyback registration rights pursuant to the Second A&R Rights Agreement allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to: (i) a demand registration pursuant to the Second A&R Rights Agreement; (ii) the registration of securities relating to the sale or grant of securities to employees to a stock option, stock purchase, equity incentive or similar plan; (iii) the registration of securities relating to a SEC Rule 145 transaction; (iv) the registration of securities on any form that does not include substantially the same information as would be required on a Form S-1 or Form S-3; or (v) the registration of common stock that is issuable upon conversion of debt securities that are also being registered, then holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Election and Removal of Directors; Vacancies

The exact number of directors will be fixed from time to time by resolution of our board of directors. Directors will be elected by a plurality of the votes of the shares of our capital stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

No director may be removed except for cause, and directors may be removed for cause only by an affirmative vote of the holders of at least 66-2/3% of the voting power of the then-outstanding shares of capital stock entitled to vote at an election of directors, voting as a single class.

Any vacancy occurring on our board of directors and any newly created directorship may be filled only by a majority vote of the remaining directors then in office, even if less than a quorum.

Staggered Board

Upon the closing of this offering, our board of directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2026, 2027 and 2028, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will typically be necessary for stockholders to effect a change in a majority of the members of our board of directors.

Limitation on Action by Written Consent

Our Certificate of Incorporation and our Bylaws provide that holders of our common stock will not be able to act by written consent without a meeting.

Stockholder Meetings

Our Certificate of Incorporation and our Bylaws provide that special meetings of our stockholders may be called only by the Chair of our board of directors, our Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the directors. Our Certificate of Incorporation and our Bylaws specifically deny any power of any other person to call a special meeting.

Amendment of Certificate of Incorporation

The provisions of our Certificate of Incorporation under Articles V through IX may be amended only by the affirmative vote of holders of at least 66-2/3% of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class, and two-thirds of our board of directors. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of capital stock will generally be required to amend other provisions of our Certificate of Incorporation.

Amendment of Bylaws

The provisions of our Bylaws may be amended or repealed, and new bylaws may be adopted by (i) our board of directors, or (ii) our stockholders, with the affirmative vote of the holders of at least 66-2/3% of the voting power of our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class. Notwithstanding the foregoing, if our board of directors recommends that stockholders approve such adoption, amendment or repeal, such action shall only require the affirmative vote of the holders of a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Other Limitations on Stockholder Actions

Our Bylaws impose some procedural requirements on stockholders who wish to bring business before a meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary and provide us additional information regarding the proponents of such proposal and the proposal itself, including:

•	a description of the business or nomination to be brought before the meeting, the text of the proposal or business and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder, the date or dates such shares were acquired and the investment intent of such acquisition;

•

any agreement, arrangement, or understanding that has been entered into by the stockholder the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the price of any our securities; and

•	any proxy, agreement, arrangement, understanding or relationship pursuant to which the stockholder or an affiliate has or shares a right to vote any shares of any class or series.

To be timely, a stockholder must generally deliver notice:

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in connection with an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders or we did not have an annual meeting in the preceding year, a stockholder notice will be timely if received by us not earlier than the opening of business on the 120th day prior to the date of the annual meeting and not later than (i) the close of business on the 90th day prior to such annual meeting, or (ii) if later, the close of business on the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, the 10th day following the day on which public disclosure of such special meeting was first made.

In order to submit a nomination for our board of directors or bring another proposal before a meeting of stockholders, a stockholder must also submit all information with respect to the nominee or the proposal that would be required to be included in a proxy statement, as well as other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our Certificate of Incorporation will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our officer or director, or served any other enterprise at our request as an officer or director.

In addition, our Certificate of Incorporation will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by law. As a result, neither we, nor our stockholders through stockholders’ derivative suits on our behalf, will have the right to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior, except to the extent required by law.

Amending the foregoing provisions will not reduce our indemnification obligations relating to, or the exculpation of our officers and directors for, actions taken before an amendment.

Forum Selection

Our Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty, arising pursuant to any provision of the DGCL, Certificate of Incorporation or Bylaws, or governed by the internal affairs doctrine, may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (i) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), (ii) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (iii) for which the Court of Chancery does not have subject matter jurisdiction.

Anti-Takeover Provisions

Certain provisions of Delaware law, along with our Certificate of Incorporation and our Bylaws, as will take effect immediately prior to the completion of this offering, may have the effect of delaying, deferring, or discouraging (i) acquiring control of our company by means of a proxy contest, tender offer or otherwise; or (ii) removing our incumbent officers and directors. These provisions, as well as our staggered board and ability to issue preferred stock, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of our common stock at prices higher than prevailing market prices.

Delaware Law

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021.

Listing

We have applied for the listing of our common stock on the Nasdaq under the symbol “ODTX.” We believe that upon the completion of this offering, we will meet the standards for listing on Nasdaq, and the closing of this offering is contingent upon such listing.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of September 30, 2024,      shares of our common stock will be outstanding, including 579,432 shares of unvested restricted common stock, after giving effect to the conversion of all outstanding shares of our convertible preferred stock (including shares of our Series C-1 convertible preferred stock issued after September 30, 2024) into an aggregate of 98,730,835 shares of our common stock immediately prior to the closing of this offering and the conversion of our non-voting stock into an aggregate of 81,240 shares of our common stock upon the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or other securities. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The shares of our common stock that were outstanding and not sold in this offering will be, and shares subject to stock options will, upon issuance, be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our officers and directors and holders of substantially all of our capital stock and securities exchangeable or exercisable for our capital stock have entered lock-up agreements with the underwriters under which they have agreed, subject to certain customary exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701 under the Securities Act, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 180 days after the date of this prospectus,    shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144 under the Securities Act, as described below.

Lock-Up Agreements

We, all of our directors and executive officers, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters and/or are subject to market standoff agreements or other agreements with us, which prevents them from transferring any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of Goldman Sachs & Co. LLC,

Jefferies LLC and TD Securities (USA) LLC, subject to certain exceptions. See the section of this prospectus titled “Underwriting” included elsewhere in this prospectus for more information.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of our capital stock then outstanding, which will equal      shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act promptly after the closing of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section of this prospectus titled “Executive Compensation—Equity Benefit Plans” for a description of our equity compensation plans.

Registration Rights

Upon the closing of this offering, pursuant to our Second A&R Rights Agreement, the holders of approximately 102,456,902 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act, subject to the terms of the lock-up agreements described under the subsection titled “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the relevant registration statement. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See the section of this prospectus titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, the special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended, or the Code, any estate or gift tax consequences (other than those specifically set forth below) or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated or proposed thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect on the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other entities or arrangements treated as partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations, governmental organizations and sovereign wealth funds;

•	tax-qualified retirement plans;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who hold common stock that constitutes “qualified small business stock” under Section 1202 of the Code or “Section 1244 stock” under Section 1244 of the Code;

•	persons who acquired our common stock in a transaction subject to the gain rollover provisions of the Code (including Section 1045 of the Code);

•	persons that acquired our common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons that own or have owned, actually or constructively (whether or not for USRPHC, as defined below, purposes), more than 5% of our common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) or other pass-through entity for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident (including a “green card” holder) of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If you are an individual who is not a U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions on Our Common Stock

If we distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts distributed in excess of our current and accumulated earnings and profits will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in our common stock, but not below zero. Any distribution in excess of the non-U.S. holder’s tax basis in our common stock will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described in the section of this prospectus titled “—Gain on Disposition of Our Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable successor form) certifying under penalties of perjury such non-U.S. holder’s qualification for the reduced rate.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will generally be exempt from U.S. federal withholding tax, provided that the non-U.S. holder furnishes a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net (assuming a U.S. tax return is timely filed, otherwise gross) income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

The certification requirements described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Special certification and other requirements apply in the case of certain non-U.S. holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.

Each non-U.S. holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption or reduction in tax withholding will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “U.S. real property interest” (as defined in the Code) by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, or the relevant period, and the non-U.S. holder (i) disposes of our shares of common stock during a calendar year when our shares of common stock are not regularly traded on an established securities market or (ii) owned (directly, indirectly, or constructively) more than 5% of our shares of common stock at any time during the relevant period.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax on a net (assuming a U.S. tax return is timely filed, otherwise gross) income basis at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply to corporate non-U.S. holders.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of distributions on, or the gross proceeds of a disposition of, our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including the availability of and procedure for obtaining an exemption from backup withholding.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

The Foreign Account Tax Compliance Act, or FATCA, as reflected in Sections 1471 through 1474 of the Code, imposes a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock and the gross proceeds of disposition on our common stock, made to (1) a “foreign financial institution” (as defined under FATCA) unless such institution furnishes proper documentation (typically on IRS Form W-8BEN-E) evidencing either (i) an exemption from FATCA withholding, (ii) its compliance (or deemed compliance) with specified due diligence, reporting, withholding and certification obligations under FATCA or (iii) residence in a jurisdiction that has entered into an intergovernmental agreement with the United States relating to FATCA and compliance with the diligence and reporting requirements of the intergovernmental agreement and local implementing rules; or (2) a “non-financial foreign entity” (as defined under FATCA) that does not furnish proper documentation (typically on IRS Form W-8BEN-E) evidencing either (i) an exemption from FATCA or (ii) adequate information regarding substantial United States beneficial owners of such entity (if any). An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Withholding under FATCA generally applies to payments of dividends on our shares of common stock and to payments of gross proceeds from a sale or other disposition of our shares of common stock. Withholding agents may, however, rely on proposed Treasury Regulations that would no longer require FATCA withholding on payments of gross proceeds. A withholding agent such as a broker, and not us, will determine whether or not to implement gross proceeds FATCA withholding.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the acquisition, ownership and disposition of our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. INCOME AND NON-INCOME TAX LAWS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Jefferies LLC and TD Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman Sachs & Co. LLC
Jefferies LLC
TD Securities (USA) LLC
Wedbush Securities Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional    shares of our common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days following the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional    shares of our common stock from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock, such securities, collectively, Lock-Up Securities, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, or the Lock-Up Period, except with the prior written consent of Goldman Sachs & Co. LLC, Jefferies LLC and TD Securities (USA) LLC. See the section of this prospectus titled “Shares Eligible for Future Sale” for a discussion of other transfer restrictions.

The restrictions described in the immediately preceding paragraph do not, subject in certain cases to various conditions, apply to our officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our common stock with respect to certain transactions, including: Transfers of Lock-Up Securities (i) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes, (ii) upon death by will, testamentary document or intestate succession, (iii) if the lock-up party is a natural person, to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of such lock-up party or the immediate family of such lock-up party or, if such lock-up party is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust, (iv) to a corporation, partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act) of such lock-up party, (B) to any investment fund or other entity which fund or entity directly or indirectly is controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of such lock-up party, or (C) as part of a distribution or transfer by the lock-up party to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders, (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, (viii) to us from a current or former employee or other service provider upon death, disability or termination of services, in each case, of such employee or other service provider, (ix) if the lock-up party is not one of our officers or directors, in connection with a sale, transfer or disposal of, or entry into other transactions (including, without limitation, any swap, hedge or similar agreement or arrangement) relating to, such lock-up party’s shares of common stock acquired (A) from the underwriters in this offering or (B) in open market transactions on or after the closing date of this offering or (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase or receive shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including any transfer to us for the payment of the exercise price, tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, options, warrants or other rights, or in connection with the conversion of convertible securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan, or pursuant to the terms of convertible securities, each as described in this prospectus, provided that any securities received upon such vesting, settlement, exercise or conversion shall be subject to the terms of the lock-up agreement; provided that certain conditions are met.

In addition, the lock-up party may (a) enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the lock-up party’s Lock-Up Securities, if then permitted by us, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the Lock-Up Period (except as would otherwise be permitted under the lock-up agreement) and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made regarding the establishment of such plan during the Lock-Up Period, and if any such filing, report or announcement shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes or text thereof that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the Lock-Up Period, (b) (i) transfer its Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors (or a duly authorized committee thereof) and made available to all holders of our capital stock involving a change of control of us, in one transaction or a series of related transactions, to a person or group of affiliated persons, after such transfer, such person or group of affiliated persons would hold at least a majority of our outstanding voting securities (or the outstanding voting securities of the surviving entity) and (ii) enter into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Lock-Up Securities in connection with a transaction described in clause (i); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s Lock-Up Securities shall remain subject to the provisions of the lock-up agreement, or (c) convert outstanding shares of our convertible preferred stock and non-voting common stock into shares of common stock and exchange warrants to acquire preferred stock for warrants to acquire common stock; provided that any such shares received upon such conversion and exchange shall remain subject to the provisions of the lock-up agreement.

The restrictions on transfers or other dispositions by us described above do not apply to us with respect to (i) this offering, (ii) the issuance of shares of common stock, options to purchase common stock, restricted stock units or other stock-based awards pursuant to, or common stock upon exercise of options or settlement of restricted stock units or upon the exercise, vesting or settlement of other stock-based awards issued pursuant to, any employee stock option plan, incentive plan, stock plan, dividend reinvestment plan or other equity compensation arrangements in place as of or prior to the date of this prospectus and described in this prospectus, (iii) the issuance of common stock upon the conversion of convertible preferred stock outstanding on the date of this prospectus and described in this prospectus, (iv) the issuance of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, so long as such convertible or exchangeable securities, warrants or options are outstanding on the date of this prospectus and described in this prospectus, (v) filing a registration statement on Form S-8 or a successor form thereto to register common stock issuable pursuant to the terms of any employee equity-based compensation plan, incentive plan, stock plan or dividend reinvestment plan adopted and approved by our board of directors prior to the date of this prospectus and described in this prospectus, and (vi) the issuance of shares of common stock, or any securities convertible into or exchangeable for, or that represent the right to receive, shares of common stock, in connection with any joint venture, commercial or collaborative relationship or the acquisition or license by us of the securities, businesses, property or other assets of another person or entity or pursuant to any employment benefit plan assumed by us in connection with any such acquisition. In the case of clause (vi), the aggregate number of shares of our common stock that we may sell or issue or agree to sell or issue may not exceed 7.5% of the total number of shares of our common stock issued and outstanding immediately following this offering. In addition, each recipient of any shares of our common stock issued or sold pursuant to clause (ii), (iii), or (vi) above must (A) enter into an agreement with us that prohibits the sale, transfer, assignment, pledge or hypothecation of any of our equity securities until the expiration of the Lock-Up Period (and we may not terminate such agreement or release such recipient from the prohibitions in such agreement prior to the expiration of the Lock-Up Period) or (B) execute and deliver to the representatives an agreement having substantially the same terms as those agreements governing the Lock-Up Securities described above prior to, or concurrently with, such issuance or sale.

Prior to the offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “ODTX.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or delaying a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $     .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide a variety of these services to us and to persons and entities with relationships with us, for which they will receive customary fees and expenses. For example, we have entered into an Advisory Services Agreement with Wedbush Securities Inc., pursuant to which we will pay a fee not to exceed 0.42% of the gross proceeds from this offering for advisory services rendered. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area, each a Relevant Member, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant Member prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member or, where appropriate, approved in another Relevant Member and notified to the competent authority in that Relevant Member, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant Member means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Section 86 of the Financial Services and Markets Act, or the FSMA;

provided that no such offer of the shares shall require the Issuer or Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression. “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA), under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

This offering document is not intended to constitute an offer or solicitation to purchase or invest in the shares of our common stock. The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or FinSA, and no application has or will be made to admit the shares of common stock to trading on any trading venue

(exchange or multilateral trading facility) in Switzerland. Neither this offering document nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus pursuant to the FinSA, and neither this offering document nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this offering document nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this offering document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission, or CVM, and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated July 13, 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and selected other legal matters in connection with the offering will be passed upon for us by Covington & Burling LLP, Boston, Massachusetts. Cooley LLP, Boston, Massachusetts, will serve as counsel to the underwriters in connection with this offering.

EXPERTS

The financial statements of Odyssey Therapeutics, Inc. as of December 31, 2023 and 2022, and for the years then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at https://odysseytx.com; upon closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Odyssey Therapeutics, Inc.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of and for the Years Ended December 31, 2023 and 2022

Unaudited Condensed Financial Statements as of and for the Nine Months Ended September 30, 2024 and 2023

Odyssey Therapeutics, Inc.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Odyssey Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Odyssey Therapeutics, Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

October 4, 2024

We have served as the Company’s auditor since 2022.

Odyssey Therapeutics, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$52,545	$241,043
Short-term marketable securities	134,452	—
Prepaid expenses and other current assets	5,539	7,669

Total current assets	192,536	248,712
Property and equipment, net	15,976	17,875
Right-of-use assets	30,757	34,899
Goodwill	13,554	12,879
Intangible asset	910	1,179
Long-term marketable securities	29,102	—
Other non-current assets	3,686	1,606

Total assets	$286,521	$317,150

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$7,729	$8,051
Accrued expenses	10,501	11,393
Lease termination liability	—	1,631
Lease liabilities, current	3,857	1,722
Total current liabilities	22,087	22,797

Loan payable, non-current	—	4,759
Contingent consideration and warrant liability	8,414	8,202
Lease liabilities, non-current	30,523	34,378

Total liabilities	61,024	70,136

Commitments and contingencies (see Note 15)
Series A convertible preferred stock, net of issuance costs, $0.0001 par value: 45,430,930 shares and 45,479,674 shares authorized as of December 31, 2023 and 2022, respectively, and 45,414,682 shares issued and outstanding (liquidation preference $224,193 as of December 31, 2023 and 2022)	223,869	223,869
Series B convertible preferred stock, net of issuance costs, $0.0001 par value: 26,601,360 shares and 27,693,852 shares authorized as of December 31, 2023 and 2022, respectively, and 26,601,360 shares issued and outstanding (liquidation preference $168,010 as of December 31, 2023 and 2022)	167,765	167,765
Series C convertible preferred stock, net of issuance costs, $0.0001 par value: 20,200,000 shares and no shares authorized as of December 31, 2023 and 2022, respectively, and 19,426,000 shares and no shares issued and outstanding as of December 31, 2023 and 2022, respectively (liquidation preference $97,130 and $0 as of December 31, 2023 and 2022, respectively)	96,571	—
Stockholders’ deficit:
Common stock, $0.0001 par value: 124,570,000 shares and 100,450,000 shares authorized as of December 31, 2023 and 2022, respectively; 7,124,496 shares and 5,477,613 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1	1

	December 31,
	2023	2022
Additional paid-in capital	27,240	15,733
Accumulated deficit	(289,091)	(158,171)
Accumulated other comprehensive loss	(858)	(2,183)

Total stockholders’ deficit	(262,708)	(144,620)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$286,521	$317,150

The accompanying notes are an integral part of these financial statements.

Odyssey Therapeutics, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	Year Ended December 31,
	2023	2022
Collaboration revenue	$1,037	$—
Operating expenses:
Research and development	112,279	101,755
General and administrative	22,197	21,021
Change in fair value of contingent consideration	297	5,128

Total operating expenses	134,773	127,904

Operating loss	(133,736)	(127,904)

Other income (expense), net
Interest income	8,792	3,924
Interest expense	(335)	(291)
Other expense, net	(212)	(47)

Total other income, net	8,245	3,586

Loss before income taxes	$(125,491)	$(124,318)

Income tax provision	447	347

Net loss	$(125,938)	$(124,665)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax	1,020	(2,128)
Unrealized gain on marketable securities, net of tax	305	—

Total other comprehensive income (loss)	1,325	(2,128)

Comprehensive loss	$(124,613)	$(126,793)

Net loss attributable to common stockholders (see Note 18)	(130,920)	(124,665)

Net loss per share attributable to common stockholders, basic and diluted	$(20.79)	$(28.65)

Weighted-average common stock outstanding, basic and diluted	6,296,641	4,351,269

The accompanying notes are an integral part of these financial statements.

Odyssey Therapeutics, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share and per share data)

	Series A convertible preferred stock		Series B convertible preferred stock		Series C convertible preferred stock		Common Stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income/(loss)	Total stockholders’ deficit
Shares	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2022	43,789,879	$213,869	—	$—	—	$—	2,738,796	$1	$9,901	$(33,506)	$(55)	$(23,659)
Issuances of Series A convertible preferred stock	1,624,803	10,000	—	—	—	—	—	—	—	—	—	—
Issuances of Series B convertible preferred stock, net of issuance costs of $245	—	—	26,601,360	167,765	—	—	—	—	—	—	—	—
Issuance of common stock for IFM acquisition	—	—	—	—	—	—	81,240	—	239	—	—	239
Exercises of common stock options	—	—	—	—	—	—	29,500	—	76	—	—	76
Vesting of restricted common stock	—	—	—	—	—	—	2,628,077	—	757	—	—	757
Stock-based compensation expense	—	—	—	—	—	—	—	—	4,760	—	—	4,760
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	—	(2,128)	(2,128)
Net loss	—	—	—	—	—	—	—	—	—	(124,665)	—	(124,665)
Balance as of December 31, 2022	45,414,682	$223,869	26,601,360	$167,765	—	$—	5,477,613	$1	$15,733	$(158,171)	$(2,183)	$(144,620)
Issuances of Series C convertible preferred stock, net of issuance costs of $559	—	—	—	—	19,426,000	96,571	—	—	—	—	—	—
Exercises of common stock options	—	—	—	—	—	—	96,562	—	264	—	—	264
Vesting of restricted common stock	—	—	—	—	—	—	1,425,321	—	737	—	—	737
Issuance of common stock	—	—	—	—	—	—	125,000	—	296	—	—	296
Stock-based compensation expense	—	—	—	—	—	—	—	—	5,228	—	—	5,228

	Series A convertible preferred stock		Series B convertible preferred stock		Series C convertible preferred stock		Common Stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income/(loss)	Total stockholders’ deficit
Shares	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Deemed dividend upon convertible preferred stock down round adjustment	—	—	—	—	—	—	—	—	4,982	(4,982)	—	—
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	—	1,020	1,020
Other comprehensive income - unrealized gain on marketable securities, net	—	—	—	—	—	—	—	—	—	—	305	305
Net loss	—	—	—	—	—	—	—	—	—	(125,938)	—	(125,938)
Balance as of December 31, 2023	45,414,682	$223,869	26,601,360	$167,765	19,426,000	$96,571	7,124,496	$1	$27,240	$(289,091)	$(858)	$(262,708)

The accompanying notes are an integral part of these financial statements.

Odyssey Therapeutics, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(125,938)	$(124,665)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,908	2,764
Loss from disposal of property and equipment	54	—
Accretion of discount on marketable securities	(3,263)	—
Stock-based compensation expense	6,261	5,517
Non-cash rent expense	4,142	7,950
Acquisition of in-process research and development	—	239
Loss on lease termination	—	2,678
Change in fair value of contingent consideration and warrant liability	212	6,219
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	2,185	(2,420)
Other non-current assets	758	(472)
Accounts payable	2,244	3,268
Lease liabilities	(1,576)	(7,211)
Lease termination liability	(1,631)	(585)
Accrued expenses	(1,084)	6,876

Net cash used in operating activities	(112,728)	(99,842)

Cash flows from investing activities:
Maturities of marketable securities	78,124	—
Purchases of marketable securities	(238,112)	—
Purchases of property and equipment	(5,056)	(13,027)
Proceeds from sale of property and equipment	24	—

Net cash used in investing activities	(165,020)	(13,027)

Cash flows from financing activities:
Proceeds from the issuance of convertible preferred stock, net of issuance costs	96,571	177,765
Proceeds from the exercise of common stock options	264	76
(Repayment of)/proceeds from loan payable, net of issuance costs	(4,759)	4,876

Net cash provided by financing activities	92,076	182,717

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	5	(23)

(Decrease)/increase in cash, cash equivalents and restricted cash	(185,667)	69,825
Cash, cash equivalents and restricted cash, beginning of period	241,671	171,846

Cash, cash equivalents and restricted cash, end of period	$56,004	$241,671

Cash and cash equivalents, end of period	$52,545	$241,043
Restricted cash, included in other non-current assets, end of period	3,459	628

Total cash, cash equivalents and restricted cash, end of period	$56,004	$241,671

	Year Ended December 31,
	2023	2022
Supplemental cash flow information:
Cash paid for income taxes	$319	$—

Cash paid for interest	$156	$291

Supplemental disclosure of non-cash financing and investing activities:
Purchases of property and equipment in accounts payable	$242	$2,689

Right-of-use assets obtained in exchange for lease liabilities	$1,373	$49,113

Remeasurement of right-of-use assets and lease liabilities	$(1,715)	$—

Unrealized gain on marketable securities	$315	$—

Warrant liability established upon issuance of convertible preferred stock	$—	$118

Warrant liability forfeited upon extinguishment of note payable	$98	$—

The accompanying notes are an integral part of these financial statements.

1.	Description of Business and Liquidity

Business

Odyssey Therapeutics, Inc. (the “Company”) is a clinical-stage biopharmaceutical company seeking to transform the standard of care for patients suffering from autoimmune and inflammatory diseases. To accomplish this, the Company is developing medicines that are designed to precisely target disease pathology with an initial emphasis on the innate immune system.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, completion of preclinical studies and clinical trials, obtaining regulatory approval for product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and ability to secure additional capital to fund operations. Product candidates currently under development by the Company will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance and reporting capabilities. Even if product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Liquidity

Since its inception, the Company has devoted substantially all of its resources to business planning, research and development activities, recruiting management and technical staff, raising capital, producing materials for preclinical studies and clinical trials, developing and establishing the Company’s intellectual property portfolio, entering into collaboration agreements, acquiring companies or assets to further the Company’s development programs and building infrastructure to support such activities. The Company has financed its operations primarily through the sale of shares of convertible preferred stock and the proceeds from research collaborations and license agreements.

The Company has incurred losses each year since inception and expects that operating losses and negative cash flows will continue for the foreseeable future as the Company continues to develop its product candidates.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company had cash, cash equivalents, and marketable securities of $216.1 million as of December 31, 2023, and expects that its existing cash, cash equivalents, and marketable securities will enable it to fund its expected operating expenses and capital expenditure requirements for at least twelve months from the date these financial statements are available to be issued.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”), and Accounting Standards Updates (“ASU”), of the Financial Accounting Standards Board (“FASB”). These consolidated financial statements include the accounts of Odyssey Therapeutics, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent liabilities as of the date of the consolidated financial statements as well as the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. The estimates reflected in the Company’s consolidated financial statements include, but are not limited to, certain judgments regarding the fair value of the Company’s common stock, accrued expenses, research and development expenses, contingent liabilities, goodwill, intangible asset valuation and warrant liabilities. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the consolidated statements of operations and comprehensive loss in the period that they are determined.

Foreign Currency

The financial statements of the Company’s foreign subsidiaries are measured using the local currencies as the functional currencies. Assets and liabilities are translated from their functional currencies to their U.S. dollar equivalents at balance sheet date exchange rates and revenue and expenses are translated from functional currencies to U.S. dollar equivalents at average exchange rates in effect during the year. Any gain or loss from these translations are included in accumulated other comprehensive income. Foreign currency transaction gains and losses and transaction gains or losses arising are included in other expense, net in the consolidated statements of operations and comprehensive loss.

Segment Information

The Company considered the Company’s organizational structure and the information regularly reviewed and evaluated by the Company’s chief operating decision maker (“CODM”) when deciding how to allocate resources and assess performance. The Company has determined that its CODM is its Chief Executive Officer (“CEO”). The CODM reviews the financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources. Based on this factor, the Company determined that it operates and manages its business as a single operating segment.

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurement (“ASC 820”) identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, or in the absence of a principal market, the most advantageous market for the investment or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Cash and Cash Equivalents

The Company considers all highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed the federal insurance limit. The Company invests excess cash primarily in overnight cash sweeps, money market funds, U.S. treasury bills and U.S. treasury notes, which are highly liquid and have strong credit ratings. These investments are subject to minimal credit and market risks.

Marketable Securities

The Company’s investment strategy is focused on capital preservation. The Company invests in instruments that meet the credit quality standards outlined in the Company’s investment policy. Short-term marketable securities consist of investments in debt securities with original maturities greater than three months and remaining maturities of less than one year from the balance sheet date. The Company classifies all of its marketable securities as available-for-sale. Accordingly, these investments are recorded at fair value. Fair value is determined based on quoted market prices. Accretion of discounts and amortization of premiums are recorded within interest income on the consolidated statements of operations and comprehensive loss. Realized gains and losses are recorded within other expense, net on the consolidated statements of operations and comprehensive loss. Unrealized gains and losses are included in other comprehensive income (loss) on the consolidated statements of operations and comprehensive loss.

The Company assesses its available-for-sale debt securities under the available-for-sale debt security impairment model in ASC Topic 326, Financial Instruments—Credit Losses, as of each reporting date in order to determine if a portion of any decline in fair value below carrying value recognized on its available-for-sale debt securities is the result of a credit loss. The Company records credit losses in the consolidated statements of operations and comprehensive loss as a component of other income (expense), net, which is limited to the difference between the fair value and the amortized cost of the security. To date, the Company has not recorded any credit losses on its available-for-sale debt securities.

Restricted Cash

The Company classifies all cash of which use is limited by contractual provisions as restricted cash. Restricted cash of $3.5 million and $0.6 million is recorded in other non-current assets in the consolidated balance sheets as of December 31, 2023 and 2022, respectively, and includes amounts held as a security deposit for letters of credit issued by banks in favor of the Company in connection with leased facilities and credit card collateral.

Property and Equipment, net

Property and equipment, net is stated at cost, less accumulated depreciation and amortization and consist of laboratory equipment, furniture and office equipment, computer equipment and leasehold improvements. The Company capitalizes property and equipment that is acquired for research and development activities and that has an alternate future use. Expenditures for maintenance and repairs are recorded to expense as incurred. Leasehold improvements are depreciated over the lesser of their useful life or the term of the lease. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method as follows:

Computer hardware and software	3 years
Furniture, fixtures and equipment	5 years
Laboratory equipment	5 years
Leasehold improvements	Shorter of useful life or life of lease

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. In applying ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the promises and performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations. The Company only applies the five-step model to contracts when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract, determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. As part of the assessment, the Company must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. The Company uses key assumptions to determine the standalone selling price, which may include reimbursement rates for personnel costs, development timelines and probabilities of regulatory success. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is that the period between payment by the customer and the transfer of promised goods or services to the customer will be one year or less.

Arrangements that include upfront payments may require deferral of revenue recognition to a future period until obligations under these arrangements are fulfilled. Event-based milestone payments represent variable consideration and the Company uses the “most likely amount” method to estimate this variable consideration. If there is a high degree of uncertainty associated with the variable consideration, it is constrained until the uncertainty is resolved. Revenue will be recognized from sales-based royalty payments when or as the sales occur. The Company will re-evaluate the transaction price in each reporting period as uncertain events are resolved and other changes in circumstances occur.

Impairment of Long-Lived Assets

The Company reviews its property and equipment and intangible assets whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable and recognizes an impairment loss when it is probable that an asset’s realizable value is less than the carrying value. No impairment charges were recognized for the years ended December 31, 2023 and 2022.

Acquisitions

The Company evaluates each of its acquisitions under the accounting framework in ASC Topic 805, Business Combinations (“ASC 805”), to determine whether the transaction is a business combination or an asset acquisition. In determining whether an acquisition should be accounted for as a business combination or an asset acquisition, the Company first performs a screen test. The acquisition is not deemed to be a business combination and is instead accounted for as an asset acquisition if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If the transaction is not deemed to be an asset acquisition, the Company then further evaluates whether the acquisition includes, at a minimum, an input and a substantive process that together significantly contributes to the ability to create outputs. If so, the Company concludes that the acquisition is a business combination.

The Company accounts for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill, which is not amortized for accounting purposes but is subject to testing for impairment at least annually. Determining the fair value of assets acquired and liabilities assumed in a business combination requires management to use significant judgment and estimates.

For asset acquisitions, the transactions are accounted for under ASC 805, Business Combinations, and no goodwill is recognized. Rather, the Company recognizes the identifiable assets acquired (excluding goodwill) and the liabilities assumed and recognizes a gain or loss for the difference between (a) the sum of the fair values of consideration paid (including any contingent consideration) and (b) the fair value of the identifiable assets and liabilities. Acquired in-process research and development (“IPR&D”) with no alternative future use is charged to research and development expense on the acquisition date.

Acquisition-related expenses incurred by the Company in such transactions are not included as a component of consideration transferred but are accounted for as an expense in the period in which the costs are incurred.

Goodwill

Goodwill is not amortized but is instead tested for impairment at least annually and whenever events or circumstances indicate that it is more likely-than-not that goodwill may be impaired. The Company has elected to perform the annual test for goodwill impairment in the fourth quarter of each year. No impairment charges were recognized for the years ended December 31, 2023 and 2022.

Intangible Asset

The Company’s intangible asset is comprised of purchased developed technology. The intangible asset is carried at cost, net of accumulated amortization. Amortization is recorded on a straight-line basis over the intangible asset’s useful life, which is five years. No impairment charges were recognized for the years ended December 31, 2023 and 2022.

Contingent Consideration

Contingent consideration payable is measured and recorded at fair value on the acquisition date as part of the allocation of the purchase consideration. The fair value of contingent obligations to make additional payments is determined based on assumptions regarding the achievement of development and regulatory milestones, and the occurrence of other qualifying events, with changes in fair value reflected in the consolidated statement of operations and comprehensive loss as a component of operating expenses. The determination of fair value requires management to use subjective judgments as to the probability and timing of a qualifying event, and development and regulatory milestones. The determination of the fair value of contingent considerations obligation is particularly sensitive to judgments relative to the probability of achieving the specified development and regulatory milestones, and the occurrence of a qualifying event.

Stock-Based Compensation Expense

The Company accounts for stock-based compensation under the provisions of ASC Topic 718, Compensation-Stock Compensation. The Company periodically grants stock options and restricted stock awards to employees and non-employees. Compensation expense is measured at estimated fair value on the grant date, and is included as compensation expense over the requisite service period, which is the vesting period during which an employee provides service in exchange for the award, on a straight-line basis. Compensation expense for awards to non-employees is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Forfeitures are accounted for as they occur. The Company classifies stock-based compensation expense in the consolidated statements of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. The fair value of each restricted stock award granted is measured on the date of grant at the estimated fair value of the common stock.

Because there has not historically been a public market for the Company’s common stock, the estimated fair value of common stock was determined by the Company’s Board of Directors as of the date of each option grant, with inputs from management, considering third-party valuations of its common stock as well as the Company’s Board of Directors’ assessment of additional objective and subjective factors that it believed were relevant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The Company estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies. The expected term of the Company’s stock options has been determined utilizing the “simplified” method. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant for time periods approximately equal to the expected term of the award. There is no expected dividend yield since the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Leases

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the facts and circumstances present in the arrangement including the use of an identified asset(s) and the Company’s control over the use of that identified asset. If both criteria are met, the Company records the associated lease liability and corresponding right-of-use asset upon commencement of the lease using the implicit rate or a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. The Company has elected to not recognize on its consolidated balance sheet leases with a lease term of one year or less. Leases with a term greater than one year are recognized on the consolidated balance sheet as right-of-use assets and current and noncurrent operating lease liabilities, as applicable.

The Company evaluates the classification of its leases as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (i) the lease transfers ownership of the asset by the end of the lease term, (ii) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (iii) the lease term is for a major part of the remaining useful life of the asset, (iv) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or (v) the leased asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease. A lease is classified as an operating lease if it does not meet any of these criteria.

Operating lease liabilities and their corresponding operating lease right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Since the Company does not have insight into the relevant information that would be required to arrive at the rate implicit in the lease, the Company utilizes an estimated incremental borrowing rate to determine the discount rate. The incremental borrowing rate is a hypothetical rate based on the Company’s understanding of what its credit rating would be, adjusted to reflect a collateralized borrowing.

Certain adjustments to the right-of-use assets may be required for items such as lease incentives received. The Company typically only includes the initial noncancellable period in its assessment of a lease term. Options to extend a lease are not included in its assessment unless there is reasonable certainty that the Company will exercise its option to renew. The Company monitors its plans to renew its material leases based on current economic factors and as circumstances may change.

The Company has elected the practical expedient in ASC 842, Leases, to not separate lease and non-lease components (e.g., common area maintenance) and is applying this expedient to leases of all underlying asset classes. Lease cost for operating leases is recognized on a straight-line basis over the lease term as an operating expense. Variable lease costs are expensed as incurred as an operating expense.

The carrying value of the Company’s right-of-use assets is substantially concentrated in the leasing of office and laboratory space, and equipment.

Warrant Liability

Freestanding warrants related to shares that are redeemable outside of the control of the Company are classified as liabilities on the Company’s consolidated balance sheets. The warrants are initially recorded at fair value on the date of issuance and are subsequently remeasured to fair value at each balance sheet date. Changes in the fair value of these warrants are recognized as a component of other income (expense), net in the Company’s consolidated statements of operations and comprehensive loss. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, or if and when the warrants meet the criteria for equity classification. The Company classifies the liabilities as other noncurrent liabilities in the accompanying audited consolidated balance sheets as the settlement of the warrants is not expected within the next twelve months.

Convertible Preferred Stock

The Company has classified its convertible preferred stock as temporary equity in the accompanying consolidated balance sheets due to terms that allow for redemption of the shares in cash upon certain changes in control events or deemed liquidation events that are outside of the Company’s control. The Company did not accrete the carrying values of the convertible preferred stock to the redemption values since a change in control event was not considered probable of occurring as of December 31, 2023. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that such a change in control event is probable of occurring.

Research and Development Expenses

Expenditures relating to research and development are expensed as incurred. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received.

The Company is required to estimate its accrued research and development expenses as of each balance sheet date. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. The financial terms of these contracts are subject to negotiation, which vary by contract and may result in payments that do not match the periods over which materials or services are provided. The Company accrues the costs incurred under the agreements based on an estimate of actual work completed in accordance with the agreements. In circumstances where amounts have been paid in excess of costs incurred, the Company records the excess as a prepaid expense and recognizes as expense as the goods are received or the related services are rendered.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of the available evidence, it is more likely than not that some or all the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions using a more-likely-than-not threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors, including, but not limited to, changes in the law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company recognizes interest and penalties related to income tax, if any, within income tax expense.

Provisions of the U.S. Tax Cuts and Jobs Act (“U.S. Tax Act”) became effective for the Company upon inception. The Global Intangible Low-Taxed Income (“GILTI”) provision requires that the Company be subject to U.S. taxation on a portion of its foreign subsidiary earnings that exceed an allowable return. The Company has elected to treat any GILTI inclusion as a period expense in the year incurred.

Net Loss Per Share

The Company follows the two-class method when computing net loss per share as the Company has issued convertible preferred stock which are participating securities. The two-class method determines net loss per share for each class of common and participating securities, according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of diluted securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, including potential dilutive common stock.

Dividends on convertible preferred stock increase net loss to arrive at loss available to common stockholders, which is the numerator in the calculation of basic net loss and diluted net loss. Such dividends include deemed dividends such as adjustments triggered by down round features.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reported a net loss attributable to common stockholders, such losses are not allocated to such participating securities. In periods in which the Company reported a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common stock are not assumed to have been issued if their effect is antidilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2023, and 2022.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash, cash equivalents and marketable securities. The Company invests its cash and cash equivalents in overnight insured cash sweeps, money market funds, U.S. treasury bills and U.S. treasury notes.

Emerging Growth Company Status

The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, EGCs can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an EGC or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies, and the Company adopts such pronouncements as of the specified effective date. Unless otherwise discussed below, the Company does not believe that the adoption of recently issued standards has had or may have a material impact on the Company’s consolidated financial statements or disclosures.

In November 2023, the FASB issued Accounting Standard Update, or ASU, 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact ASU 2023-07 may have on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This amended guidance applies to all entities and broadly aims to enhance the transparency and decision usefulness of income tax disclosures. For public entities, the amendments in this update are effective for fiscal years beginning after December 15, 2024 and for entities other than public entities, the amendments in this update are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for any annual periods for which financial statements have not been issued or made available for issuance. The Company is currently analyzing the impact that ASU No. 2023-09 will have on the consolidated financial statements.

3.	Goodwill and Intangible Asset

The Company’s goodwill and intangible asset relate to the purchase of Rahko Limited (“Rahko”) in 2021, which was accounted for as a business combination.

Goodwill

Goodwill and the effect of foreign currency translation is as follows:

Goodwill
Goodwill balance as of January 1, 2022	$14,385

Effect of foreign currency translation	(1,506)

Goodwill balance as of December 31, 2022	12,879

Effect of foreign currency translation	675

Goodwill balance as of December 31, 2023	$13,554

Intangible Asset

The Company’s intangible asset is comprised solely of developed technology and is being amortized using the straight-line method which reflects the pattern in which the economic benefits of the asset are consumed, over its estimated useful life of five years.

The following tables present the intangible asset, current and future amortization, and the effect of foreign currency translation:

	Year Ended December 31,
	2023	2022
Intangible asset balance as of January 1,	$1,572	$1,757

Effect of foreign currency translation	83	(185)

Intangible asset balance as of December 31,	1,655	1,572

Accumulated amortization	(745)	(393)

Intangible asset, net	$910	$1,179

Future amortization:
2024	$331
2025	331
2026	248

Total future amortization	$910

4.	Pfizer MTA

In December 2022, the Company entered into a material transfer and evaluation agreement (the “Pfizer MTA”) with Pfizer, Inc. (“Pfizer”) in which the Company granted to Pfizer a nonexclusive license to access the Company’s intellectual property. Under the Pfizer MTA, the Company and Pfizer will jointly conduct research to identify novel hits using the Company’s natural product platform to initiate a preclinical drug discovery program against an oncogenic transcription factor.

The Company determined that the Pfizer MTA represents a contract with a customer and consists of one combined performance obligation for the nonexclusive license and the promise to provide research and development services (“R&D services”) to Pfizer, as the license and promise are not capable of being distinct in the context of the contract. The Pfizer MTA is for an initial period of two and one-half years or upon completion of the research if completed or terminated earlier. In addition, the Pfizer MTA contains two options that require the Company to provide further R&D services to Pfizer (the “First Pfizer Option” and “Second Pfizer Option”, collectively the “Pfizer Options”). The Company evaluated the options to continue the R&D services and concluded that these options did not represent material rights, as they were deemed to be for additional R&D services that are at their standalone selling price.

In 2023, Pfizer paid the Company a nonrefundable upfront payment of $1.0 million in exchange for the nonexclusive license as well as R&D services performed by the Company over the initial period. In addition, the Company is eligible to receive contingent payments of up to $985 thousand following the completion of additional R&D services under the Pfizer MTA.

The Company determined the transaction price at inception to be the upfront payment of $1.0 million, as the variable consideration for additional R&D services was subject to constraint at contract inception. At each reporting period, the Company will reevaluate the variable consideration subject to constraint and, if necessary, will adjust its estimate of the overall transaction price.

In December 2023, the First Pfizer Option was exercised and the Company subsequently invoiced $0.4 million under the terms of the Pfizer MTA. As such, the Company updated the estimated transaction price to be $1.4 million as the uncertainty related to the First Pfizer Option was resolved, and will recognize the associated revenue over the remaining performance period according to its measure of progress. The adjustment to revenue upon updating the estimated transaction price was de minimis.

Revenue from the Pfizer MTA is recognized over the estimated performance of the R&D services using the time-elapsed input method which the Company believes best depicts the transfer of control to Pfizer. The Company recognized $1.0 million of collaboration revenue during the year ended December 31, 2023, which is included in collaboration revenue on the consolidated statement of operations and comprehensive loss. The Company recognized deferred revenue for the nonrefundable upfront fee in 2022, and no revenue was recognized as services being performed under the agreement did not commence until 2023. As of December 31, 2023, the Company expects to recognize the deferred revenue payment over the remaining estimated research and development period of approximately 6 months.

Deferred revenue is recorded within accrued expenses on the consolidated balance sheets (see Note 8). The following table summarizes the changes in deferred revenue:

	Year Ended December 31,
	2023	2022
Beginning balance	$1,000	$—
Additions	443	1,000
Deductions	(1,037)	—

Ending balance	$406	$1,000

The following table summarizes the change in accounts receivable:

	Year Ended December 31,
	2023	2022
Beginning balance	$1,000	$—
Additions	443	1,000
Deductions	(1,000)	—

Ending balance	$443	$1,000

The Company recognized the following revenues as a result of changes in the deferred revenue balance:

	Year Ended December 31,
	2023	2022
Amounts included in deferred revenue as of the beginning of the period	$1,000	$—

5.	Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the financial assets and liabilities carried at fair value on a recurring basis:

	December 31, 2023
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Money market funds	$36,145	$36,145	$—	$—

	$36,145	$36,145	$—	$—

U.S. treasury bills and U.S. treasury notes	$168,534	$—	$168,534	$—

	$168,534	$—	$168,534	$—

Financial (Derivative) Liabilities:
Contingent consideration	$8,381	$—	$—	$8,381
Warrant liability	33	—	—	33

	$8,414	$—	$—	$8,414

	December 31, 2022
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Money market funds	$237,444	$237,444	$—	$—

	$237,444	$237,444	$—	$—

Financial (Derivative) Liabilities:
Contingent consideration	$8,084	$—	$—	$8,084
Warrant liability	118	—	—	118

	$8,202	$—	$—	$8,202

There were no changes in valuation techniques or transfers between Levels 1, 2 or 3 for the periods presented.

Marketable securities classified as Level 2 within the valuation hierarchy generally consist of U.S. treasury bills and treasury notes. The Company estimates the fair values of marketable securities by taking into consideration valuations obtained from third-party pricing sources.

Valuation of Contingent Consideration

The contingent consideration in the below tables relates to the estimated fair value of future payments that may be made by the Company to the shareholders of IFM Discovery, LLC (“IFM”) and Rahko as described below. The fair value of the contingent consideration was determined based on significant inputs not observable in the market, which represent Level 3 measurements.

IFM (see Note 13)

The fair value of the contingent consideration related to regulatory and development milestones was based on the discounted cash flow valuation technique. The technique considered the following assumptions: (i) the probability and timing of achieving the specified milestones as of the valuation date and (ii) the market-based discount rates, with the most significant assumptions being the timing of the projected milestones and the probability of the milestones being met. The fair value of the contingent consideration could change in future periods depending on the prospects for the Company’s melanoma differentiation-associated protein 5 (“MDA5”) and NLRP1 drug discovery programs acquired as part of the IFM transaction achieving regulatory and development milestones. The estimated contingent consideration as of December 31, 2023 and 2022, related to the IFM acquisition, was $1.4 million and $1.1 million, respectively.

The following table sets forth the significant inputs to the discounted cash flow technique used to value contingent consideration for IFM as of December 31, 2023 and 2022:

	December 31,
Significant Unobservable Inputs	2023	2022
Discount rate	13.5%	12.6%
Projected milestone timing	3 to 13 Years	4 to 14 Years
Probability of milestone achievement - NLRP1 program	5.0% - 35.0%	5.0% - 24.0%
Probability of milestone achievement - MDA5 program	5.0% - 35.0%	5.0% - 35.0%

Significant increases or decreases in these inputs could result in a significantly lower or higher fair value measurement of the contingent consideration liability.

Rahko

The Rahko acquisition included additional consideration payable of up to $30.0 million to the previous shareholders of Rahko upon the achievement of certain qualifying events, including (a) following the Company’s completion of an initial public offering (“IPO”) or public listing of the Company’s shares on certain designated exchanges, upon the first occurrence of the total market capitalization of the Company being equal to or in excess of $1.5 billion, or (b) an exit event such as (i) a transaction or transactions by which more than 50% of the combined voting power of then outstanding voting securities of the Company are acquired, (ii) consolidation or merger of the Company into another entity, or (iii) sale or disposition of substantially all of the assets of the Company, in each case for which the potential proceeds are equal to or in excess of $1.5 billion. The fair value of the contingent consideration was determined based on a Monte-Carlo simulation model that utilizes a geometric Brownian motion to estimate the equity value of the

Company at expected qualifying event dates. The Company applied risk-free rate, volatility and discount rate to simulate the expected equity value of the Company as of the expected qualifying event dates. The risk-free rate was based upon the interest rates corresponding to the time period for U.S. Treasury notes published by the U.S. Federal Reserve. The volatility was estimated based on equity volatility indications from the guideline public companies and the capital structure of the Company.

The contingent consideration as of the date when the Company has met the certain market capitalization threshold following a certain qualifying event was discounted to the measurement date using a discount rate that is based on the risk-free rate and the Company’s credit spread. The discounted amount of contingent consideration and the equity values are subject to the Monte-Carlo simulations for 100,000 trials to derive the fair value of the contingent consideration. The estimated contingent consideration as of December 31, 2023 and 2022, related to the Rahko acquisition was $6.9 million.

The following table sets forth the probability of completing an IPO (measured as a standalone metric separate from the other necessary triggers for the contingent consideration related to the Rahko acquisition), which was a significant input to the Monte-Carlo simulation used to value such contingent consideration:

As of December 31, 2023
Expected IPO Date	Probability of IPO Event	Discount Rates	Risk Free Rate Applied to Equity Value	Equity Volatility
September 30, 2024	25%	13.0%	5.0%	90%
June 30, 2025	75%	13.0%	4.5%	90%

As of December 31, 2022
Expected IPO Date	Probability of IPO Event	Discount Rates	Risk Free Rate Applied to Equity Value	Equity Volatility
September 30, 2024	25%	12.1%	4.4%	75%
June 30, 2025	75%	12.1%	4.3%	75%

Significant increases or decreases in these inputs could result in a significantly lower or higher fair value measurement of the contingent consideration liability.

Valuation of LSA Warrant Liability

In March 2022, the Company issued a warrant to purchase up to 64,992 shares of Series A-2 convertible preferred stock, subject to vesting (the “LSA Warrants”) (see Note 10 for additional details of the transaction pursuant to which such LSA Warrant was issued). The LSA Warrant has an exercise price of $6.15 and will expire ten years from the date of issuance. As of December 31, 2023, the LSA Warrant, representing the right to purchase 16,248 shares of Series A-2 convertible preferred stock, was issued and outstanding. The right to purchase the remaining 48,744 shares was forfeited upon termination of the LSA.

The estimated fair value of the LSA Warrant liability was determined using an option pricing model with the following assumptions:

	December 31,
Significant Unobservable Inputs	2023	2022
Expected term until a liquidity event (in years)	2	1
Volatility	80%	70%
Risk-free interest rate	5.1%	3.0%
Annual dividend rate	0%	0%

The following table presents a roll-forward of the aggregate fair values of the Company’s liabilities for which fair value is determined by Level 3 inputs:

	Warrant Liability	Contingent Consideration
Balance as of January 1, 2022	$—	$1,865
IFM contingent consideration as of acquisition date	—	1,091
Issuance of LSA Warrant	118	—
Change in fair value	—	5,128

Balance as of December 31, 2022	118	8,084
Forfeiture of portion of LSA Warrant	(98)	—
Change in fair value	13	297

Balance as of December 31, 2023	$33	$8,381

The Company’s other financial instruments not carried at fair value consist primarily of cash and cash equivalents (except investments in money market funds, as disclosed above), accounts payable and accrued expenses, for which fair values approximate their carrying amounts, due to the short-term nature of these instruments.

6.	Cash, Cash Equivalents, Restricted Cash, and Marketable Securities

The following table summarizes the Company’s cash and cash equivalents, and restricted cash:

	Year Ended December 31,
	2023		2022
	Beginning of period	End of period	Beginning of period	End of period
Cash and cash equivalents	$241,043	$52,545	$171,346	$241,043
Restricted cash included in other non-current assets	628	3,459	500	628

Total cash, cash equivalents and restricted cash per the consolidated statement of cash flows	$241,671	$56,004	$171,846	$241,671

The following table summarizes the Company’s marketable securities held as of December 31, 2023. The Company did not hold marketable securities in 2022.

	Year ended December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable securities
U.S. treasury bills and U.S. treasury notes	163,249	315	(10)	163,554

	$163,249	$315	$(10)	$163,554

As of December 31, 2023, marketable securities were in a net unrealized gain position of $0.3 million. These amounts are included in other comprehensive income (loss) on the consolidated statements of operations and comprehensive loss.

As of December 31, 2023, the aggregate fair value of marketable securities that were in an unrealized loss position for less than twelve months was $36.9 million. There were no securities in an unrealized loss position for more than twelve months as of December 31, 2023. Marketable securities totaling $29.1 million as of December 31, 2023 will mature beyond one year.

The Company determined that there was no material credit risk associated with the above investments as of December 31, 2023. The Company has the intent and ability to hold such securities until recovery. As a result, the Company did not record any charges for credit-related impairments for its marketable securities for the year ended December 31, 2023. No available-for-sale debt securities held as of December 31, 2023 had remaining maturities greater than 15 months.

7.	Property and Equipment, Net

Property and equipment and related accumulated depreciation consist of the following:

	As of December 31,
	2023	2022
Laboratory equipment	$20,593	$17,857
Furniture, fixtures and equipment	668	655
Computer hardware and software	953	593
Finance lease	335	537
Assets not yet placed in service	14	476
Leasehold improvements	272	206

	22,835	20,324
Less: accumulated depreciation	(6,859)	(2,449)

Total	$15,976	$17,875

Total depreciation expense for the years ended December 31, 2023 and 2022, was $4.4 million and $2.4 million, respectively.

8.	Accrued Expenses

Accrued expenses consist of the following:

	As of December 31,
	2023	2022
Employee compensation, benefits, and recruiting	$7,474	$6,453
External research and supplies	1,224	2,387
Professional fees	1,220	1,005
Deferred revenue	406	1,000
Taxes payable	177	548

Total	$10,501	$11,393

9.	Leases

In September 2021, the Company entered into an eight-year lease agreement for 45,632 square feet of space for its corporate headquarters located in Boston, Massachusetts. The Company is also party to several leases for office and laboratory space in San Diego, California, Ann Arbor, Michigan, New York, New York, and Frankfurt, Germany, as well as leases for certain laboratory equipment. The right-of-use assets and lease liabilities are recorded within the consolidated balance sheets as follows:

		As of December 31,
	Consolidated Balance Sheet Classifications	2023	2022
Assets:
Right-of-use assets - operating	Right-of-use assets	$30,757	$34,899
Right-of-use assets - financing (1)	Property and equipment, net	335	514

Total Right-of-use assets		$31,092	$35,413

Liabilities:
Current:
Operating lease liabilities	Lease liabilities - current	$3,726	$1,596
Financing lease liabilities	Lease liabilities - current	131	126

Total lease liabilities - current		$3,857	$1,722

Noncurrent:
Operating lease liabilities	Lease liabilities - noncurrent	$30,398	$34,122
Financing lease liabilities	Lease liabilities - noncurrent	125	256

Total lease liabilities - noncurrent		$30,523	$34,378

Total lease liabilities		$34,380	$36,100

(1)	Finance lease right-of-use assets are recorded net of accumulated amortization of $0.2 million and $23 as of December 31, 2023 and 2022, respectively.

The components of lease costs are recorded within the consolidated statements of operations and comprehensive loss as follows:

	As of December 31,
	2023	2022
Operating lease costs	$7,434	$14,846
Short-term lease costs	—	—
Variable lease costs	2,848	353

Total lease costs	$10,282	$15,199

For the years ended December 31, 2023 and 2022, the Company recognized interest expense related to finance leases of $29 and $6, respectively, which is included within interest expense, net in the consolidated statements of operations and comprehensive loss.

	As of December 31,
Supplemental cash flow information	2023	2022
Operating cash flows included in the measurement of operating lease liabilities	$4,776	$8,218
Financing cash outflows for finance lease liabilities	149	167
Right-of-use assets obtained in exchange for new operating lease liabilities	1,373	48,576
Right-of-use assets obtained in exchange for new finance lease liabilities	—	537
Remeasurement of right-of-use assets resulting from lease modifications	(1,715)	—

	As of December 31,
Lease term and discount rate	2023	2022
Weighted-average remaining lease term - operating leases	6.4 years	7.4 years
Weighted-average discount rate - operating leases	10.1%	9.8%
Weighted-average remaining lease term - financing leases	1.9 years	2.9 years
Weighted-average discount rate - financing leases	9.5%	9.5%

Future minimum lease payments under noncancellable operating and financing leases as of December 31, 2023, are as follows:

	Operating Leases	Financing Leases
2024	6,949	149
2025	7,055	130
2026	7,227	—
2027	7,059	—
2028	7,240	—
Thereafter	11,179	—

Total future minimum lease payment	$46,709	$279
Less: imputed interest	(12,585)	(23)

Total lease liabilities	$34,124	$256

In December 2022, the Company entered into a lease termination agreement with the landlord of its Cambridge, Massachusetts facility. Under the terms of the termination agreement the Company vacated the space and was obligated to make the remaining payments under the lease through the original termination date of October 2023, less amounts received by the landlord from replacement tenants. As a result of the termination the Company derecognized its right-of-use asset of $5.7 million and lease liability of $5.2 million, recorded an estimated lease termination liability of $2.2 million, and a $2.7 million loss on lease termination as additional research and development rent expense in 2022. The lease termination liability was settled in 2023 with no resulting impact to the consolidated statement of operations and comprehensive loss during the year ended December 31, 2023.

10.	Note Payable

In March 2022, the Company entered into a loan and security agreement (“LSA”) with Pacific Western Bank (acquired by Bank of California in November 2023) which provided borrowing capacity of up to $20.0 million. The Company borrowed $5.0 million at closing and made monthly interest-only payments at a rate equal to the greater of the Prime Rate (as defined in the LSA) or 4.00%. The loan was scheduled to mature in September 2026, however the Company repaid the outstanding principal including accrued interest and terminated the LSA in April 2023. For the years ended December 31, 2023 and 2022, the Company recorded interest expense of $0.1 million and $0.3 million, respectively, related to the LSA.

In connection with the LSA, the Company issued the LSA Warrant to purchase 64,992 shares of the Company’s Series A-2 convertible preferred stock with an exercise price of $6.15 that was exercisable based on the proportion of amounts borrowed to the borrowing capacity. At the LSA Warrant issuance date, the right of the holder to purchase 16,248 shares immediately vested and was exercisable. The right to purchase these shares expires ten years after the issuance date. The right to purchase the remaining 48,744 shares was forfeited upon termination of the LSA. As of December 31, 2023, the right to purchase the 16,248 shares of Series A-2 convertible preferred stock was outstanding. The LSA Warrant requires liability classification under the guidance in ASC 480,

Distinguishing Liabilities from Equity, as the Series A-2 convertible preferred stock underlying the LSA Warrant is redeemable outside of the control of the Company.

11.	Common Stock

The Company has two classes of common stock that are authorized and outstanding: voting and non-voting. Holders of voting common stock are entitled to one vote per share on all matters on which stockholders have the right to vote, including director elections. Holders of non-voting common stock are not entitled to vote, except as may be required under Delaware law. All other rights and privileges of voting common stock and non-voting common stock are the same. As of December 31, 2023, 7,043,256 and 81,240 shares of common stock and non-voting common stock were issued and outstanding, respectively. In addition, the Company has 1,602,520 issued shares of common stock that are subject to vesting as of December 31, 2023 (see Note 14).

12.	Convertible Preferred Stock

In 2021, the Company issued Series A, Series A-1 and Series A-2 convertible preferred stock in exchange for cash and the conversion of certain promissory notes. In March 2022, the Company issued an additional 1,624,803 shares of Series A-2 convertible preferred stock for an aggregate purchase price of $10 million.

In May 2022, the Company entered into a Series B Preferred Stock Purchase Agreement pursuant to which the Company initially issued and sold 14,469,169 shares of Series B convertible preferred stock at a purchase price of $6.32 per share for an aggregate purchase price of $91.4 million. In September 2022, the Company issued an additional 12,132,191 shares of Series B convertible preferred stock to the same investors at $6.32 per share.

In October 2023, the Company entered into a Series C Preferred Stock Purchase Agreement pursuant to which the Company issued and sold 19,426,000 shares of Series C convertible preferred stock, at a purchase price of $5.00 per share for an aggregate purchase price of $97.1 million. The issuance of the Series C convertible preferred stock resulted in an adjustment of the conversion price of the Series A-1, Series A-2, and Series B convertible preferred stock, due to down round features included in the Company’s certificate of incorporation with respect to each such series. As of December 31, 2023, the Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, and Series B convertible preferred stock would effectively convert into 7,776,904 shares of common stock, 8,065,324 shares of common stock, and 27,613,212 shares of common stock, respectively, upon the occurrence of certain events, including a qualifying IPO of the Company’s common stock. The Company accounted for the down round adjustment as a deemed dividend. The Company recorded an adjustment of $5.0 million within additional paid-in capital and accumulated deficit associated with the down round feature, which was calculated as the difference between the fair value of the convertible preferred stock immediately before the change in conversion price and the fair value of the convertible preferred stock immediately after the change in conversion price. The deemed dividend has also been included in the determination of net loss available to common stockholders for calculating the Company’s loss per share (see Note 18). See Note 20 for a discussion of additional sales of Series C convertible preferred stock after December 31, 2023.

The convertible preferred stock consisted of the following:

December 31, 2023
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	30,039,874	30,039,874	$131,564	$131,788	30,039,874
Series A-1 convertible preferred stock	7,575,753	7,575,753	44,342	44,405	7,776,904
Series A-2 convertible preferred stock	7,815,303	7,799,055	47,963	48,000	8,065,324
Series B convertible preferred stock	26,601,360	26,601,360	167,765	168,010	27,613,212
Series C convertible preferred stock	20,200,000	19,426,000	96,571	97,130	19,426,000

	92,232,290	91,442,042	$488,205	$489,333	92,921,314

December 31, 2022
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	30,039,874	30,039,874	$131,564	$131,788	30,039,874
Series A-1 convertible preferred stock	7,575,753	7,575,753	44,342	44,405	7,575,753
Series A-2 convertible preferred stock	7,864,047	7,799,055	47,963	48,000	7,799,055
Series B convertible preferred stock	27,693,852	26,601,360	167,765	168,010	26,601,360

	73,173,526	72,016,042	$391,634	$392,203	72,016,042

As of December 31, 2023, the holders of the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock have the following rights and preferences:

Voting rights—Holders of the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of convertible preferred stock held by such holder could be converted as of the relevant record date at all meetings of stockholders. The holders of convertible preferred stock generally vote together as a single class with holders of common stock except that, the holders of Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock voting together as a single class on an as converted basis are entitled to elect two directors, and holders of Series C convertible preferred stock voting together as a single class on an as converted basis are entitled to elect one director. The remaining members of the Board of Directors are elected by the holders of convertible preferred stock and common stock, voting together as a single class on an as-converted basis.

Dividends—Holders of outstanding shares of Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock are entitled to participate in any dividends payable to common stockholders on an as converted basis and have priority over the payment of dividends to holders of common stock. The dividends do not contractually require the holders to participate in losses of the Company.

In the case of a dividend on common stock or any class of stock that is convertible into common stock, the dividend per share of convertible preferred stock would equal the product of (A) the dividend payable on each share of such class or series as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of such share of convertible preferred stock. In the case of a dividend on any class or series that is not convertible into common stock, the dividend per share of convertible preferred stock would be determined by (A) dividing the amount of dividend payable on each share of such class or series of capital stock by the original issue price of such class or series and (B) multiplying such fraction by the original issue price of the applicable class of convertible preferred stock.

Liquidation Amount—The Series C convertible preferred stock ranks, with respect to rights in the event of voluntary or involuntary liquidation, winding up, dissolution, and deemed liquidation events, senior and in priority of payment to (i) the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, and Series B convertible preferred stock and (ii) the common stock. After payment in full of the amounts owed to holders of Series C convertible preferred stock, the Series B convertible preferred stock rank, with respect to rights in the event of voluntary or involuntary liquidation, winding up, dissolution, and deemed liquidation events, senior and in priority of payment to (i) the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and (ii) the common stock. After payment in full of the amounts owed to holders of the Series B convertible preferred stock and Series C convertible preferred stock, the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, with respect to distribution rights and rights on liquidation, winding-up and dissolution, rank (i) senior and in priority of payment to the common stock and (ii) on parity with each other. After the payment of the full liquidation preference of the convertible preferred stock, the remaining assets of the Company legally available for distribution, if any, will be distributed ratably to the holders of common stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation, or upon the occurrence of a deemed liquidation event, the holders of shares of (i) the Series C convertible preferred stock are entitled to payments in an amount equal the greater of (a) the applicable original issue price of $5.00 per share, plus dividends declared but unpaid and (b) the amount payable with respect to such share as if it was converted to common stock immediately prior to settlement, (ii) the Series B convertible preferred stock are entitled to payments in an amount equal the greater of (a) the applicable original issue price of $6.31584 per share, plus dividends declared but unpaid and (b) the amount payable with respect to such share as if it was converted to common stock immediately prior to settlement, and (iii) the Series A, Series A-1 and Series A-2 convertible preferred stock are entitled to payments in an amount equal to the greater of (a) the applicable original issue price of $4.34186 per share, $5.86151 per share and $6.15459 per share, respectively, plus dividends declared but unpaid and (b) the amount payable with respect to such share as if it was converted to common stock immediately prior to settlement.

Conversion Option—Each share of the convertible preferred stock is convertible into shares of the Company’s common stock on a one-to-one basis, subject to appropriate adjustment in the event of any stock dividend, stock split or similar recapitalization, at the option of the stockholder and subject to adjustments in accordance with anti-dilution provisions and down round features. In addition, such shares will be converted automatically into shares of the Company’s common stock at then applicable conversion ratio upon the earlier of (i) a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, on the New York Stock

Exchange or Nasdaq Stock Market resulting in at least $250.0 million of gross proceeds, net of underwriting discounts and commissions, (ii) the completion by the Company of a business combination, merger, consolidation or share exchange with a special purpose acquisition company (“SPAC”) or its subsidiary in which the common stock of the surviving or parent entity is listed on New York Stock Exchange or Nasdaq Stock Market as of the consummation of such transaction, after taking into account any redemptions from the SPAC’s trust account, the surviving entity or parent entity receives at least $250.0 million of gross proceeds, net of the underwriting discount and commissions, from the sale of its equity securities, or (iii) the occurrence of an event specified by vote or written consent of the majority of the holders of the then outstanding shares of a specific class of convertible preferred stock, only with respect to that class of convertible preferred stock.

13.	IFM Acquisition

On May 6, 2022, the Company acquired all of the membership interests in IFM. IFM was a subsidiary of IFM Therapeutics, LLC until the acquisition closed in May 2022. IFM is a biotechnology company that focuses on developing small molecule immunotherapies for inflammatory diseases and cancers. IFM has two programs in the area of immunology: MDA5 and NLRP1. The Company’s CEO is also the Chairman of the Board of Directors of IFM Therapeutics, LLC (see Note 19). The total purchase consideration was $3.1 million, which consisted of the following: (i) 81,240 shares of non-voting common stock at closing with the estimated fair value of $0.2 million, (ii) cash consideration of $0.9 million at closing, (iii) a deferred payment of $0.9 million, which was paid in June 2022 and (iv) contingent consideration in cash of up to $30.0 million, payable once for each of the NLRP1 and MDA5 programs upon the first achievement of certain development, commercial, regulatory and sales milestones related to each such program. The estimated fair value of the contingent consideration was determined to be $1.1 million on the acquisition date (see Note 5). This related party transaction was conducted in the normal course of business on an arm’s length basis. The Company concluded that IFM was not a business based on its assessment under ASC 805 and accounted for the acquisition as an asset acquisition. The Company identified an IPR&D asset related to immunology programs as the asset acquired and allocated the total purchase consideration to this asset. The IPR&D asset was charged to research and development expense as it had no alternative future use at the time of the acquisition. There were no liabilities assumed. The Company further concluded that IFM was a variable interest entity, which required the Company to record the contingent consideration at the acquisition date. The contingent consideration is remeasured at each balance sheet date and was $1.4 million and $1.1 million as of December 31, 2023 and 2022, respectively (see Note 5). The Company determined that the consideration paid was approximately equal to the fair value of the assets acquired and therefore did not recognize a gain or loss on the acquisition. Acquisition-related costs of $0.8 million were expensed as incurred.

14.	Stock-Based Compensation

Stock Options

In August 2021, the Company’s Board of Directors adopted the 2021 Equity Incentive Plan (the “2021 Plan”) which provides for the granting of stock appreciation rights, incentive stock options, restricted stock awards, other stock-based awards to eligible employees, officers, directors, consultants, and advisors. The stock options issued under the 2021 Plan expire not more than ten years from the grant date. The 2021 Plan was subsequently amended on various dates through November 28, 2023 to increase the number of shares available for the issuance of awards to a total of 16,643,944. As of December 31, 2023 there were 5,500,181 shares of voting common stock available for future grant under the 2021 Plan.

The stock options generally vest over four years, with 25% of the award vesting at a one year cliff with the remaining portion vesting in equal installments over the remaining period. The stock options granted contain only service conditions as the grantees are only required to provide services to the Company over the requisite service period to continue to vest in the awards.

The following table summarizes the Company’s stock option activity for the year ended December 31, 2023:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2023	10,539,347	$2.68	9.13	$2,705
Granted	1,427,625	2.47
Forfeited	(666,218)	2.68
Expired	(186,491)	2.73
Exercised	(96,562)	2.72

Outstanding as of December 31, 2023	11,017,701	$2.65	8.10	$3,121

Exercisable as of December 31, 2023	5,407,350	$2.63	7.53	$1,623

Weighted-average fair value of options granted during the period	$2.14

The following table presents, on a weighted-average basis, the assumptions used in the Black Scholes option-pricing model to determine the grant date fair value of the stock options granted during the years ended:

	December 31,
	2023	2022
Fair value of common stock	$2.14	$2.93
Expected term (in years)	5.95	6.03
Risk-free interest rate	4.06%	3.59%
Expected volatility	89.91%	77.56%
Dividend yield	0%	0%

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2023, and 2022 was $2.11 and $2.03 per option, respectively. The total fair value of awards vested during the years ended December 31, 2023 and 2022 was $5.8 million and $4.5 million, respectively. The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2023 and 2022 was de minimis.

Restricted Stock

The Company issued restricted stock awards in 2021 to its CEO and in connection with the Rahko acquisition.

The summary of restricted stock award activity for the year ended December 31, 2023, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2023	3,027,841	$0.68
Vested	(1,425,321)	0.83

Unvested as of December 31, 2023	1,602,520	$0.54

The aggregate fair value of restricted stock awards vested during the years ended December 31, 2023 and 2022, was $3.9 million and $7.6 million, respectively. The Company recorded stock compensation expense of $0.7 million and $0.8 million, related to the restricted stock awards during the years ended December 31, 2023 and 2022, respectively.

The following table summarizes unrecognized stock-based compensation expense as of December 31, 2023 by type of awards, and the weighted-average period over which that expense is expected to be recognized. The total unrecognized stock-based compensation expense will be adjusted for actual forfeitures as they occur.

	Unrecognized Expense (in thousands)	Weighted Average Recognition Period (in years)
Stock options	$10,598	2.39
Restricted stock awards	$491	0.83

The following table summarizes stock-based compensation expense included in operating expenses for the years ended December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Research and development	$3,745	$2,928
General and administrative	2,516	2,589

Total	$6,261	$5,517

15.	Commitments and Contingencies

License and Collaboration Agreements

The Company has entered into various license agreements for certain technology. The Company is obligated to pay annual maintenance payments from zero to $40,000 per year to certain of the licensors, which will be recognized as research and development expense. The Company could be required to make clinical development and regulatory milestones of up to $3.5 million and low single-digit royalty payments to licensors based on the net sales of the licensed products. To date, the Company has incurred $0.1 million upfront and milestone payments under these agreements. The Company may cancel these agreements at any time by providing 30 to 90 days’ notice to the other party.

Contingent Consideration

In connection with the IFM acquisition, the Company is required to make future payments to the shareholders of IFM based on the occurrence of certain development, commercial, regulatory and sales milestones described above.

In connection with the Rahko acquisition, the Company has a contingent payment obligation to the shareholders of Rahko upon the occurrence of certain qualifying events. No qualifying event has occurred as of December 31, 2023.

Legal Proceedings

The Company is not currently a party to any material legal proceedings. At each reporting date, the Company evaluates whether a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses the costs related to its legal proceedings as incurred.

16.	401(k) Savings Plan

The Company has a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. As currently established, the Company is not required to make and has not made any contributions to the 401(k) Plan.

17.	Income Taxes

The following table presents the components of loss before income taxes:

	Year ended December 31,
	2023	2022
Domestic	$(126,831)	$(125,505)
Foreign	1,340	1,187

Loss before income taxes	$(125,491)	$(124,318)

The income tax provision (benefit) are as follows:

	Year ended December 31,
	2023	2022
Current income tax provision:
U.S. state	$46	$57
Foreign	411	290
Deferred income tax provision:
Foreign	(10)	—

Total tax provision	$447	$347

The Company is subject to taxation in the U.S and in various state, local and foreign jurisdictions. The Company’s tax returns for years 2021 through present are open to tax examinations by U.S. federal, state, local and foreign tax authorities. For federal, state, local and foreign income taxes, deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and the tax basis of assets and liabilities. Deferred income taxes are based upon prescribed rates and enacted laws applicable to periods in which differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2023 and 2022, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was more likely than not that the deferred tax assets in the U.S. and at Odyssey Therapeutics UK Limited will not be realized. Accordingly, the Company recorded a valuation allowance of $82.5 million and $36.9 million as of December 31, 2023 and 2022, respectively.

The tax positions taken or expected to be taken in the course of preparing the Company tax returns are required to be evaluated to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There were no uncertain tax positions that require accrual or disclosure in the consolidated financial statements as of December 31, 2023 and 2022.

A reconciliation of income tax expense computed at the statutory federal income tax rate and statutory federal income tax rate to the income tax provision included in the accompanying consolidated statements of operations and comprehensive loss for the Company and effective income tax rate is as follows:

	December 31,
	2023	2022
Income tax expense (benefit) at the statutory federal income tax rate	21.0%	21.0%
State income taxes, net of federal benefit	9.9%	3.2%
Impact of non-U.S. earnings	-0.1%	0.0%
Change in valuation allowance	-36.3%	-25.2%
Non-deductible stock-based compensation	-0.6%	-0.6%
Permanent differences	-0.1%	0.0%
GILTI inclusion	0.0%	-0.1%
Tax credits	5.0%	1.7%
Change in fair value of contingent consideration	0.0%	-0.9%
Return to provision true-up	0.9%	0.0%
Other	-0.1%	0.6%

Income tax provision and effective income tax rate	-0.4%	-0.3%

The effective income tax rate differs from the U.S. federal statutory rate of 21.0% primarily due to state income taxes, research and development credits, and the valuation allowance maintained against the Company’s net deferred tax assets.

The Company’s change in its valuation allowance account with respect to deferred tax assets is as follows:

	Year Ended December 31,
	2023	2022
Beginning balance	$(36,918)	$—
Additions	(45,586)	(36,918)

Ending balance	$(82,504)	$(36,918)

The valuation allowance increased during the year ended December 31, 2023 primarily as a result of the U.S. operating losses incurred and an increase in the deferred tax asset related to capitalized research and development costs, and tax credits generated.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022
Deferred tax asset:
Net operating loss carryforwards	$15,019	$10,987
Tax credit carryforwards	10,872	3,342
Capitalized research and development costs	52,142	19,489
Accrued liabilities	1,869	1,415
Stock-based compensation	1,591	633
Contingent consideration	379	254
In-process research and development	530	426
Lease liability	9,244	8,666
Other temporary differences	184	108
Total deferred tax assets	91,830	45,320

Less valuation allowance	(82,504)	(36,918)

Net deferred tax assets	$9,326	$8,402
Property and equipment	(1,049)	(331)
Right-of-use asset	(8,267)	(8,016)
Other deferred tax liabilities	(10)	(25)

Total deferred tax liabilities	$(9,326)	$(8,372)

Total net deferred tax assets	$—	$30

The Tax Cuts and Jobs Act of 2017 requires taxpayers to capitalize and amortize, rather than deduct, research and development expenditures under Section 174 for tax years beginning after December 31, 2021. These rules became effective for the Company during the year ended December 31, 2022. As a result, the Company has capitalized research and development costs of $128.7 million and $94.6 million for the years ended December 31, 2023 and December 31, 2022, respectively. The Company will amortize these costs for tax purposes over 5 years if the research and development was performed in the U.S. and over 15 years if the research and development was performed outside the U.S.

Through December 31, 2023, for income tax reporting purposes, the Company had U.S. federal net operating loss carryforwards of approximately $57.7 million and research and development credits of approximately $8.4 million that can be carried forward and offset against taxable income. For state purposes, the Company had state net operating loss carryforwards of approximately $44.5 million and research and development credits of approximately $3.2 million, that can be carried forward and offset against taxable income. Federal net operating losses can be carried forward indefinitely and can be utilized to offset taxable income subject to an 80% taxable income limitation. Federal research and development credits of $8.4 million can be carried forward 20 years and begin to expire in 2043. State net operating losses of $44.5 million begin to expire in 2043. State research and development credits of $3.2 million begin to expire in 2038. The Company has net operating loss carryforwards in the United Kingdom of $0.3 million which can be carried forward indefinitely. Utilization of net operating losses and credits may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

Under Internal Revenue Code Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since we became a “loss corporation” as defined in Section 382. Future changes in the Company’s stock ownership, which may be outside of the Company’s control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the net operating loss carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to the Company. In addition, at the state level, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase the Company’s state taxes owed. As a result, even if profitability is attained, the Company may be unable to use all or a material portion of the net operating loss carryforwards and other tax attributes, which could adversely affect future cash flows.

The Company has not provided for deferred income taxes on the undistributed earnings of foreign subsidiaries. The amount the Company would expect to repatriate is based on a variety of factors including current year earnings of the foreign subsidiaries, foreign investment needs, and U.S. cash flow considerations. The Company considers the remaining undistributed foreign earnings that are not specifically identified to be indefinitely reinvested. As of December 31, 2023, the Company does not accrue taxes of foreign earnings which remain indefinitely reinvested outside the U.S.

18.	Net Loss Per Share

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except share and per share amounts):

	Year Ended December 31
	2023	2022
Numerator:
Net loss	$(125,938)	$(124,665)
Deemed dividend upon convertible preferred stock down round adjustment	(4,982)	—

Net loss attributable to common stockholders	$(130,920)	$(124,665)

Denominator:
Weighted-average number of shares used in computing net loss, basic and diluted per share—basic and diluted	6,296,641	4,351,269

Net loss per share—basic and diluted	$(20.79)	$(28.65)

The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per share attributable to common stockholders, as their effect is antidilutive:

	Year Ended December 31
	2023	2022
Stock options to purchase common stock	11,017,701	10,539,347
Unvested restricted stock awards	1,602,520	3,027,841
Series A convertible preferred stock (as converted to common stock)	30,039,874	30,039,874
Series A-1 convertible preferred stock (as converted to common stock)	7,776,904	7,575,753
Series A-2 convertible preferred stock (as converted to common stock)	8,065,324	7,799,055
Series B convertible preferred stock (as converted to common stock)	27,613,212	26,601,360
Series C convertible preferred stock (as converted to common stock)	19,426,000	—
Series A-2 warrants (as converted to common stock)	16,803	16,248

Total	105,558,338	85,599,478

19.	Related Party Transactions

The Company’s CEO is the Chairman of IFM Therapeutics, LLC’s board of directors. In May 2022, the Company acquired all of the membership interests in IFM (see Note 13), which did not include IFM Therapeutics, LLC. The acquisition was conducted in the normal course of business on an arm’s length basis with the Company’s CEO recusing himself from all transaction negotiations. The Company has incurred laboratory supplies and facility-related costs related to the IFM acquisition of $0.3 million for the years ended December 31, 2023 and 2022. There was zero and $0.1 million related to the IFM acquisition in accounts payable and accrued expenses as of December 31, 2023 and 2022, respectively.

20.	Subsequent Events

The Company has evaluated subsequent events through October 4, 2024, the date these consolidated financial statements were available to be issued. There were no subsequent events that require adjustments to or disclosure in the financial statements, except for the following:

J&J Strategic Collaboration, Option, and License Agreement

On March 29, 2024, the Company entered into a strategic collaboration, option and license agreement with Janssen Pharmaceutica NV, a Johnson & Johnson company (“J&J”) to jointly discover and optimize small molecule medicines against select therapeutic targets using the Company’s artificial intelligence and machine learning capabilities. The Company received a one-time, nonrefundable upfront payment of $6.5 million, and may be eligible to receive additional payments of approximately $839.0 million based on the achievement of research, development, commercialization approval and sales milestones and the option exercise described in the agreement. In the event of commercialization by J&J of certain products arising from the collaboration, the Company is also eligible to receive tiered royalties based on low to mid-single digits on future net sales (subject to certain deductions).

Terray Collaboration Agreement

On September 11, 2024, the Company entered into a collaboration and license agreement with Terray Therapeutics, Inc. (the “Terray Agreement”) in which the Company and Terray granted to each other certain royalty-free, fully paid-up, co-exclusive licenses in order to collaborate to discover, develop, and commercialize or out-license products directed to IRF5 under a profit and loss share arrangement. The activities performed under the Terray Agreement are governed by a joint steering committee, made up of two employees designated by each party. No upfront payments were made upon the execution of the Terray Agreement in consideration for the grant of the licenses.

Series C Preferred Stock Financing

Since December 31, 2023, the Company has sold 4,016,000 shares of Series C convertible preferred stock for total proceeds of $20.1 million (see Note 12).

Odyssey Therapeutics, Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share data)

	September 30,	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$39,435	$52,545
Short-term marketable securities	115,469	134,452
Prepaid expenses and other current assets	4,929	5,539

Total current assets	159,833	192,536
Property and equipment, net	12,863	15,976
Right-of-use assets	28,406	30,757
Goodwill	14,253	13,554
Intangible asset	696	910
Long-term marketable securities	—	29,102
Other non-current assets	5,484	3,686

Total assets	$221,535	$286,521

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$5,325	$7,729
Accrued expenses	15,329	10,501
Lease liabilities, current	4,452	3,857

Total current liabilities	25,106	22,087
Contingent consideration and warrant liability	9,841	8,414
Lease liabilities, non-current	27,642	30,523

Total liabilities	62,589	61,024
Commitments and contingencies (see Note 14)
Series A convertible preferred stock, net of issuance costs, $0.0001 par value: 45,430,930 shares authorized and 45,414,682 shares issued and outstanding (liquidation preference $224,193)	223,869	223,869
Series B convertible preferred stock, net of issuance costs, $0.0001 par value: 26,601,360 shares authorized, and 26,601,360 shares issued and outstanding (liquidation preference $168,010)	167,765	167,765
Series C convertible preferred stock, net of issuance costs, $0.0001 par value: 24,216,000 shares and 20,200,000 shares authorized as of September 30, 2024 and December 31, 2023, respectively, and 23,442,000 shares and 19,426,000 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively (liquidation preference $117,210 and $97,130 as of September 30, 2024 and December 31, 2023, respectively)	116,578	96,571
Stockholders’ deficit:
Common stock, $0.0001 par value: 128,667,240 shares and 100,450,000 shares authorized as of September 30, 2024 and December 31, 2023, respectively; 8,203,007 shares and 7,124,496 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	1	1
Additional paid-in capital	33,591	27,240
Accumulated deficit	(382,656)	(289,091)
Accumulated other comprehensive loss	(202)	(858)

Total stockholders’ deficit	(349,266)	(262,708)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$221,535	$286,521

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Odyssey Therapeutics, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited, in thousands, except share and per share data)

	Nine Months Ended September 30,
	2024	2023
Collaboration revenue	$2,717	$750
Operating expenses:
Research and development	81,100	86,480
General and administrative	19,719	16,886
Change in fair value of contingent consideration	1,415	(70)

Total operating expenses	102,234	103,296

Operating loss	(99,517)	(102,546)

Other income (expense), net:
Interest income	6,716	6,269
Interest expense	(14)	(328)
Other expense, net	(152)	(124)

Total other income, net	6,550	5,817

Loss before income taxes	(92,967)	(96,729)

Income tax provision	422	351

Net loss	$(93,389)	$(97,080)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax	(819)	(104)
Unrealized gain/(loss) on marketable securities, net of tax	163	(54)

Total other comprehensive loss	(656)	(158)

Comprehensive loss	$(94,045)	$(97,238)

Net loss attributable to common stockholders (see Note 17)	(93,565)	(97,080)

Net loss per share attributable to common stockholders, basic and diluted	$(12.22)	$(15.89)

Weighted-average common stock outstanding, basic and diluted	7,659,394	6,107,685

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Odyssey Therapeutics, Inc.

Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(Unaudited, in thousands, except share and per share data)

	Series A convertible preferred stock		Series B convertible preferred stock		Series C convertible preferred stock		Common Stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2024	45,414,682	$223,869	26,601,360	$167,765	19,426,000	$96,571	7,124,496	$1	$27,240	$(289,091)	$(858)	$(262,708)
Exercises of common stock options	—	—	—	—	—	—	55,423	—	153	—	—	153
Vesting of restricted common stock	—	—	—	—	—	—	1,023,088	—	442	—	—	442
Stock-based compensation expense	—	—	—	—	—	—	—	—	5,580	—	—	5,580
Issuance of Series C convertible preferred stock, net of issuance costs of $73	—	—	—	—	4,016,000	20,007	—	—	—	—	—	—
Deemed dividend upon convertible preferred stock down round adjustment	—	—	—	—	—	—	—	—	176	(176)	—	—
Other comprehensive income—foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	—	819	819
Other comprehensive income—unrealized gain on marketable securities, net	—	—	—	—	—	—	—	—	—	—	(163)	(163)
Net loss	—	—	—	—	—	—	—	—	—	(93,389)	—	(93,389)

Balance as of September 30, 2024	45,414,682	$223,869	26,601,360	$167,765	23,442,000	$116,578	8,203,007	$1	$33,591	$(382,656)	$(202)	$(349,266)

	Series A convertible preferred stock		Series B convertible preferred stock		Series C convertible preferred stock		Common Stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2023	45,414,682	$223,869	26,601,360	$167,765	—	$—	5,477,613	$1	$15,733	$(158,171)	$(2,183)	$(144,620)
Exercises of common stock options	—	—	—	—	—	—	87,875	—	238	—	—	238
Vesting of restricted common stock	—	—	—	—	—	—	1,084,292	—	590	—	—	590
Stock-based compensation expense	—	—	—	—	—	—	—	—	3,704	—	—	3,704
Other comprehensive income—foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	—	104	104
Other comprehensive income—unrealized loss on marketable securities, net	—	—	—	—	—	—	—	—	—	—	54	54
Net loss	—	—	—	—	—	—	—	—	—	(97,080)	—	(97,080)

Balance as of September 30, 2023	45,414,682	$223,869	26,601,360	$167,765	—	$—	6,649,780	$1	$20,265	$(255,251)	$(2,025)	$(237,010)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Odyssey Therapeutics, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in thousands)

	Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(93,389)	$(97,080)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,900	3,676
Loss from disposal of property and equipment	—	54
Accretion of discount on marketable securities	(2,200)	(2,019)
Stock-based compensation expense	6,022	4,294
Non-cash rent expense	1,821	3,235
Change in fair value of contingent consideration and warrant liability	1,427	(163)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	615	3,429
Other non-current assets	(2,045)	(65)
Accounts payable	(2,405)	(819)
Lease liabilities	(1,757)	(998)
Lease termination liability	—	(1,631)
Accrued expenses	4,828	1,010

Net cash used in operating activities	(83,183)	(87,077)

Cash flows from investing activities:
Maturities of marketable securities	106,833	35,915
Purchases of marketable securities	(56,690)	(120,214)
Purchases of property and equipment	(499)	(2,191)
Proceeds from sale of property and equipment	—	24

Net cash provided by (used in) investing activities	49,644	(86,466)

Cash flows from financing activities:
Proceeds from the issuance of convertible preferred stock, net of issuance costs	20,007	—
Proceeds from the exercise of common stock options	153	238
Repayment of loan payable, net of issuance costs	—	(4,759)

Net cash provided by (used in) financing activities	20,160	(4,521)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	20	38

Decrease in cash, cash equivalents and restricted cash	(13,359)	(178,026)
Cash, cash equivalents and restricted cash, beginning of period	56,004	241,671

Cash, cash equivalents and restricted cash, end of period	$42,645	$63,645

Cash and cash equivalents, end of period	$39,435	$60,186
Restricted cash, included in other non-current assets, end of period	3,210	3,459

Total cash, cash equivalents and restricted cash, end of period	$42,645	$63,645

Supplemental cash flow information:
Cash paid for income taxes	$325	$269

Cash paid for interest	$14	$149

	Nine Months Ended September 30,
	2024	2023
Supplemental disclosure of non-cash financing and investing activities:
Unpaid deferred offering costs (presented as part of other non-current assets) included in accounts payable	$1,981	$—

Remeasurement of right-of-use assets and lease liabilities	$530	$(1,097)

Unrealized gain/(loss) on marketable securities	$163	$(54)

Right-of-use assets obtained in exchange for lease liabilities	$—	$1,373

Unpaid deferred financing costs (presented as part of prepaid expenses and other current assets) included in accounts payable	$—	$336

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Odyssey Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited, in thousands, except share and per share amounts)

1.	Description of Business and Liquidity

Business

Odyssey Therapeutics, Inc. (the “Company”) is a clinical-stage biopharmaceutical company seeking to transform the standard of care for patients suffering from autoimmune and inflammatory diseases. To accomplish this, the Company is developing medicines that are designed to precisely target disease pathology with an initial emphasis on the innate immune system.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, completion of preclinical studies and clinical trials, obtaining regulatory approval for product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and ability to secure additional capital to fund operations. Product candidates currently under development by the Company will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance and reporting capabilities. Even if product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Liquidity

Since its inception, the Company has devoted substantially all of its resources to business planning, research and development activities, recruiting management and technical staff, raising capital, producing materials for preclinical studies and clinical trials, developing and establishing the Company’s intellectual property portfolio, entering into collaboration agreements, acquiring companies or assets to further the Company’s development programs and building infrastructure to support such activities. The Company has financed its operations primarily through the sale of shares of convertible preferred stock and the proceeds from research collaborations and license agreements.

The Company has incurred losses each year since inception and expects that operating losses and negative cash flows will continue for the foreseeable future as the Company continues to develop its product candidates.

The condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company had cash, cash equivalents, and marketable securities of $154.9 million as of September 30, 2024, and expects that its existing cash, cash equivalents, and marketable securities will enable the Company to fund its expected operating expenses and capital expenditure requirements for at least twelve months from the date these condensed consolidated financial statements are available to be issued.

2.	Basis of Presentation and Summary of Significant Accounting Policies

The Company’s significant accounting policies are disclosed in Note 2, “Basis of Presentation and Summary of Significant Accounting Policies,” in the audited consolidated financial statements for the years ended December 31, 2023 and 2022 included elsewhere in this prospectus. Since the date of those financial statements, there have been no changes to the Company’s significant accounting policies, except as noted below.

Unaudited Interim Financial Information

The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), for interim reporting and as required by Regulation S-X, Rule 10-01 under the Securities Exchange Act of 1934, as amended. The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s condensed consolidated balance sheet as of September 30, 2024, and the condensed consolidated statements of operations and comprehensive loss, the condensed consolidated statements of convertible preferred stock and stockholders’ deficit, and the condensed consolidated statements of cash flows for the nine months ended September 30, 2024 and 2023. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2024 and 2023 are unaudited. The financial results for the nine months ended September 30, 2024 are not necessarily indicative of results to be expected for the year ending December 31, 2024, or for any other subsequent period.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are direct and incremental costs associated with the in-process public equity financing as deferred offering costs until such financing is consummated. After the consummation of such equity financing, these costs are recorded as a reduction of the proceeds generated as a result of the offering within additional paid-in capital. Should the planned equity financing be abandoned, the deferred offering costs, currently recorded within other assets, will be expensed immediately as a charge to operating expenses in the statements of operations. The Company recorded $2.0 million of deferred offering costs within other non-current assets as of September 30, 2024 and no deferred offering costs as of December 31, 2023.

Recently Adopted and Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies, and the Company adopts such pronouncements as of the specified effective date. Unless otherwise discussed below, the Company does not believe that the adoption of recently issued standards has had or may have a material impact on the Company’s condensed consolidated financial statements or disclosures.

In November 2023, the FASB issued Accounting Standard Update, or ASU, 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact ASU 2023-07 may have on its condensed consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This amended guidance applies to all entities and broadly aims to enhance the transparency and usefulness of income tax disclosures. For public entities, the amendments in this update are effective for fiscal years beginning after December 15, 2024 and for entities other than public entities, the amendments in this update are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for any annual periods for which financial statements have not been issued or made available for issuance. The Company is currently analyzing the impact that ASU No. 2023-09 will have on the condensed consolidated financial statements.

3.	Goodwill and Intangible Asset

The Company’s goodwill and intangible asset relate to the purchase of Rahko Limited (“Rahko”) in 2021, which was accounted for as a business combination.

Goodwill

Goodwill and the effect of foreign currency translation is as follows:

Goodwill balance as of January 1, 2024	$13,554
Effect of foreign currency translation	699

Goodwill balance as of September 30, 2024	$14,253

Intangible Asset

The Company’s intangible asset is comprised solely of developed technology and is being amortized using the straight-line method which reflects the pattern in which the economic benefits of the asset are consumed, over its estimated useful life of five years.

The following tables present the intangible asset, current and future amortization, and the effect of foreign currency translation:

	September 30, 2024	December 31, 2023
Intangible asset balance as of January 1	$1,655	$1,572
Effect of foreign currency translation	85	83

Intangible asset balance as of period end	1,740	1,655

Accumulated amortization	(1,044)	(745)

Intangible asset, net	696	910

Future amortization:
Remainder of 2024	117
2025	331
2026	248

Total future amortization	$696

4.	Collaboration and License Agreements

Pfizer MTA

In December 2022, the Company entered into a material transfer and evaluation agreement (the “Pfizer MTA”) with Pfizer, Inc. (“Pfizer”) in which the Company granted to Pfizer a nonexclusive license to access the Company’s intellectual property. Under the Pfizer MTA, the Company and Pfizer will jointly conduct research to identify novel hits using the Company’s natural product platform to initiate a preclinical drug discovery program against an oncogenic transcription factor.

The Company determined that the Pfizer MTA represents a contract with a customer and consists of one combined performance obligation for the nonexclusive license and the promise to provide research and development services (“R&D services”) to Pfizer, as the license and promise are not capable of being distinct in the context of the contract. The Pfizer MTA is for an initial period of two and one-half years or upon completion of the research if completed or terminated earlier. In addition, the

Pfizer MTA contains two options that require the Company to provide further R&D services to Pfizer (the “First Pfizer Option” and “Second Pfizer Option”, collectively the “Pfizer Options”). The Company evaluated the options to continue the R&D services and concluded that these options did not represent material rights, as they were deemed to be for additional R&D services that are at their standalone selling price.

In 2023, Pfizer paid the Company a nonrefundable upfront payment of $1.0 million in exchange for the nonexclusive license as well as R&D services performed by the Company over the initial period. In addition, the Company is eligible to receive contingent payments of up to $985 thousand following the completion of additional R&D services under the Pfizer MTA.

The Company determined the transaction price at inception to be the upfront payment of $1.0 million, as the variable consideration for additional R&D services was subject to constraint at contract inception. At each reporting period, the Company will reevaluate the variable consideration subject to constraint and, if necessary, will adjust its estimate of the overall transaction price.

In December 2023, the First Pfizer Option was exercised and the Company subsequently invoiced $0.4 million under the terms of the Pfizer MTA. As such, the Company updated the estimated transaction price to be $1.4 million as the uncertainty related to the First Pfizer Option was resolved and will recognize the associated revenue over the remaining performance period according to its measure of progress. The adjustment to revenue upon updating the estimated transaction price was de minimis.

Revenue from the Pfizer MTA is recognized over the estimated performance of the R&D services using the time-elapsed input method which the Company believes best depicts the transfer of control to Pfizer. The Company recognized $0.3 million and $0.8 million of revenue associated with the Pfizer MTA during the nine months ended September 30, 2024 and 2023, respectively, which is included in collaboration revenue on the condensed consolidated statements of operations and comprehensive loss. As of September 30, 2024 and December 31, 2023, the Company recorded deferred revenue of $0.2 million and $0.4 million, respectively, within accrued expenses on the condensed consolidated balance sheet. As of September 30, 2024, the Company expects to recognize the remaining deferred revenue payment over the remaining estimated research and development period of approximately 2 months.

Strategic Collaboration, Option, and License Agreement

On March 29, 2024, the Company entered into a strategic collaboration, option and license agreement (the “J&J Agreement”) with Janssen Pharmaceutica NV, a Johnson & Johnson company (“J&J”) to jointly discover and optimize small molecule medicines against select therapeutic targets using the Company’s artificial intelligence and machine learning capability.

Each party granted to the other party a non-exclusive, royalty-free, worldwide license (the “Research License”) to certain intellectual property in connection with the other party’s research activities under the J&J Agreement (the “Initial R&D Services”). The Company also granted J&J an exclusive option to obtain a commercial license with respect to each program within a specified time period. On a program-by-program basis, if J&J elects to exercise such option or if J&J initiates certain research activities for a program (without exercising such option), the Company would be entitled to a payment in the mid-single digit millions of dollars. J&J may elect up to four replacement targets prior to the earlier of the end of the research term or exercise of the option to obtain a commercial license.

J&J paid the Company a nonrefundable upfront payment of $6.5 million in connection with the entry into the J&J Agreement and is also eligible to receive reimbursement for additional R&D services conducted incremental to the initial R&D services. The Company will be eligible to receive, subject to the achievement of certain research, development, commercialization approval and sales milestones and the option exercise described below, additional milestone payments in an aggregate amount of approximately $839.0 million from J&J. The Company will also be eligible to receive low to mid-single digit percentage in tiered royalties based on the aggregate net sales of certain products that arise from the J&J Agreement, if approved (subject to certain deductions). The applicable royalties will be payable to the Company in a given country commencing on the date of first commercial sale of a royalty product in such country and ending upon the latest of (i) the date of expiration of the last-to-expire valid claim included in certain intellectual property, (ii) a designated period of time following the first commercial sale in such country and (iii) the date of expiration of certain regulatory exclusivity for the applicable product in such country.

The J&J Agreement is managed by a joint research committee (the “JRC”), in which both parties are represented equally. The JRC is tasked with the oversight and decision-making in relation to the activities to be conducted by the parties to the J&J Agreement. The JRC also oversees the progress under the development plan and budget.

The Company determined that the J&J Agreement represents a contract with a customer under ASC 606, Revenue from Contracts with Customers and consists of the following two distinct performance obligations at contract inception as determined under ASC 606: (i) the grant of the research licenses, the transfer of the research materials, project governance through the JRC and the promise to provide certain research services which are combined as a single performance obligation (the “First Performance Obligation”) and (ii) the grant of the research licenses, the transfer of research materials, project governance through the JRC and the promise to provide certain other research services which are combined as a single performance obligation (the “Second Performance Obligation”). For both performance obligations, the grant of the research licenses, project governance through the JRC, transfer of the research materials and providing of research services were combined as a single performance obligation as these obligations were determined to be highly interdependent and are not capable of being distinct within the context of the contract. The research services provided under the First Performance Obligation and the Second Performance Obligation are not highly interdependent and are capable of being distinct within the context of the contract. The research services to be provided under the First Performance Obligation and Second Performance Obligation are expected to be performed over a period of twelve months and nine months, respectively, from the contract execution date. The Company evaluated the option to provide the exclusive commercial license and concluded that the option does not represent a material right, as the option exercise fee is not offered at a significant and incremental discount. The Company also evaluated the right to the election of a replacement target and concluded that the right does not represent a material right, as the replacement target does not provide J&J with a significant and incremental discount.

The Company determined the transaction price at inception to be the up-front payment of $6.5 million, as the variable consideration for research reimbursement on additional R&D services and development milestones were subject to constraint at contract inception. Research reimbursement on additional R&D services will be included in the transaction price as related costs are incurred. Development milestones will be included in the transaction price when achievement of the applicable milestone is considered probable. At each reporting period, the Company will reevaluate the variable consideration subject to constraint and, if necessary, will adjust its estimate of the overall transaction price. At contract inception, the Company allocated the transaction price of $6.5 million between the two performance obligations based on their relative standalone selling price, using an expected cost plus margin approach, resulting in $3.3 million being allocated to the First Performance Obligation and $3.2 million being allocated to the Second Performance Obligation.

Revenue from the J&J Agreement is recognized over the estimated performance of the initial research and development services using the cost incurred input method, which the Company believes best depicts the transfer of control to J&J. The Company recognized $2.4 million of revenue associated with the J&J Agreement during the nine months ended September 30, 2024, of which $0.8 million is related to the First Performance Obligation and $1.6 million is related to the Second Performance Obligation, and is recorded as collaboration revenue on the condensed consolidated statements of operations and comprehensive loss. As of September 30, 2024 the Company has recorded $4.0 million of deferred revenue within accrued expenses on the condensed consolidated balance sheet, of which $2.6 million is related to the First Performance Obligation and $1.4 million is related to the Second Performance Obligation. The deferred revenue for the First Performance Obligation and the Second Performance Obligation is expected to be recognized over the next twelve months. During the nine months ended September 30, 2024, there have been no development, commercial, and sales-based milestone payments or royalties based on sales of the program milestones achieved under the J&J Agreement.

Deferred revenue associated with our collaboration and license agreements is recorded within accrued expenses on the condensed consolidated balance sheets (see Note 8). The following table summarizes the changes in deferred revenue:

	Nine Months Ended September 30,
	2024	2023
Beginning balance	$406	$1,000
Additions	6,500	—
Deductions	(2,717)	(750)

Ending balance	$4,189	$250

The following table summarizes the change in accounts receivable:

	Nine Months Ended September 30,
	2024	2023
Beginning balance	$443	$1,000
Additions	6,500	—
Deductions	(6,943)	(1,000)

Ending balance	$—	$—

The Company recognized the following revenues as a result of changes in the deferred revenue balance:

	Nine Months Ended September 30,
	2024	2023
Amounts included in deferred revenue as of the beginning of the period	$280	$750

Terray Collaboration Agreement

On September 11, 2024, the Company entered into a collaboration and license agreement with Terray Therapeutics, Inc. (the “Terray Agreement”) in which the Company and Terray granted to each other certain royalty-free, fully paid-up, co-exclusive licenses in order to collaborate to discover, develop, and commercialize or out-license products directed to interferon regulatory factor 5 (“IRF5”)

under a profit and loss share arrangement. The activities performed under the Terray Agreement are governed by a joint steering committee, made up of two employees designated by each party. No upfront payments were made upon the execution of the Terray Agreement in consideration for the grant of the licenses and no activities under the Terray Agreement have commenced as of September 30, 2024.

5.	Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the financial assets and liabilities carried at fair value on a recurring basis:

	September 30, 2024
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Money market funds	$28,772	$28,772	$—	$—

	$28,772	$28,772	$—	$—

U.S. treasury bills and U.S. treasury notes	$115,469	$—	$115,469	$—

	$115,469	$—	$115,469	$—

Financial Liabilities:
Contingent consideration	$9,796	$—	$—	$9,796
Warrant liability	45	—	—	45

	$9,841	$—	$—	$9,841

	December 31, 2023
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Money market funds	$36,145	$36,145	$—	$—

	$36,145	$36,145	$—	$—

U.S. treasury bills and U.S. treasury notes	$168,534	$—	$168,534	$—

	$168,534	$—	$168,534	$—

Financial Liabilities:
Contingent consideration	$8,381	$—	$—	$8,381
Warrant liability	33	—	—	33

	$8,414	$—	$—	$8,414

There were no changes in valuation techniques or transfers between Levels 1, 2 or 3 for the periods presented.

Marketable securities classified as Level 2 within the valuation hierarchy generally consist of U.S. treasury bills and treasury notes. The Company estimates the fair values of marketable securities by taking into consideration valuations obtained from third-party pricing sources.

The Company’s other financial instruments not carried at fair value consist primarily of cash and cash equivalents (except investments in money market funds, as disclosed above), accounts payable and accrued expenses, for which fair values approximate their carrying amounts, due to the short-term nature of these instruments.

Valuation of Contingent Consideration

The contingent consideration in the below tables relates to the estimated fair value of future payments that may be made by the Company to the shareholders of IFM Discovery, LLC (“IFM”) and Rahko as described below. The fair value of the contingent consideration was determined based on significant inputs not observable in the market, which represent Level 3 measurements.

IFM

In May 2022, the Company acquired all of the membership interests in IFM Discovery, LLC (“IFM”). The total purchase consideration was $3.1 million, which consisted of the following: (i) 81,240 shares of non-voting common stock at closing with the estimated fair value of $0.2 million, (ii) cash consideration of $0.9 million at closing, (iii) a deferred payment of $0.9 million, which was paid in June 2022 and (iv) contingent consideration in cash of up to $30.0 million, payable once for each of the NLR family pyrin domain containing 1 (“NLRP1”) and melanoma differentiation-associated protein 5 (“MDA5”) programs upon the first achievement of certain development, commercial, regulatory and sales milestones related to each such program. The estimated fair value of the contingent consideration was determined to be $1.1 million on the acquisition date. The contingent consideration is remeasured at each balance sheet date.

The fair value of the contingent consideration related to development, commercial, regulatory and sales milestones was based on the discounted cash flow valuation technique. The technique considered the following assumptions: (i) the probability and timing of achieving the specified milestones as of the valuation date and (ii) the market-based discount rates, with the most significant assumptions being the timing of the projected milestones and the probability of the milestones being achieved. The fair value of the contingent consideration could change in future periods depending on the prospects for the Company’s MDA5 and NLRP1 drug discovery programs acquired as part of the IFM transaction achieving development, commercial, regulatory and sales milestones. The estimated contingent consideration as of September 30, 2024 and December 31, 2023, related to the IFM acquisition, was $1.4 million.

The following table sets forth the significant inputs to the discounted cash flow technique used to value contingent consideration for IFM as of September 30, 2024 and December 31, 2023:

Significant Unobservable Inputs	September 30, 2024	December 31, 2023
Discount rate	12.7%	13.5%
Projected milestone timing	2.25 to 12.25 Years	3 to 13 Years
Probability of milestone achievement - NLRP1 program	5.0% - 35.0%	5.0% - 35.0%
Probability of milestone achievement - MDA5 program	5.0% - 35.0%	5.0% - 35.0%

Significant increases or decreases in these inputs could result in a significantly lower or higher fair value measurement of the contingent consideration liability.

Rahko

The Rahko acquisition included additional consideration payable of up to $30.0 million to the previous shareholders of Rahko upon the achievement of certain qualifying events, including

(a) following the Company’s completion of an initial public offering (“IPO”) or public listing of the Company’s shares on certain designated exchanges, upon the first occurrence of the total market capitalization of the Company being equal to or in excess of $1.5 billion, or (b) an exit event such as (i) a transaction or transactions by which more than 50% of the combined voting power of then outstanding voting securities of the Company are acquired, (ii) consolidation or merger of the Company into another entity, or (iii) sale or disposition of substantially all of the assets of the Company, in each case for which the potential proceeds are equal to or in excess of $1.5 billion. The fair value of the contingent consideration was determined based on a Monte-Carlo simulation model that utilizes a geometric Brownian motion to estimate the equity value of the Company at expected qualifying event dates. The Company applied risk-free rate, volatility and discount rate to simulate the expected equity value of the Company as of the expected qualifying event dates. The risk-free rate was based upon the interest rates corresponding to the time period for U.S. Treasury notes published by the U.S. Federal Reserve. The volatility was estimated based on equity volatility indications from the guideline public companies and the capital structure of the Company.

The contingent consideration as of the date when the Company has met the certain market capitalization threshold following a certain qualifying event was discounted to the measurement date using a discount rate that is based on the risk-free rate and the Company’s credit spread. The discounted amount of contingent consideration and the equity values are subject to the Monte-Carlo simulations for 100,000 trials to derive the fair value of the contingent consideration. The estimated contingent consideration as of September 30, 2024 and December 31, 2023, related to the Rahko acquisition was $8.4 million and $6.9 million, respectively.

The following table sets forth the probability of completing an IPO (measured as a standalone metric separate from the other necessary triggers for the contingent consideration related to the Rahko acquisition), which was a significant input to the Monte-Carlo simulation used to value such contingent consideration:

As of September 30, 2024
Expected IPO Date	Probability of IPO Event	Discount Rates	Risk Free Rate Applied to Equity Value	Equity Volatility
January 15, 2025	20%	13.0%	3.8%	88%
April 30, 2025	15%	13.0%	3.8%	88%
February 15, 2026	7.5%	13.0%	3.9%	88%
August 15, 2026	7.5%	13.0%	3.9%	88%
*	50%	13.0%	Varies	Varies

*	Reflects the probability weighted expected term of the remaining scenarios between October 2025 and August 2026 with each scenario weighted 5% overall for an aggregate probability weight of 50%.

As of December 31, 2023
Expected IPO Date	Probability of IPO Event	Discount Rates	Risk Free Rate Applied to Equity Value	Equity Volatility
September 30, 2024	25%	13.0%	5.0%	90%
June 30, 2025	75%	13.0%	4.5%	90%

Significant increases or decreases in these inputs could result in a significantly lower or higher fair value measurement of the contingent consideration liability.

Valuation of LSA Warrant Liability

In March 2022, the Company issued a warrant to purchase up to 64,992 shares of Series A-2 convertible preferred stock, subject to vesting (the “LSA Warrants”) (see Note 10 for additional details of the transaction pursuant to which such LSA Warrant was issued). The LSA Warrant has an exercise price of $6.15 and will expire ten years from the date of issuance. As of September 30, 2024, the LSA Warrant, representing the right to purchase 16,248 shares of Series A-2 convertible preferred stock, was issued and outstanding. The right to purchase the remaining 48,744 shares was forfeited upon termination of the LSA.

The estimated fair value of the LSA Warrant liability was determined using an option pricing model with the following assumptions:

Significant Unobservable Inputs	September 30, 2024	December 31, 2023
Expected term until a liquidity event (in years)	2	2
Volatility	80%	80%
Risk-free interest rate	3.7%	5.1%
Annual dividend rate	0%	0%

The following table presents a roll-forward of the aggregate fair values of the Company’s liabilities for which fair value is determined by Level 3 inputs:

	Warrant Liability	Contingent Consideration
Balance as of January 1, 2024	$33	$8,381
Change in fair value	12	1,415

Balance as of September 30, 2024	$45	$9,796

	Warrant Liability	Contingent Consideration
Balance as of January 1, 2023	$118	$8,084
Forfeiture of portion of LSA Warrant	(98)	—
Change in fair value	5	(70)

Balance as of September 30, 2023	$25	$8,014

6.	Cash, Cash Equivalents, Restricted Cash, and Marketable Securities

The following table summarizes the Company’s cash and cash equivalents, and restricted cash:

	Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
	Beginning of period	End of period	Beginning of period	End of period
Cash and cash equivalents	$52,545	$39,435	$241,043	$60,186
Restricted cash included in other non-current assets	3,459	3,210	628	3,459

Total cash, cash equivalents and restricted cash per the consolidated statements of cash flows	$56,004	$42,645	$241,671	$63,645

The following tables summarize the Company’s marketable securities held as of September 30, 2024 and December 31, 2023.

	September 30, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable securities
U.S. treasury bills and U.S. treasury notes	115,306	163	—	115,469

	$115,306	$163	$—	$115,469

	December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable securities
U.S. treasury bills and U.S. treasury notes	163,249	315	(10)	163,554

	$163,249	$315	$(10)	$163,554

As of September 30, 2024, marketable securities were in a net unrealized gain position of $0.2 million. These amounts are included in other comprehensive income (loss) in the condensed consolidated statements of operations and comprehensive loss. There were no securities in an unrealized loss position as of September 30, 2024. As of December 31, 2023, marketable securities were in a net unrealized gain position of $0.3 million. These amounts are included in other comprehensive income (loss) in the condensed consolidated statements of operations and comprehensive loss. There were no securities in an unrealized loss position as of December 31, 2023.

The Company determined that there was no material credit risk associated with the above investments as of September 30, 2024 and December 31, 2023. The Company has the intent and ability to hold such securities until recovery. As a result, the Company did not record any charges for credit-related impairments for its marketable securities during the nine months ended September 30, 2024 and 2023. No available-for-sale debt securities held as of September 30, 2024 had remaining maturities greater than 10 months.

7.	Property and Equipment, Net

Property and equipment and related accumulated depreciation consist of the following:

	September 30, 2024	December 31, 2023
Laboratory equipment	$21,133	$20,593
Furniture, fixtures and equipment	668	668
Computer hardware and software	962	953
Finance lease	201	335
Assets not yet placed in service	—	14
Leasehold improvements	305	272

	23,269	22,835
Less: accumulated depreciation	(10,406)	(6,859)

Total	$12,863	$15,976

Total depreciation expense for the nine months ended September 30, 2024 and 2023, was $3.5 million and $3.3 million, respectively.

8.	Accrued Expenses

Accrued expenses consist of the following:

	September 30, 2024	December 31, 2023
Employee compensation, benefits, and recruiting	$4,798	$7,474
External research and supplies	1,664	1,224
Professional fees	4,493	1,220
Deferred revenue	4,189	406
Taxes payable	185	177

Total	$15,329	$10,501

9.	Leases

In September 2021, the Company entered into an eight-year lease agreement for 45,632 square feet of space for its corporate headquarters located in Boston, Massachusetts. The Company is also party to several leases for office and laboratory space in San Diego, California, Ann Arbor, Michigan, New York, New York, and Frankfurt, Germany, as well as leases for certain laboratory equipment.

In August 2024, the Company entered into a lease extension agreement for its Frankfurt, Germany laboratory space for an additional two-year term. The Company accounted for the lease extension as a modification of the existing lease and remeasured the right-of-use (“ROU”) asset and lease liability by calculating the present value of lease payments, discounted at 7.4%, the Company’s incremental borrowing rate in August 2024, over the new lease term. The modification resulted in an increase in the ROU asset and lease liability by $0.5 million, recorded in the condensed consolidated balance sheet as of September 30, 2024.

10.	Note Payable

In March 2022, the Company entered into a loan and security agreement (“LSA”) with Pacific Western Bank (acquired by Bank of California in November 2023) which provided borrowing capacity of up to $20.0 million. The Company borrowed $5.0 million at closing and made monthly interest-only payments at a rate equal to the greater of the Prime Rate (as defined in the LSA) or 4.00%. The loan was scheduled to mature in September 2026, however the Company repaid the outstanding principal including accrued interest and terminated the LSA in April 2023. During the nine months ended September 30, 2023, the Company recorded interest expense of $0.1 million related to the LSA. No interest expense has been recorded during the nine months ended September 30, 2024.

In connection with the LSA, the Company issued the LSA Warrant to purchase 64,992 shares of the Company’s Series A-2 convertible preferred stock with an exercise price of $6.15 that was exercisable based on the proportion of amounts borrowed to the borrowing capacity. At the LSA Warrant issuance date, the right of the holder to purchase 16,248 shares immediately vested and was exercisable. The right to purchase these shares expires ten years after the issuance date. The right to purchase the remaining 48,744 shares was forfeited upon termination of the LSA. As of September 30, 2024, the right to purchase the 16,902 shares of Series A-2 convertible preferred stock was outstanding. The LSA Warrant requires liability classification under the guidance in ASC 480, Distinguishing Liabilities from Equity, as the Series A-2 convertible preferred stock underlying the LSA Warrant is redeemable outside of the control of the Company.

11.	Common Stock

The Company has two classes of common stock that are authorized and outstanding: voting and non-voting. Holders of voting common stock are entitled to one vote per share on all matters on which stockholders have the right to vote, including director elections. Holders of non-voting common stock are not entitled to vote, except as may be required under Delaware law. All other rights and privileges of voting common stock and non-voting common stock are the same. As of September 30, 2024, there were 8,121,767 shares of common stock and 81,240 shares of non-voting common stock issued and outstanding. In addition, the Company had 579,432 issued shares of common stock that were subject to vesting as of September 30, 2024 (see Note 13).

12.	Convertible Preferred Stock

In 2021, the Company issued Series A, Series A-1 and Series A-2 convertible preferred stock in exchange for cash and the conversion of certain promissory notes. In March 2022, the Company issued an additional 1,624,803 shares of Series A-2 convertible preferred stock for an aggregate purchase price of $10 million.

In May 2022, the Company entered into a Series B Preferred Stock Purchase Agreement pursuant to which the Company initially issued and sold 14,469,169 shares of Series B convertible preferred stock at a purchase price of $6.32 per share for an aggregate purchase price of $91.4 million. In September 2022, the Company issued an additional 12,132,191 shares of Series B convertible preferred stock to the same investors at $6.32 per share.

In October 2023, the Company entered into a Series C Preferred Stock Purchase Agreement pursuant to which the Company issued and sold 19,426,000 shares of Series C convertible preferred stock, at a purchase price of $5.00 per share for an aggregate purchase price of $97.1 million. Between January 2024 and August 2024, the Company issued an additional aggregate amount of 4,016,000 shares of Series C convertible preferred stock to new investors, each at a purchase price of $5.00 per share for an aggregate purchase price of $20.1 million.

Each issuance of the Series C convertible preferred stock resulted in an adjustment of the conversion price of the Series A-1, Series A-2, and Series B convertible preferred stock, due to the down round feature included in the Company’s certificate of incorporation with respect to each such series. As of September 30, 2024, the Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, and Series B convertible preferred stock would effectively convert into 7,812,618 shares of common stock, 8,129,941 shares of common stock, and 27,795,043 shares of common stock, respectively, upon the occurrence of certain events, including a qualifying IPO of the Company’s common stock. The Company accounted for the down round adjustment as a deemed dividend. As a result of the issuances of Series C convertible preferred stock in 2024, the Company recorded an adjustment of $0.2 million within additional paid-in capital and accumulated deficit associated with the down round feature, which was calculated as the difference between the fair value of the convertible preferred stock immediately before the change in conversion price and the fair value of the convertible preferred stock immediately after the change in conversion price. The deemed dividend has also been included in the determination of net loss available to common stockholders for calculating the Company’s loss per share (see Note 17).

The convertible preferred stock consisted of the following:

September 30, 2024
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	30,039,874	30,039,874	$131,564	$131,788	30,039,874
Series A-1 convertible preferred stock	7,575,753	7,575,753	44,342	44,405	7,812,618
Series A-2 convertible preferred stock	7,815,303	7,799,055	47,963	48,000	8,129,941
Series B convertible preferred stock	26,601,360	26,601,360	167,765	168,010	27,795,043
Series C convertible preferred stock	24,216,000	23,442,000	116,578	117,210	23,442,000

	96,248,290	95,458,042	$508,212	$509,413	97,219,476

December 31, 2023
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A convertible preferred stock	30,039,874	30,039,874	$131,564	$131,788	30,039,874
Series A-1 convertible preferred stock	7,575,753	7,575,753	44,342	44,405	7,776,904
Series A-2 convertible preferred stock	7,815,303	7,799,055	47,963	48,000	8,065,324
Series B convertible preferred stock	26,601,360	26,601,360	167,765	168,010	27,613,212
Series C convertible preferred stock	20,200,000	19,426,000	96,571	97,130	19,426,000

	92,232,290	91,442,042	$488,205	$489,333	92,921,314

As of September 30, 2024, the holders of the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock have the following rights and preferences:

Voting rights—Holders of the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of convertible preferred stock held by such holder could be converted as of the relevant record date at all meetings of stockholders. The holders of convertible preferred stock generally vote together as a single class with holders of common stock except that, the holders of Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock voting together as a single class on an as converted basis are entitled to elect two directors, and holders of Series C convertible preferred stock voting together as a single class on an as converted basis are entitled to elect one director. The remaining members of the Board of Directors are elected by the holders of convertible preferred stock and common stock, voting together as a single class on an as-converted basis.

Dividends—Holders of outstanding shares of Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock are entitled to participate in any dividends payable to common stockholders on an as converted basis and have priority over the payment of dividends to holders of common stock. The dividends do not contractually require the holders to participate in losses of the Company.

In the case of a dividend on common stock or any class of stock that is convertible into common stock, the dividend per share of convertible preferred stock would equal the product of (A) the dividend payable on each share of such class or series as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of such share of convertible preferred stock. In the case of a dividend on any class or series that is not convertible into common stock, the dividend per share of convertible preferred stock would be determined by (A) dividing the amount of dividend payable on each share of such class or series of capital stock by the original issue price of such class or series and (B) multiplying such fraction by the original issue price of the applicable class of convertible preferred stock.

Liquidation Amount—The Series C convertible preferred stock ranks, with respect to rights in the event of voluntary or involuntary liquidation, winding up, dissolution, and deemed liquidation events, senior and in priority of payment to (i) the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, and Series B convertible preferred stock and (ii) the common stock. After payment in full of the amounts owed to holders of Series C convertible preferred stock, the Series B convertible preferred stock rank, with respect to rights in the event of voluntary or involuntary liquidation, winding up, dissolution, and deemed liquidation events, senior and in priority of payment to (i) the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and (ii) the common stock. After payment in full of the amounts owed to holders of the Series B convertible preferred stock and Series C convertible preferred stock, the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, with respect to distribution rights and rights on liquidation, winding-up and dissolution, rank (i) senior and in priority of payment to the common stock and (ii) on parity with each other. After the payment of the full liquidation preference of the convertible preferred stock, the remaining assets of the Company legally available for distribution, if any, will be distributed ratably to the holders of common stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation, or upon the occurrence of a deemed liquidation event, the holders of shares of (i) the Series C convertible preferred stock are entitled to payments in an amount equal the greater of (a) the applicable original issue price of $5.00 per share, plus dividends declared but unpaid and (b) the amount payable with respect to such share as if it was converted to common stock immediately prior to settlement, (ii) the Series B convertible preferred stock are entitled to payments in an amount equal the greater of (a) the applicable original issue price of $6.31584 per share, plus dividends declared but unpaid and (b) the amount payable with respect to such share as if it was converted to common stock immediately prior to settlement, and (iii) the Series A, Series A-1 and Series A-2 convertible preferred stock are entitled to payments in an amount equal to the greater of (a) the applicable original issue price of $4.34186 per share, $5.86151 per share and $6.15459 per share, respectively, plus dividends declared but unpaid and (b) the amount payable with respect to such share as if it was converted to common stock immediately prior to settlement.

Conversion Option—Each share of the convertible preferred stock is convertible into shares of the Company’s common stock on a one-to-one basis, subject to appropriate adjustment in the event of any stock dividend, stock split or similar recapitalization, at the option of the stockholder and subject to adjustments in accordance with anti-dilution provisions and down round features. In addition, such shares will be converted automatically into shares of the Company’s common stock at then applicable conversion ratio upon the earlier of (i) a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, on the New York Stock Exchange or Nasdaq Stock Market resulting in at least $250.0 million of gross proceeds, net of underwriting discounts and commissions, (ii) the completion by the Company of a business combination, merger, consolidation or share exchange with a special purpose acquisition company (“SPAC”) or its subsidiary in which the common stock of the surviving or parent entity is listed on New York Stock Exchange or Nasdaq Stock Market as of the consummation of such transaction, after taking into account any redemptions from the SPAC’s trust account, the surviving entity or parent entity receives at least $250.0 million of gross proceeds, net of the underwriting discount and commissions, from the sale of its equity securities, or (iii) the occurrence of an event specified by vote or written consent of the majority of the holders of the then outstanding shares of a specific class of convertible preferred stock, only with respect to that class of convertible preferred stock.

13.	Stock-Based Compensation

Stock Options

In August 2021, the Company’s Board of Directors adopted the 2021 Equity Incentive Plan (the “2021 Plan”) which provides for the granting of stock appreciation rights, incentive stock options,

restricted stock awards, other stock-based awards to eligible employees, officers, directors, consultants, and advisors. The stock options issued under the 2021 Plan expire not more than ten years from the grant date. The 2021 Plan was subsequently amended on various dates through March 15, 2024 to increase the number of shares available for the issuance of awards to a total of 22,043,944. As of September 30, 2024, there were 4,429,876 shares of voting common stock available for future grant under the 2021 Plan. In October 2024, the Board of Directors approved an increase in the number of shares of the Company’s common stock reserved for the issuance of awards under the 2021 Plan by 3,500,000 shares.

The stock options generally vest over four years, with 25% of the award vesting at a one-year cliff with the remaining portion vesting in equal installments over the remaining period. The stock options granted contain only service conditions as the grantees are only required to provide services to the Company over the requisite service period to continue to vest in the awards.

The following table summarizes the Company’s stock option activity for the nine months ended September 30, 2024:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2024	11,017,701	$2.65	8.10	$3,121
Granted	8,041,422	2.37
Forfeited	(1,196,936)	2.46
Expired	(374,231)	2.62
Exercised	(55,423)	2.77

Outstanding as of September 30, 2024	17,432,533	$2.53	8.06	$10,576

Exercisable as of September 30, 2024	7,785,243	$2.61	6.91	$4,134

Weighted-average fair value of options granted during the period	$1.85

The following table presents, on a weighted-average basis, the assumptions used in the Black Scholes option-pricing model to determine the grant date fair value of the stock options granted during the nine months ended:

	September 30,
	2024	2023
Fair value of common stock	$2.37	$2.86
Expected term (in years)	6.01	5.87
Risk-free interest rate	4.10%	3.80%
Expected volatility	93.59%	82.60%
Dividend yield	0%	0%

The weighted average grant-date fair value of stock options granted during the nine months ended September 30, 2024 and 2023 was $1.85 and $2.04 per option, respectively. The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during the nine months ended September 30, 2024 and 2023 was de minimis.

Restricted Stock

The Company issued restricted stock awards in 2021 to its CEO and in connection with the Rahko acquisition.

The summary of restricted stock award activity for the nine months ended September 30, 2024, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2024	1,602,520	$0.54
Vested	(1,023,088)	0.76

Unvested as of September 30, 2024	579,432	$—

The aggregate fair value of restricted stock awards vested during the nine months ended September 30, 2024 and 2023, was $2.5 million and $3.1 million, respectively. The Company recorded stock compensation expense of $0.4 million and $0.6 million, related to the restricted stock awards during the nine months ended September 30, 2024 and 2023, respectively.

The following table summarizes unrecognized stock-based compensation expense as of September 30, 2024 by type of awards, and the weighted-average period over which that expense is expected to be recognized. The total unrecognized stock-based compensation expense will be adjusted for actual forfeitures as they occur.

	Unrecognized Expense	Weighted Average Recognition Period (in years)
Stock options	$17,285	2.88
Restricted stock awards	$—	0.56

The unrecognized stock-based compensation expense associated with restricted stock awards as of September 30, 2024 was de minimis.

The following table summarizes stock-based compensation expense included in operating expenses for the periods presented:

	Nine Months Ended September 30,
	2024	2023
Research and development	$2,780	$2,385
General and administrative	3,242	1,909

Total	$6,022	$4,294

14.	Commitments and Contingencies

License and Collaboration Agreements

The Company has entered into various license agreements for certain technology. The Company is obligated to pay annual maintenance payments from zero to $40,000 per year to certain of the licensors, which will be recognized as research and development expense. The Company could be required to make clinical, development, and regulatory milestone payments of up to $3.5 million and low single-digit royalty payments to licensors based on the net sales of the licensed products. As of September 30, 2024, the Company has earned $0.1 million in upfront and milestone payments under these agreements. The Company may cancel these agreements at any time by providing 30 to 90 days’ notice to the other party.

Contingent Consideration

In connection with the IFM acquisition, the Company is required to make future payments to the shareholders of IFM based on the occurrence of certain development, commercial, regulatory and sales milestones (see Note 5).

In connection with the Rahko acquisition, the Company has a contingent payment obligation to the shareholders of Rahko upon the occurrence of certain qualifying events. No qualifying event has occurred as of September 30, 2024.

Legal Proceedings

The Company is not currently a party to any material legal proceedings. At each reporting date, the Company evaluates whether a potential loss or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses the costs related to its legal proceedings as incurred.

15.	401(k) Savings Plan

The Company has a defined-contribution savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. As currently established, the Company is not required to make and has not made any contributions to the 401(k) Plan.

16.	Income Taxes

During the nine months ended September 30, 2024 and 2023 the Company recorded an income tax provision of $0.4 million, which consists of U.S. state and foreign taxes in jurisdictions the Company conducts its business.

The Company maintains a full valuation allowance on its deferred tax assets. The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which primarily consist of net operating loss carryforwards. The Company has considered its history of cumulative net losses, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its deferred tax assets. As a result, as of September 30, 2024, the Company has maintained a full valuation allowance against its remaining net deferred tax assets.

17.	Net Loss Per Share

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders for the periods presented:

	Nine Months Ended September 30,
	2024	2023
Numerator:
Net loss	$(93,389)	$(97,080)
Deemed dividend upon convertible preferred stock down round adjustment	(176)	—

Net loss attributable to common stockholders	$(93,565)	$(97,080)

Denominator:
Weighted-average number of shares used in computing net loss, basic and diluted per share - basic and diluted	7,659,394	6,107,685

Net loss per share - basic and diluted	$(12.22)	$(15.89)

The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per share attributable to common stockholders, as their effect is antidilutive:

	Nine Months Ended September 30,
	2024	2023
Stock options to purchase common stock	17,432,533	10,106,124
Unvested restricted stock awards	579,432	1,943,549
Series A convertible preferred stock (as converted to common stock)	30,039,874	30,039,874
Series A-1 convertible preferred stock (as converted to common stock)	7,812,618	7,575,753
Series A-2 convertible preferred stock (as converted to common stock)	8,113,039	7,799,055
Series B convertible preferred stock (as converted to common stock)	27,795,043	26,601,360
Series C convertible preferred stock (as converted to common stock)	23,442,000	—
Series A-2 warrants (as converted to common stock)	16,902	16,248

Total	115,231,441	84,081,963

18.	Related Party Transactions

The Company’s CEO is the Chairman of IFM Therapeutics, LLC’s board of directors. In May 2022, the Company acquired all of the membership interests in IFM (see Note 13), which did not include IFM Therapeutics, LLC. The acquisition was conducted in the normal course of business on an arm’s length basis with the Company’s CEO recusing himself from all transaction negotiations. The Company has incurred laboratory supplies and facility-related costs related to the IFM acquisition of zero and $0.3 million for the nine months ended September 30, 2024 and 2023, respectively. There were no related party assets or liabilities recorded in the Company’s condensed consolidated balance sheets as to amounts related to the IFM acquisition in accounts payable and accrued expenses as of September 30, 2024 and December 31, 2023, respectively.

19.	Subsequent Events

The Company has evaluated subsequent events through November 15, 2024, the date these unaudited condensed consolidated financial statements were available to be issued. There were no subsequent events that required adjustments to or disclosure in the financial statements, except for the following, as to which the date is December 4, 2024:

Series C-1 Convertible Preferred Stock Financing

On November 22, 2024, the Company entered into a Series C-1 Preferred Stock Purchase Agreement with a new third-party investor pursuant to which the Company issued and sold an aggregate of 1,459,598 shares of Series C-1 convertible preferred stock, at a purchase price of $5.1384 per share for gross proceeds of $7.5 million. The Company’s Series C-1 convertible preferred shares have the same rights and preferences as the Company’s Series C convertible preferred shares.

    Shares

Odyssey Therapeutics, Inc.

Common Stock

PROSPECTUS

Goldman Sachs & Co. LLC	Jefferies	TD Cowen

Wedbush PacGrow

, 2025

Through and including    , 2025 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by Odyssey Therapeutics, Inc., or the Registrant, other than underwriting discounts and commissions, incurred or to be incurred in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq Stock Market LLC listing fee.

SEC registration fee		$15,310
Financial Industry Regulatory Authority, Inc. filing fee		15,500
Nasdaq listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous expenses			*

Total	$		*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the DGCL, authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Prior to the completion of the offering, the Registrant expects to adopt a Certificate of Incorporation and Bylaws, which will become effective immediately prior to the completion of the offering, and which will contain provisions that limit the liability of the Registrant’s directors and officers for monetary damages to the fullest extent permitted by law.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of the Registrant’s directors and officers will be further limited to the greatest extent permitted by the DGCL.

The Registrant’s Certificate of Incorporation will also provide that the Registrant will indemnify, to the fullest extent permitted by law, each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of the Registrant or, while a director or officer of the Registrant, is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity. In addition, the Registrant’s Certificate of Incorporation will provide that the Registrant must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, the Registrant expects to enter into indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require the Registrant, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require the Registrant to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding, subject to certain exceptions. The Registrant believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that will be included in the Registrant’s Certificate of Incorporation, Bylaws and in indemnification agreements that the Registrant enters into with its directors and executive officers may discourage stockholders from bringing a lawsuit against its directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against the Registrant’s directors and executive officers even though an action, if successful, might benefit the Registrant and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that the Registrant pays the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, the Registrant is not aware of any pending litigation or proceeding involving any person who is or was one of its directors, officers, employees or other agents or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and the Registrant is not aware of any threatened litigation that may result in claims for indemnification.

The Registrant’s Bylaws will provide that the Registrant may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Registrant or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Registrant would have the power to indemnity such person against such expense, liability or loss under the DGCL. The Registrant will obtain prior to the closing of this offering insurance under which, subject to the limitations of the insurance policies, coverage is provided to the Registrant’s directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to the Registrant with respect to payments that may be made by the Registrant to these directors and executive officers pursuant to the Registrant’s indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2022, the Registrant has issued the following securities that were not registered under the Securities Act:

Issuances of Options to Purchase Common Stock and Common Stock Upon Exercise of Options

From January 1, 2022 through the date of this registration statement, the Registrant granted options to purchase an aggregate of    shares of the Registrant’s common stock to certain of the Registrant’s employees, consultants and directors under 2021 Equity Incentive Plan, as amended to date, or the 2021 Plan, having exercise prices ranging from $  to $   per share.

From January 1, 2022 through the date of this registration statement, the Registrant issued to certain of the Registrant’s employees, consultants and directors an aggregate of    shares of the

Registrant’s common stock at a per share price ranging from $  to $  per share pursuant to exercises of options under the 2021 Plan for an aggregate purchase price of $  .

The offers, sales and issuances of the securities described in the preceding paragraphs were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were the Registrant’s employees, directors or consultants and received the securities under the 2021 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

Issuances of Convertible Preferred Stock

In multiple closings held between January 1, 2022 and the date hereof, the Registrant issued and sold an aggregate of (i) 1,624,803 shares of its Series A-2 convertible preferred stock at a purchase price of $6.15459 per share for an aggregate purchase price of approximately $10.0 million, (ii) 26,601,360 shares of its Series B convertible preferred stock at a purchase price of $6.31584 per share for an aggregate purchase price of approximately $168.0 million, (iii) 23,442,000 shares of its Series C convertible preferred stock at a purchase price of $5.00 per share for an aggregate purchase price of approximately $117.2 million and (iv) 1,459,598 shares of its Series C-1 convertible preferred stock at a price per share of $5.1384 for an aggregate purchase price of approximately $7.5 million to one accredited investor.

The offers, sales and issuances of the securities described in the preceding paragraphs were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through employment, business or other relationships, to information about the Registrant. No underwriters were involved in these transactions.

Acquisitions

The Registrant has, from time to time, issued securities as consideration in connections with acquisitions. In May 2022, the Registrant acquired all of the membership interests in IFM Discovery, LLC, or IFM, a biotechnology company that focuses on developing small molecule immunotherapies for inflammatory diseases and cancers. As part of the total purchase consideration, the Registrant issued 81,240 shares of the Registrant’s non-voting common stock at closing with the estimated fair value of $0.2 million.

The offers, sales and issuances of the securities described in the preceding paragraphs were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through employment, business or other relationships, to information about the Registrant. No underwriters were involved in these transactions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement.

3.1	Seventh Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2	Bylaws, as currently in effect.

3.3	Form of Eighth Amended and Restated Certificate of Incorporation, to be effective immediately prior to the closing of this offering.

3.4	Form of Amended and Restated Bylaws, to be effective immediately prior to the closing of this offering.

4.1	Form of Common Stock Certificate.

4.2	Warrant to Purchase Stock, issued to Pacific Western Bank.

4.3	Second Amended and Restated Investors’ Rights Agreement, dated October 25, 2023, by and among Odyssey Therapeutics, Inc. and the investors thereto, as amended.

5.1 *	Opinion of Covington & Burling LLP.

10.1 +	Odyssey Therapeutics, Inc. 2021 Equity Incentive Plan, as amended, and forms of agreement thereunder.

10.2 +*	Odyssey Therapeutics, Inc. 2024 Long-Term Incentive Plan, and forms of agreement thereunder.

10.3 +*	Odyssey Therapeutics, Inc. 2024 Employee Stock Purchase Plan.

10.4 +	Form of Indemnification Agreement by and between Odyssey Therapeutics, Inc. and its directors and executive officers.

10.5 +	Executive Employment Agreement, effective as of January 1, 2025, between Gary D. Glick and Odyssey Therapeutics, Inc.

10.6 +	Executive Employment Agreement, dated December 19, 2024, between Julie Clauss and Odyssey Therapeutics, Inc.

10.7 +	Executive Employment Agreement, dated December 18, 2024, between Jason Haas and Odyssey Therapeutics, Inc.

10.8 +	Stock Restriction Agreement, dated August 30, 2021, between Gary D. Glick and Odyssey Therapeutics, Inc.

10.9 †	Strategic Collaboration, Option and License Agreement, dated March 29, 2024, by and between Odyssey Therapeutics, Inc. and Janssen Pharmaceutica NV.

10.10 †	Material Transfer and Evaluation Agreement, dated December 20, 2022, by and between Odyssey Therapeutics, Inc. and Pfizer Inc.

10.11 †	Collaboration and License Agreement, dated September 11, 2024, by and between Odyssey Therapeutics, Inc. and Terray Therapeutics, Inc.

Exhibit Number	Exhibit Description

10.12 †	Share Purchase Agreement, dated October 6, 2021, by and among Odyssey Therapeutics, Inc., Rahko Limited, the seller parties thereto and Robert Ian Horobin and Miriam Cha, as sellers’ representatives.

10.13 †	Share Purchase Agreement, dated October 6, 2021, by and among Odyssey Therapeutics, Inc., Rahko Limited, Balderton Capital General Partner VI S.L.P and Robert Ian Horobin and Miriam Cha, as sellers’ representatives.

10.14 †	Membership Interest Purchase Agreement, dated May 6, 2022, by and among Odyssey Therapeutics, Inc., IFM Therapeutics, LLC, IFM Management, Inc., IFM Therapeutics GmbH, IFM Quattro, Inc., IFM Cinque, Inc. and IFM Continua, Inc.

21.1	Subsidiaries of Odyssey Therapeutics, Inc.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2 *	Consent of Covington & Burling LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page of this registration statement).

107	Fee Table.

*	To be filed by amendment.
+	Indicates management contract or compensatory plan or arrangement.
†

Portions of this exhibit (indicated by [* * *]) have been omitted because the Registrant has determined that the information is both (i) not material and (ii) of the type that the Registrant treats as private and confidential.

(b) Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

(c) Filing Fee Table. The information required to be furnished by paragraph (c) of this Item is incorporated herein by reference to Exhibit 107.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on the 17th day of January, 2025.

Odyssey Therapeutics, Inc.

By:	/s/ Gary D. Glick, Ph.D.
Gary D. Glick, Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary D. Glick, Ph.D. and Jason Haas, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution and full power to act without the other, for him or her and to act in his or her name, place and stead, in any and all capacities, to execute the Registration Statement on Form S-1 of Odyssey Therapeutics, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated hereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gary D. Glick, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	January 17, 2025
Gary D. Glick, Ph.D.

/s/ Jason Haas	Chief Financial Officer (Principal Financial and Accounting Officer)	January 17, 2025
Jason Haas

/s/ Jeffrey Leiden, M.D., Ph.D.	Chairman, Director	January 17, 2025
Jeffrey Leiden, M.D., Ph.D.

/s/ Charles Baum, M.D., Ph.D.	Director	January 17, 2025
Charles Baum, M.D., Ph.D.

/s/ Jill Carroll	Director	January 17, 2025
Jill Carroll

/s/ Carl L. Gordon, Ph.D., CFA	Director	January 17, 2025
Carl L. Gordon, Ph.D., CFA

/s/ Lorence Kim, M.D.	Director	January 17, 2025
Lorence Kim, M.D.

/s/ Ian F. Smith	Director	January 17, 2025
Ian F. Smith

/s/ Valerie Odegard, Ph.D.	Director	January 17, 2025
Valerie Odegard, Ph.D.

/s/ Timothy P. Walbert	Director	January 17, 2025
Timothy P. Walbert